Form 20-F
period 2007-12-31
STARLIMS Technologies Ltd
filed 2008-03-31
CIK 1396278

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report .................

Commission file number: 001-33487

STARLIMS Technologies Ltd.
(Exact Name of Registrant as specified in its charter
and translation of Registrant's name into English)

Israel
(Jurisdiction of incorporation or organization)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 1.0 Par Value	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 1.0 per share...............8,724,675
(as of December 31, 2007)

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into our Form S-8 Registration Statement File No. 333-146593.

INTRODUCTION

        STARLIMS Technologies Ltd. is a leading provider of laboratory information management systems, or LIMS, and has over 20 years experience in the LIMS market. We develop, market and sell configurable off-the-shelf LIMS software solutions trade-named STARLIMS®. STARLIMS manages the collection, processing, storage, retrieval and analysis of information generated in laboratories. Our software improves the reliability of sampling processes, supports compliance with domestic and international regulations and industry standards, provides comprehensive reporting, monitoring and analysis capabilities, and enables our customers to manage their globally distributed laboratories more efficiently and effectively. We are one of the first LIMS vendors to offer a true web-based, configurable off-the-shelf LIMS solution. Our STARLIMS software is used by more than 500 laboratories in over 40 countries around the world. Our strongest presence is in North America. The adaptable nature of our software allows us to offer solutions to customers in a wide range of industries and in multiple disciplines, but primarily in quality assurance and control, testing and monitoring, and research and development. The primary users of STARLIMS are government, manufacturing and life sciences organizations.

        In November 1993, we completed an initial public offering of our ordinary shares in Israel and our ordinary shares have traded on the Tel Aviv Stock Exchange since such time. Since our public offering in the United States in May 2007, our ordinary shares have also been listed on the NASDAQ Global Market (symbol: LIMS). As used in this annual report, the terms “we,” “us” and “our” mean STARLIMS Technologies Ltd. and its subsidiaries, unless otherwise indicated.

        We own the trademark and service mark STARLIMS, and we own the registered U.S. trademark for STARLIMS for computer software and have pending international trademark registration applications for STARLIMS. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

        Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

        Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

        Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also included in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information – Risk Factors.”

i

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated financial data for and as of the five years ended December 31, 2007 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements with respect to the three years ended December 31, 2007 and as of December 31, 2006 and 2007 appear elsewhere in this Annual Report. Our selected consolidated financial data as of December 31, 2003, 2004 and 2005 and for the years ended December 31, 2003 and 2004 have been derived from audited consolidated financial statements not included in this Annual Report. The selected consolidated financial data set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this Annual Report. Our historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(U.S. dollars in thousands, except share and per share data)

Statements of Income Data:
Revenues:
Software licensing	$2,099	$5,191	$9,645	$8,286	$10,656
Maintenance	1,687	1,615	2,169	2,841	3,241

Total product revenues	3,786	6,806	11,814	11,127	13,897
Services	1,737	2,826	4,400	8,638	9,878

Total revenues	5,523	9,632	16,214	19,765	23,775
Cost of Revenues:
Cost of products	35	92	120	31	374
Cost of services	1,332	1,928	3,306	5,557	8,095

Total cost of revenues	1,367	2,020	3,426	5,588	8,469

Gross profit:	4,156	7,612	12,788	14,177	15,306
Research and development expenses	684	806	1,373	1,866	2,872
Selling and marketing expenses	1,882	3,087	4,099	4,741	5,792
General and administrative
expenses	1,035	1,280	1,992	2,634	2,799

Operating income	555	2,439	5,324	4,936	3,843
Financial income, net	504	494	271	610	1,551
Income tax expense	346	846	1,969	1,762	885

Net income	$713	$2,087	$3,626	$3,784	$4,509

Basic earnings per share	$0.11	$0.33	$0.57	$0.59	$0.58

Weighted average number of
ordinary shares used in
computing basic earnings per
share	6,362,500	6,352,922	6,380,774	6,459,030	7,799,583

Diluted earnings per share	$0.11	$0.33	$0.56	$0.58	$0.57

Weighted average number of
ordinary shares used in
computing diluted earnings
per share	6,362,770	6,376,276	6,506,904	6,559,985	7,897,036
Dividends paid*	$1,318	$1,064	$1,456	$1,389	$1,914

* We paid annual dividends of NIS 1.00 per ordinary share in January 2003, NIS 0.75 per ordinary share in January 2004 and NIS 1.00 per ordinary share in January 2005 and 2006. In January 2007, we paid an annual dividend of NIS 1.25 per ordinary share, or $1.9 million in total.

	2003	2004	2005	2006	2007
	(U.S. dollars in thousands)

Balance Sheets Data:
Cash and cash equivalents	$1,425	$2,422	$3,397	$2,539	$31,704
Total assets	10,046	11,237	15,641	19,661	49,527
Working capital	6,105	6,630	7,928	9,460	39,025
Total shareholders' equity	$6,776	$7,442	$9,736	$13,969	$43,798

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

        Investing in our ordinary shares involves a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this annual report, before you decide to invest in our ordinary shares. If any of the following risks actually occurs, our business, financial condition or results of operations would suffer. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks Related to Our Company

We operate in a highly competitive industry and if we are not able to compete effectively our business and operating results may be adversely affected.

        We operate in a highly competitive industry. Some of our competitors are large international analytical instrument suppliers who also supply LIMS software. These competitors have greater name recognition, longer operating histories and significantly greater resources than we have. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards (regulatory or otherwise) or customer requirements. In addition, if the market experiences a greater degree of consolidation, we may face competitors that have greater market share, a larger customer base, more widely adopted proprietary technologies, greater marketing expertise and larger sales forces than we have, which could put us at a competitive disadvantage. With the growth of the LIMS market, we may face increased competition in the future if new entities enter our markets. Increased competition may result in pricing pressures, which could negatively impact our sales, gross margins or market share. Further, we may encounter difficulties in the future should we attempt to enter into geographical or vertical markets in which we have no prior experience. We may not be able to maintain or enhance our competitive position against current and future competitors. Our failure to compete effectively could adversely affect our business, financial condition or results of operations, which could negatively impact our revenues and our ability to generate profits.

        Furthermore, the market for our software products is characterized by evolving regulatory requirements and industry standards, as well as frequent new product and service introductions and enhancements that may render existing product offerings obsolete. As a result, we are susceptible to rapid and significant declines in market share due to unforeseen changes in the quality, features, functions or pricing of competing products.

Our quarterly operating results have historically fluctuated and may do so in the future.

        Our revenues are generally attributable to a small number of transactions in each quarter. Such transactions are dependent upon our customers’ initial decisions to replace their existing LIMS, and consequently, a decision as to which product to purchase. These are major decisions and accordingly, the sales cycle for our software product offerings can vary significantly and typically ranges from six to 12 months from initial contact to execution of contract and delivery. Customers often defer the closing of a transaction to the end of our quarter, so quarterly results generally cannot be adequately predicted and frequently are not known until the end of the quarter.

        Our software products are generally shipped as binding orders are received, and accordingly, revenues in any quarter are dependent on orders booked and shipped in that quarter and are not predictable with any high degree of certainty. Furthermore, a single sale transaction may represent a significant portion of our revenues and profit for a quarter. A delay in just one of these transactions from one quarter into a subsequent quarter, or a loss of one of these potential transactions, could cause our quarterly results to fluctuate significantly.

        Our quarterly revenues may also fluctuate in the future, as a result of a number of other factors including, without limitation:

—	government requirements that certain budgets be utilized during a specified period;

—	the timing of new product announcements and product introductions by us or our competitors;

—	market acceptance of new products, applications and product enhancements;

—	our success in expanding our sales and marketing programs;

—	deferrals of customer orders in anticipation of new products, applications, product enhancements, or public and private sector initiatives; and

—	general market and economic factors.

        Because a significant percentage of our quarterly expenses are fixed, a variation in the timing of closing transactions can cause significant variations in operating results from quarter to quarter. Accordingly, the loss or deferral of even one such transaction can have a significant adverse impact on our quarterly revenues and profitability and could also cause us to achieve quarterly financial results that are below projections of securities analysts and, as a result, may negatively impact the market price of our shares. Based on the foregoing, we believe that interim period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Further, our historical operating results are not necessarily indicative of future performance for any particular period.

A significant portion of our sales are to laboratories in the public sector and our financial condition, operating results and prospects would be adversely affected by U.S. government budget cutbacks or spending reductions or if our U.S. subsidiary was excluded in the future from U.S. federal government projects because it is a foreign-owned company.

        In 2006 and 2007, sales to laboratories in the public sector accounted for 44% and 42% of our total revenues, respectively. Of the total revenues in 2006 and 2007, 32% and 33%, respectively, were attributable to U.S. federal, state and local government contracts. We believe that the success and growth of our business will continue to depend upon our successful procurement of government contracts. Companies that are not incorporated and located in the United States, or that are owned by non-U.S. entities, may be excluded from certain U.S. federal government projects. Our financial condition and operating results would be adversely affected if our U.S. subsidiary were excluded in the future from U.S. federal government projects because it is a foreign-owned company. In addition, the award of additional contracts from government agencies could be adversely affected by spending reductions or budget cutbacks at government agencies that currently use or are likely to use our products. Accordingly, changes in government contracting policies, budgetary constraints and delays or changes in the appropriations process could have an adverse affect on our business, financial condition and results of operations.

We could incur substantial costs resulting from software product liability claims relating to our software products or our customers' use of our software products. Material software product errors could adversely affect our reputation, result in significant costs to us, expose us to a risk of litigation and possible liability and impair our ability to sell our software products in the future.

        Software products as complex as ours often contain undetected errors or failures. Our software is used in critical systems and our customers may have a greater sensitivity to product errors and failures than customers of other software products due to the sensitive nature of the information captured by our LIMS solution. We have in the past discovered errors in our software applications and will likely continue to do so in the future. Material product errors could adversely affect the collection and processing of data by our customers and as a result, harm our reputation, result in significant costs to us, expose us to a risk of litigation and possible liability, impair our ability to sell our products in the future and result in our inability to attract or retain customers. The costs arising from such litigation could adversely affect our operating margins. Further, we cannot assure you that our existing general liability insurance coverage will continue to be available at reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

We participate in a program that facilitates sales of our products and services to U.S. federal government laboratories. If we are unable to continue to participate in this program in the future, or if we do not comply with the terms of our U.S. federal government contracts, our revenues and prospects would be materially harmed.

        In 2004, we were awarded a U.S. General Services Administration, or GSA, Information Technology Schedule 70, or GSA Schedule 70. The GSA Schedule 70 program is intended to facilitate efficient sales to U.S. federal government agencies and requires that we provide government agencies with “most-favored nation” type pricing with respect to sales of our products to the government agencies. In addition, government agencies that purchase our products pursuant to GSA contracts are permitted to conduct administrative audits of us as part of their routine audits and investigations of government contracts. As part of the audit process, among other things, the government agency may review our performance under the contract, cost structure, including the cost of comparable products to third parties, and compliance with applicable laws, regulations and standards. If any of our winning bids is found to be improperly priced, a portion of the revenue received by us may have to be refunded and an additional penalty may have to be paid by us. Any future audit with unfavorable results could materially adversely affect our competitive position, prospects and our operating results and financial condition. If our GSA Schedule 70 award is not extended after its initial term, which expires in July 2009, or if we do not comply with the terms of our contracts with the GSA, or if in the future the U.S. federal government ceases to do business with us or significantly decreases the amount of business it currently does with us, our revenues and prospects would be materially harmed.

Our most recent software releases are at a relatively early stage of market adoption and the failure of these products toachieve or maintain wide adoption would harm our operating results.

        In March 2006, we began offering Version 10 of STARLIMS, which is the first web-based version of our software. In the fourth quarter of 2007, we began offering, together with STARLIMS Version 10, an additional module enabling the functionality of a scientific data management system, or SDMS. Broad and timely adoption of such releases and any new products we may release in the future is critical to our future success and subject to a number of significant risks, some of which are outside our control. These risks include:

—	our customers' and prospective customers' adoption of our LIMS product offerings;

—	our ability to meet product development and release schedules; and

—	our ability to significantly expand our internal resources and increase our capital and operating expenses to support the anticipated growth in demand for our software products.

        Our failure to address, mitigate or manage these risks would seriously harm our business.

Our future success depends upon our ability to develop new products and enhance our existing products. Failure to successfully introduce new or enhanced products to the market in a timely manner may adversely affect our business, financial condition and results of operations.

        Our future success depends on our ability to develop enhancements to our existing products and to timely introduce new products that keep pace with rapid technological developments and changes in customers’ needs. We must continue to modify and enhance our products to keep pace with changes in network platforms, operating systems, software technology and changing customer demands. Any failure of our products to operate effectively with future network platforms and technologies could reduce the demand for our products and result in customer dissatisfaction.

        Furthermore, any new products or enhancements that we develop may not be released in a timely manner and may not achieve the market acceptance necessary to generate significant sales revenues. As a result, we may expend significant resources towards research and development for new or enhanced products, which may not gain market acceptance or generate sufficient sales to offset the costs of research and development. If we are unable to timely and successfully develop new products or improve our existing products, or if we fail to position or price our products to meet market demand, our business, financial condition and results of operations will be adversely affected.

Failure to manage our growth effectively could harm our business.

        In recent years, we have experienced rapid growth that has placed a significant strain on our operational and financial resources and our personnel. From January 1, 2004 to December 31, 2007, the number of our full-time employees increased from 42 to 153. To manage our anticipated future growth effectively, we must expand operations in geographically dispersed locations, and attract, integrate, train and retain a significant number of qualified sales and marketing personnel, professional services personnel, highly skilled software engineers and management personnel. We must also continue to maintain and may need to enhance our information technology infrastructure and financial and accounting systems and controls. Failure to manage our rapid growth effectively could have a material adverse effect on our business, operating results or financial condition.

We are dependent on the key members of our management and if we are unable to retain these key managers and hire additional skilled personnel, we may be unable to achieve our goals.

        Our future success depends upon our ability to attract, train and retain highly skilled employees and contract workers, particularly our management team, sales and marketing personnel, professional services personnel and software engineers. Two of our executive officers may terminate their relationship with us upon 180 days prior written notice, three are required to provide 90 days prior written notice and the remaining two may terminate their relationship with us at any time. Some of our non-executive employees may terminate their relationship with us at any time, while others are subject to a prior written notice requirement of between 30 and 90 days. The loss of any key member of our management team might significantly delay or prevent the achievement of our business or development objectives. Our ability to replace key members of our management team and hire additional skilled personnel in the future might be negatively impacted by the use of restrictive covenants in our industry and market. Because of the technical nature of our software products and the dynamic market in which we compete, any failure to attract and retain qualified direct sales, professional services and product development personnel, as well as our contract employees, could have a material adverse affect on our ability to generate sales, deploy our software products or successfully develop new software products and enhancements.

The global nature of our business exposes us to multiple risks and these risks may increase in the future due to the expected global expansion of our business.

        For the years ended December 31, 2005, 2006 and 2007, approximately 24%, 26% and 32%, respectively, of our revenues were derived from operations outside of North America. We expect that our international operations will account for a more significant portion of our revenues in the future. As a result of our international operations, we are exposed to many risks and uncertainties, including:

—	difficulties in staffing, managing and supporting operations in multiple countries;

—	different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future;

—	government currency control and restrictions on repatriation of earnings;

—	fluctuations in foreign currency exchange rates; and

—	political and economic changes, hostilities and other disruptions in regions where we currently operate or may operate in the future.

        Negative developments in any of these areas in one or more countries could result in a reduction in demand for our software products, the cancellation or delay of orders already placed, difficulty in collecting receivables, and a higher cost of doing business, any of which could adversely affect our business, results of operations or financial condition. These risks may increase in the future due to the expected global expansion of our business.

Tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our future tax expenses.

        In June 2006, we received a pre-ruling from the Israeli Tax Authority according to which a development center we established in November 2006 in Ashkelon, Israel will be regarded as a “Benefited Enterprise.” This entitles us to tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. The benefits include full exemption from corporate tax on undistributed taxable income attributable to the Benefited Enterprise, reduced tax on dividends and accelerated depreciation for manufacturing assets. For a ten-year period ending December 31, 2015, any taxable income attributable to an increase in the revenues we account for in Israel over the average annual revenues for the years 2003-2005 ($3.5 million) will be tax exempt. The result of this tax benefit in 2007 was a reduction in our total tax expenses of approximately $600,000. The benefits are conditional on our compliance with certain conditions in the Investments Law and the terms of the pre-ruling from the Israeli Tax Authority. Under the Investments Law, we must comply with at least one of three conditions during the period of entitlement, of which the following two conditions are applicable to our business: (i) that revenues of our Benefited Enterprise from any single country not exceed 75% of its total revenues; and (ii) that at least 25% of our Benefited Enterprise’s revenues during the benefit period derive from sales into a single country with a population of at least 12 million. Under the pre-ruling, we are bound by several other demands, including that we remain controlled and managed from Israel throughout the benefit period, that we not change our line of business or business model, and that we not significantly reduce the volume of our production or variety of our products. In addition, under the pre-ruling, during the benefit period, a certain percentage of our employees that are engaged in core research and development must be located in Israel; a certain percentage of our employees that are engaged in quality control must be located in Israel, and no fewer than 12 of our employees engaged in core research and development must have been recruited and be employed in Israel. If we do not comply with either of those conditions, we may be required to pay the monetary equivalent of the tax benefits we received under the pre-ruling, linked to the Israeli consumer price index, plus interest and penalties, and the benefits may be discontinued, in whole or in part. Such a result would adversely affect our results of operations and financial condition.

We may engage in future acquisitions, which may be expensive and time consuming and from which we may not realize anticipated benefits.

        We may acquire additional businesses, technologies and products if we determine that these additional businesses, technologies and products are likely to serve our strategic goals. The specific risks we may encounter in these types of transactions may include:

—	potentially dilutive issuances of our securities, the incurrence of debt and contingent liabilities and amortization expenses related to intangible assets, which could adversely affect our results of operations and financial conditions;

—	the diversion of management's attention from other business concerns;

—	difficulties in integrating the operations, technologies, products, existing contracts and personnel of the target business and realizing the anticipated synergies of the combined businesses;

—	the purchase price or other resources that we devote to an acquisition may exceed the value we eventually realize from the acquisition, or may exceed the value we could have realized had we allocated the purchase price or such other resources to a different business opportunity; and

—	the possibility that acquired assets become impaired, requiring us to record an impairment charge to earnings, which could materially adversely affect our results of operations.

        The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business, financial condition and results of operations.

Claims that we or our technologies infringe upon the intellectual property or other proprietary rights of a third party may require us to incur significant costs, to enter into royalty or licensing agreements or to develop or license substitute technology.

        We may in the future be subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of a third party. Our technology may now or in the future infringe on the intellectual property rights held by others. The legal framework for software patents is rapidly evolving and software developers may increasingly be subject to infringement claims. Any claims of infringement could cause us to incur substantial costs defending against the claim, even if the claim is without merit, and could distract our management from our business. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. We might not be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all. We may also not be able to successfully develop alternative technology on a timely basis, if at all, nor be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering, and our customers to continue using, the applicable technology. In addition, we generally state in our customer agreements that we will indemnify our customers against third party infringement claims relating to our technology provided to the customer, which could obligate us to fund significant amounts in the event that a suit is brought directly against us and our customers. Infringement claims asserted against us or our distributors could have a material adverse effect on our business, results of operations or financial condition.

We may be unable to adequately protect, and we may incur significant costs in defending, our intellectual property and other proprietary rights.

        We rely upon a combination of trademark, trade secret, copyright and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, in general we require our employees and consultants to enter into confidentiality and non-competition agreements and assignment of invention agreements. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties might gain access to our proprietary information, develop and market products similar to ours, or use trademarks similar to ours, each of which could materially harm our business. Existing U.S. federal and state intellectual property laws offer only limited protection. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we were to prevail. The failure to adequately protect our intellectual property and other proprietary rights could have a material adverse effect on our business, results of operations or financial condition.

In the course of conducting our business, we possess or could be deemed to possess confidential information, and if we fail to keep such information properly protected, we could be exposed to significant liability.

        Our STARLIMS software is used to collect, manage and report information produced in laboratories. Some of this information is, or could be considered to be, confidential information. Regulation of the use and disclosure of confidential information is complex and constantly changing. Increased focus on individuals’ rights to confidentiality of their personal information, including personal medical information, could lead to an increase of existing and future legislative or regulatory initiatives giving direct legal remedies to individuals, including rights to damages against entities deemed responsible for not adequately protecting such personal information. In addition, courts may look to regulatory standards in identifying or applying a common law theory of liability, whether or not the applicable law affords a private right of action. If we fail to properly protect confidential information that is in our possession or deemed to be in our possession, we could be exposed to significant liability, which could harm our business.

Risks Relating to Our Ordinary Shares

The price of our ordinary shares may be highly volatile and may decline in the future regardless of our operating performance.

        The market price of our ordinary shares could be subject to significant fluctuations in response to:

—	fluctuations in our quarterly or annual operating results;

—	changes in financial estimates or investment recommendations by securities analysts and our failure to achieve operating results consistent with securities analysts’projections;

—	the public's response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission and the Israeli Securities Authority;

—	changes in accounting standards, policies, guidance, interpretations or principles;

—	sales of ordinary shares by our directors, officers and significant shareholders;

—	announcements of technological innovations or enhanced or new products by us or our competitors;

—	the operating and stock price performance of other companies that investors may deem comparable to us;

—	broad market and industry factors;

—	changes in regulatory requirements that apply to our customers; and

—	other events or factors in any of the countries in which we operate, including those resulting from war, incidents of terrorism, natural disasters or responses to such events.

        The market prices of ordinary shares of software companies have been extremely volatile. Stock prices of many software companies have often fluctuated in a manner unrelated or disproportionate to the operating performance of such companies. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation relating to the stock trading and price volatility of the software company in question. If we were involved in any securities litigation, it could result in substantial cost to us to defend and divert resources and the attention of management from our business.

Three of our shareholders, who are also directors and executive officers, are parties to a voting agreement, beneficially own in the aggregate approximately 29% of our ordinary shares and may be able to influence our affairs.

        Itschak Friedman, chairman of our board of directors and our chief executive officer, Dinu Toiba, vice chairman of our board of directors and our executive vice president and chief information officer, and Chaim Friedman, a director and our chief financial officer, are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005. The voting agreement also grants the parties a right of first refusal to purchase each other’s shares in our company. Such persons beneficially own an aggregate of approximately 29% of our outstanding shares. As a result, these persons may have a significant influence on the election of our directors and other matters requiring a shareholder vote. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

Our ordinary shares are traded on more than one market and this may result in price variations.

        Our ordinary shares have traded on the Tel Aviv Stock Exchange, or the TASE, since November 1993 and on The NASDAQ Global Market since May 2007. Trading in our ordinary shares on these markets is made in different currencies (dollars on The NASDAQ Global Market and New Israeli Shekels, or NIS, on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Additionally, any decrease in the trading price of our ordinary shares on one of these markets may, and often does, cause a decrease in the trading price of our ordinary shares on the other market.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 as they apply to foreign private issuer that recently listed on a U.S. exchange for the first time, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

        Section 404 of the Sarbanes-Oxley Act of 2002 requires companies subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures; our management will be required to assess and issue a report concerning our internal controls over financial reporting, and our independent registered public accounting firm will be required to issue an opinion on management’s assessment of those matters. Our compliance with Section 404 of the Sarbanes-Oxley Act will first be tested in connection with the filing of our annual report on Form 20-F for the year ended December 31, 2008. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are complex and new to us and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied prior to the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls when its report is required, investor confidence in our financial results may weaken, and the market price of our ordinary shares may suffer.

As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

        As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Global Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ general meeting’s approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. The Israeli Companies Law does not establish criteria for determining whether or not a shareholder has acted in good faith. Moreover, the law is relatively new and there is no case law available on the duty of a non-controlling shareholder to act in good faith.

Provisions of Israeli law may delay, prevent or complicate an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our shares.

        Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See “Description of Share Capital – Approval of Related Party Transactions” and “Israeli Taxation” for additional discussion about some anti-takeover effects of Israeli law. These provisions of Israeli law may delay or complicate an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.

Risks Related to Our Operations in Israel

Conducting business in Israel entails special risks.

        We are incorporated in the State of Israel. Two members of our management who also serve as directors, our two outside directors (within the meaning of the Israeli Companies Law) and approximately 15% of our staff are located in Israel. Accordingly, we are influenced to a limited extent by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could have a material adverse effect on our business, financial condition and results of operations.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006. Since June 2007, when Hamas effectively took control of the Gaza Strip, there have been extensive hostilities along Israel’s border with the Gaza Strip, which have intensified since February 2008. In March 2008, rockets fired from the Gaza Strip hit Ashkelon, the city in which our Israeli research and development center is located. Ongoing violence between Israel and the Palestinians may have a negative effect on the research and development activities that we conduct in Israel and may adversely affect our share price.

        Some of our employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

Investors and our shareholders generally may have difficulties asserting U.S. securities laws claims in Israel or enforcing a U.S. judgment against us, some of our executive officers and directors and the Israeli experts named in this Annual Report.

        We are incorporated in Israel and some of our directors, executive officers and the Israeli experts named in this Annual Report reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, most of our assets and the assets of our executive officers and directors and some of the experts named in this Annual Report are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. For more information regarding the enforceability of civil liabilities against us, our directors and executive officers and the Israeli experts named in this Annual Report, including the terms under which certain judgments may be enforced by an Israeli court, please see “Enforceability of Civil Liabilities.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

        We were incorporated under the laws of the State of Israel in May 1986 as L.I.M.S. Laboratory Information and Management Systems Ltd. We changed our name to LIMS Laboratory Information Management Systems Ltd. in January 2006 and to STARLIMS Technologies Ltd. in April 2007. We are a public limited liability company under the Israeli Companies Law 5759-1999 and operate under this law and associated legislation. Our principal subsidiary, STARLIMS Corporation, is incorporated in Florida, the United States. In 2006, we established three additional subsidiaries, STARLIMS Canada organized in Canada, STARLIMS Asia Pacific organized in Hong Kong and STARLIMS Europe organized in the United Kingdom. Our principal executive offices are located at 32B Habarzel Street, Tel Aviv 69710, Israel and our telephone number is + 972-3-6485227. STARLIMS Corporation is located at 4000 Hollywood Boulevard, Hollywood, Florida 33021-6755 and its telephone number is 954-964-8663. Our website address is http://www.starlims.com. The information contained on our website is not a part of this annual report.

        Our capital expenditures for the years ended December 31, 2005, 2006 and 2007 were approximately $260,000, $1.69 million and $520,000, respectively. The increased expenditures in 2006 are primarily attributable to the acquisition of STARLIMS Canada.

B.	BUSINESS OVERVIEW

Our Business

        We are a leading provider of laboratory information management systems, or LIMS, and have over 20 years’ experience in the LIMS market. We develop, market and sell configurable off-the-shelf LIMS software solutions trade-named STARLIMS ®. STARLIMS manages the collection, processing, storage, retrieval and analysis of information generated in laboratories. Our software improves the reliability of sampling processes, supports compliance with domestic and international regulations and industry standards, provides comprehensive reporting, monitoring and analysis capabilities, and enables our customers to manage their globally distributed laboratories more efficiently and effectively. In March 2006, we were one of the first LIMS vendors to introduce a true web-based, configurable off-the-shelf LIMS solution, which enables our customers to manage their globally distributed laboratories more efficiently and effectively.

        Our STARLIMS software is used by more than 500 laboratories in over 40 countries around the world. Our strongest presence is in North America. The adaptable nature of our software allows us to offer solutions to customers in a wide range of industries and in multiple disciplines, but primarily in quality assurance and control, testing and monitoring, and research and development. The primary users of STARLIMS are government, manufacturing and life sciences organizations.

        We released our web-based, configurable off-the-shelf STARLIMS Version 10 in March 2006 and unlike many traditional LIMS that were augmented by web-enabled capabilities, STARLIMS Version 10 was developed from inception as a true web-based product. STARLIMS Version 10 requires no client-side installation or maintenance and enables us to offer a solution that facilitates global deployment and centralized management.

Industry Background

        LIMS originated approximately 30 years ago and were developed by organizations wishing to simplify their own laboratory data acquisition and reporting processes. Most first-generation LIMS were custom-designed systems developed by internal engineering resources as well as by instrument manufacturers to enable the efficient capture of laboratory data. Laboratory processes and regulatory requirements, as well as the need to share laboratory data across a customer’s organization and to other parties, have evolved quickly in the past two decades, often in directions not supported by such customized systems. In some cases, this has rendered legacy LIMS non-compliant and unable to meet present-day needs. In other cases, code has been added to the legacy LIMS, often by individuals other than the original programmers of the system. This has resulted in systems which are generally difficult to manage and have an inherently high cost of development and maintenance and which tend to be less reliable and flexible than commercial LIMS.

        The increasing geographic reach of many organizations has resulted in laboratories being dispersed in various geographic sites across the globe. For example, a pharmaceutical company may conduct research and development in one country, clinical trials in a second country, and manufacturing and quality control in a third. Nevertheless, analytical results pertaining to a single product must be cohesively managed so that the various departments and individuals of those organizations can access the information they require. The improvement in the connectivity between dispersed locations of organizations and the adoption of internet-based technologies has resulted in an increased demand for web-based applications, including web-based LIMS solutions, such as STARLIMS.

        The growing market for commercial LIMS has also benefited in recent years from increasingly stringent regulatory requirements. Evolving general and industry-specific standards and regulations require improved documentation (including traceability) of laboratory tests and an enhanced ability to share test results with other departments and third parties in real-time. One of the crucial functions of LIMS is their ability to trace each event in the lifecycle of a sample, which is essential in defending laboratory results and for regulatory compliance. While commercial LIMS, such as STARLIMS, are easily adapted to emerging regulatory requirements, legacy LIMS have often not been able to keep pace with evolving regulations.

        As a result of the foregoing, in recent years many laboratories have transitioned from legacy LIMS to commercial systems, such as STARLIMS. User demands for standard business tools have spawned a new generation of LIMS that are more user friendly, interoperable with other enterprise business systems and easily upgraded.

        Additionally, demand has emerged for comprehensive scientific content management, primarily in research and development laboratories. Historically LIMS have been designed to manage structured sample data produced in quality control laboratories. Data produced in scientific research is primarily unstructured (such as an individual’s interpretation of data in the form of written reports, email discussions between colleagues and original raw data from instruments) and to date have not been managed effectively by LIMS. Such data is currently beginning to be managed by electronic laboratory notebooks, or ELNs, and SDMSs, which are in early stages of industry-adoption and are generally provided by small to mid-size software vendors and two major instrument manufacturers. Many industry participants believe that it is not viable for the scientific and analytical communities to continue to maintain separate repositories for structured and unstructured data. We believe that many of our current and prospective customers are seeking a single solution that incorporates disparate types of data, enabling users to efficiently store and re-use data rather than spend laborious time alternating between different data repositories. We have recently been developing what we believe to be the first LIMS solution that will provide SDMS and ELN functionalities. We released our first LIMS solution providing SDMS functionalities during the fourth quarter of 2007 and plan to release our first LIMS solution providing ELN functionalities during 2008.

Our Strategy

        Our growth strategy is to:

        Expand our international sales. In 2005, 2006 and 2007, approximately 76%, 74% and 68% of our revenues, respectively, were derived from sales in North America. We entered into the fast growing and emerging markets of China, Southeast Asia and Eastern Europe in the last three years and intend to leverage our position in these markets. We also intend to pursue market share in developed markets in Western Europe and the Pacific Rim, where we have recently begun to devote more resources. We believe that these markets represent a significant opportunity for our LIMS solution. For this purpose, in 2006, we established a subsidiary in Hong Kong and expanded our office in Latin America. In February 2008, we entered into a memorandum of understanding for the acquisition of our professional services provider in the United Kingdom. We expect the acquisition to enhance our service capabilities in the United Kingdom and assist in further expanding our operations throughout Europe. The acquisition is subject to customary closing conditions and is expected to be completed in the second quarter of 2008.

        Increase penetration within our core markets. Of our total revenues in 2007, 26% were derived from laboratories in the life sciences, 42% from government authorities, 28% from manufacturing companies and 4% from various other organizations. We believe that we will be able to leverage our web-based technology, as well as our reputation as a commercial LIMS provider, to further penetrate our core markets. For example, to increase our market share in the life sciences, in 2006 we established a Center of Excellence, which is operated by our Canadian subsidiary, employs a team of 34 employees and is dedicated exclusively to the life sciences. We intend to establish similar centers in other industries in which our customers operate.

        Expand our presence in the LIMS replacement market. Home-grown and custom-designed first-generation LIMS have become obsolete and in certain instances non-compliant, spurring growth in the LIMS replacement market. In addition, several LIMS providers are no longer supporting their legacy LIMS. This presents an opportunity for us to leverage our web-based technology and expertise. We have begun to identify likely targets for our marketing and sales efforts in the replacement market and have made initial sales in this market.

        Continue to expand our product offerings to address adjacent markets. Our recognized expertise and technology have enabled us to develop innovative solutions in a timely manner, including our web-based LIMS solution, and to become a leading global provider of LIMS. We intend to strengthen this leading technology position by leveraging our development resources to expand our product offerings. We intend to develop new software products through internal development, possible acquisitions and partnerships with third-party technology providers. For example, scientific and analytical communities generate a significant amount of unstructured data that to date has not been managed effectively by LIMS. Such data is primarily managed by ELNs and SDMSs, which we believe will grow to a market size comparable to the LIMS market. We believe that this represents a substantial opportunity for cross-selling and to expand our product offerings into a new customer base. As a result of our agreement with EMC, we have embedded EMC’s Documentum software into STARLIMS. This allows users to manage structured and unstructured data within a single repository. We intend to continue this initiative and develop a LIMS solution that provides both SDMS and ELN functionalities. We released our first LIMS solution providing SDMS functionalities during the fourth quarter of 2007 and intend to release our first LIMS solution providing ELN functionalities during 2008. An additional opportunity we have identified is in the market for clinical laboratory information systems, or LIS, particularly in the high-end or complex portion of that market in areas such as reference laboratories, clinical trials and bio-specimen management. We believe that portion of the LIS market can be well served with our existing products and we closed a number of transactions in that market during the second half of 2007.

        Pursue business acquisitions. We intend to pursue targeted complementary business acquisitions where we believe we can enhance value. We currently have no significant commitments, proposals, arrangements or agreements with respect to any acquisitions.

Our Products and Services

STARLIMS

        Our configurable off-the-shelf STARLIMS software is our flagship product. STARLIMS is designed to assist laboratories in automating their processes, improving performance and complying with regulatory requirements. Such regulations typically require stringent automated electronic record-keeping of all events in a sample’s lifecycle, including chain-of-custody, sampling, preparation, testing, approval and electronic signatures. STARLIMS continuously guides the physical movement of a sample in the laboratory, tracking and recording each step of the process enabling sample traceability.

        STARLIMS has been designed to provide a complete software solution enabling the definition of laboratory workflow and the management of a wide variety of laboratory processes. These processes include sample collection, test preparation, testing, results entry, review and approval. Our STARLIMS solution ensures that the laboratory’s specific processes and requirements are properly and consistently carried out.

        Typically, the workflow of a laboratory that uses STARLIMS commences with the receipt of the sample by laboratory personnel. The STARLIMS user interface then prompts the user to register certain required sample data (for example, the sample source, handling requirements, safety measures and due date) and the testing that is required. Based on this input, STARLIMS generates a distribution list indicating how the sample will be divided among the relevant laboratory departments (for example, organic chemistry, metals and microbiology). Laboratory technicians then divide and deliver the sample to the appropriate departments. STARLIMS then schedules the testing utilizing the information historically obtained by the system or entered into the system by the user and other users. In establishing a testing schedule, STARLIMS considers factors such as availability of analysts and equipment, due date, other pending tests and anticipated testing cycle times based on historical testing data.

        During sample testing, laboratory personnel introduce the sample into the instrument and upon completion of the test, results are captured by STARLIMS (either via an electronic interface from the instrument or entered manually). STARLIMS also captures ancillary data such as instrument settings, quality control standards utilized during the testing, analyst qualifications and any irregularities. STARLIMS then carries out pre-determined calculations of the data, validates the result and flags results outside the expected range. STARLIMS then alerts the appropriate department personnel to review and approve pending results. Such personnel determine whether the results may be included in the final report or if further testing is required. When all related tests have been successfully completed by the relevant departments, STARLIMS collates all results into one summary report and submits the report to laboratory personnel with the authority for final approval. Based on the summary report and supporting data generated by STARLIMS, such personnel may either issue final approval or use STARLIMS to order additional testing. Upon final approval, STARLIMS generates an electronically signed final report, which it routes and distributes in accordance with pre-determined rules. STARLIMS also generates a list of the required processes to dispose of the sample and any other waste, in accordance with pre-configured safety and hazard policies.

        The diagram below shows a typical workflow of a laboratory using STARLIMS:

        To assist the efficient and effective management of the laboratory process and resources, STARLIMS provides up-to-the-minute information, such as completed and in process work orders, current or foreseen bottlenecks and detailed trending analysis. This information is available to authorized personnel in the form of on-line reports and through the STARLIMS Dashboard (a graphical presentation of key performance indicators presented according to the specific role and authorization of each user), accessible through a standard web browser, which enables real-time decision-making.

        In a typical laboratory, LIMS interface with up to 25 different types of scientific measurement devices and equipment, including chromatography data systems, spectrophotometers and analytical scales. STARLIMS uses its built-in data capture utility to easily interface with such scientific measurement devices and equipment. It also seamlessly interfaces with information systems, such as ELNs and SDMSs, and is interoperable with other enterprise business systems, such as enterprise resource planning systems and manufacturing execution systems.

        In addition to industry standard network and database security technologies, STARLIMS incorporates security access control measures. To ensure the safety and privacy of data entered into STARLIMS by laboratory personnel or any party who has been provided access to the system, STARLIMS enables system administrators to restrict access to the system’s data and functions. STARLIMS ensures that only authorized users are provided access to the system’s data and functions. For example, access can be restricted to personnel in specified roles (such as technicians, analysts and laboratory managers), members of a certain department, participants in a certain experiment or to a certain study team. Typically, laboratory technicians who receive the sample would be limited to sample registration functions, while analysts would be limited to result entry functions and interim result approval steps.

        STARLIMS has been implemented in more than 15 languages in addition to English and can be deployed without client-side downloads, making it ideal for large, multinational organizations with laboratories in multiple locations.

Product Architecture

        STARLIMS’s flexible architecture allows for ongoing configuration and upgrades to newer software versions while preserving existing data and the laboratory’s business rules. In most legacy and first-generation LIMS, the technology and business rules components are compiled together and cannot be separated. As a result, upgrading to new versions requires time-consuming re-configuration to reflect the laboratory’s specific business rules. Our STARLIMS software overcomes this obstacle by separating the database, business rules and technology into three independent layers. Each layer can be upgraded or modified without affecting the other two layers. This architecture simplifies upgrades to new versions by our customers.

        Unlike many traditional web-enabled solutions, Version 10 of STARLIMS, which we introduced in March 2006, was developed as a true web-based LIMS solution. STARLIMS uses XML and other web-services to facilitate data management and decision-making within the laboratory and throughout the customer’s network. Our web-based STARLIMS software requires no desktop (client-side) installation or maintenance and enables us to offer a solution with enhanced interoperability and user experience, presenting real-time information on a global basis in an easy-to-use graphical format.

        STARLIMS architecture is easily scalable and communications between client and server are achieved through standard web service messaging over hypertext transfer protocol, or HTTP, or a secure HTTP, or HTTPS. For increased security, client-side scripting code is run in an isolated, sand-box environment, which is separated from the server-side.

Professional Services

        We have built a highly trained professional service network with a presence in 20 countries, which has earned us a reputation for high quality service. Our professional services team provides our customers with training and technical support and assists them in implementation of our products. As of December 31, 2007, 84 full-time employees were engaged in implementation and support. This core team is augmented by approximately 120 consultants employed by our global distribution and services network. The senior members of our professional services team have between 12 to 20 years of experience in the LIMS industry.

        During our 20 years of experience configuring our solutions to the needs of our customers, our professional services team has accumulated and continues to accumulate industry-specific best practices and know-how. Our professional services team provides on-going feedback to our development team, which uses this information to adapt our software to meet the requirements of various industries. In turn, the industry-specific tools that we have developed over the years are available to our professional services team, which allows for a more efficient implementation process. Our professional services team also supports our sales force throughout the sales cycle by providing pre-sale technical demonstrations and supporting information.

        We have established professional and technical training and certification programs for our employees, distributors, partners and customers. The programs for employees of our company and our distributors provide participants know-how to ensure the consistently high level of our implementation services. Our customer training programs enable our customers to independently configure our software to their specific emerging requirements. We also promote information sharing among our customers by hosting international customer conferences and host an active intranet community, which facilitates such sharing of information. Our intranet site allows customers to submit ideas for product enhancements, which we may funnel into our research and development product pipeline.

Our Customers

        Our products are used in more than 500 laboratories in over 40 countries. Our strongest presence is in North America. The adaptable nature of our software allows us to offer solutions to customers in a wide range of industries, including pharmaceuticals, public health, food and beverage, oil and gas, environmental, chemical, agriculture and cosmetics. STARLIMS is used by laboratories in multiple disciplines, but primarily in quality assurance and control, testing and monitoring, and research and development.

        A significant portion of our customers are government laboratories in industries such as public health, environmental science, forensic science, agriculture and water quality. In 2005, 2006 and 2007, sales to such laboratories accounted for 54%, 44% and 42% of our total revenues, respectively. Of total revenues in 2005, 2006 and 2007, 50%, 32% and 33%, respectively, were attributable to U.S. federal, state and local government contracts. Our largest government customers include the California Animal Health and Food Safety Laboratory System, California Department of Health Services, Jamaican Ministry of Health, Singapore Health Services Authority, U.K. National Health Service, U.S. Air Force, U.S. Centers of Disease Control and Federal Bureau of Prisons.

        In 2004, the GSA (the procurement arm of the federal government) awarded to us a GSA Schedule 70. GSA Schedule 70 provides federal agencies with global access to information technology and telecommunications hardware, software and professional services without the need to seek bids from suppliers who are not GSA contract holders. Since there is no maximum order limitation under the multiple-award GSA Schedule 70, customers can use GSA Schedule 70 for large-scale, multi-million dollar LIMS implementations. Our GSA Schedule 70 award facilitates our participation in large scale U.S. government LIMS projects in areas of public health, food and water supply and scientific investigations. Our GSA contract is valid for five years, expiring in July 2009, and may be extended for three additional five-year periods at the option of the GSA.

        In the private sector, we primarily serve the manufacturing and life sciences markets. Our manufacturing customers include laboratories in industries such as oil and gas, chemical, food and beverage, metals and mining, consumer goods and automotive. Our life sciences customers include laboratories in industries such as pharmaceuticals, biopharmaceuticals, medical devices, biotechnology and contract research organizations. Other customers in the private sector include contract laboratories that specialize in serving various industries (primarily environmental and food safety).

        We do not believe we are dependent on any single customer. Amgen Inc., a leading U.S.-based biotechnology company that entered into a contract with us in 2005, represented approximately 11%, 18% and 9% of our total revenues for the years ended December 31, 2005, 2006 and 2007, respectively. As of December 31, 2006, that U.S.-based biotechnology company had completed all of its minimum purchase obligations under that contract and we are unable to project whether that customer will provide us with significant income in the future.

Sales and Marketing

        Prior to 1998, we developed LIMS software that was marketed, sold and supported exclusively by Varian Inc., a leading scientific instrument manufacturer. Since such time, we have been selling STARLIMS through our direct sales force and network of distributors. As of December 31, 2007, we employed 18 persons in sales and marketing as compared to 17 persons in sales and marketing as of December 31, 2006. Our marketing efforts focus on raising awareness for our products and generating qualified sales leads. Our direct sales force, which is the source of the majority of our revenues, is operated out of four global field offices in Florida, Canada, Hong Kong and United Kingdom. In addition, follow-on sales are accomplished by the efforts of our sales force and professional services team. As of December 31, 2007, our sales and marketing employees were located in the United States, Canada, Europe and the Asia Pacific region. In 2005, 2006 and 2007, approximately 85%, 83% and 84% of our revenues, respectively, were generated by our direct sales force and the remainder was generated by our distributors. In 2005, 2006 and 2007, none of our distributors accounted for more than 10% of our total revenues.

        We utilize the services of distributors in approximately 35 countries. As of December 31, 2007 and 2006, we had 23 distributors. We generally enter into a standard distribution agreement with each of our distributors, according to which the distributor is granted either an exclusive or non-exclusive right to market and sell our product offerings in a certain geographic area. Those agreements that grant exclusivity to certain geographic areas provide us the right to sell to specified international customers under worldwide agreements.

        Our marketing strategy is to generate sales leads, continue to promote the market adoption of our web-based LIMS, build our STARLIMS brand recognition and establish our company as a leading global provider of commercial LIMS solutions. Our principal marketing initiatives target key executives and decision makers within our existing and potential customer base, and include: participation in user conferences, trade shows, workshops and industry events; publication of articles and opinion pieces in trade magazines and journals; participation in industry standardization bodies; press and industry analyst relations; advertising in internet search engines and electronic and printed professional publications; and maintaining a multi-lingual website that generates potential customer leads (www.starlims.com).

Competition

        The LIMS market is highly competitive and gradually consolidating and is not dominated by any one LIMS provider. Additionally, our market is subject to shifting customer needs, periodic introductions of new products and changing technology.

        Our principal competitors are the LIMS divisions of multi-national laboratory equipment companies, such as Thermo Fisher Scientific Inc. and Applied Biosystems, as well as independent LIMS companies. To a lesser extent we also compete with system integrators and consulting firms specializing in software for laboratory testing, quality control and clinical trials. Some of our competitors have greater name recognition, longer operating histories and significantly greater resources than we have.

        Our ability to remain competitive will depend to a great extent upon our ongoing product development and ability to provide a high level of professional services and customer support. We believe that the principal competitive factors in our market include:

—	product functionality and breadth of integration across a wide range of laboratories;

—	performance, security, scalability, flexibility and reliability of the software;

—	quality of professional services and customer support;

—	reputation and financial stability;

—	cost and demonstrable benefits for customers;

—	speed and ease of implementation and integration; and

—	sales and marketing capabilities.

        We believe that we compete favorably with our competitors on the basis of these factors. There can be no assurance that our current or prospective competitors will not offer or develop products or services that are superior to, or that achieve greater market acceptance than, our products.

Intellectual Property

        Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing the proprietary rights of others. We rely upon a combination of trademark, trade secret, copyright and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring our employees and consultants to enter into confidentiality, non-competition and assignment of inventions agreements. These legal protections afford only limited protection for our technology. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. We own the trademark and service mark STARLIMS, and we own the registered U.S. trademark for STARLIMS for computer software. As is typical to our industry, we do not own any registered patents or pending patent applications. We currently hold several domain names, including the domain name “starlims.com.” Our agreements with employees, consultants and others who participate in development activities could be breached. We may not have adequate remedies for any breach, and our trade secrets may otherwise become known or independently developed by our competitors or other third parties. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in those jurisdictions.

        Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product developments and enhancements to existing products are more important than the various legal protections of our technology to establishing and maintaining a technology leadership position.

        Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our software solutions or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Any failure to meaningfully protect our intellectual property and other proprietary rights could have a material adverse effect on our business, operating results or financial condition.

        In addition, if any of our software is covered by third-party patents or other intellectual property rights, we could be subject to infringement actions. Although we believe that our software does not infringe on patents held by others, we cannot assure you that it does not or that it will not in the future. Any infringement claims made against us could cause us to incur substantial costs defending against the claim, even if the claim is without merit, and could distract our management from our business. Moreover, any settlement of or adverse judgment resulting from such claims could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Any required licenses may not be available to us on acceptable terms, if at all. If we do not obtain any required licenses, we could encounter delays in product introductions if we attempt to design around the technology at issue or to find another provider of suitable alternative technology to permit us to continue offering the applicable software solution. In addition, we generally provide in our customer agreements, that we will indemnify our customers against third-party infringement claims relating to our technology provided to the customer, which could obligate us to fund significant amounts.

        We also integrate into our products certain technology licensed from third parties. We do not believe that any technology licensed from third parties and integrated into our products is material to our business. We may be required to license additional technology in the future for use in our products or enhancements. We may not be able to license these technologies on commercially advantageous terms or at all. Our inability to obtain any of these licenses could delay product development until alternative technologies can be identified, licensed and integrated.

Standards and Regulations

        Our operations are not subject to any specific regulations or obligatory standards. There are, however, voluntary guides published for sale to LIMS developers, notably those of ASTM International, previously known as the American Society for Testing and Materials, or ASTM. We follow and keep current with respect to the standards set out in the guides published by ASTM. We are also ISO (International Organization for Standardization) 9001:2000 certified through January 2009. Additionally, we are members of the American Society for Quality and the International Society for Pharmaceutical Engineering.

        To date, we have not been subject to direct regulation by the U.S. Food and Drug Administration, or the FDA. However, to the extent one of our customers incorporates our software into a medical device regulated by the FDA, the FDA may evaluate our software and consider its safety and effectiveness when evaluating or approving the medical device. Moreover, it is possible that in the future the FDA may impose different or more stringent regulations or requirements upon our customers or subject us to regulations in a manner that may adversely impact our business.

        Unlike the LIMS industry, many of the industries in which our customers operate are regulated by various federal and state agencies depending on the type of testing conducted at the laboratory, such as, by way of example, the FDA, the Centers for Medicare and Medicaid Services, or the CMS, the U.S. Environmental Protection Agency, or the EPA, the Occupational Safety and Health Administration, or OSHA, and by their international counterparts. In addition, such industries seek to comply with industry-specific quality standards, such as those of the International Organization for Standardization and Six Sigma, and regulatory practices, such as GLPs, good clinical practices and good manufacturing practices, or GMPs.

        If our product offerings fail to allow our customers and potential customers to operate in a manner that is compliant with applicable regulations and regulatory guidance, our current and potential customers may be unwilling to use our software products. Accordingly, we have designed our products to allow compliance with current regulations and standards applicable to the industries in which our customers operate. We also expend considerable time and effort monitoring regulatory developments that could affect the use of our products by our customers. However, we cannot assure you that our software will continue to allow customers to maintain compliance with applicable regulations and guidelines as they emerge.

        ISO 17025, “General Requirements for the Competence of Calibration and Testing Laboratories,” is a prominent example of a quality standard affecting laboratories. This standard assists laboratories which have implemented its requirements to achieve consistent production of competent results. To be recognized as adhering to the standard, laboratories must be accredited and undergo periodic assessments of their activities. The principles underlying the requirements of the standard include capacity, exercise of responsibility, use of scientific method, objectivity of results, impartiality of conduct, traceability of measurement, repeatability of test and transparency of process.

        GMPs are a set of regulations, codes and guidelines for the manufacture of drugs or drug substances and products, medical devices, in vivo and in vitro diagnostic products and foods. An extremely important part of GMPs is documenting every aspect of the process, activities and operations. If the documentation cannot show the manner in which the product was made and tested and does not allow for traceability, then the product does not meet the required specification and is considered contaminated. Additionally, it is a GMP requirement that all manufacturing and testing equipment and utilities be qualified as suitable for use and that all operational methodologies and procedures (such as manufacturing, cleaning, and analytical testing) utilized in the drug process be validated to demonstrate that they can perform the activities they purport to according to predetermined specifications.

        Several of our customers are engaged in clinical testing that is regulated by the FDA and other governmental authorities world-wide. The use of software during the clinical trial process must adhere to regulations such as GLPs and other FDA rules, the Consolidated Guidance for Industry from the International Conference on Harmonization regarding GLP for Europe, Japan and the United States and other guidance documents. In addition, the FDA has developed regulations and regulatory guidance concerning electronic records and electronic signatures. The regulations, codified as 21 CFR Part 11, are interpreted for clinical trials in a guidance document titled Computerized Systems Used in Clinical Trials. Other guidance documents have been issued that also assist in the interpretation of 21 CFR Part 11. This regulatory guidance provides that computerized systems used to capture or manage clinical trial data must meet certain standards of attributability, accuracy, retrievability, traceability, inspectability, validity, security and dependability.

        Regulation of the use and disclosure of personal medical information is complex and expanding. Federal legislation in the United States, known as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes a number of requirements on the use and disclosure of “protected health information,” which is individually identifiable. Health care facilities and providers who are involved in clinical trials may be subject to such requirements. HIPAA also imposes on these healthcare facilities and providers standards to assure the confidentiality of health information stored or processed electronically, including a series of administrative, technical and physical security procedures. This may affect us in several ways. Many users of our product offerings are directly regulated under HIPAA and, to the extent our products cannot be utilized in a manner that is consistent with the users’ HIPAA compliance requirements, our products will likely not be selected. In addition, we may be directly affected by HIPAA and similar state privacy laws. Under HIPAA, to the extent we perform functions or activities on behalf of customers that are directly regulated by such medical privacy laws, such customers may be required to obtain satisfactory assurance from us, in the form of a written agreement, that we will comply with various HIPAA requirements, including inspection by federal authorities. A breach of such an agreement may result in contractual liability to our customer or other adverse consequences. Regulation of medical information generally is increasing at the state and federal levels in the United States and elsewhere, and such regulations may negatively affect our business.

C.	ORGANIZATIONAL STRUCTURE

        Our principal subsidiary, STARLIMS Corporation, is incorporated in Florida, the United States. In 2006, we established three additional wholly-owned subsidiaries, STARLIMS Canada organized in Canada, STARLIMS Asia Pacific organized in Hong Kong and STARLIMS Europe organized in the United Kingdom.

D.	PROPERTY, PLANTS AND EQUIPMENT

        Our corporate headquarters are located at 32B Habarzel Street, Tel Aviv 69710, Israel, where we own and occupy approximately 2,600 square feet of office space. We lease approximately 10,000 square feet of office space in Hollywood, Florida for our U.S. subsidiary, STARLIMS Corporation, under a lease that expires in October 2009. The aggregate annual rent for our office space in Florida was approximately $315,000 in 2007. We lease approximately 7,500 square feet of space in Montreal, Canada for our Canadian subsidiary under a lease that expires in June 2011 at an annual rent of approximately $184,000. We also lease approximately 3,000 square feet of space in Hong Kong for our Hong Kong subsidiary under a lease that expires in January 2010, at an annual rent of approximately $70,000. Since November 2006, we have leased approximately 3,000 square feet of space in Ashkelon, Israel for our Israeli research and development center under a lease that expires in December 2008, at an annual rent of approximately $32,000. From time to time we also lease, through staffing service providers, small offices in various locations to accommodate field sales personnel.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

        The following discussion of our results of operations should be read together with our audited consolidated financial statements and the related notes, which appear elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

Background

        We were incorporated under the laws of the State of Israel in May 1986. Our ordinary shares have traded on the TASE since November 1993 and have also been listed on the NASDAQ Global Market (symbol: LIMS) since our public offering in the United States in May 2007. We develop, market and sell a configurable off-the-shelf LIMS software solution trade-named “STARLIMS.” Our principal subsidiary, STARLIMS Corporation, is incorporated in Florida, the United States. In 2006, we established three additional subsidiaries, STARLIMS Canada organized in Canada, STARLIMS Asia Pacific organized in Hong Kong and STARLIMS Europe organized in the United Kingdom.

        Our consolidated financial statements are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Overview

        We are a leading provider of LIMS and have over 20 years experience in the LIMS market. STARLIMS manages the collection, processing, storage, retrieval and analysis of information generated in laboratories. Our software improves the reliability of sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. In March 2006, we introduced a web-based LIMS solution, which enables our customers to manage their globally distributed laboratories more efficiently and effectively.

        Our STARLIMS solution is used by more than 500 laboratories in over 40 countries around the world and our strongest presence is in North America. The adaptable nature of our software allows us to offer solutions to customers in a wide range of industries and in multiple disciplines, primarily quality assurance and control, testing and monitoring, and research and development. The primary users of STARLIMS are government, manufacturing and life sciences organizations.

        We released our web-based, configurable off-the-shelf STARLIMS Version 10 in March 2006 and unlike many traditional LIMS that were augmented by web-enabled capabilities, STARLIMS Version 10 was developed from inception as a true web-based product. STARLIMS Version 10 requires no client-side installation or maintenance and enables us to offer a solution that facilitates global deployment and centralized management. We are among the first in the LIMS industry to offer such capabilities and since its release, we have experienced increased interest in STARLIMS Version 10, primarily from global organizations with multiple, widely distributed laboratories.

        Our release of STARLIMS Version 10 did not represent a change in our basic business model and we continue to offer both versions of our STARLIMS software under a perpetual license, which permits the installation of the software on the customer’s servers. We currently do not offer hosting services on our or any third party’s hardware, which eliminates the risks associated with the provision of hosting services. Upon the introduction of STARLIMS Version 10, we began to exclusively invest our marketing resources in creating increased market familiarity for web-based LIMS and discontinued our promotion of the prior client-server version of STARLIMS. Following a decrease in revenues from software licensing in the year ended December 31, 2006, which we believe was primarily attributable to the time required for the market to become familiar with and adopt web-based LIMS, our software licensing revenues increased by 29% in the year ended December 31, 2007. We believe this increase was attributable to the broader adoption of STARLIMS Version 10.

        In January 2006, to increase our market share in the life sciences, we acquired all of the outstanding stock of STARLIMS Canada, a Canadian company that served as a distributor of our software products in Canada and as a subcontractor for implementation services in the United States. We paid approximately $1.6 million for the acquisition. We have designated STARLIMS Canada as a Center of Excellence, which as of December 31, 2007, employed a team of 34 employees, who are dedicated exclusively to the life sciences.

        In July 2006, we established a subsidiary in Hong Kong, STARLIMS Asia Pacific, which acquired certain assets and liabilities of a company that served as our business development office in the Asia Pacific region. As of December 31, 2007, STARLIMS Asia Pacific employed a team of 20 sales personnel and programmers focused on supporting our expansion efforts into the fast growing LIMS markets in China and South East Asia.

        In July 2006, we established a subsidiary in the United Kingdom, STARLIMS Europe, which is responsible for direct sales in the United Kingdom and supports our expanding distribution network throughout the rest of Europe.

        In July 2006, we entered into an agreement with EMC Corporation, or EMC, a leading provider of enterprise content management, under which we have embedded EMC’s Documentum software into STARLIMS. This allows users to manage structured and unstructured data within a single repository. We intend to continue this initiative and develop a LIMS solution that provides the functionalities of an electronic laboratory notebook, or ELN, and a scientific document management system, or SDMS. We released our first LIMS solution providing SDMS functionalities during the first quarter of 2008 and intend to release our first LIMS solution providing ELN functionalities during 2008.

        In November 2006, we established a research and development center in Ashkelon, Israel that employed 18 programmers as of December 31, 2007.

        On May 23, 2007, we issued 2,100,000 ordinary shares in an initial public offering in the United States. On June 27, 2007, the underwriters, Oppenheimer & Co. and JMP Securities LLC, exercised part of their over allotment and purchased an additional 126,300 ordinary shares. We sold a total of 2,226,300 ordinary shares (including the over allotment option shares) at a price to the public of $13.50 per share resulting in net proceeds from the offering of approximately U.S. $27 million.

        In February 2008, we adopted a share repurchase program, allowing us to repurchase our ordinary shares over a period of 18 months in the open market, at times and prices that management considers appropriate, taking into account prevailing market conditions and other corporate considerations. The program limits us to aggregate purchases of up to $2 million. As of March 30, 2008, we had repurchased 89,027 ordinary shares under the program at a total purchase price of $671,851, or an average price of $7.55 per share. In conjunction with our repurchase program, we have established a Rule 10b5-1 trading plan, which provides for a scheduled repurchase mechanism that is managed by our broker.

Sources of Revenues

        We generate revenues from the sale of perpetual licenses to use STARLIMS, software maintenance, and related professional services. Our customers generally enter into a standard license and services agreement with us, under which they are granted a perpetual, non-exclusive license to use the STARLIMS software and are offered the right to purchase annual maintenance that provides updates and upgrades to our software if and when made available. In North America, Latin America and Asia Pacific, we offer our customers professional services, which include consulting services, implementation, training and technical support for the software. In other regions, where we do not operate directly, these services are provided by our network of distributors.

        The following table presents a breakdown of our revenues for each of the three years ended December 31, 2007:

	2005		2006		2007
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(U.S. dollars in thousands)

Software licensing	$9,645	59%	$8,286	42%	$10,656	45%
Maintenance	2,169	14%	2,841	14%	3,241	13%

Total product revenues	$11,814	73%	$11,127	56%	13,897	58%
Services	4,400	27%	8,638	44%	9,878	42%

Total revenues	$16,214	100%	$19,765	100%	$23,775	100%

        The following table presents the geographic breakdown (based on information provided by our customers as to the intended place of use) of our revenues for each of the three years ended December 31, 2007:

	2005		2006		2007
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	(U.S. dollars in thousands)

North America	$12,359	76%	$14,689	74%	$16,094	68%
Europe	1,340	8%	2,870	14%	3,584	15%
Latin America	1,833	12%	1,690	9%	1,987	8%
Asia	682	4%	516	3%	2,110	9%

Total	$16,214	100%	$19,765	100%	$23,775	100%

Cost of Revenues and Operating Expenses

        Cost of Revenues. Cost of products consists of purchases of third-party software components and other royalty payments to third parties. Cost of services consists primarily of salaries of employees of our professional services organization and subcontracting costs we incur when professional services are provided on our behalf by third party system integrators and consulting firms. Our professional services teams and subcontractors provide our customers with training and technical support and assist them in the implementation of STARLIMS. Our professional services staff increased significantly from 28 employees as of December 31, 2005 to 82 employees as of December 31, 2006 and further increased to 84 employees as of December 31, 2007. In 2005, 2006 and 2007, salary and subcontracting costs represented 84%, 83% and 82% of our cost of services, respectively.

        Research and Development Expenses. Research and development expenses consist primarily of salaries of employees engaged in on-going research and development activities and other related expenses. We have historically focused our research and development efforts on increasing the functionality, performance and integration of STARLIMS with other business applications. Prior to November 2006, our research and development activities were conducted solely at our Florida facility. In November 2006, we established an additional research and development center in Ashkelon, Israel and had 18 programmers employed at that center as of December 31, 2007. We expect that research and development expenses will increase in the future as we introduce additional integrated software solutions to our product suite. Our research and development personnel grew from 18 to 32 to 34 employees as of December 31, 2005, 2006, and 2007, respectively.

        Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related expenses for sales and marketing personnel, sales commissions, marketing campaigns, website related expenses, public relations, promotional materials, travel expenses and trade show exhibit expenses. We expect that selling and marketing expenses will increase as we expand our activities associated with our web-based configurable off-the-shelf STARLIMS and we increase our efforts to further establish its market adoption. We do not plan to change our sales and marketing activities or business model as a result of the introduction of our web-based STARLIMS. Our sales and marketing personnel grew from 12 to 17 to 18 employees as of December 31, 2005, 2006, and 2007, respectively.

        General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, human resources and administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses. We expect that general and administrative expenses will increase in the future as we add personnel and incur additional professional fees and insurance costs related to the growth of our business and the listing of our shares on The NASDAQ Global Market. Our management and administrative personnel grew from 8 employees as of December 31, 2005 to 17 employees as of December 31, 2006 and 2007.

        Financial Income, Net. Financial income, net consists primarily of income on marketable securities, interest on bonds and commercial paper, as well as interest on cash deposits and exchange rate gains (losses).

        Income Tax Expense. Our taxable income in Israel was subject to corporate tax at the statutory rate of 31% in 2006 and 29% in 2007. The applicable rate for 2008 is 27%; for 2009, it will be 26%, and for 2010 and thereafter, it will be 25%. Our Israeli research and development center, established in Israel in November 2006, was recognized under the Israeli Law for the Encouragement of Capital Investments, 1959 as a “Benefited Enterprise,” entitling us to various tax benefits. Our benefit under this program commenced in the 2006 tax year and will be in effect for ten years. Any taxable income attributable to an increase in our revenues subject to Israeli tax over $3.5 million (the average of such revenues for the years 2003-2005) will be tax exempt in such period. In the event of distribution of cash dividends from income which was tax exempt, we would have to pay corporate tax in respect of the amount distributed. The benefits under our Benefited Enterprise are subject to our compliance with conditions under applicable law and the approval that we received from the Israeli Tax Authority. As of December 31, 2007, we were in compliance with all applicable conditions. The statutory tax rate applicable to our operations in the United States for 2007 was 36% and the rates applicable to our other foreign subsidiaries ranged from 17.5% to 32% in the year ended December 31, 2007. See Item 10E. “Additional Information – Taxation – Israeli Tax Considerations.”

Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. Though we evaluate our estimates and assumptions on an ongoing basis, our actual results may differ from these estimates.

        Certain of our accounting policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management’s subjective judgments are described below to facilitate better understanding of our business activities. We base our judgments on our experience and assumptions that we believe are reasonable and applicable under the circumstances.

Revenue Recognition

        Our revenues are derived from licensing our software products, which include annual maintenance contracts, and rendering services, which typically include consulting, implementation, training and technical support. Our typical licensing transaction provides a perpetual non-exclusive license to use our software products, which use is restricted in terms of either the number of users or the specified locations of use (site license). We generally license our software products under multiple element arrangements, in cases where the customer requires a combination of maintenance, consulting, implementation, training or other services, in addition to the software license.

        We recognize revenues pursuant to the provisions of American Institute of Certified Public Accountants Statement of Position, or SOP, 97-2, “Software Revenue Recognition,” or SOP 97-2, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions.”

        While these statements of position govern the basis for recognition of revenues from our operations, judgment and the use of estimates are required in connection with the determination of the amount of software licensing and services revenues, as well as the amount of deferred revenues to be recognized in each accounting period. Our ability to identify the type of elements included in our multiple-element software arrangements, to determine whether services are essential to the functionality of the software and to establish the vendor specific objective evidence, or VSOE, of fair value for the identified elements could materially impact the amount and timing of our recognized and deferred revenues.

        Software Licensing and Maintenance Revenue Recognition. Revenues from software licensing are recognized when all the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) our fee is fixed or determinable, and (iv) collectibility is probable.

        Revenues from post-contract customer support arrangements, referred to as maintenance contracts, which are initially bundled in the licensing fee, are separated from such licensing fee based on VSOE of fair value and recognized ratably over the contractual period of the arrangement (typically one year). Revenues from renewal of maintenance contracts, generally covering a period of one year, are recognized ratably over the contractual period of the arrangement. Maintenance contracts provide the right to unspecified software upgrades and updates on a when-and-if-available basis.

        In multiple-element arrangements that include software licensing and services that are not essential to the functionality of the software, revenues allocated to the services are accounted for separately. In such cases, revenues are recognized using the residual method when VSOE of fair value exists for all of the undelivered elements under the arrangement. We allocate revenues to each undelivered element based on its respective fair value which is the price charged when that element is sold separately or, by reference to a renewal rate specified in the related arrangement. Revenues are recognized for the delivered elements when (i) VSOE of the fair values of all undelivered elements exists, and (ii) all revenue recognition criteria of SOP 97-2 are satisfied.

        Revenues for arrangements that include services deemed as essential to the functionality of the software or involve significant production, modification, or customization of the software are recognized in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” based on the percentage of completion method of accounting. If such arrangements include elements that do not qualify for contract accounting (such as bundled maintenance contracts), those elements are accounted for separately provided that all other applicable revenue recognition criteria are satisfied. Provisions for estimated losses attributable to uncompleted contracts are made in the period in which such losses are initially determined, in an amount equal to the estimated loss on the entire contract.

        In arrangements in which sales to end-customers are made by a distributor and we are the primary obligor and bear the risks associated with the transaction, revenues are recorded upon the sale to the end-customer in an amount equal to the end-customer purchase price, provided all other revenue recognition criteria of SOP 97-2 are satisfied. In arrangements in which sales are made to the distributor under non-exchangeable, non-refundable and non-returnable terms, the distributor is considered as the end-customer and revenues are recorded upon the sale to the distributor in an amount equal to the distributor’s purchase price, net of the commission to which the distributor is entitled provided all other revenue recognition criteria of SOP 97-2 are satisfied.

        Services Revenues Recognition. Our professional services include training, technical support, consulting services and implementation services. Revenues from professional services that are time-and-material based are recognized as such services are provided based on time and materials invested. Revenues from professional services that are milestone-based are recognized upon the completion of each respective milestone. Revenues from training are recognized as the training is provided. Revenues from technical support arrangements are recognized ratably over the contractual period of the arrangements (typically one year).

Goodwill

        Our long-term assets include goodwill resulting from business combinations, which are accounted for under the purchase method. Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. Goodwill is not amortized to earnings, but rather is subject to periodic testing for impairment at least annually or more frequently if certain events or indicators of impairment occur, at the reporting unit level. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Measurement of an impairment loss is an estimate performed based on the following: if the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; if the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. We use the discounted cash flow method to determine the fair value of the reporting unit. Our determination whether goodwill is to be impaired involves assumptions and estimates relating to our potential future benefits of that goodwill. If these estimates or related assumptions change in the future we may be required to record impairment charges of our goodwill.

Functional Currency in U.S. Dollars

        The reporting currency of our company is the U.S. dollar. The majority of our revenues are generated in U.S. dollars or linked to the U.S. dollar. In addition, a substantial portion of our costs are incurred in U.S. dollars. We believe that the U.S. dollar is the primary currency of the economic environment in which we operate. The functional currency of each of our non-Israeli subsidiaries is the respective local currency.

        Transactions of our subsidiaries that are in currencies other than the subsidiary’s functional currency are translated into the respective functional currency based on the currency exchange rates at the date of the transaction in accordance with the principles set forth in Statement of Financial Accounting Standards, or SFAS, No. 52, “Foreign Currency Translation,” or SFAS 52. All transaction gains and losses from the translation of monetary balance sheet items resulting from transactions in currencies other than the functional currency are recorded as financial income (expenses) as they arise.

        The financial statements of our subsidiaries with a functional currency other than the U.S. dollar are translated into U.S. dollars prior to their inclusion in the consolidated financial statements, in accordance with the provisions of SFAS 52, as follows: assets and liabilities are translated using the year-end exchange rates; and statements of income transactions are translated at the date of the transaction using the then current exchange rates. Translation adjustments are presented in shareholders’ equity as Other Comprehensive Income (Loss).

Allowance for Doubtful Accounts

        An allowance for doubtful accounts is determined as a percentage of the balance of the accounts receivable based on our estimates and past experience. When and if there is specific evidence based on which, in our estimation, collectibility is not assured, the allowance for doubtful accounts is computed on the specific identification basis. Any change in our estimates may result in greater amounts recorded as an allowance for doubtful accounts.

Research and Development

        Software research and development costs incurred prior to the establishment of technological feasibility are charged to research and development expenses as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material. Based on our software research and development process, technological feasibility is established upon completion of a working model only when all planning, designing, coding and testing have been completed in accordance with design specifications. To date, software research and development costs associated with the establishment of technological feasibility were uncertain until release, and we have expensed all software research and development costs accordingly.

Income Taxes

        In connection with the preparation of our financial statements, we estimate our income taxes in each of the jurisdictions in which we operate. This process involves the assessment of our loss carryforwards, credits and tax positions, as well as estimating the actual current tax liability together with assessing temporary differences resulting from tax reporting on a cash basis and different treatment of certain items, such as reserves and accrued liabilities, for tax and accounting purposes. We then assess the likelihood that deferred tax assets will be recovered from future taxable income, and to the extent we estimate that recovery is not likely, we establish a valuation allowance. Based on historical results, we do not believe that it is more likely than not that we will realize the value of all our deferred tax assets and therefore have provided the required valuation allowance against our net deferred tax assets.

Stock-Based Compensation

        We account for stock-based compensation in accordance with FASB Statement No. 123 (Revised 2004), “Share-Based Payment,” or SFAS 123(R), applying the modified prospective method, and with Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 107, “Share-Based Payment,” or SAB 107, and SAB 110. In accordance with SFAS 123(R), we measure the compensation cost associated with share-based payment transactions based on the fair value on the respective grant date. Such transactions include options and restricted stock units awarded to employees and a liability award related to conditional adjustments to the salaries of certain officers (see Item 6.B “Directors, Senior Management and Employees- Compensation”). The costs associated with the awards are expensed over the vesting period of each grant, according to the straight-line method.

        For employee option grants, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. For restricted stock units awarded to employees and the liability award, the fair value is estimated on the date of grant using the Monte-Carlo option-pricing model. When determining fair value based on those pricing models, we use weighted average assumptions relating to the dividend yield, expected volatility, risk free interest rate, expected holding period of the option by the employee and forfeiture rates, in accordance with SAB 107. Changes in our assumptions with respect to these components, or applying a different pricing model, may change the compensation award costs and amounts expensed in each period and consequently the results of our operations. In 2005, 2006, and 2007, we incurred share-based compensation expense of $140,000, $141,000 and $177,000, respectively, attributable to all our share-based payments. We expect that such expenses will increase in the future as we grant additional stock-based compensation awards and recruit additional employees.

Results of Operations

        The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	As of December 31,
	2005	2006	2007

Revenues:
Software licensing	59.5%	41.9%	44.8%
Maintenance	13.4	14.4	13.6
Services	27.1	43.7	41.6

Total revenues	100.0%	100.0%	100.0%
Cost of revenues	21.1	28.3	35.6

Gross profit	78.9	71.7	64.4
Operating expenses:
Research and development	8.5	9.4	12.0
Selling and marketing	25.3	24.0	24.4
General and administrative	12.3	13.3	11.8

Total operating expenses	46.1	46.7	48.2

Operating income	32.8	25.0	16.2
Financial income, net	1.7	3.1	6.5
Income tax expense	12.1	8.9	3.7

Net income	22.4%	19.2%	19.0%

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

        Revenues. Revenues increased from $19.8 million for the year ended December 31, 2006 to $23.8 million for the year ended December 31, 2007, an increase of 20%. Revenues from software licensing increased from $8.3 million for the year ended December 31, 2006 to $10.7 million for the year ended December 31, 2007, an increase of approximately 29%. The increase in software licensing revenues in the year ended December 31, 2007 is as a result of the broader adoption of STARLIMS Version 10 and the increased revenues derived from each transaction. We expect our revenues to continue to increase in 2008 as the market for web-based LIMS continues to develop and our share of that market grows.

        Revenues from maintenance increased from $2.8 million for the year ended December 31, 2006 to $3.2 million for the year ended December 31, 2007, an increase of 14%. This increase is attributable to the growth of our customer base.

        Revenues from services increased from $8.6 million for the year ended December 31, 2006 to $9.9 million for the year ended December 31, 2007, an increase of 14%. This increase is primarily attributable to the implementation of STARLIMS by larger customers with laboratories in multiple sites, with each site requiring increased professional services.

        Cost of Revenues. Cost of services increased from $5.6 million for the year ended December 31, 2006 to $8.0 million for the year ended December 31, 2007, an increase of 46%. This increase is attributable to the expansion of our professional services, including the expansion of our Canadian-based subsidiary and the establishment of our Hong Kong subsidiary in July 2006, and an increased use of specialized sub-contractors with security clearances necessary for our government projects. Cost of products increased from $31,000 for the year ended December 31, 2006 to $374,000 for the year ended December 31, 2007, primarily due to purchases of software components required for our offering to the LIS market, which we recently entered.

        Gross Profit. Gross profit as a percentage of revenues decreased from 72% for the year ended December 31, 2006 to 64% for the year ended December 31, 2007. This decrease was primarily a result of an increased use of specialized sub-contractors with security clearances necessary for our government projects and increased cost of goods due to our entry into the LIS market.

        Research and Development Expenses. Research and development expenses increased from $1.9 million for the year ended December 31, 2006 to $2.9 million for the year ended December 31, 2007, an increase of 54%. Such increase is primarily attributable to the establishment of our development center in Israel in November 2006. Research and development expenses as a percentage of revenues increased from 9% for the year ended December 31, 2006 to 12% for the year ended December 31, 2007. We expect that our research and development expenses will increase moderately in 2008 due to our development of SDMS and ELN functionalities.

        Selling and Marketing Expenses. Selling and marketing expenses increased from $4.7 million for the year ended December 31, 2006 to $5.8 million for the year ended December 31, 2007, an increase of 22%. Of such increase, approximately $398,000 was attributable to our trade shows and expositions, primarily our customer conference, which took place in December 2007. Selling and marketing expenses as a percentage of revenues remained constant at approximately 24% for the years ended December 31, 2006 and 2007.

        General and Administrative Expenses. General and administrative expenses increased from $2.6 million for the year ended December 31, 2006 to $2.8 million for the year ended December 31, 2007, an increase of 6%. An increase of approximately $271,000 was attributed to increased professional services fees and insurance expenses due to our initial public offering in the United States in May 2007. General and administrative expenses as a percentage of revenues decreased from approximately 13% for the year ended December 31, 2006 to approximately 12% for the year ended December 31, 2007. This decrease is due to the increase in our revenues, while the majority of our general and administrative expenses are of a fixed nature.

        Financial Income, Net. Financial income, net increased from $600,000 for the year ended December 31, 2006 to $1.6 million for the year ended December 31, 2007, an increase of approximately 154%. This increase is primarily attributable to interest income from bonds and commercial paper, which we purchased with proceeds from our initial public offering in the United States. Such interest income in 2007 was $903,000, compared to $168,000 in 2006. This increase is also attributable to a $326,000 gain on marketable securities in 2007, compared to a $192,000 gain on marketable securities in 2006. Our financial income also increased due to the appreciation of the NIS against the U.S. dollar by approximately 9% in 2007 compared to approximately 8% in 2006. As a result, we recorded a foreign currency exchange gain of $241,000 in 2007 compared to a foreign currency exchange gain of $164,000 in 2006.

        Income Tax Expense. Income tax expenses were $1.8 million for the year ended December 31, 2006, or a 32% effective tax rate, compared to $0.9 million, or a 16% effective tax rate, for the year ended December 31, 2007. The decrease in our effective tax rate in the year ended December 31, 2007 was primarily attributable to the establishment of our development center in Israel in November 2006, which is regarded as a “Benefited Enterprise” entitling us to certain tax benefits under Israeli law, including a tax exemption for income attributable to the Benefited Enterprise.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

        Revenues. Revenues increased from $16.2 million for the year ended December 31, 2005 to $19.8 million for the year ended December 31, 2006, an increase of 22%. Revenues from software licensing decreased from $9.6 million for the year ended December 31, 2005 to $8.3 million for the year ended December 31, 2006, a decrease of 14%. In March 2006, we released our new web-based STARLIMS Version 10, which introduces a new paradigm in the management of laboratory information, and at the same time, we discontinued our promotion of STARLIMS Version 9, which utilizes an older client-server technology. We did not change our business model upon the introduction of STARLIMS Version 10, and both STARLIMS Versions 9 and 10 are sold under a perpetual license. We believe that our revenues from software licensing in the year ended December 31, 2006 were negatively affected as a result of the transition to promoting the new version and the time required for the market to become familiar with and adopt web-based LIMS. The negative impact of the transition to STARLIMS Version 10 was offset in part in the fourth quarter of 2006 as we experienced a significant increase in software licensing revenues. In 2006, we generated $6.2 million or 75% of our software licensing revenues from STARLIMS Version 10 and approximately half of such revenues were generated in the last quarter of 2006.

        Revenues from maintenance increased from $2.2 million for the year ended December 31, 2005 to $2.8 million for the year ended December 31, 2006, an increase of 31%. Maintenance revenues increased in 2006 as a result of the growth of our customer base.

        Revenues from services increased from $4.4 million for the year ended December 31, 2005 to $8.6 million for the year ended December 31, 2006, an increase of 96%. The increase in revenues from services in 2006 is primarily attributable to the implementation of STARLIMS by larger customers with laboratories in multiple sites, with each site requiring specific configuration, implementation and training. In 2006, we established and further expanded our Canadian-based Center of Excellence, which primarily focuses on providing professional services to our global life sciences customers and significantly contributed to the increase in revenues from services in 2006. Additionally, the increase in revenues from services was attributable to professional services revenues associated with the implementation of transactions that closed in the second half of 2005.

        Cost of Revenues. Cost of services increased from $3.3 million for the year ended December 31, 2005 to $5.6 million for the year ended December 31, 2006, an increase of 68%. Approximately $2.0 million of such increase was attributable to the establishment of our Canadian-based Center of Excellence and the related expansion of professional services delivered to our life sciences customers, which was offset in part by a decrease of approximately $998,000 in subcontracting costs for professional services by third party system integrators. In addition, approximately $252,000 of such increase was attributable to our recruitment of additional professional services employees in connection with the establishment of our Hong Kong subsidiary in 2006. In total, our professional services staff increased from 28 employees as of December 31, 2005 to 82 employees as of December 31, 2006. Cost of products decreased from $120,000 for the year ended December 31, 2005 to $31,000 for the year ended December 31, 2006, a decrease of 74%.

        Gross Profit. Gross profit as a percentage of revenues decreased from 79% for the year ended December 31, 2005 to 72% for the year ended December 31, 2006. This decrease was primarily a result of the change in the mix of our revenues as the service portion of our revenues increased. Service revenues have a lower gross profit margin than revenues from software licensing and maintenance.

        Research and Development Expenses. Research and development expenses increased from $1.4 million for the year ended December 31, 2005 to $1.9 million for the year ended December 31, 2006, an increase of 36%. Of such increase, approximately $198,000 was attributable to an increase in the number of our research and development personnel that we hired primarily to support the introduction and continuous enhancement of our STARLIMS Version 10, which was released in March 2006 and approximately $174,000 was attributable to third party development expenses. In addition, we incurred approximately $49,000 in expenses associated with the establishment of a new research and development center in Israel in November 2006. Research and development expenses as a percentage of revenues increased from approximately 8% for the year ended December 31, 2005 to approximately 9% for the year ended December 31, 2006.

        Selling and Marketing Expenses. Selling and marketing expenses increased from $4.1 million for the year ended December 31, 2005 to $4.7 million for the year ended December 31, 2006, an increase of 16%. Of such increase, approximately $339,000 was attributable to the establishment of our Canadian-based Center of Excellence and approximately $308,000 was attributable to our increased level of operations in Europe. Selling and marketing expenses as a percentage of revenues decreased from approximately 25% for the year ended December 31, 2005 to approximately 24% for the year ended December 31, 2006.

        General and Administrative Expenses. General and administrative expenses increased from $2.0 million for the year ended December 31, 2005 to $2.6 million for the year ended December 31, 2006, an increase of 32%. Such increase was primarily due to increased costs of approximately $538,000 related to additional administrative personnel and professional fees attributable to the expansion of our global business. General and administrative expenses as a percentage of revenues increased from approximately 12% for the year ended December 31, 2005 to approximately 13% for the year ended December 31, 2006.

        Financial Income, Net. Financial income, net increased from $271,000 for the year ended December 31, 2005 to $610,000 for the year ended December 31, 2006, an increase of 125%. This increase is primarily attributable to a $192,000 gain on marketable securities in 2006, compared to a $117,000 gain on marketable securities in 2005. This increase is also due to the appreciation of the NIS against the U.S. dollar in 2006 by approximately 8%. As a result, in 2006, we recorded foreign currency exchange gains of $164,000. In comparison, in 2005, the NIS depreciated against the U.S. dollar by approximately 7%. As a result, in 2005, we recorded foreign currency exchange losses of $102,000.

        Income Tax Expense. Income tax expense was $2.0 million for the year ended December 31, 2005, or a 35% effective tax rate, compared to $1.8 million, or a 32% effective tax rate, for the year ended December 31, 2006. This decrease in our tax rate in 2006 was attributable to the decrease in the statutory tax rate in Israel in 2006 and to foreign currency gains on NIS-denominated securities due to the appreciation of the NIS against the U.S. dollar. The foreign currency gains created financial income that was not taxed in Israel since our Israeli tax returns are reported in NIS while our financial statements are reported in U.S. dollars.

Quarterly Results of Operations

        The following tables set forth certain quarterly financial information for each of the eight fiscal quarters ended December 31, 2007, in dollars and as a percentage of revenues. In management’s opinion, this data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report and include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results that we might achieve for any future periods.

	For the Three Month Periods Ended
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007	Dec. 31, 2007
	(Unaudited) (U.S. dollars in thousands)

Statement of Income Data:
Revenues
Software licensing	$1,060	$2,382	$1,344	$3,500	$2,679	$2,032	$2,816	$3,129
Maintenance	644	678	754	765	727	790	814	910
Services	1,616	2,139	2,110	2,773	2,001	2,699	2,526	2,652

Total Revenues	3,320	5,199	4,208	7,038	5,407	5,521	6,156	6,691
Cost of Revenues	1,128	1,278	1,401	1,781	1,826	2,010	1,981	2,652

Gross Profit	2,192	3,921	2,807	5,257	3,581	3,511	4,175	4,039
Research and development expenses	424	461	403	578	676	669	705	822
Selling and marketing expenses	1,020	1,368	1,246	1,107	1,165	1,332	1,481	1,814
General and administrative expenses	555	702	579	798	573	671	757	798

Operating income	193	1,390	579	2,774	1,167	839	1,232	605
Financial income, net	73	270	135	132	131	222	569	629

Income before income tax	266	1,660	714	2,906	1,298	1,061	1,801	1,234
Income tax expense	84	496	206	976	187	196	249	253

Net income	$182	$1,164	$508	$1,930	$1,111	$865	$1,552	$981

	For the Three Month Periods Ended
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007	Dec. 31, 2007
	(Unaudited)

As a percentage of total revenues:
Revenues
Software licensing	31.9%	45.9%	31.9%	49.7%	49.5%	36.8%	45.8%	46.8%
Maintenance	19.4	13.0	18.0	10.9	13.5	14.3	13.2	13.6
Services	48.7	41.1	50.1	39.4	37.0	48.9	41.0	39.6

Total Revenues	100%	100%	100	100%	100%	100%	100	100%
Cost of Revenues	34	24.6	33.3	25.3	33.8	36.4	32.2	39.6

Gross Profit	66	75.4	66.7	74.7	66.2	63.6	67.8	60.4
Research and development expenses	12.8	8.9	9.6	8.2	12.5	12.1	11.5	12.3
Selling and marketing expenses	30.7	26.3	29.6	15.7	21.5	24.1	24.1	27.1
General and administrative expenses	16.7	13.5	13.8	11.3	10.6	12.2	12.3	11.9

Operating income	5.8	26.7	13.7	39.5	21.6	15.2	20	9
Financial income, net	2.2	5.2	3.2	1.9	2.4	4.0	9.2	9.4

Income before income tax	8.0	31.9	16.9	41.4	24.0	19.2	29.3	18.4
Income tax expense	2.5	9.5	4.9	13.9	3.5	3.6	4.0	3.8

Net income	5.5%	22.4%	12.0%	27.5%	20.5%	15.7%	25.2%	14.7%

        We expect our operating results to fluctuate significantly in the future from quarter to quarter as a result of various factors, many of which are outside our control, including the timing of the closing of our transactions. Consequently, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and, as a result, you should not rely on them as an indication of future performance.

Seasonality

        We experience seasonality in our revenues, with the third and fourth quarters typically having the highest revenues for the year. We believe that this seasonality results primarily from our customers’ budgeting cycles. The U.S. federal government budget year ends in the third calendar quarter of the year and a majority of corporate budget years end in the fourth calendar quarter of the year. In addition, our customers also tend to make software license purchases near the end of a particular quarter, which tends to make our revenues for a particular period unpredictable for a significant portion of the period in question until purchase decisions have been made and license agreements have been entered into. We expect that this seasonality within a particular year and unpredictability within a particular quarterly period will continue for the foreseeable future.

Impact of Currency Fluctuation

        We operate in the United States, Canada, Israel, Hong Kong and the United Kingdom. As a result, our financial results, which are reported in U.S. dollars, could be affected by factors such as changes in foreign currency. In 2007, approximately 17% of our expenses were paid in Canadian dollars, primarily salary and salary-related expenses of our staff at STARLIMS Canada, which we acquired in January 2006. Therefore, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar. If the U.S.-dollar cost of our operations in Canada increases, our U.S.-dollar-measured results of operations will be adversely affected. During 2007, the Canadian dollar appreciated against the U.S. dollar by approximately 18%. We cannot assure you that we will not be adversely affected in the future if the Canadian dollar continues to appreciate against the U.S. dollar.

        In addition, approximately 35% of our marketable securities ($1.1 million, as of December 31, 2007) are NIS-denominated bonds. Consequently, our financial results are affected by fluctuations in the rates of exchange between the U.S. dollar and the NIS. In 2005, the NIS depreciated against the U.S. dollar by approximately 7%. As a result, in 2005, we recorded a foreign currency exchange loss of $102,000. In comparison, in 2006 and 2007, the NIS appreciated against the U.S. dollar by approximately 8% and 9%, respectively. As a result, in 2006 and 2007, we recorded a foreign currency exchange gain of $164,000 and $241,000, respectively.

Conditions in Israel

        We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. See Item 3D “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Effective Corporate Tax Rate

        Israeli companies are generally subject to corporate tax on their taxable income. The applicable rate for 2007 was 29%; for 2008, the applicable rate is 27%; for 2009, it will be 26%, and for 2010 and thereafter, it will be 25% .

        In June 2006, we received a pre-ruling from the Israeli Tax Authority according to which a development center we established in November 2006 in Ashkelon, Israel will be regarded as a “Benefited Enterprise.” This entitles us to tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. The benefits include full exemption from corporate tax on undistributed taxable income attributable to the Benefited Enterprise, reduced tax on dividends and accelerated depreciation for manufacturing assets. For a ten year period ending December 31, 2015, any taxable income attributable to an increase in the revenues we account for in Israel over the average annual revenues for the years 2003-2005 ($3.5 million) will be tax exempt. The result of this tax benefit in 2007 was a reduction of our total tax liability by approximately $900,000 and a decrease of our effective tax rate from approximately 32% to approximately 16%. The benefits are conditional on our compliance with certain conditions in the Investments Law and the terms of the pre-ruling from the Israeli Tax Authority. See Item 10E. “Additional Information – Taxation – Israeli Tax Considerations – Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

        Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Our company and its subsidiaries are each taxed individually and not on a consolidated basis.

Recently Issued Accounting Standards

        In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective on January 1, 2008. The FASB issued a Staff Position to defer the effective date of this Standard for one year for all non financial assets and non financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of SFAS 157 is not expected to have a material effect on our financial position or results of operations.

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments, including available-for-sale and held-to-maturity securities, and certain other items at fair value at specified election dates. According to SFAS 159, a business entity that has elected to apply its provisions shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. If the fair value option is elected for available-for-sale and held-to-maturity securities at the effective date, cumulative unrealized gains and losses shall be included in the statement of income as cumulative-effect adjustment. SFAS 159 is effective as of the beginning of the entity’s fiscal year beginning after November 15, 2007. Accordingly, we may elect to adopt SFAS 159 on January 1, 2008. We are currently evaluating the impact that SFAS 159 may have on our financial position and results of operations.

        In December 2007, the FASB issued SFAS No. 141(Revised), “Business Combinations,” or SFAS 141(R), the purpose of which is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements relating to a business combination and its effects. SFAS 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective as of the beginning of the entity’s fiscal year beginning after December 15, 2008. Accordingly, we are required to adopt SFAS 141(R) on January 1, 2009. We are currently evaluating the impact that SFAS 141(R) may have on our financial position and results of operations.

        In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,” or SFAS 160. SFAS 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of the provisions of SFAS 160 is not expected to have an impact on our financial position or results of operations.

B.	LIQUIDITY AND CAPITAL RESOURCES

        From our inception until our initial public offering in Israel in November 1993, we financed our operations through cash generated by operations and borrowings under lines of credit and shareholder loans. Since our initial public offering in Israel, we have financed our operations through cash generated by our operations.

        On May 23, 2007, we issued 2,100,000 ordinary shares in an initial public offering in the United States. On June 27, 2007, the underwriters, Oppenheimer & Co. and JMP Securities LLC, exercised part of their over allotment and purchased an additional 126,300 ordinary shares. We sold a total of 2,226,300 ordinary shares (including the over allotment option shares) at a price to the public of $13.50 per share resulting in net proceeds from the offering of approximately U.S. $27 million.

        As of December 31, 2006, we had approximately $2.5 million in cash and cash equivalents, $196,000 in restricted short-term deposits and $2.3 million in marketable securities available-for-sale. As of December 31, 2007, we had approximately $31.7 million in cash and cash equivalents (which consist primarily of commercial paper), $195,000 in restricted short-term deposits and $1.0 million in marketable securities available-for-sale. The increase in our cash and cash equivalents is attributable to the proceeds from our initial public offering in the United States in May 2007. As of December 31, 2006 and 2007, our marketable securities consisted of corporate and government bonds.

        Capital expenditures for fixed assets for the years ended December 31, 2006 and 2007 were approximately $640,000 and $523,000, respectively. In 2006, we invested approximately $1.6 million for the acquisition of all of the outstanding stock of STARLIMS Canada, which served as our Canadian distributor prior to the acquisition. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations, infrastructure and personnel.

        Since our initial public offering in Israel, we have repurchased our ordinary shares under four programs authorized by our Board of Directors in 1995, 2000, 2004 and 2008, respectively. As of December 31, 2007, we had repurchased an aggregate of 1,410,869 ordinary shares for approximately $3.5 million under the first three of these programs. As of March 30, 2008, we had repurchased an aggregate of 89,027 ordinary shares for approximately $671,850 million under the repurchase plan that we adopted in February 2008. All of the repurchased shares are held by us as treasury stock other than 144,375 ordinary shares, which were sold upon exercise of employee share options.

        We believe that our existing cash and cash equivalents balances, and cash provided by operating activities will be sufficient to meet our working capital, capital expenditure and other cash requirement needs over at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our selling and marketing activities, the timing and extent of research and development spending to support product development and enhancement efforts, costs associated with expansion into new territories or markets, the timing of the introduction of new products and services and the enhancement of existing products and the continuing market acceptance of our products and services. To the extent that our existing cash and cash that will be generated from operations is insufficient to finance our future activities and planned growth, we may need to raise additional funds through public or private equity or debt financings.

        In the future, we may enter into arrangements to invest in or acquire complementary businesses, products or technologies. To that end, in February 2008, we entered into a memorandum of understanding for the acquisition of our professional services provider in the United Kingdom. Any such future acquisitions may require us to seek additional debt or equity financing, which funds may not be available on terms favorable to us or at all.

Cash Flows

        The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2006	2007
	($ in thousands)

Net cash provided by operating activities	$2,141	$4,131
Net cash provided by (used in) investing activities	(1,690)	124
Net cash provided by (used in) financing activities	(1,306)	24,795
The effect of exchange rate changes on cash and cash equivalents	(3)	115

Net increase (decrease) in cash and cash equivalents	(858)	29,165
Cash and cash equivalents at beginning of year	3,397	2,539

Cash and cash equivalents at end of year	$2,539	$31,704

        Operating Activities

        Net cash provided by operating activities was approximately $2.1 million for the year ended December 31, 2006. This amount was primarily attributable to net income of $3.8 million, which was offset in part by increased trade receivables of $1.4 million. Net cash provided by operating activities was approximately $4.1 million for the year ended December 31, 2007. This amount was primarily attributable to net income of $4.5 million.

        Investing Activities

        Net cash used in investing activities was approximately $1.7 million for the year ended December 31, 2006. Of the cash used in investing activities in 2006, approximately $1.0 million, net, was used to acquire all of the outstanding stock of STARLIMS Canada, and approximately $640,000 was used for purchases of property and equipment. Net cash provided by investing activities was approximately $124,000 for the year ended December 31, 2007. Of the cash provided by investing activities during the year ended December 31, 2007, approximately $3.2 million was provided by proceeds from the sale of marketable securities, while approximately $2.4 million was used for purchases of marketable securities and approximately $0.5 million was used for purchases of property and equipment.

         Financing Activities

        Net cash used in financing activities was $1.3 million for the year ended December 31, 2006, primarily attributable to the payment of an annual dividend of an aggregate $1.4 million. Net cash provided by financing activities was $24.8 million for the year ended December 31, 2007, primarily attributable to the $26.8 million proceeds from our initial public offering in the United States in May 2007. In January 2007, we distributed a dividend of $1.9 million.

C.	RESEARCH AND DEVELOPMENT

        We place considerable emphasis on research and development to expand the capabilities of our existing products, to develop new products and to improve our existing technologies. We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and technology and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers. Our investment in research and development for the years ended December 31, 2005, 2006 and 2007, was $1.4 million, $1.9 million and $2.9 million, respectively. The increase in research and development expenses in 2007 was mainly attributable to our research and development center in Ashkelon, Israel, which we established in November 2006. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications.

        As of December 31, 2007, our research and development staff consisted of 34 employees, of whom 16 employees were located in Florida and 18 were located in Israel, compared to 32 employees as of December 31, 2006, of whom 18 employees were located in Florida and 14 were located in Israel.

D.	TREND INFORMATION

        Trend information is included in Items 5A and 5B of this Annual Report.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2007 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. dollars in thousands)

Operating lease obligations	$1,567	$614	$785	$168	-
Other long-term liabilities reflected on
the balance sheet	120	-	120	-	-

Total	$1,687	$614	$905	$168	-

        As of December 31, 2007, our principal commitments consisted of obligations outstanding under operating leases. Our capital requirements are dependent on many factors, including market acceptance of our software product offerings and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. In the last three years, we have experienced substantial increases in our expenditures as a result of the growth in our operations and personnel. We intend to increase our expenditures in the future consistent with our anticipated growth. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position with the Company

Itschak Friedman	51	Chairman of the Board of Directors
		and Chief Executive Officer
Dinu Toiba	53	Vice Chairman of the Board of Directors, Executive Vice
		President and Chief Information Officer
Chaim Friedman	47	Director and Chief Financial Officer
Eyal Guterman	49	Director, Treasurer and Risk Management Officer
Jeff Ferguson	56	Chief Operating Officer
Clive Baron	54	Chief Business Development Officer
Simon Wood	48	Executive Director of Marketing and Education
Martin Bandel (1)	48	Director
Dov Kleiman (1)	51	Outside Director
Eliane Markowitz (1)	44	Outside Director

(1) Member of our Audit Committee

        Messrs. Itschak Friedman, Dinu Toiba, Chaim Friedman, Eyal Guterman and Martin Bandel will serve as directors until our 2008 Annual General Meeting of Shareholders to be held on April 17, 2008 and are all standing for reelection at such meeting. Mr. Dov Kleiman and Ms. Eliane Markowitz will serve as outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2010 annual general meeting of shareholders, following which their service as outside directors may be renewed for additional three-year terms subject to certain conditions. See Item 6C. “Directors and Senior Management –Board Practices – Outside and Independent Directors.”

        Itschak Friedman has served as the chairman of our board of directors and chief executive officer of our company since 1988. Mr. Friedman also serves as the president of our U.S. subsidiary, STARLIMS Corporation. In addition, Mr. Friedman serves as a director of Gazit Inc. Mr. Friedman holds a bachelor’s degree in geology from the Hebrew University of Jerusalem. Itschak Friedman is the brother of Chaim Friedman.

        Dinu Toiba has served as the vice chairman of our board of directors since our initial public offering in Israel in 1993 and currently also serves as our executive vice president and chief information officer. Mr. Toiba has been responsible for the development of our software since 1990, and also serves as the Vice President of our U.S. subsidiary, STARLIMS Corporation. Mr. Toiba holds B.Sc. and MSc. degrees in mathematics, both from the University of Bucharest.

        Chaim Friedman has served as a director of our company since 1989. Since 1989, Mr. Friedman has also served as chief financial officer of our company, which services he provides to our company through Sivanir (Management Services) 1992 Ltd., or Sivanir Management. Mr. Friedman devotes all of his time to our company. Mr. Friedman holds a B.Sc. degree in economics and management from the Technion – Israel Institute of Technology. Chaim Friedman is the brother of Itschak Friedman.

        Eyal Guterman has served as a director of our company since our initial public offering in Israel. Since 1993, Mr. Guterman has also served as our treasurer and risk management officer, which services he provides to our company through Sivanir Management. Mr. Guterman devotes approximately 25% of his time to our company. Mr. Guterman holds a B.A. degree in economics from Ben-Gurion University and an M.B.A. degree from Bar Ilan University.

        Jeff Ferguson has served as our chief operating officer since 2003. From July 1995 until January 2003, Mr. Ferguson was the director of enterprise systems at Applied Biosystems, an Applera Corporation subsidiary. Mr. Ferguson holds a bachelor’s degree in education from Eastern Michigan University.

        Clive Baron has served as our chief business development officer since July 2007. Prior to joining our company and from July 1998, Mr. Baron served as the chief executive officer of Symmetry, a LIMS company based in South African, which subsequently was acquired by LabWare Inc. In January 2001, Mr. Baron joined LabWare Inc. as head of sales and marketing operations for North America. From 1985 to 1995, Mr. Baron founded and managed two software companies that were subsequently sold to publicly traded companies. Mr. Baron holds a B.Sc. degree in mechanical engineering from the University of Pretoria, South Africa.

        Dr. Simon Wood has been with our company since April 2006, initially as the head of our professional and technical training and certification programs for our employees, distributors, partners and customers. Dr. Wood was appointed as our executive director of marketing and education in January 2007. Prior to joining our company and from February 2003, Dr. Wood served as senior consultant and head of consultancy services of Labformatics Ltd. From September 1988 to September 2002, Dr. Wood held various positions with the processor of Thermo Fisher Scientific Inc. and its subsidiaries, initially as an analyst and implementation manager and thereafter as a customer services manager, operations director, global services manager, customer relationship management project director, and lastly as a business systems director of its informatics division. Dr. Wood holds a B.Sc. degree in plant biology from The University of Newcastle upon Tyne and a Ph.D. in Mycology from Sheffield University.

        Martin Bandel has served as a director of our company since January 2007 and is a member of our audit committee. He also serves as a director of STARLIMS Europe Ltd. Mr. Bandel is an independent consultant and has a supervisory role at Manhattan Loft Corporation, where he served as chief financial officer from July 2000 to February 2008. From May 1993 to July 2000, Mr. Bandel served as the chief financial officer of the Cromwell Land Group at Charterhouse Plc (now part of HSBC). From January 1991 to September 1993, Mr. Bandel served as an independent strategic and financial consultant for several businesses. Mr. Bandel holds a diploma in accountancy from the City of London University and has been a member of the Institute of Chartered Accountants in England and Wales since 1982 and of the Chartered Institute of Tax since 1983.

        Dov Kleiman has served as an outside director (within the meaning of the Israeli Companies Law) of our company since 2004 and is the chairman of our Audit Committee. Mr. Kleiman has served as the chief cost accountant of the Osem/Nestle group since 1987. Mr. Kleiman holds a B.A. degree in economics and an M.B.A. degree, both from Bar-Ilan University.

        Eliane Markowitz has served as an outside director (within the meaning of the Israeli Companies Law) of our company since January 2007 and is a member of our audit committee. From May 2001 until November 2003 and again since January 2005, Ms. Markowitz has been with Medison Pharma Ltd., initially as the product manager of the hematology field and currently as marketing manager of its diagnostic division. In the interim period, from December 2003 until December 2004, Ms. Markovitz served as the business development and marketing manager and was the owner of Rimipharm Medical Product Ltd. Ms. Markovitz has approximately 20 years of experience in the pharmaceutical industry. Ms. Markowitz holds B.Sc. and Msc. degrees in animal science, both from the Hebrew University of Jerusalem.

B.	COMPENSATION

        The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2007.

	Salaries, fees, commissions and bonuses*	Pension, retirement and similar benefits

All directors and executive officers
as a group (ten persons)	$1.2 million	$66,000

* Excludes business travel expenses, relocation expenses, professional and business association dues and expenses reimbursed to directors and executive officers, and other benefits commonly reimbursed or paid by companies in Israel. Also excludes our expenses in 2007 under SFAS 123(R) attributable to options and restricted stock units granted to officers.

        All our executive officers work full time for us other than Mr. Eyal Guterman, our treasurer and risk management officer, who devotes approximately 25% of his time to our company.

        We do not pay our directors for their services, other than our outside directors (in accordance with their compensation requirements under Israeli law) and our independent director. During the year ended December 31, 2007, we paid each non-executive director an annual meeting fee of NIS 26,800 (approximately $6,524), a fee of NIS 1,028 (approximately $250) for each meeting of the board of directors or a committee attended in person and a fee of NIS 514 (approximately $125) for each meeting of the board of directors or committee attended by phone.

        As of December 31, 2007, one executive officer held options to purchase 132,000 ordinary shares. Of such options, options to purchase 12,000 ordinary shares, exercisable at $2.40 per share, were granted under our 2001 Stock Option Plan and expire in May 2009 and options to purchase 120,000 ordinary shares, exercisable at $6.27 per share, were granted under our 2005 Stock Option Plan and expire in March 2010. The exercise price of such options is the closing price of our ordinary shares on the TASE on the day preceding the option grant date. In addition, as of December 31, 2007, three executive officers held an aggregate of 50,500 restricted stock units, or RSUs, granted under our 2007 Restricted Stock Unit Plan. 50% of the outstanding RSUs will vest upon the completion of two years of continuous employment, and an additional 25% of the RSUs will vest upon the completion of each of the third and fourth years of continuous employment. See Item 6.E., “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans.”

        Mr. Itschak Friedman, chairman of our board of directors and our chief executive officer, and Mr. Dinu Toiba, vice chairman of our board of directors and our executive vice president and chief information officer, both of whom are also principal shareholders of our company, are employed as officers of our U.S. subsidiary, STARLIMS Corporation, under agreements entered into on November 1, 1993. During the term of their employment, Messrs. Friedman and Toiba are required to provide services in the software industry exclusively through our company. Under their respective employment agreements, Messrs. Friedman and Toiba are entitled to monthly salaries of $12,250 and $9,600, respectively, linked to the U.S. consumer price index ($17,243 and $13,513 per month, respectively, as of December 31, 2007). Both of the agreements will continue until terminated in accordance with their terms. Each of the agreements with Messrs. Friedman and Toiba may be terminated by our company without cause upon 180 days prior written notice. Messrs. Friedman and Toiba have agreed not to compete with the business of our company for two years following termination of their employment and are subject to confidentiality undertakings during and following the term of the agreement. Upon termination of their agreements for any reason, Messrs. Friedman and Toiba are entitled to payment in an amount equal to 150% of their last monthly salary, multiplied by the number of years of employment starting from January 1, 1993. Since 1993, we have paid Messrs. Friedman and Toiba one and a half months salary at the end of each year instead of them being entitled to receive the 150% of their last monthly salary payment upon termination of their respective employment. In the years ended December 31, 2005, 2006 and 2007, such payments were $24,756 and $25,365 and $25,865, respectively, for Mr. Friedman and $19,400, $19,878 and $20,255, respectively, for Mr. Toiba. Under amendments to the employment agreements of such officers of June 2007, they will be entitled to annual salaries of $360,000 and $260,000, respectively, subject to and commencing the first month after a period of 45 consecutive trading days in which the average closing price of our ordinary shares on The NASDAQ Global Market has been at least $15.50, effective for a period of five years thereafter. Also following such event, the cash severance payments will no longer be made and they will not be entitled to any severance payment upon the termination of their employment.

        In January 1993, we entered into a management and consulting agreement with Sivanir Management under which Mr. Chaim Friedman serves as our chief financial officer on a full time basis and Mr. Eyal Guterman serves as our treasurer and risk management officer on a part time (25%) basis. For these services, we agreed to pay Sivanir Management $9,000 per month, linked to the U.S. consumer price index. We paid Sivanir Management an aggregate $146,000, $150,000 and $153,000 in each of the years ended December 31, 2005, 2006 and 2007, respectively. The agreement with Sivanir Management is renewed automatically each year for an additional one year period, unless one party notifies the other of its termination upon 180 days advanced written notice. Under an amendment to our management and consulting agreement with Sivanir Management, Sivanir Management will be entitled to an annual service fee of $260,000, subject to and commencing the first month after a period of 45 consecutive trading days in which the average closing price of our ordinary shares on The NASDAQ Global Market has been at least $15.50, effective for a period of five years thereafter.

C.	BOARD PRACTICES

Election of Directors

        According to the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

        Our articles of association provide that we may have no less than two and no more than 12 directors or such greater number as may be determined from time to time at a general meeting of shareholders. Our current board of directors consists of seven directors. In accordance with our articles of association and the Israeli Companies Law, all of our directors (other than our outside directors) are elected at annual meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our outside directors, our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meetings and hold office until the next annual meeting of shareholders following the annual meeting at which they were elected. If the annual meeting of shareholders does not elect directors, the directors elected in the preceding meeting will continue in office. Directors, other than outside directors, may be removed earlier from office by resolution passed with the approval of the majority of the voting rights represented and voting at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies on the board until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number determined by the general meeting of shareholders.

        The Israeli Companies Law requires the board of directors of a public company to determine a minimum number of directors with “accounting and financial expertise.” Our board of directors determined, accordingly, that at least one director must have “accounting and financial expertise.”

        We follow Israeli law and practice, instead of the requirements of the NASDAQ Marketplace Rules, with regard to the nomination process of directors, in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election, and our shareholders may nominate candidates for election as directors by the general meeting of shareholders. See below in this Item 6C. “Directors, Senior Management and Employees – Board Practices – NASDAQ Marketplace Rules and Home Country Practices.”

Outside and Independent Directors

        Outside Directors. Under the Israeli Companies Law, public companies incorporated under the laws of the State of Israel are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, its controlling shareholder or any entity controlled by the Company or its controlling shareholder. The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. Under the Israeli Companies Law, the term “office holder” includes a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager.

        In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s position as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

        At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have “professional qualification.”

        The outside directors are elected by shareholders at a general meeting, provided that either:

—	the majority of shares voted at the meeting (not including abstentions), including at least one-third of the shares of the non-controlling shareholders voted at the meeting, vote in favor of the outside director; or

—	the majority of shares voted at the meeting (not including abstentions) vote in favor of the outside director and the total number of shares held by non-controlling shareholders that voted against the election of the outside director does not exceed one percent of all of the voting rights in the company.

        In general, outside directors serve for a three-year term and may be reelected to one additional three-year term. However, Israeli companies that are listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an outside director for further terms of not more than three years each subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for a third term or more is in the best interest of the company.

        An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person’s appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company. The resolution of the special general meeting of shareholders regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director. The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder.

        Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        Our Board of Directors has two outside directors under Israeli law, Mr. Dov Kleiman, who has “accounting and financial expertise,” and Ms. Eliane Markowitz, who has “professional qualification,” as such terms are defined under the Israeli Companies Law.

        Independent Directors. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Marketplace Rules, within 12 months of its initial public offering. We currently comply with the requirements of NASDAQ and the Securities and Exchange Commission as to the composition of our audit committee and intend to comply with the NASDAQ requirement to maintain a majority of independent directors within 12 months of our initial public offering (by May 23, 2008).

        Our Board of Directors has determined that each of Mr. Dov Kleiman, Ms. Eliane Markowitz and Mr. Martin Bandel qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ. Mr. Dov Kleiman and Ms. Eliane Markowitz are also our outside directors within the meaning of the Israeli Companies Law.

Audit Committee

        Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include: the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives.

        In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

        Our audit committee consists of three members, Martin Bandel, Dov Kleiman, and Eliane Markowitz, all of whom satisfy the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and are financially literate. Our board of directors has determined that each of Dov Kleiman and Martin Bandel qualifies as an audit committee financial expert as defined by rules of the Securities and Exchange Commission. The composition and function of the audit committee meets the requirements of Israeli law, the Securities and Exchange Commission and NASDAQ Marketplace Rules.

        Under the Israeli Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. Additionally, under the Israeli Companies Law, the role of the audit committee is to identify faults in the business practices of the company, among other things, by consulting with the company’s independent registered public accounting firm and internal auditor, and to make recommendations to the board for remedying such faults.

Internal Audit

        Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and proper business practice. Under the Israeli Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent registered public accounting firm or anyone acting on its behalf. Mr. Yehuda Milberg, Certified Public Accountant (Israel), serves as our internal auditor.

Directors’ Service Contracts

        Our U.S. subsidiary, STARLIMS Corporation, has entered into employment agreements with each of Mr. Itschak Friedman, our chief executive officer, who is also the chairman of our board of directors, and Mr. Dinu Toiba, our executive vice president and chief information officer, who is also vice chairman of our board of directors. See Item 6B. “Directors, Senior Management and Employees – Compensation.”

        Other than as described in Item 6B, there are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Fiduciary Duties of Office Holders

        The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the standard of proficiency with which a reasonable office holder in the same position and in the same circumstances would act. This includes the duty to utilize reasonable means to obtain (i) information regarding the business worthiness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty requires that an office holder act in good faith and for the benefit of the company, including the duty to: (i) avoid any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (iii) avoid any competition with the company’s business, (iii) avoid exploiting any business opportunity of the company in order to obtain benefit for the office holder or any other person; and (iv) disclose to the company any information or documents relating to the company’s affairs that the office holder has received by virtue of his position as an office holder.

Approval of Related Party Transactions Under Israeli Law

        Under the Israeli Companies Law, transactions of a company with an office holder and transactions of a company with another entity in which an office holder has a personal interest require special approvals, and may only be approved if they are not adverse to the company’s interest. Transactions which are not extraordinary, must be approved by the board of directors or as otherwise provided for in a company’s articles of association. Extraordinary transactions with an office holder that is not a director and transactions that involve the grant of an exemption, insurance, indemnification or an undertaking to indemnify an office holder that is not a director must be approved by the audit committee and the board of directors. Extraordinary transactions with a director and transactions involving the conclusion of a contract by a company with a director as to the terms of his office, including the grant of an exemption, insurance, indemnification or an undertaking to indemnify, or the conclusion of a contract by a company with a director as to the terms of his employment in other positions, must be approved by the audit committee, board of directors and general meeting of shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and general meeting of shareholders, supported by the vote of at least one-third of the shares of the shareholders voting on the matter that have no personal interest in the transaction, or provided that the total number of shares held by shareholders that have no personal interest in the transaction that voted against the proposal did not exceed one percent of all of the voting rights in the company.

        The Israeli Companies Law requires that an office holder and the controlling shareholder disclose any personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company promptly and in any event no later than the first meeting of the board of directors at which such transaction is considered. The requirement does not apply with respect to a transaction with a relative that is not an extraordinary transaction. An extraordinary transaction is a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities.

        A director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not participate or vote on this matter in such meeting, unless the transaction under consideration is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

        Board of directors and shareholder approval is also required in the event a company issues its securities in a private placement of securities that will cause a person to become a controlling shareholder, or in the event a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or listed securities or not under market terms, and that issuance will (i) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights; or (ii) cause any person to become a holder of more than 5% of the company’s outstanding share capital or voting rights. For this purpose, convertible securities or securities exercisable into shares held by such person are assumed to have been converted and exercised.

Exemption, Insurance and Indemnification of Directors and Officers

        Exemption of Office Holders. The Israeli Companies Law provides that an Israeli company cannot exempt an office holder from liability with respect to a breach of his or her duty of loyalty. If permitted by its articles of association, a company may exempt in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exempt in advance a director from his or her liability to the company with respect to a breach of his duty of care with respect to distributions.

        Our articles of association permit us to exempt our office holders in accordance with the Israeli Companies Law as currently in effect.

        Insurance of Office Holders. Israeli law provides that a company may, if permitted by its articles of association, enter into a contract to insure its office holders for liabilities incurred by the office holder with respect to an act or omission performed in his or her capacity as an office holder, as a result of: (i) a breach of the office holders duty of care to the company or another person; (ii) a breach of office holders duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company’s interests; and (iii) a monetary liability imposed upon the office holder in favor of another person.

        Our articles of association permit us to purchase insurance covering the liability of our office holders in accordance with the Israeli Companies Law as currently in effect. We currently maintain a directors’ and officers’ liability insurance policy that provides coverage of up to $20 million per claim and in the aggregate per year, and a public offering of securities insurance policy providing coverage of up to $25 million per claim and in the aggregate for three years following our May 2007 initial public offering in the United States.

        Indemnification of Office Holders. Under Israeli law a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for (a) monetary liability imposed upon the office holder in favor of another person pursuant to a court judgment, including a settlement or an arbitration award approved by a court; (b) reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on him or her in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and (c) reasonable litigation expenses, including attorneys’ fees, actually incurred by the office holder or imposed upon the office holder by a court: (i) in an action, suit or proceeding brought against the office holder by or on behalf of the company or another person, (ii) in connection with a criminal charge from which the office holder was acquitted, or (iii) in connection with a criminal proceeding in which the office holder was convicted of a criminal offense that does not require proof of criminal intent.

        The indemnification provisions in a company’s articles of association may include:

—	a provision allowing the company to undertake in advance to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of events which the company’s board of directors deems foreseeable considering the company’s actual operations at the time of the undertaking, and to an amount or standard that the board of directors has determined as reasonable under the circumstances; and

—	a provision allowing the company to retroactively indemnify an office holder.

        Our articles of association permit us to indemnify our office holders in accordance with the Israeli Companies Law as currently in effect. We have provided each of our directors and officers a letter of indemnification for liabilities or expenses incurred as a result of their acts in their capacity as directors and officers of our company, in an aggregate amount not to exceed $3.5 million, to the extent that their liability is not covered under our directors’ and officers’ liability insurance policy.

        Limitations on Exemption, Insurance and Indemnification. The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following:

—	a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

—	any act or omission committed with intent to derive an unlawful personal gain; and

—	any fine or forfeiture imposed on the office holder.

        In addition, pursuant to the Israeli Companies Law, exemption of, procurement of insurance coverage for, an undertaking to indemnify or indemnification of an office holder must be approved by the audit committee and the board of directors and, if such office holder is a director or a controlling shareholder or a relative of the controlling shareholder, also by the shareholders general meeting. If a controlling shareholder is interested in such transaction as an office holder or as a relative of an office holder, the resolution must be supported by the vote of at least one-third of the shares of the shareholders voting on the matter that have no personal interest in the transaction, unless the total number of shares held by shareholders that have no personal interest in the transaction that voted against the proposal did not exceed one percent of all of the voting rights in the company.

NASDAQ Marketplace Rules and Home Country Practices

        Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

        In connection with our initial public offering in the United States in May 2007, we provided NASDAQ with a notice of non-compliance with Rule 4350 with respect to the requirements regarding the directors’ nominations process. Instead, we follow Israeli law and practice in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election, and our shareholders may nominate candidates for election as directors by the general meeting of shareholders. See above in this Item 6C. “Directors, Senior Management and Employees – Board Practices – Election of Directors.”

D.	EMPLOYEES

        At December 31, 2007, we employed 153 full-time employees. Of these full-time employees, 17 employees were engaged in management and administration, 18 employees were engaged in sales and marketing, 84 employees were engaged in implementation and support and 34 employees were engaged in research and development. Of such employees, 107 were located in North America, 20 in the Asia Pacific region and 26 in Europe and the Middle East.

        At December 31, 2006, we employed 148 full-time employees. Of these full-time employees, 17 employees were engaged in management and administration, 17 employees were engaged in sales and marketing, 82 employees were engaged in implementation and support and 32 employees were engaged in research and development. Of such employees, 113 were located in North America, 14 in the Asia Pacific region and 21 in Europe and the Middle East.

        At December 31, 2005, we employed 66 full-time employees. Of these full-time employees, eight employees were engaged in management and administration, 12 employees were engaged in sales and marketing, 28 employees were engaged in implementation and support and 18 employees were engaged in research and development. Of such employees, 61 were located in the United States and five were in Israel.

        The foregoing includes Mr. Chaim Friedman, our chief financial officer, and Mr. Eyal Guterman, our treasurer and risk management officer, both of whom provide these services to us through Sivanir Management, an Israeli company jointly owned by Messrs. Friedman and Guterman. Mr. Friedman devotes all of his time to our company and Mr. Guterman devotes approximately 25% of his time to our company.

        Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days and other conditions of employment. Israeli law generally requires payment of severance pay to dismissed employees and employees leaving employment under certain other circumstances. We fund statutory severance pay obligations by contributions to insurance companies and severance pay funds in the amount of 8.33% of the employee’s wages. A provision in our financial reports covers the difference between statutory severance pay obligations and the contributions to the insurance companies and severance pay funds. Furthermore, we and our Israeli employees are required to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Such amounts also include payments by the employee for health insurance. The employees’ payments to the National Insurance Institute range between approximately 3.5% and 12% of an employee’s wages, and our payments range between approximately 4.1% and 5.5% of such wages. As of January 2008, under an order issued by the Ministry of Industry, Commerce and Labor, all Israeli employers are obligated to contribute to a pension plan a certain percentage of the wages of their employees that have been employed for a minimum period, and their age is within the age range specified in the order, unless a more preferable pension arrangement for those employees is in place. . The minimum period is nine months with respect to pension contributions payable in 2008, and six months with respect to pension contributions payable in 2009 and thereafter. We are currently in compliance with this obligation. Under the order the employer’s contribution to the pension plan will increase gradually until 2013 to up to 5% of the employees’ wages.

        At the start of their employment, our employees generally sign written employment agreements that include confidentiality, non-competition and assignment of invention agreement provisions.

        Our employees are not represented by any labor union. Since our inception, we have not experienced labor-related work stoppages and believe that our relations with our employees are good.

E.	SHARE OWNERSHIP

        The following table sets forth certain information as of March 30, 2008 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)

Itschak Friedman	1,360,508	(3)	15.75%
Dinu Toiba	750,000	(3)	8.68%
Chaim Friedman	396,922	(3)(4)	4.60%
Eyal Guterman	381,935	(4)	4.42%
Jeff Ferguson	102,000	(5)	1.18%
Simon Wood	--		--
Clive Baron	--		--
Martin Bandel (1)	--		--
Dov Kleiman (1)	--		--
Eliane Markowitz (1)	700		*

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,635,648 ordinary shares issued and outstanding as of March 30, 2008 (excluding 1,358,896 ordinary shares held as treasury stock).

(3)	Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005. The voting agreement also grants the parties a right of first refusal to purchase each other’s shares in our company.

(4)	Includes 64,703 ordinary shares held by Sivanir Ltd., an Israeli company jointly owned by Messrs. Chaim Friedman and Eyal Guterman.

(5)	Subject to currently exercisable options.

Share Option Plans

        Stock options have from time to time been an important component of the compensation packages for many of our mid-level and senior-level employees. We currently have three stock option plans and one restricted stock unit plan, all of which are summarized below.

2001 Option Plan and 2005 Option Plan

        In March 2001, we adopted our 2001 Option Plan, or the 2001 Plan, under which we are authorized to issue up to an aggregate 200,000 ordinary shares. Employees of our company and our U.S. subsidiary, STARLIMS Corporation, are eligible to participate in the 2001 Plan.

        In March 2005, we adopted our 2005 Option Plan, or the 2005 Plan, under which we are authorized to issue up to an aggregate 200,000 ordinary shares. Employees of our company and our U.S. subsidiary, STARLIMS Corporation, are eligible to participate in the 2005 Plan.

        The terms of the 2001 Plan and 2005 Plan, collectively referred to as the Option Plans, are essentially identical and are summarized together below.

        Awards under the Option Plans. Awards under the Option Plans are in the form of non-qualified stock options. Shares that are forfeited under the terms of the Option Plans and shares that are the subject of options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit for the option may again be subject to new awards under the Option Plans.

        Administration of the Option Plans. The Option Plans are administered by our Board of Directors and may also be administered by a compensation committee of our Board of Directors, consisting of not fewer than two directors. In general, each member of such a compensation committee will be a non-employee director within the meaning of the Securities Exchange Act of 1934, as amended, and an outside director within the meaning of the Internal Revenue Code of 1986, as amended. Subject to the provisions of the applicable Option Plan and applicable law, the compensation committee has the authority to establish those rules and regulations as they may deem appropriate for the proper administration of the Option Plans. Subject to the provisions of the applicable Option Plan, our Board of Directors and compensation committee have the authority to grant awards under the Option Plans, to interpret the provisions of the Option Plans and, subject to the requirements of applicable law, to prescribe, amend, and rescind rules and regulations relating to the Option Plan or any award under the Option Plans as they may deem necessary or advisable. All decisions made by our Board of Directors or the compensation committee pursuant to the provisions of the Option Plans will be final, conclusive and binding on all persons. No member of our Board of Director or compensation committee will be liable for anything done or omitted to be done by such member or any other member of the Board of Directors or compensation committee in connection with the Option Plans, except for the member’s own willful misconduct or as expressly provided by statute.

        Option Price. In general, except as otherwise provided by our Board of Directors or the compensation committee in the optionee’s stock option agreement, the exercise price per each ordinary share will be the closing price of an ordinary share on the TASE on the date of the option grant, translated into U.S. dollars based on the U.S. dollar representative rate of exchange as published by the Bank of Israel on such date.

        Option and Exercise Period. Options granted under the Option Plans expire on the fifth anniversary of their award and no option may be exercised after the expiration of its term. Except as otherwise provided by our Board of Directors or the compensation committee in the optionee’s stock option agreement, 50% of the options granted under the Option Plans vest and become exercisable upon the completion of two years of continuous employment service with our company or STARLIMS Corporation and 25% of the options granted under the Option Plans vest and become exercisable upon the completion of each of the third and fourth years of such continuous employment service. However, unless determined otherwise by our Board of Directors, options will cease to vest and all unvested options will be null and void immediately upon a reduction in the scope of duties that the optionee performs for our company or STARLIMS Corporation, regardless of whether the optionee’s job title changes (medical, military, disability, including pregnancy, and other leaves of absence approved by our company or STARLIMS Corporation are deemed to be continuous employment to the extent required by law or determined by the Board of Directors or the compensation committee).

        Change of Control. In the event of a change of control, as defined in the Option Plans, the expiration of all options granted under the Option Plans may be accelerated or the terms of the options may be changed by our Board of Directors.

        Non-Transferability of Options. Options granted under the Option Plans are not assignable or transferable by the optionee, and may be exercised during the lifetime of the optionee only by the optionee. However, during the optionee’s lifetime, the optionee may, with the consent of the Board of Directors or the compensation committee, transfer without consideration all or any part of his/her options to (i) one or more members of the optionee’s immediate family (as defined in the Option Plans); (ii) a trust established for the exclusive benefit of one or more members of the optionee’s immediate family; or (iii) a limited liability company in which all members are members of the optionee’s immediate family.

        Amendment and Termination. Our Board of Directors may, from time to time, alter, amend, suspend or terminate the Option Plans with respect to options that have not been granted, subject to applicable law and any requirement for shareholder approval imposed by any stock exchange or quotation system on which our ordinary shares are listed or quoted. Subject to the provisions of the applicable Option Plan regarding a change of control, our Board of Directors and the compensation committee may not, without the consent of the optionee, alter or in any way impair the rights of an optionee under any award previously granted. The termination of the Option Plans will not affect any option previously granted. The Option Plans will terminate and no further options may be granted under the Option Plan after the fifth anniversary of their effective date, unless terminated earlier by the Board of Directors.

        Grants to Non-U.S. Persons. Without amending the Option Plans, our Board of Directors or the compensation committee may grant options to eligible individuals who are not U.S. nationals on such terms and conditions different from those specified in the Option Plans, and the board of directors and compensation committee may make such modifications, amendments and procedures to the Option Plans as may be necessary or advisable to comply with the provisions of laws in other countries in which we operate or have employees.

        As of December 31, 2007, options to purchase 24,500 ordinary shares were outstanding under the 2001 Plan, exercisable at an average exercise price of $2.44 per share, and options to purchase 81,250 ordinary shares were outstanding under the 2005 Plan, exercisable at an average exercise price of $6.30 per share. During 2007, our employees exercised options to purchase 16,250 ordinary shares under the 2001 Plan and options to purchase 1,250 ordinary shares under the 2005 Plan. As of December 31, 2007, there were no ordinary shares available for future option grants under the 2001 Plan and 25,000 ordinary shares remain available for future option grants under the 2005 Plan.

2006 Employee Option Plan

        In January 2006, we adopted our Employee Option Plan, or the 2006 Israeli Plan, under which we are authorized to grant options to employees of our company and subsidiaries. The 2006 Israeli Plan is designed to reflect the provisions of the Israeli Income Tax Ordinance [New Version] – 1961, as amended, or the Israeli Tax Ordinance, which affords certain tax advantages to Israeli employees, officer and directors that are granted options in accordance with its terms. Up to 40,500 ordinary shares may be issued under the 2006 Israeli Plan; however, such number of ordinary shares is part of the aggregate 200,000 ordinary shares that may be issued under the 2005 Plan. In accordance with the Israeli Tax Ordinance and the 2006 Israeli Plan, the option awards are deposited and held in escrow for a period of at least 24 months from the date of grant.

        The 2006 Israeli Plan may be administered by our Board of Directors or a committee appointed by our Board of Directors, in which case, whenever appropriate, all references in the 2006 Israeli Plan and in this description to the Board of Directors will be deemed to refer to such committee. Subject to the provisions of the 2006 Israeli Plan and applicable law, our Board of Directors will determine the exercise price of each option, the number of shares underlying the option, its vesting schedule and the term of the option. No option may be exercised after the expiration of its term.

        Under the 2006 Israeli Plan, the optionee may not assign, transfer or waive the options for the benefit of others, including other employees, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by the optionee or his or her legal guardian.

        As of December 31, 2007, no options to purchase ordinary shares were outstanding under the 2006 Israel Plan. During 2007, no options were exercised under the 2006 Israel Plan. As of December 31, 2007, 25,000 ordinary shares were available for future option grants under the 2006 Israeli Plan; however, such number of ordinary shares is part of the aggregate ordinary shares that are available for future option grants under the 2005 Plan.

2007 Restricted Stock Unit Plan

        In November 2007, we adopted our Restricted Stock Unit Plan, or the 2007 Plan. The 2007 Plan is intended to provide incentives to employees, non-employee directors and consultants of our company. Under the 2007 Plan, our Board of Directors grants plan participants a contractual right to receive our shares at the end of a vesting period, the amount of such shares and the vesting period to be determined by our Board of Directors in each individual grant. The 2007 Plan provides for the issuance of up to 240,000 of our ordinary shares. Prior to receiving such shares, if any, plan participants will have no right to vote or receive dividends on their granted shares. Generally, a plan participant’s grant will be forfeited upon termination of employment or services with our company prior to the end of the vesting period, unless otherwise provided by our Board of Directors in the individual grant. Unvested grants will also terminate in the event that the market price of our ordinary shares falls below 50% of the grant price.

        As of December 31, 2007, we had awarded a total of 177,300 restricted stock units under the 2007 Plan, none of which are currently vested. As of December 31, 2007, 62,700 ordinary shares were available for future awards under the 2007 Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table sets forth certain information as of March 30, 2008 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)

Itschak Friedman	1,360,508	(3)	15.75%
Dinu Toiba	750,000	(3)	8.68%
Clal Insurance Enterprises Holdings Ltd.	628,507	(4)	7.28%
Gagnon Securities LLC	604,761	(5)	7.00%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,635,648 ordinary shares issued and outstanding as of March 30, 2008 (excluding 1,358,896 ordinary shares held as treasury stock).

(3)	Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005. The voting agreement also grants the parties a right of first refusal to purchase each other’s shares in our company.

(4)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2008. Under the Schedule 13G, Clal Insurance Enterprises Holdings Ltd., or Clal, disclaims beneficial ownership of 602,318 of the ordinary shares. In addition, the Schedule 13G states that by reason of the ownership interest of IDB Development Corporation Ltd. and IDB Holding Corporation (“IDB Holding”) in Clal, and by reason of the interests in, and relationships among them, with respect to IDB Holding, of Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat, such entities and persons may each be deemed a beneficial owner of the 628,507 ordinary shares beneficially owned by Clal, however such persons and entities disclaim beneficial ownership of the 628,507 ordinary shares beneficially owned by Clal.

(5)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on March 28, 2008.

Significant Changes in the Ownership of Major Shareholders

        On November 20, 2007, Mr. Neil Gagnon filed a Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 439,693, or 5.04%, of our ordinary shares. On February 13, 2008, Mr. Neil Gagnon filed a Schedule 13G/A with the Securities and Exchange Commission reflecting beneficial ownership of 527,156, or 6.04%, of our ordinary shares as of December 31, 2007. On March 28, 2008, Gagnon Securities LLC, or Gagnon Securities, filed a Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 604,761, or 7.00%, of our ordinary shares as of March 30, 2008. The Schedule 13G filed by Gagnon Securities indicates that Gagnon Securities is an investment adviser and that it disclaims beneficial ownership of all securities held by its clients’ funds. In addition, such Schedule 13G indicates that prior filings were made on behalf of Gagnon Securities under the name Neil Gagnon and all future filings will be under the name of Gagnon Securities, provided that Mr. Gagnon’s personal ownership in our ordinary shares does not exceed 1% of our outstanding shares.

        Other than described above, we know of no significant changes in the percentage ownership held by any major shareholders during the past three years, other than changes in the percentage ownership of our major shareholders resulting from our initial public offering in the United States in May 2007.

Major Shareholders Voting Rights

        Our major shareholders do not have different voting rights

Record Holders

        Based on our register of ordinary shares and information provided to us by our transfer agent, as of March 31, 2008, Cede & Co., the nominee of The Depository Trust Company, was the only holder of record of our ordinary shares in the United States, holding 2,597,990 of our ordinary shares representing approximately 30.1% of our outstanding shares (excluding treasury stock). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside, since the record holders of a significant majority of our ordinary shares are nominees or other brokers, including Israel Discount Bank Nominees Company, which held ordinary shares representing approximately 70% of our outstanding shares as of March 31, 2008 (excluding treasury stock).

B.	RELATED PARTY TRANSACTIONS

        We have entered into a management and consulting agreement with Sivanir Management, which is jointly owned by Messrs. Chaim Friedman and Eyal Guterman, both of whom are directors of our company. Under the agreement, Mr. Chaim Friedman serves as our chief financial officer on a full time basis and Mr. Eyal Guterman serves as our treasurer and risk management officer on a part time basis, devoting approximately 25% of his business time and attention to our company. We paid Sivanir Management an aggregate of $146,000, $150,000 and $153,000 in each of the years ended December 31, 2005, 2006 and 2007, respectively. See Item 6B. “Directors, Senior Management and Employees – Compensation.”

C.	INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

        See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 19 hereof and incorporated herein by reference.

Legal Proceedings

        We are not presently involved in any legal proceedings. However, during the ordinary course of our business, we are, from time to time, threatened with, or may become a party to, legal actions and other proceedings.

Dividend Distribution Policy

        We paid annual dividends of NIS 1.00, NIS 1.00 and NIS 1.25 per ordinary share in January 2005, 2006 and 2007, respectively. Although we paid dividends on an annual basis during the five years prior to our initial public offering in the United States in May 2007, we have not declared or distributed any dividend since such time and do not currently have a dividend distribution policy. Future dividend distributions are subject to the discretion of our board of directors and will depend on a number of factors, including our operating results, future capital resources available for distribution, capital requirements, financial condition, the tax implications of dividend distributions on our income, future prospects and any other factors our board of directors may deem relevant.

        The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of profits (as defined by the Israeli Companies Law) or otherwise upon the permission of the court. “Profits” are defined in the Israeli Companies Law as the balance of surpluses, or the surpluses accumulated over the past two years, whichever is the greater, in accordance with the latest adjusted financial statements, audited or reviewed, prepared by the company, provided that the date in respect of which the statements were prepared is no earlier than six months prior to the date of distribution. “Surplus” means sums included in a company’s shareholders’ equity originating from the net profit of the company, as determined according to generally accepted accounting principles, and sums other than share capital or premiums that are included in shareholders’ equity under generally accepted accounting principles and the Minister of Justice prescribed that they are to be considered surplus.

        In the event that we distribute cash dividends from tax exempt income attributable to any of our Approved Enterprise or Benefited Enterprise, we would have to pay corporate tax in respect of the amount distributed. See Item 10E. “Additional Information – Taxation – Israeli Tax Considerations – Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

B.	SIGNIFICANT CHANGES

        Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2007.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Annual Stock Information

        The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low

2003	-	-	$2.47	$1.32
2004	-	-	$4.00	$1.69
2005	-	-	$10.36	$3.52
2006	-	-	$10.94	$7.35
2007*	$13.78	$10.60	$14.20	$10.03

* Prices of our ordinary shares on the NASDAQ Global Market are from May 21, 2007.

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low

2006
First Quarter	-	-	$10.94	$9.05
Second Quarter	-	-	$11.29	$7.35
Third Quarter	-	-	$10.56	$7.93
Fourth Quarter	-	-	$10.79	$9.44

2007
First Quarter	-	-	$12.43	$10.03
Second Quarter*	$13.78	$12.45	$14.20	$11.84
Third Quarter	$13.07	$10.77	$12.67	$10.37
Fourth Quarter	$12.50	$10.60	$12.63	$10.36

* Prices of our ordinary shares on the NASDAQ Global Market are from May 21, 2007.

Monthly Stock Information

        The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low

October 2007	$12.50	$11.40	$12.63	$11.68
November 2007	$12.28	$11.70	$12.48	$11.46
December 2007	$12.11	$10.60	$12.27	$10.36
January 2008	$10.99	$6.25	$10.74	$6.15
February 2008	$8.29	$7.24	$8.57	$7.13
March 2008 (until March 28)	$8.00	$7.18	$8.09	$6.99

B	PLAN OF DISTRIBUTION

      Not applicable.

C	MARKETS

        In November 1993, we completed an initial public offering of our ordinary shares in Israel and our ordinary shares have traded on the Tel Aviv Stock Exchange since such time. Since our public offering in the United States in May 2007, our ordinary shares have also been listed on the NASDAQ Global Market (symbol: LIMS).

D	SELLING SHAREHOLDERS

      Not applicable.

E	DILUTION

      Not applicable.

F	EXPENSE OF THE ISSUE

      Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

      Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

        Set out below is a description of certain provisions of our Articles of Association and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Articles of Association, which are incorporated by reference as exhibits to this Annual Report, and to Israeli law.

Purposes and Objects of the Company

        We are a public company registered under the Israel Companies Law as STARLIMS Technologies Ltd. Our registration number with the Israeli Companies Registrar is 520040247. Pursuant to our memorandum of association, we were formed for the purpose of, among other things, trading, marketing, distribution and export of computers and peripheral computer equipment, software products and measuring equipment for laboratories.

The Powers of the Directors

        Under the provisions of the Israel Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See “Item 6B. Directors, Senior Management and Employees – Compensation.”

        Directors may not enter into borrowing arrangements on our behalf except in the manner approved by the Company.

        Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

        Our authorized share capital consists of 15,000,000 ordinary shares, each with a par value of NIS 1.0 per share. All of our issued and outstanding ordinary shares are duly authorized, validly issued, fully paid and non-assessable.

        The rights attached to the ordinary shares are as follows:

        Dividend and Liquidation Rights. The holders of our ordinary shares are entitled to their proportionate share of any cash dividend, share dividend or dividend in kind subsequently declared with respect to our ordinary shares. Dividends are paid to the holders of ordinary shares proportionate to the amounts that were paid up or were treated as having been paid up on the par value of the shares that they hold. Under the Israeli Companies Law a company may effect a distribution out of its profits (as defined by the Israeli Companies Law) provided that there is no reasonable concern that such distribution might deprive the company of its ability to meet its existing and anticipated liabilities as they become due. “Profits” are defined in the Israeli Companies Law as the balance of surpluses, or the surpluses accumulated over the past two years, whichever is the greater, in accordance with the latest adjusted financial statements, audited or reviewed, prepared by the company, provided that the date in respect of which the statements were prepared is no earlier than six months prior to the date of distribution. “Surplus” means sums included in a company’s shareholders’ equity originating from the net profit of the company, as determined according to generally accepted accounting principles, and sums other than share capital or premiums that are included in shareholders’ equity under generally accepted accounting principles and the Minister of Justice prescribed that they are to be considered surplus.

        A company that does not have profits (within the meaning of the Israeli Companies Law) and wishes to make a distribution must obtain court permission, which will be granted if the court is convinced that there is no reasonable concern that such distribution might deprive the company of its ability to meet its existing and anticipated liabilities as they become due.

        Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution.

        In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares proportionate to the amounts that were paid up or were treated as having been paid up on the par value of the shares that they hold.

        Voting Rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

        The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy or by written ballot who hold or represent, in the aggregate, at least one third of the voting rights of the company. A meeting adjourned for lack of a quorum shall be adjourned to the same day in the following week at the same time and place or to any time and place as the board of directors designates in a notice to the shareholders. At the adjourned meeting, the required quorum consists of at least two shareholders present in person or by proxy or by written ballot.

        Under the Israeli Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution. Under the Israeli Companies Ordinance, a resolution for the voluntary winding up of the company requires approval by holders of 75% of the voting rights represented and voting at the general meeting.

        Pursuant to our articles of association, our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders. If directors have not been elected at the general meeting, the directors who were elected at the previous meeting will continue in office. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. For information regarding the election of outside directors, see Item 6C. “Directors and Senior Management –Board Practices – Outside and Independent Directors.”

        Rights to Share in our Company’s Profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See this Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Dividend and Liquidation Rights.”

        Rights to Share in Surplus in the Event of Liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares proportionate to the amounts that were paid up or were treated as having been paid up on the par value of the shares they hold. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

        Liability to capital calls by our company. Under our memorandum of association and the Israeli Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

        Limitations on any existing or prospective major shareholder. See Item 6C. “Directors and Senior Management –Board Practices – Approval of Related Party Transactions Under Israeli Law.”

Modification of Rights Attached to Shares

        The Israeli Companies Law provides that, unless otherwise provided by the articles of association, the rights of a particular class of shares may not be adversely modified without the approval of a separate class meeting of the affected class.

Annual and Special Meetings

        Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting. Depending on the matter to be voted upon, in general notice of at least 14 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. The chairman of the board of directors presides at each of our general meetings. If there is no chairman or he or she is absent from the meeting within 15 minutes from the time set for the meeting or if he or she refuses to take the chair at the meeting, the members that are present may elect one of the directors as chairman of the meeting or where no director is present or if all the directors who are present refuse to take the chair – one of the members present may be elected to chair the meeting. The chairman of the board of directors is not entitled to a vote at a general meeting in his or her capacity as chairman.

Limitations on the Rights to Own Our Ordinary Shares

        Neither our memorandum of association, our articles of association, nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that shares held by citizens of countries which are in a state of war with Israel will not confer any rights to their holders unless the Minister of Finance consents otherwise.

Anti-Takeover Provisions; Mergers and Acquisitions

        Tender Offer. A person wishing to acquire shares, or any class of shares, of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital, or a class of shares, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or the class of shares, as the case may be. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to determine that the consideration for the acquired shares is less than the shares’ fair value and that the acquiring party should pay the shares’ fair value. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, or of the relevant class of shares, as the case may be, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would own over 90% of the company’s issued and outstanding share capital, or of the relevant class of shares.

        The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of a “control block.” Under the Israeli Companies Law shares conferring 25% or more of the voting rights in the company constitute a “control block.” The requirement for a tender offer does not apply if there is already another holder of a control block. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the acquirer would hold more than 45% of the voting rights in the company, unless there is another person holding more than 45% of the voting rights in the company. These requirements do not apply if:

—	the acquisition was made in a private placement the object of which was to confer to the acquiring party a “control block” where there is no holder of a “control block,” or to confer to the acquiring party 45% of the voting rights in the company where there is no holder of 45% of the voting rights in the company, and the private placement received the general meeting’s approval; or

—	the acquisition was from the holder of a "control block" and resulted in a person becoming the holder of a "control block;" or

—	the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in a person becoming a holder of more than 45% of the voting rights in the company.

        Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, except under certain circumstances specified below, by the majority of each party’s shares voted on the proposed merger at a shareholders meeting convened upon prior notice of at least 35 days (which may be shortened to 14 days in certain circumstances). A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

        Under the Israeli Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of the shares present and voting, in person or by proxy or by written ballot, at the general meeting convened to approve the transaction. If one of the merging companies, or a shareholder that holds 25% or more of the means of control of one of the merging companies, or a 25% shareholder, holds shares of the other merging company, then a dissenting vote of holders of the majority of the shares of the other merging company present and voting, excluding shares held by the merging company or a 25% shareholder thereof, or by anyone acting on behalf of either of them, their relatives and corporations controlled thereby, is sufficient to reject the merger transaction. Means of control are defined as any of the following: (i) the right to vote at a general meeting of a company; and (ii) the right to appoint a director of a company. If the transaction would have been approved but for the exclusion of the votes as previously indicated, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of the company. The court will not approve a merger unless it is convinced that the merger is fair and reasonable, taking into account the values of the merging companies and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merged company. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

—	Notwithstanding the foregoing, a merger is not subject to the approval of the shareholders of the target company if the target company is a wholly-owned subsidiary of the surviving company. A merger is not subject to the approval of the shareholders of the surviving company if:

—	the merger does not require the alteration of the memorandum or articles of association of the surviving company;

—	the acquiring company would not issue more than 20% of the voting rights thereof to the shareholders of the target company in the course of the merger and no person will become, as a result of the merger, a controlling shareholder of the surviving company, on a fully diluted basis;

—	neither the target company, nor any shareholder that holds 25% of the means of control of the target company is a shareholder of the surviving company; and

—	there is no person that holds 25% or more of the means of control in both companies.

Disclosure of Shareholders Ownership

        The Israeli Securities Law, 5728-1968 and regulations promulgated thereunder contain various provisions regarding the ownership threshold above which shareholders must disclose their share ownership. However, these provisions do not apply to companies, such as ours, whose shares are publicly traded in Israel as well on the NASDAQ Global Market. We are required pursuant to the Israeli Securities Law and the regulations promulgated thereunder to submit to the Israeli Companies Registrar, the Israeli Securities Authority and the Tel Aviv Stock Exchange, among other things, all information that we receive from our shareholders regarding their shareholdings in our company, provided that such information was published or is required to be published under applicable foreign law.

Changes in Our Capital

        Changes in our capital are subject to the approval of the shareholders at a general meeting by a simple majority of the votes of shareholders participating and voting in the general meeting.

C.	MATERIAL CONTRACTS

        While we have numerous contracts with customers and distributors we do not deem any such individual contract to be material.

D.	EXCHANGE CONTROLS

        The Israeli Currency Control Law, 5738-1978 provides that transactions in foreign currencies, and transactions with foreign residents, require a permit. Since 1998, when a new “general permit” was issued under the law, there are no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions.

E.	TAXATION

        The following is a discussion of Israeli and United States tax consequences material to our shareholders. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

        Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

ISRAELI TAX CONSIDERATIONS

        The following is a general discussion only and is not exhaustive of all possible tax considerations. It is not intended, and should not be construed, as legal or professional tax advice and should not be relied upon for tax planning purposes. In addition, this discussion does not address all of the tax consequences that may be relevant to purchasers of our ordinary shares in light of their particular circumstances, or certain types of purchasers of our ordinary shares subject to special tax treatment. Examples of these kinds of purchasers include residents of Israel and traders in securities who are subject to special tax regimes not covered in this discussion. Each individual/entity should consult its own tax or legal advisor as to the Israeli tax consequences of the purchase, ownership and disposition of our ordinary shares.

        To the extent that part of the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure that the tax authorities or the courts will accept the views expressed in this section.

        The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to holders of our ordinary shares.

General Corporate Tax Structure

        Israeli companies were subject to corporate tax at the rate of 29% on taxable income for the year 2007 and were subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. The applicable corporate tax for 2008 is 27%; for 2009, the applicable rate will be 26%, and for 2010 and thereafter, it will be 25%. However, the effective tax rate payable by a company that derives income from a benefited enterprise as further discussed below may be lower.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

        Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, Industrial Companies (as defined below) are entitled to the following tax benefits:

—	amortization of the expenses incurred in the purchase of know-how and patents, over an eight-year period;

—	expenses related to a public offering are deductible over a three-year period;

—	the right to file, under specified conditions, a consolidated tax return with other Israeli Industrial Companies under the same control that engage in the same economic sector; and

—	accelerated depreciation rates on equipment and buildings.

        Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

        We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

        The Law for the Encouragement of Capital Investment, 1959, or the Investment Law, provides that certain capital investments in production facilities that contribute to the economic independence of the Israeli economy and are deemed competitive facilities that contribute to the Israeli gross domestic product may, subject to the conditions specified in the law, be entitled to the status of an “Approved Enterprise.” A company having an Approved Enterprise is entitled to certain benefits, including Israeli Government cash grants and tax benefits.

        The Investment Law specifies certain conditions that an Approved Enterprise has to comply with, including compliance with the definition of an “Industrial Enterprise” as detailed in the Investment Law and minimum capital investments. In addition, for the status of an Approved Enterprise an entity must comply with at least one of the following conditions during the period of entitlement in order to enjoy the benefits:

—	that the Approved Enterprise engage primarily in biotechnology or nanotechnology and receive the prior approval of the Chairman of the Industrial Research and Technology Administration confirming this; or

—	that the Approved Enterprise's revenues from any single country do not exceed 75% of the Approved Enterprise's total revenues; or

—	that 25% of the Approved Enterprise’s revenues during the benefits period derive from sales within a single country with a population of at least 12 million.

        An Approved Enterprise that complies with one of the foregoing conditions and other terms specified in the Investment Law is a “Benefited Enterprise.” A Benefited Enterprise is entitled to accelerated depreciation for its manufacturing assets. In addition, a Benefited Enterprise is entitled to full exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% on undistributed income for the remainder of the benefits period. The duration of the remainder of the benefits period varies, depending on the level of Foreign Investment in the enterprise in each year, and the location of the enterprise. The scope of the reduction in the corporate tax rate is also dependant on the level of Foreign Investment in the enterprise. Foreign Investment is determined pursuant to the percentage of a company’s share capital (conferring rights to profits, voting and appointment of directors) and shareholders loans owned by non-Israeli residents. The minimum amount constituting a Foreign Investment for purposes of the Law is NIS 5.0 million. A Benefited Enterprise located in Development Zone A, where we established a development center in November 2006, is exempt from corporate tax on undistributed income for 10 years. A Benefited Enterprise located in Development Zone B is exempt from corporate tax on undistributed income for six years, and subject to a reduced corporate tax rate of 25% in the seventh year. A Benefited Enterprise located in an area other than Zone A or B is exempt from corporate tax on undistributed income for two years and subject to a reduced corporate tax rate of 25% in the following four years. However, if the enterprise has a Foreign Investment of 25% or more it will enjoy a reduced corporate tax rate during the four years following the six years of full exemption if located in Zone B, or if located in an area other than Zone A or B it will enjoy a reduced corporate tax rate during the eight years following the two years of full exemption. The reduced corporate tax rate would be 25%, unless the enterprise has a Foreign Investment of 49% or more. If the Foreign Investment is 49% or more but less than 74%, the reduced corporate tax rate would be 20%, if the Foreign Investment is 74% or more but less than 90% the reduced corporate tax rate would be 15%, and if the Foreign Investment is 90% or more the reduced corporate tax rate would be 10%. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year.

        If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, a portion of its income that is equivalent to the amount distributed as dividends will be subject to corporate tax. Dividends paid to shareholders out of income derived from the Benefited Enterprise are subject to income tax at a reduced rate of 15% subject to the relevant tax treaty as detailed below.

        A Benefited Enterprise located in Zone A is entitled to substitute the full exemption from corporate tax on undistributed income by a reduced corporate tax rate of 11.5%. In this case it would not be subject to additional corporate tax in case of dividend distributions, dividends distributed from the income of the Benefited Enterprise to Israeli residents will be subject to 15% income tax, and dividends distributed from the income of the Benefited Enterprise to non-Israeli residents will be subject to 4% income tax.

        The period of benefits may in no event exceed 14 years from the year the company chooses as the year of election, within the meaning of the Investment Law, for the Benefited Enterprise. The reduced income tax on dividends distributed out of income derived from a Benefited Enterprise is applicable only if the dividends are distributed within 12 years after the benefits period. Dividends distributed by an enterprise that has a Foreign Investment of 25% or more are not subject to the 12-year limitation.

        If a company has more than one Approved Enterprise or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise does not enjoy tax benefits.

        In June 2006, we received a pre-ruling from the Israeli Tax Authority confirming that a development center which we established in November 2006 in the industrial zone of Ashkelon, Israel will be regarded a Benefited Enterprise. Benefited Enterprises located in this area, which is qualified as Zone A, may elect between a full exemption from corporate tax on undistributed profits or a reduced corporate tax of 11.5%. We have elected the full exemption option, which will apply to taxable income attributable to the Benefited Enterprise. In addition, we have retained earnings in the amount of $355,000 from an investment that was recognized as an Approved Enterprise and whose benefit period terminated in 1997, and retained earnings of approximately $2.9 million from an investment that was recognized as a Benefited Enterprise and whose benefit period will terminate in 2015. If these earnings were distributed as a dividend by the company, they would be subject to 25% corporate tax (or 33.33% under certain conditions), in addition to the income tax that will apply with respect to the dividend income paid to our shareholders.

        The benefits available to our Benefited Enterprise are conditional upon our fulfilling certain conditions stipulated in the Investment Law and its regulations and the terms of the pre-ruling that we received from the Israeli Tax Authority. The pre-ruling that we received is subject to several conditions which include, among other things, that we remain controlled and managed from Israel throughout the benefit period and that we not change our line of business or business model, or significantly reduce the volume of our production or variety of our products. In addition, under the pre-ruling, during the benefit period, a certain percentage of our employees who are engaged in core research and development must be located in Israel, a certain percentage of our employees who are engaged in quality control must be located in Israel and no fewer than 12 of the employees engaged in core research and development must be recruited and employed in Israel. If we were to violate one or more of these conditions we could be required to pay the monetary equivalent of the tax benefits, linked to the Israeli consumer price index, plus interest and penalties. As of the date of this annual report, we were in compliance with all applicable conditions.

Special Provisions Relating to Taxation under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, was enacted for the purpose of overcoming issues arising from a traditional tax system in an economy undergoing rapid inflation. The Inflationary Adjustments Law was applicable for our company until 2006. Commencing 2007 (for the company) and 2008 (for the Israeli subsidiaries), we are taxed under the Dollar Regulations described below.

        Pursuant to the Inflationary Adjustments Law, results for tax purposes are measured in real terms, based on changes in the Israeli Consumer Price Index. The Inflationary Adjustments Law is highly complex. The features that are material to us can be described as follows:

—	when the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds its assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index;

—	if the cost of the company’s assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income; and

—	subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.

        The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination. The Minister of Finance has determined that the provisions of the Inflationary Adjustments Law regarding adjustments of inventory and adjustments of advances from client and to suppliers shall not apply with respect to the 2007 fiscal year.

        The Israeli tax ordinance and regulations promulgated thereunder allow “Foreign-Invested Companies,” (as defined in the Investments Law) that maintain their accounts in U.S. dollars in compliance with regulations published by the Israeli Minister of Finance (the Dollar Regulations), to base their tax returns on their operating results as reflected in their U.S. dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli consumer price index, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company (i) more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors are held by persons who are not residents of Israel; and (ii) more than 25% of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the U.S. dollar exchange rate cannot change such election for a period of three years following the election. We qualify as a “Foreign Investment Company” within the meaning of the Inflationary Adjustments Law and have elected to measure our results for tax purposes in the years 2007-2010 based on the U.S. dollar exchange rate.

        On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008, which we refer to as the Inflationary Adjustments Amendment. In accordance with the Inflationary Adjustments Amendment, the effective period of the Inflationary Adjustments Law will cease at the end of the 2007 tax year and as of the 2008 tax year the provisions of the law shall no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations. In accordance with the Inflationary Adjustments Amendment, commencing the 2008 tax year, income for tax purposes will no longer be adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses will no longer be linked to the Israeli consumer price index. However, the provisions regarding Foreign-Invested Companies remain in force.

Taxation of our Shareholders

        Taxation of Non-Israeli Shareholders on Receipt of Dividends. According to Israeli tax law, non-Israeli residents are subject to income tax on income accrued or derived from sources in Israel. Dividends distributed by a company resident in Israel are deemed income accrued or derived from sources in Israel.

        Unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence, dividends from income attributed to our “Approved Enterprise” will be subject to income tax in Israel at the rate of 15%, and dividends from income which is not attributed to an “Approved Enterprise” will be subject to income tax in Israel at the rate of 20%, except for dividend distributed to “a substantial shareholder” which will be subject to tax at the rate of 25%. A “substantial shareholder” is a shareholder holding, either directly or indirectly, alone or together with another, at least 10% of any means of control in a company. The term “together with another” means together with a relative, or together with someone who is not a relative with whom the individual, either directly or indirectly, usually cooperates, pursuant to an agreement, with respect to the material affairs of the company. The relevant holdings for the purpose of determining whether a shareholder is a substantial shareholder are the shareholder’s holdings at the time of the distribution and at any time during the 12 months preceding the distribution. These taxes will be withheld at source from the amounts distributed as dividends. The withholding tax from dividends derived from traded securities by a “substantial shareholders” is limited to 20%.

        A non-resident of Israel who receives dividends from which tax was withheld at source is generally exempt from the duty to file returns in Israel in respect of such income, provided that the dividends were not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel.

        Under the Convention between the U.S. Government and the Government of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, the maximum rate of tax chargeable in Israel on dividends paid to a U.S. resident, within the meaning of the U.S.-Israel Tax Treaty, is 25%. Furthermore, the maximum rate of tax chargeable on dividends that are paid to a U.S. corporation holding at least 10% of the outstanding shares of the voting stock of the paying company during the part of the tax year of the paying company that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of the paying company’s gross income consists of interest or dividends (other than dividends or interest received from subsidiary corporations, 50% or more of the outstanding shares of the voting shares of which are owned by the paying company at the time such dividends or interest is received). These provisions of the U.S.-Israel Tax Treaty will not apply to dividends constituting industrial or commercial profits attributable to a permanent establishment which the recipient has in Israel, that are subject to the specific provisions of the treaty relating to industrial or commercial profits.

        Investors should consult their own tax advisors to determine if they are eligible for benefits under the U.S. Israel Tax Treaty.

        Capital Gains Taxes Applicable to Non-Israeli Shareholders. In general, Israel imposes a capital gains tax on the sale of capital assets located in Israel, including shares of Israeli resident companies, by both Israeli and non-Israeli resident shareholders, unless a specific exemption is available, or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.

        Shareholders that are not Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares that are traded on an Israeli stock exchange, unless such gains are derived from a permanent establishment of such shareholders in Israel, and provided that the shares were purchased after the listing of the shares on the stock exchange. Our shares have been traded on the TASE since 1993. Therefore, the exemption will apply to capital gains derived by eligible non-Israeli residents.

        Non-Israeli residents are also exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer’s initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel, and that such shareholders are not subject to the Inflationary Adjustments Law or the Income Tax Ordinance’s provisions concerning bookkeeping in a foreign currency.

        However, a non-Israeli corporation will not be entitled to the foregoing exemptions if (i) it is controlled by Israeli residents; or (ii) Israeli residents are the beneficiaries of or entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In certain instances where our non-Israeli shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

        In addition, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset will be also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty, unless (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition; or (ii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the shareholder located in Israel; or (iii) an individual shareholder is present in Israel for a period or periods aggregating 183 days or more during the taxable year. In such case the U.S. resident would be subject to Israeli capital gain tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitation in U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following discussion summarizes the material U.S. federal income tax considerations applicable to the purchase, ownership and disposition of our ordinary shares. Unless otherwise stated, this summary deals only with shareholders that are U.S. Holders (as defined below) who hold their ordinary shares as capital assets.

        As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who is:

—	an individual citizen or resident of the United States or an individual treated as a U.S. citizen or resident for U.S. federal income tax purposes;

—	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;

—	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

—	any trust if (A)(i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (B) such trust validly elects to be treated as a United States person.

        The term “Non-U.S. Holder” means a beneficial owner of an ordinary share that is an individual, corporation, estate or trust and is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder are discussed below.

        This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the US-Israel Tax Treaty, each as in effect as of the date of this Annual Report. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

—	insurance companies;

—	dealers in stocks, securities or currencies;

—	financial institutions and financial services entities;

—	real estate investment trusts;

—	regulated investment companies;

—	persons that receive ordinary shares in connection with the performance of services;

—	tax-exempt organizations;

—	persons that hold ordinary shares as part of a straddle or appreciated financial position or as part of a hedging, conversion or other integrated instrument;

—	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as consideration for their services;

—	individual retirement and other tax-deferred accounts;

—	expatriates of the United States and certain former long-term residents of the United States;

—	persons liable for the alternative minimum tax;

—	persons having a "functional currency" other than the U.S. dollar; and

—	direct, indirect or constructive owners of 10% or more, by voting power or value, of our company.

        If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax own advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

        This discussion does not consider the possible application of U.S. federal gift or estate tax or alternative minimum tax.

        All investors are urged to consult their own tax advisors as to the particular tax consequences to them of an investment in our ordinary shares, including the effect and applicability of United States federal, state, local and foreign income and other tax laws (including estate and gift tax laws) and tax treaties.

Distributions Paid on the Ordinary Shares

        Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in his or her gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations.

        Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day will have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

        Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15%. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15% rate provided that we are not a passive foreign investment company (as described below) for U.S. tax purposes and that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “U.S.-Israel Tax Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the U.S.-Israel Tax Treaty and that the ordinary shares currently will be readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

        Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States, in which case a corporate Non-U.S. Holder may also be subject to the U.S. branch profits tax.

Foreign Tax Credit

        Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit limitation purposes. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividend that we distribute generally will constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each investor who is a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the ordinary shares would be foreign source income and whether and to what extent that investor would be entitled to a foreign tax credit.

Disposition of Ordinary Shares

        Upon the sale or other disposition of ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

        Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the sale or disposition, the ordinary shares were held for more than one year. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the U.S.-Israel Tax Treaty on the source of income.

        Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

—	that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and, if a tax treaty applies, is attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States; or

—	in the case of any gain realized by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

Passive Foreign Investment Company Considerations

        Special U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company. A non-U.S. corporation will be considered a passive foreign investment company for any taxable year in which, after applying certain look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income. For this purpose, passive income includes generally dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.

        If we were classified as a passive foreign investment company, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal tax rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses. In addition, holders of stock in a passive foreign investment company may not receive a “step-up” in basis on shares acquired from a decedent. If we are a passive foreign investment company in any year, a U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on the disposition of ordinary shares.

        Based on our current and projected income, assets and activities, we do not believe that we will be a passive foreign investment company for our current taxable year. However, because the determination of whether we are a passive foreign investment company is based upon the composition of our income and assets from time to time, we cannot be certain that we will not be considered a passive foreign investment company for the current taxable year or any future taxable year.

        The passive foreign investment company tax consequences described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund, or QEF. If a U.S. Holder makes a timely QEF election, the U.S. Holder would be required to include in income for each taxable year its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to the U.S. Holder. However, a U.S. Holder would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements. We will determine whether or not we are willing to provide U.S. Holders with the information needed to report income and gain under a QEF election should we become a passive foreign investment company.

        As an alternative to making a QEF election, a U.S. Holder of passive foreign investment company stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark to market election is made, is generally treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in its income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a passive foreign investment company, will be capital gain or loss. The mark-to-market election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a passive foreign investment company that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national securities exchange that is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that The NASDAQ Global Market will constitute a qualified exchange or other market for this purpose. However, we can not be certain that our ordinary shares will continue to trade on The NASDAQ Global Market or that the ordinary shares will be regularly traded for this purpose.

        The rules applicable to owning shares of a passive foreign investment company are complex, and each holder who is a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a passive foreign investment company.

Information Reporting and Backup Withholding

        Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

        Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

        Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

        An individual U.S. Holder of ordinary shares will generally be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F.	DIVIDEND AND PAYING AGENTS

      Not applicable.

G.	STATEMENT BY EXPERTS

      Not applicable.

H.	DOCUMENTS ON DISPLAY

        We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

        As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we distribute to our shareholders an annual report containing financial statements that have been audited by an independent registered public accounting firm, and we file reports with the Securities and Exchange Commission on Form 6-K containing unaudited condensed interim financial information for the first three quarters of each fiscal year.

        This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website http://www.starlims.com. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission’s website at http://www.sec.gov, and may obtain copies of our filings from the public reference room by calling 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 001-33487.

        The documents concerning our company referred to in this annual report may also be inspected at our offices located at 32B Habarzel Street, Tel Aviv 69710, Israel.

I.	SUBSIDIARY INFORMATION

      Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

        We do not believe that we have any material exposure to interest rate risk other than sensitivity to prevailing interest rates that may affect income from our cash deposits, commercial paper and marketable securities.

Foreign Currency Exchange Risk

        We operate in the United States, Canada, Israel, Hong Kong and the United Kingdom. As a result our financial results, which are reported in U.S. dollars, could be affected by factors such as changes in foreign currency. In 2007, approximately 17% of our expenses were paid in Canadian dollars, primarily salary and salary-related expenses of our staff at STARLIMS Canada, which we acquired in January 2006. Therefore, the U.S. dollar cost of our operations in Canada is influenced by the exchange rate between the U.S. dollar and the Canadian dollar. If the U.S.-dollar cost of our operations in Canada increases, our U.S.-dollar-measured results of operations will be adversely affected. During 2007, the Canadian dollar appreciated against the U.S. dollar by approximately 18%. We cannot assure you that we will not be adversely affected in the future if the Canadian dollar continues to appreciate against the U.S. dollar.

        In addition, approximately 35% of our marketable securities ($1.1 million, as of December 31, 2007) are NIS-denominated bonds. Consequently, our financial results are affected by fluctuations in the rates of exchange between the U.S. dollar and the NIS. In 2005, the NIS depreciated against the U.S. dollar by approximately 7%. As a result, in 2005, we recorded a foreign currency exchange loss of $102,000. In comparison, in 2006 and 2007, the NIS appreciated against the U.S. dollar by approximately 8% and 9%, respectively. As a result, in 2006 and 2007, we recorded a foreign currency exchange gain of $164,000 and $241,000, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        The effective date of our first registration statement, filed on Form F-1, under the Securities Act of 1933, as amended (No. 333-142605) relating to the initial public offering of our ordinary shares in the United States, was May 23, 2007. The offering commenced on May 23, 2007 and terminated after the sale of all the securities registered. The offering was managed by Oppenheimer & Co. and JMP Securities LLC.

        In the offering, we sold an aggregate of 2,226,300 ordinary shares (including over allotment option shares) for an aggregate offering price of approximately $30.1 million. The amount of underwriting discount paid by us in the offering was $2.1 million and the costs of the offering, not including the underwriting discount, were approximately $1.3 million.

        The net proceeds that we received as a result of the offering were approximately $27 million. As of December 31, 2007, all of our net proceeds were in cash and cash equivalents (primarily commercial paper). We intend to use such net proceeds for general corporate purposes, including working capital and capital expenditures. None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

      Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

        This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that each of Dov Kleiman and Martin Bandel, independent directors, qualifies as an audit committee financial expert as defined by rules of the Securities and Exchange Commission.

ITEM 16B.	CODE OF ETHICS

        We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. Our code of ethics is available on our website at http://www.starlims.com/company/STARLIMS_Ethics.htm. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Paid to Independent Public Accountants

        The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm. Since the listing of our ordinary shares on the NASDAQ Global Market in May 2007, all of such fees were pre-approved in advance by our Audit Committee.

	Year Ended December 31,
Services Rendered	2006	2007

Audit (1)	$75,000	$110,000
Audit-related	--	--
Tax (2)	70,000	113,000
Other (3)		186,000

Total	$145,000	$409,000

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent registered public accounting firm can reasonably provide.

(2)	Tax fees relate to services performed by tax experts of our independent registered public accounting firm and by the auditors of our foreign subsidiaries relating to tax compliance and advice.

(3)	Other fees in 2007 primarily relate to services provided in connection with our initial public offering in the United States in May 2007.

Pre-Approval Policies and Procedures

        Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Brightman Almagor & Co., Certified Public Accountants, A Member Firm of Deloitte Touche Tohmatsu. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Committee, and also requires the audit committee to consider whether proposed services are compatible with the independence of the independent registered public accounting firm.

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

      Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

        Neither we nor any affiliated purchaser has purchased any of our securities during 2007.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements of STARLIMS Technologies Ltd.

ITEM 19.	EXHIBITS

      Index to Exhibits

Exhibit	Description

1.1	English Translation of Memorandum of Association of the Registrant (1)

1.2	English Translation of Articles of Association of the Registrant (2)

1.3	English Translation of Certificate of Name Change (3)

2.1	Specimen of Ordinary Share Certificate (4)

3.1	English Translation of Voting Agreement dated October 31, 1993 by and among Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman, as amended on December 21, 2005 (5)

4.1	English Translation of Management and Consulting Agreement dated November 1, 1993 with Sivanir (Management Services) 1992 Ltd. (6)

4.2	2001 Option Plan (7)

4.3	2005 Option Plan (8)

4.4	English Translation of 2006 Employee Option Plan (9)

4.5	2007 Restricted Stock Unit Plan

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu

(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1/A, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(2)	Filed as Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1/A, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(3)	Filed as Exhibit 3.3 to the Registrant’s Registration Statement on Form F-1, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(4)	Filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1/A, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(5)	Filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(6)	Filed as Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(7)	Filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(8)	Filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(9)	Filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

STARLIMS TECHNOLOGIES LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Brightman Almagor 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
STARLIMS Technologies Ltd.

We have audited the accompanying consolidated balance sheets of STARLIMS TechnologiesLtd. and its subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and other comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of STARLIMS TechnologiesLtd. and its subsidiaries as of December 31, 2006 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 30, 2008

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data and per share data)

		As of December 31,
	Note	2 0 0 6	2 0 0 7

ASSETS

Current Assets
Cash and cash equivalents		$2,539	$31,704
Restricted short-term deposits		196	195
Marketable securities - available-for-sale	4	2,334	1,012
Trade receivables (net of allowance
for doubtful accounts of $291 and $192, respectively)	5	8,966	9,215
Other current assets	6	949	1,667

Total current assets		14,984	43,793

Long-Term Assets
Marketable securities - held-to-maturity	4	1,435	2,206
Other long-term assets	7	859	564
Fixed assets, net	8	1,481	1,601
Goodwill	3	1,137	1,326
Other intangible assets, net	9	69	37

Total long-term assets		4,981	5,734

Total assets		$19,965	$49,527

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Trade accounts payable		$356	$201
Deferred revenues		1,821	2,276
Other current liabilities and accrued expenses	10	2,292	2,291

Total current liabilities		4,469	4,768

Long-Term Liabilities
Long-term deferred revenues		99	68
Accrued severance pay	11	32	52
Deferred taxes	16	1,396	841

Total long-term liabilities		1,527	961

Commitments and Contingencies	12

Shareholders' Equity	13
Ordinary shares, NIS 1.00 par value;
authorized 15,000,000 shares as of December 31, 2006 and 2007;
issued 7,764,869 and 9,991,169 shares as of December 31, 2006 and 2007 respectively; outstanding 6,490,500 and 8,724,675 shares as of December 31, 2006
and 2007, respectively		2,600	3,151
Additional paid-in capital		4,325	30,893
Accumulated other comprehensive income		104	260
Retained earnings		9,672	12,267
Treasury stock, at cost - 1,274,369 and 1,266,494 ordinary shares, respectively		(2,732)	(2,773)

Total shareholders' equity		13,969	43,798

Total liabilities and shareholders' equity		$19,965	$49,527

The accompanying notes form an integral part of the consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)

		Year Ended December 31,
	Note	2 0 0 5	2 0 0 6	2 0 0 7

Revenues	19
Software licensing		$9,645	$8,286	$10,656
Maintenance		2,169	2,841	3,241

Total product revenues		11,814	11,127	13,897
Services		4,400	8,638	9,878

Total revenues		16,214	19,765	23,775

Cost of revenues
Cost of products		120	31	374
Cost of services		3,306	5,557	8,095

Total cost of revenues		3,426	5,588	8,469

Gross profit		12,788	14,177	15,306

Operating expenses
Research and development		1,373	1,866	2,872
Selling and marketing		4,099	4,741	5,792
General and administrative		1,992	2,634	2,799

Total operating expenses		7,464	9,241	11,463

Operating income		5,324	4,936	3,843

Financial income, net	15	271	610	1,551

Income before income taxes		5,595	5,546	5,394

Income tax expense	16	1,969	1,762	885

Net income		$3,626	$3,784	$4,509

Basic earnings per share		$0.57	$0.59	$0.58

Weighted average number of ordinary shares used in computing basic
earnings per share	17	6,380,774	6,459,030	7,799,583

Diluted earnings per share		$0.56	$0.58	$0.57

Weighted average number of ordinary shares used in computing diluted
earnings per share	17	6,506,904	6,559,985	7,897,036

The accompanying notes form an integral part of the consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
AND OTHER COMPREHENSIVE INCOME
(U.S. dollars in thousands, except share data)

	Ordinary shares (*)
	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Treasury Stock, at cost	Total

Balance as of January 1, 2005	7,765	$2,600	$4,394	$169	$3,633	$(3,353)	$7,443
Comprehensive income:
Net income					3,626		3,626
Losses on marketable securities
available-for-sale, net of tax:
Realized gains included in net income				(107)			(107)
Unrealized losses				(50)			(50)

Total comprehensive income							3,469

Dividend declared					(1,389)		(1,389)
Exchange rate differences
attributable to dividend paid					18		18
Issuance of treasury stock
against exercise of options			(66)			121	55
Stock-based compensation			140				140

Balance as of December 31, 2005	7,765	2,600	4,468	12	5,888	(3,232)	9,736
Comprehensive income:
Net income					3,784		3,784
Translation adjustment of
financial statements of subsidiaries				(24)			(24)
Gains (losses) on marketable securities
available-for-sale, net of tax:
Realized gains included in net income				(103)			(103)
Unrealized gains				219			219

Total comprehensive income							3,876

Issuance of treasury stock
against exercise of options			(284)			500	216
Stock-based compensation			141				141

Balance as of December 31, 2006	7,765	2,600	4,325	104	9,672	(2,732)	13,969
Comprehensive income:
Net income					4,509		4,509
Translation adjustments of
financial statements of subsidiaries				232			232
Gains (losses) on marketable securities
available-for-sale, net of tax:
Realized gains included in net income				(90)			(90)
Unrealized gains				14			14

Total comprehensive income							4,665

Proceeds from issuance of shares, net	2,226	551	26,426				26,977
Dividend declared					(1,914)		(1,914)
Purchase of treasury stock						(93)	(93)
Issuance of treasury stock
against exercise of options			(35)			52	17
Stock-based compensation			177				177

Balance as of December 31, 2007	$9,991	$3,151	$30,893	$260	$12,267	$(2,773)	$43,798

(*)	Number of shares is presented in thousands.

The accompanying notes form an integral part of the consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended December 31,
	2 0 0 5	2 0 0 6	2 0 0 7

CASH FLOWS - OPERATING ACTIVITIES
Net income	$3,626	$3,784	$4,509
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	125	378	510
Stock-based compensation	140	141	177
Gains related to marketable securities	(117)	(192)	(326)
Capital loss on sale of fixed assets	-	-	8
Increase in accrued severance pay	7	-	20
Deferred income taxes	152	174	(732)
The effect of exchange rate changes	102	(164)	(241)
Changes in assets and liabilities:
Increase in trade receivables	(2,704)	(1,406)	(30)
Increase (decrease) in allowance for doubtful accounts	41	80	(99)
Decrease (increase) in other current assets	(140)	(460)	75
Increase (decrease) in trade accounts payable	79	(15)	(182)
Increase in deferred revenues	580	408	395
Increase (decrease) in other current liabilities	1,276	(587)	47

Net cash provided by operating activities	3,167	2,141	4,131

CASH FLOWS - INVESTING ACTIVITIES
Investments in available-for-sale marketable securities	(1,857)	(1,982)	(740)
Proceeds from sale of available-for-sale marketable securities	1,570	2,380	1,563
Investment in held-to-maturity marketable securities	(25)	-	(1,706)
Proceeds from redemption of held-to-maturity securities	-	-	1,685
Investments in deposits, net	(60)	(235)	(101)
Loans to employees, net	(100)	(164)	(64)
Purchase of fixed assets	(265)	(640)	(523)
Proceeds from sale of fixed assets	-	-	10
Acquisition of subsidiary, net of cash acquired, and business operation (A)	-	(1,049)	-

Net cash provided by (used in) investing activities	(737)	(1,690)	124

CASH FLOWS - FINANCING ACTIVITIES
Proceeds from issuance of shares, net of issuance costs	-	-	26,785
Deferred share issuance costs	-	(133)	-
Proceeds from sale of treasury stock against exercise of options	55	216	17
Dividends paid	(1,456)	(1,389)	(1,914)
Purchase of treasury stock by the Company	-	-	(93)

Net cash provided by (used in) financing activities	(1,401)	(1,306)	24,795

THE EFFECT OF EXCHANGE RATE
CHANGES ON CASH AND CASH EQUIVALENTS	(54)	(3)	115

Increase (decrease) in cash and cash equivalents	975	(858)	29,165
Cash and cash equivalents at the beginning of the year	2,422	3,397	2,539

Cash and cash equivalents at the end of the year	$3,397	$2,539	$31,704

The accompanying notes form an integral part of the consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)
(U.S. dollars in thousands)

	Year Ended December 31,
	2 0 0 5	2 0 0 6	2 0 0 7

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES

Cash paid during the year for income taxes	$951	$1,439	$1,995

APPENDIX A - ACQUISITION OF SUBSIDIARY AND BUSINESS OPERATION

	Year Ended December 31,
	2 0 0 5	2 0 0 6	2 0 0 7

Current assets (excluding cash and cash equivalents)	$-	$(844)	$-
Fixed assets, net	-	(120)	-
Current liabilities	-	1,164	-
Goodwill and other intangible assets	-	(1,249)	-

	$-	$(1,049)	$-

The accompanying notes form an integral part of the consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 1 – DESCRIPTION OF BUSINESS AND GENERAL

STARLIMSTechnologiesLtd. (the “Company”), an Israeli corporation whose shares are traded on the Tel-Aviv Stock Exchange and NASDAQ, separately and together with its subsidiaries (the “Group”), develops, markets and sells configurable off-the-shelf laboratory information management system (“LIMS”) software solutions trade-named “STARLIMS.”

STARLIMS manages the collection, processing, storage, retrieval and analysis of information generated in laboratories. The STARLIMS software improves the reliability of sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is installed in numerous laboratories in many countries around the world. The configurable nature of the software allows the Group to offer solutions to customers in a wide range of industries and in multiple disciplines, primarily quality assurance and control, testing and monitoring, and research and development. The primary users of STARLIMS are government, manufacturing and life sciences organizations. The Group generates the majority of its revenues from customers based in North America.

As of December 31, 2007, the Group consists of the following foreign wholly-owned subsidiaries:

—	STARLIMS Corp. is incorporated in the U.S. and based in the State of Florida. This subsidiary sells directly to customers in the U.S. and is engaged with distributors in many countries.

—	STARLIMS Canada is incorporated in Canada and based in Montreal. This subsidiary mainly provides professional services on behalf of STARLIMS Corp. to customers in the life sciences, and also manages direct sales in Canada.

—	STARLIMS Asia Pacific which was established in July 2006 is incorporated and based in Hong Kong. This subsidiary manages the Group’s sales in Asia.

—	STARLIMS Europe which was established in July 2006 is incorporated in England and based in London. This subsidiary is responsible for the Group’s sales in Europe.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

B.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned by the Company. Inter-company balances and transactions have been eliminated. As for goodwill and other intangible assets as a result of business combinations, see Note 3.

C.	Functional Currency and Financial Statements in U.S. Dollars

The reporting currency of the Group is the U.S. dollar. The majority of the Group’s revenues are generated in U.S. dollars (“U.S. dollars”, or “$”) or linked to the U.S. dollar. In addition, a substantial portion of the Group’s costs are incurred in U.S. dollars. The Company’s management determined that the U.S. dollar is the primary currency of the economic environment in which the Group operates. The functional currency of the Company and its Israeli subsidiaries is the U.S. dollar. The functional currency of each of the Company’s non-Israeli subsidiaries is the respective local currency.

Transactions in currencies other than each Group-entity’s functional currency are translated into the respective functional currency based on the currency exchange rates at the date of the transaction, in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All gains and losses from translation of monetary balance sheet items and transactions denominated in currencies other than the functional currency are recorded in the statements of income as financial income, net as they arise. Financial income, net in 2005, 2006 and 2007 include net foreign currency transaction gains (losses) of $(102), $164 and $241, respectively.

The financial statements of STARLIMS Canada, STARLIMS Asia Pacific and STARLIMS Europe, whose functional currency is other than the U.S. dollar, are translated into U.S. dollars prior to their inclusion in the consolidated financial statements, in accordance with the provisions of SFAS 52, as follows: assets and liabilities are translated using the year-end exchange rates; statements of income transactions are translated at the date of the transaction using the current exchange rates. Translation adjustments gains (losses) for 2005, 2006 and 2007 in the amount of $0, $(24) and $232, respectively, are presented in shareholders’ equity as “Accumulated Other Comprehensive Income”(“OCI”).

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

E.	Cash and Cash Equivalents

The Group considers as cash equivalents all highly liquid investments, which include high rated short-term commercial papers and short-term bank deposits with an original maturity date of three months or less that are not restricted as to withdrawal or use.

F.	Marketable Securities

The Group accounts for investments in marketable securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities” as follows:

(1)	Marketable securities available-for-sale – Investments in marketable securities which are not classified as held-to-maturity securities, are classified as available-for-sale securities. Marketable securities available-for-sale includes debt and equity securities and are measured at their fair value as of the balance sheet date. Gains (losses) derived from fair value adjustments, net of tax, are presented in shareholders’ equity under OCI. Upon realization of these securities, gains (losses) presented in the OCI are classified to financial income, net. Costs attributable to realized securities and amounts reclassified out of OCI are determined based on the specific identification method.

(2)	Marketable securities held-to-maturity – Investments in marketable securities, when the Group has the positive intent and ability to hold until maturity, are classified as held-to-maturity securities. Such investments are presented at amortized cost with the addition of interest accrued to balance sheet date (such interest represents the computed yield on cost from acquisition to maturity). Interest and amortization of premium related to these securities are included in financial income, net.

In debt securities transferred into the held-to-maturity category from the available-for-sale category, following management’s determination and ability to hold these securities until maturity, the unrealized holding gain or loss at the date of the transfer continues to be reported in the OCI, and is amortized over the remaining life of the security as an adjustment of yield in a manner consistent with the amortization of the premium.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined as a percentage of the balance of the trade receivables based on management estimates and past experience. When and if there is specific evidence based on which, in management’s estimation, collectibility is not assured, the allowance for doubtful accounts is computed on the specific identification basis.

H.	Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated based on the straight-line method, over the estimated economic useful lives of the assets, as follows:

Years

Long-term land lease and buildings	25
Computers and peripheral equipment	Mainly 3
Office furniture and equipment (mainly 7 years)	5, 7

Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease or the estimated useful life of the improvements.

I.	Other Intangible Assets

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with FASB No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).

Other intangible assets, comprised of backlog acquired and distribution rights that are not deemed to have indefinite lives, are amortized on a straight-line method over a period of one and three years, respectively.

J.	Impairment of long-lived assets

Impairment examinations and recognition are performed and determined based on the provisions of FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires that long-lived assets and certain identifiable assets held for use be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is determined by a comparison of the carrying amount of the asset and the amount of undiscounted future net cash flows to be generated by the asset. In the event that an asset is considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the asset exceeds its estimated fair value. During 2005, 2006 and 2007, no impairment losses have been identified.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Goodwill

Goodwill resulting from business combinations accounted for under the purchase method.

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. Under SFAS 142, goodwill is not amortized to earnings, but rather is subject to periodic testing for impairment, at the reporting unit level, at least annually or more frequently if certain events or indicators of impairment occur. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.

Measurement of an impairment loss is an estimate, performed based on the following: If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The Group uses the discounted cash flow method to determine the fair value of the reporting unit. During 2005, 2006 and 2007, no impairment losses have been identified.

L.	Provision for Warranty

The Group generally provides limited product and services related warranties for a period up to one year, pursuant to which the Group generally warrants that all licensed products will perform their stated functions substantially error free and uninterrupted. The Group also warrants that the software does not include or contain any disabling hardware device, code, design, or routine that causes the software to be erased or become inoperable. Accruals for known matters are recorded if a loss is probable and can be reasonably estimated. Accruals for estimated incurred unidentified matters are recorded based on management’s estimate and past experience. Based on historical experience, accruals for the periods presented were not recorded due to immateriality.

M.	Accrued Severance Pay

The liability for severance pay benefits to Israeli employees, which according to Israeli Law is not contingent on future service, is accounted for based on the provisions of EITF 88-1 “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan”. According to this guidance, the obligation is recorded as if it was payable at each balance sheet date (the so called “shut-down method”). The obligation is generally based upon length of service and the employee’s last monthly salary and is recognized on an undiscounted basis. See also Note 11A.

Amounts contributedwith respect to the Group’s non-Israeli employees, all of which are under defined contribution plans, are accounted for in accordance with the provisions of FASB Statement No. 87 “Employers’ Accounting for Pensions”. Said contributions are expensed as incurred.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

N.	Income Taxes

(1)	The Group accounts for income taxes in accordance with FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”) and interpretation related thereto, that is FIN 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”).

(2)	Deferred income taxes are determined by the asset and liability method based on the estimated future tax effects attributable to temporary differences between income tax bases of assets and liabilities and their reported amounts in the financial statements, and to carryforwards for tax losses and deductions. Deferred tax balances are computed using the enacted tax rates to be in effect at the time when these differences are expected to reverse, as they are known at the balance sheet date.

Deferred tax assets and liabilities are classified as current or non-current according to the classification of the respective asset or liability, or the expected reversal date of the specific temporary difference, if not related to a specific asset or liability.

Valuation allowances in respect of deferred tax assets are established when it is more likely than not that all or a portion of the deferred income tax assets will not be realized.

(3)	Tax positions taken or expected to be taken are accounted for in accordance with the provisions of FIN 48. The term tax position refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. A tax position can result in a permanent reduction of income tax payable, a deferral of income taxes otherwise currently payable to future years, or a change in the expected realizability of deferred tax assets.

The financial statements effects of a tax position is initially recorded when it is more-likely-than-not, based on the technical merits, the facts ,circumstances and information available as of the balance sheet date, that the position will be sustained upon examination by the relevant taxing position. Management evaluates each tax position without consideration of the possibility of offset or aggregation with other positions.

A tax position that meets the more-likely-than-not threshold measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. A previously recognized tax position is derecognized in the first period in which it is no longer more-likely-than-not that the tax position would be sustained upon examination by an appropriate taxing authority.

Interest paid or to be paid on an underpayment of income taxes is included in income tax expense. Penalties are provided for when a tax position does not meet the minimum statutory threshold to avoid payment of penalties, and are included in income tax expense.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

N.	Income Taxes (cont.)

(4)	Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in determining deferred income taxes, as it is the Company’s policy to hold these investments for long-term rather than realizing them in the foreseeable future.

O.	Derivative Financial Instruments

The Group, from time to time, enters into foreign exchange transactions, mainly traded options. The results of these transactions, which do not qualify for hedge accounting, are reflected in the statements of income in financial income, net. Gains from said transactions for each of the years ended December 31, 2005, 2006 and 2007 were determined based on fair value, and amounted to $39, $2 and $0, respectively.

P.	Fair Value of Financial Instruments

The financial instruments of the Group consist primarily of cash and cash equivalents, restricted short-term deposits, marketable securities, trade receivables, trade accounts payable and other receivables and payables. In view of their nature, the fair values of financial instruments included in the working capital are usually identical or close to their carrying amounts as of the balance sheet date.

Q.	Treasury Stock

The ordinary shares of the Company held by the Group (“treasury stock”) are presented at cost and deducted from the Company’s shareholders’ equity. The results of realization of the ordinary shares accounted for as treasury stock are reflected in the statements of changes in shareholders’ equity.

R.	Revenue Recognition

The Group’s revenues are derived from licensing its STARLIMS software products, which include annual maintenance contracts, and rendering services which typically include consulting, implementation, training and technical support. The Group’s typical licensing transaction provides a perpetual non-exclusive license to use STARLIMS software products, which use is restricted in terms of either the number of users or the specified locations of use. The Group generally licenses its software products under multiple element arrangements, in cases were the customer requires a combination of maintenance, consulting, implementation, training, or other services, in addition to the software license.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

R.	Revenue Recognition (cont.)

The Group recognizes revenues pursuant to the provisions of American Institute of Certified Public Accountants Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions”. While these Statements govern the basis for recognition of revenues from the operations of the Group, judgment and the use of estimates are required in connection with the determination of the amount of software licensing and services revenues, as well as the amount of deferred revenues, to be recognized in each accounting period.

(1)	Product revenues – software licensing and maintenance

Revenues from software licensing are recognized when all the criteria under SOP 97-2 are met, as follows: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable, and (iv) collectibility is probable.

Revenues from post-contract customer support arrangements (“Maintenance Contracts”), which are bundled in the initial license, are separated from the initial licensing fee based on Vendor Specific Objective Evidence (“VSOE”) of fair value and recognized ratably over the contractual period of the arrangement (typically one year). Revenues from renewal of Maintenance Contracts, generally covering a period of one year, are recognized ratably over the contractual period of the arrangement. Maintenance Contracts provide the right to unspecified software upgrades and updates on a when-and-if-available basis.

In multiple-element arrangements that include software licensing and services that are not essential to the functionality of the software, revenues allocated to the services are accounted for separately. In such cases, revenues are recognized using the residual method when VSOE of fair value exists for all of the undelivered elements under the arrangement. The Group allocates revenues to each undelivered element based on its respective fair value which is the price charged when that element is sold separately, or by reference to a renewal rate specified in the related arrangement. Revenues are recognized for the delivered elements when (i) VSOE of the fair values of all undelivered elements exist, and (ii) all revenue recognition criteria of SOP 97-2 are satisfied.

Revenues for arrangements that include services deemed as essential to the functionality of the software, or involve significant production, modification, or customization of the software, are recognized in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. Accordingly, these revenues are recognized based on the percentage of completion method. If such arrangements include elements that do not qualify for contract accounting (generally bundled Maintenance Contracts), said elements are accounted for separately provided that all applicable revenue recognition criteria are satisfied. Provisions for estimated losses attributable to uncompleted contracts are made in the period in which such losses are initially determined, in an amount equal to the estimated loss on the entire contract.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

R.	Revenue Recognition (cont.)

(1)	Product revenues – software licensing and maintenance (cont.)

In arrangements in which sales to end customers are made by a distributor and the Group is the primary obligor and bears the risks associated with the transaction, revenues are recorded upon the sale to the end-customer in an amount equal to the end customer purchase price, provided all other revenue recognition criteria of SOP 97-2 are satisfied. In arrangements in which sales are made to the distributor under non-exchangeable, non-refundable and non-returnable terms, the distributor is considered as the end-customer and revenues are recorded upon the sale to the distributor in an amount equal to distributor purchase price, provided all other revenue recognition criteria of SOP 97-2 are satisfied.

(2)	Services

Services include professional services, training and technical support.

—	Professional services – Professional services include consulting services and implementation services. Revenues from professional services that are time-and-material-based are recognized as such services are provided based on time and materials invested. Revenues from professional services that are milestone-based are recognized upon the completion of each respective milestone.

—	Training – Revenues from training are recognized as the training is provided.

—	Technical support – Revenues from technical support arrangements are recognized ratably over the contractual period of the arrangements (typically one year).

—	Out-of-pocket expenses – Reimbursement of out-of-pocket expenses that are billed to customers are included in revenues from services as such expenses are incurred.

(3)	Deferred revenues

Payments for Maintenance Contracts attributable to periods subsequent to the balance sheet date, as well as payments received from customers for software licensing, for which revenue recognition criteria have not been met as of the balance sheet date, or payments for services that have not yet been provided as of such date, are deferred to subsequent periods.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Cost of Revenues

—	Cost of products – Cost of products include purchases and royalties for third party software components, which are directly related to the sale of products.

—	Cost of services – Cost of services include payroll costs of professional service employees, sub-contracting costs related to providing services, and other direct and indirect costs related to the provision of professional services, training and technical support .

T.	Research and Development Costs

Software research and development costs incurred prior to the establishment of technological feasibility are charged to research and development expenses as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, subject to materiality, in accordance with the provisions set forth in FASB Statement No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Based on the Group’s product research and development process, technological feasibility is established upon completion of a working model only when all planning, designing, coding and testing have been completed in accordance with design specifications. To date, software research and development costs associated with the establishment of technological feasibility were uncertain until release and accordingly the Group has expensed all software research and development costs.

U.	Selling and Marketing Costs

—	Advertising costs – Advertising costs are charged to selling and marketing expenses as incurred. Such expenses totaled $887, $752 and $1,164 in the years ended December 31, 2005, 2006 and 2007, respectively.

—	Commissions to distributors – In transactions in which the Group is the primary obligor, entitled commissions to distributors are included in selling and marketing expenses. Such commissions are accrued for in the period in which the related revenues are recorded.

In arrangements in which sales are made to the distributor under non-exchangeable, non-refundable and non-returnable terms and the distributor is considered as the end-customer, entitled commissions to distributors are characterized as a reduction from revenues. Such commissions are accrued for in the period in which the related revenues are recorded.

V.	Other Comprehensive Income

Other comprehensive income, presented in shareholders’ equity, includes unrealized gains (losses) on marketable securities available-for-sale and those related to such securities that were reclassified to held-to-maturity, net of related deferred income taxes, and the effect of translation adjustments of financial statements of subsidiaries whose functional currency is not the U.S. dollar. The accumulated other comprehensive income as of December 31, 2006 and 2007 amounted to $104 and $260, respectively. Said amounts are comprised primarily of the effect of translation adjustments.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

W.	Stock-Based Compensation

The Group accounts for stock-based compensation to employees and officers in accordance with FASB Statement No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123(R)”), applying the modified prospective application method, and Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 107 (“SAB 107”) and SAB 110.

In accordance with SFAS 123(R), the Group measures the compensation costs associated with share-based payment transactions, which include grant of options and restricted stock units (“RSU”) to employees, based on the fair value at the grant date. The costs associated with the awards to employees are expensed over the vesting period of each grant, according to the straight-line method. The fair value of each option granted to employees is estimated on the date of grant using the Black-Scholes option-pricing model; the fair value of each RSU granted to employees is estimated on the date of grant using the Monte Carlo option-pricing model; all with the weighted average assumptions detailed in Note 13E(7).

Share-based payment transactions also include liability award related to conditional adjustments to the salaries of certain officers related to potential increased compensation to officers based on the Company’s share price appreciation. The costs associated with the liability award are expensed over the estimated period over which the liability would become effective, according to the straight-line method. The fair value of the liability award is estimated on the date of grant and at each balance sheet date using the Monte Carlo option-pricing model with the weighted average assumptions detailed in Note 12A.

X.	Earnings per Share

Basic earnings per ordinary share are presented in accordance with SFAS 128 “Earnings per Share” (“SFAS 128”). Accordingly, the basic earnings per ordinary share are computed by dividing net income by the weighted-average number of ordinary shares issued and outstanding during the year. Such number of ordinary shares excludes treasury stock on a weighted-average basis.

Diluted earnings per ordinary share are computed by dividing net income by the weighted-average number of ordinary shares issued and outstanding during the year with the addition of potentially dilutive ordinary shares. Such number of ordinary shares excludes treasury stock on a weighted-average basis. Potentially dilutive ordinary shares reflect the ordinary shares that would result from the assumed exercise of employee options, computed using the treasury stock method in accordance with SFAS 128.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Y.	Recent Accounting Pronouncements (cont.)

(1)	SFAS No. 157, “Fair Value Measurements” –In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of this Standard are effective on January 1, 2008. The FASB issued a Staff Position to defer the effective date of this Standard for one year for all non financial assets and non financial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of SFAS 157 is not expected to have material effect on the Company’s financial position or results of operations.

(2)	SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” – In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments, including available-for-sale and held-to-maturity securities, and certain other items at fair value at specified election dates. According to SFAS 159, a business entity that has elected to apply its provisions shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. If the fair value option is elected for available-for-sale and held-to-maturity securities at the effective date, cumulative unrealized gains and losses shall be included in the retained earnings as cumulative-effect adjustment. SFAS 159 is effective as of the beginning of the entity’s fiscal year beginning after November 15, 2007. Accordingly, the Company may elect to adopt SFAS 159 on January 1, 2008. The Company is currently evaluating the impact that SFAS 159 may have on its financial position and results of operations.

(3)	SFAS No. 141 (Revised 2007), “Business Combinations – In December 2007, the FASB issued SFAS No. 141(Revised) “Business Combinations” (“SFAS 141(R)”) the purpose of which is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements relating to a business combination and its effects. This Standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective as of the beginning of the entity’s fiscal year beginning after December 15, 2008. Accordingly, the Company is to adopt SFAS 141(R) on January 1, 2009. The Company is currently evaluating the impact that SFAS 141(R) may have on its financial position and results of operations.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Z.	Reclassification

Certain financial statement data for prior years have been reclassified to conform to current year financial statement presentation. The reclassification did not impact net income, working capital or cash flows from operations as previously reported.

NOTE 3 – SIGNIFICANT ACQUISITION

A.	In January 2006, the Company acquired all of the outstanding stockof a Canadian company (“STARLIMS Canada”), for a consideration of $1,566. STARLIMS Canada, that until the acquisition date served as a distributor in Canada of the Group’s software products and as a subcontractor for implementation services in the U.S., and has specialized in the life sciences for more than 10 years, was acquired as part of the Group’s strategy to expand the Group’s presence in these industries. The transaction was accounted for in accordance with SFAS 141 “Business Combination” and SFAS 142. The results of operations of STARLIMS Canada have been included in the consolidated financial statements commencing January 2006.

The total purchase price has been allocated to identifiable assets acquired and liabilities assumed based on their estimated fair value. Fair value for backlog acquired was determined based on signed arrangements with customers prevailing as of the date of the acquisition. Fair value for distribution rights was determined based on the discounted forecasted net profits for the period in which such distribution rights were expected to prevail. The excess of the purchase price over the fair value of the net assets acquired has been assigned primarily to goodwill. The following table presents the estimated fair value of the net assets acquired as of the acquisition date:

Tangible assets acquired and liabilities assumed
Cash and cash equivalents	$517
Accounts receivable	416
Other current assets	23
Fixed assets	120
Current liabilities	(638)

$438

Identified intangible assets
Backlog acquired	$13
Distribution rights	64
Goodwill (*)	1,051

$1,128

(*)	With the acquisition of STARLIMS Canada, the Group’s abilities in providing services to customers in the life sciences were significantly enhanced attributable to STARLIMS Canada’s experience and expertise in this field. The goodwill is to be expensed for tax purposes according to the straight-line method over a ten-year period ending in 2016.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 3 – SIGNIFICANT ACQUISITION (cont.)

B.	The following table presents data relating to subsidiary initially consolidated and business operation acquired in 2006 as of the acquisition dates, substantially all of which relates to STARLIMS Canada:

Current assets	$1,361
Fixed assets, net	120
Goodwill arising on acquisitions	1,137
Identified intangible assets	112
Current liabilities	(1,164)

$1,566

C.	Pro forma financial data

The following unaudited pro forma summary presents results of operations data for 2005 as though the acquisition of STARLIMS Canada has been completed at the beginning of that year:

Revenues
Software licensing	$9,700
Maintenance	2,568

Total product revenues	12,268
Services	4,920

Total revenues	$17,188

Gross profit	$13,718

Operating income	$5,567

Net income	$3,717

Earnings per share
Basic	$0.58

Diluted	$0.57

D.	In February 2008, the Company entered into a memorandum of understanding for the acquisition of its professional services provider in the United Kingdom. The acquisition is subject to customary closing conditions and is expected to be completed in the second quarter of 2008.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 4 – MARKETABLE SECURITIES

A.	Marketable securities available-for-sale

	Cost	Gross unrealized gains	Gross unrealized losses	Aggregate fair value

As of December 31,
2006	$2,256	$107	$29	$2,334

2007	$1,008	$18	$14	$1,012

	As of December 31, 2006		As of December 31, 2007
Composition:	Cost	Fair value	Cost	Fair value

Corporate Bonds (*)	$1,025	$1,018	$537	$527
Government bonds	1,231	1,316	471	485

	$2,256	$2,334	$1,008	$1,012

(*) All bonds held as of December 31, 2007 will mature between 2008 and 2016.

B.	Marketable securities held-to-maturity

	Amortized cost	Aggregate fair value

As of December 31,
2006 (2)	$1,435	$1,429

2007 (1) (2)	$2,206	$2,217

(1)	The balance of marketable securities held-to-maturity as of December 31, 2007 was comprised primarily of high rated corporate and government bonds. All securities held as of such date will mature between 2008 and 2014, primarily in 2014. Marketable securities held-to-maturity as of December 31, 2006 was comprised primarily of corporate and government bonds.

(2)	During 2006 and 2007, marketable securities available-for-sale in the amount of $545 and $514, respectively, were transferred to marketable securities held-to-maturity.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 5 – TRADE RECEIVABLES

A.	Trade receivables consist of the following:

	As of December 31,
	2 0 0 6	2 0 0 7

Billed trade receivables	$8,219	$6,285
Unbilled trade receivables	747	2,930

	$8,966	$9,215

B.	Changes in allowance for doubtful accounts:

	Year Ended December 31,
	2 0 0 5	2 0 0 6	2 0 0 7

Allowance for doubtful accounts - beginning of year	$170	$211	$291
Provisions for the year
(included in general and administrative expenses)	297	333	(85)
Write off of bad debts	(256)	(253)	(14)

Allowance for doubtful accounts - end of year	$211	$291	$192

NOTE 6 – OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of December 31,
	2 0 0 6	2 0 0 7

Prepaid expenses	$392	$589
Deferred tax assets	39	623
Tax advances, net	272	48
Advances to suppliers and sub-contractors	119	113
Others	127	294

	$949	$1,667

NOTE 7 – OTHER LONG-TERM ASSETS

Other long-term assets consist of the following:

	As of December 31,
	2 0 0 6	2 0 0 7

Deposits	$119	$29
Loans and grants to employees	303	314
Deferred share issuance costs	133	-
Deferred tax assets	304	221

	$859	$564

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 8 – FIXED ASSETS, NET

A.	Composition

	As of December 31,
	2 0 0 6	2 0 0 7

Cost:
Long-term land lease and buildings (D below)	$684	$684
Computers and peripheral equipment	1,239	1,621
Office furniture and equipment	494	690
Leasehold improvements	149	180

	2,566	3,175
Less: accumulated depreciation and amortization	1,085	1,574

	$1,481	$1,601

B.	As for the geographical location of the Group’s fixed assets, see Note 19C.

C.	Depreciation and amortization expenses for the years ended December 31, 2005, 2006 and 2007 were $125, $252 and $434, respectively.

D.	The majority of the perpetual land lease and buildings as of December 31, 2007 consists of the Company’s offices in Israel. These premises are currently occupied under a long-term lease from the Israel Lands Authority. The Company has no obligation for lease payments.

NOTE 9 – OTHER INTANGIBLE ASSETS, NET

Other assets, net consist of the following:

	As of December 31,
	2 0 0 6	2 0 0 7

Identified intangible assets (see Note 3)
Cost	$112	$112
Less: accumulated amortization	(43)	(75)

	$69	$37

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 10 – OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

Other current liabilities and accrued expenses consist of the following:

	As of December 31,
	2 0 0 6	2 0 0 7

Employees	$560	$532
Government authorities	813	981
Advances from customers	190	29
Commissions to distributors	502	197
Accrued expenses	95	441
Others	132	111

	$2,292	$2,291

NOTE 11 – ACCRUED SEVERANCE PAY

A.	Israeli Employees – Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is generally based upon length of service and the employee’s last monthly salary. The severance pay liability with respect to Israeli employees, which reflects the undiscounted amount of the liability, is, in part, covered by insurance policies and by regular deposits with recognized severance pay funds. The amounts so funded are not reflected separately on the balance sheets, as the severance pay risks have been irrevocably transferred to the insurance companies and severance pay funds. Severance pay liability not covered by the insurance policies and severance funds is fully provided for in the financial statements on an undiscounted basis.

B.	Non-Israeli Employees – The Group’s non-Israeli subsidiaries provide various defined contribution plans for the benefit of their employees according to each subsidiary’s local requirements. Under these plans, contributions to funds are based on a specified percentage of the employees’ salaries.

C.	Costs relating to all of the Group’s employee severance benefits and defined contribution plans amounted to $57, $151 and $263 in the years ended December 31, 2005, 2006 and 2007, respectively. The increase in 2006 and 2007 in comparison to the previous year is attributable mainly to an increase in the number of employees.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 12 – COMMITMENTS AND CONTINGENCIES

A.	Compensation of executive officers whom are also principal shareholders

(1)	Under agreements entered into in November 1993, two executive officers whom are also principal shareholders (“Officers”) are entitled to annual salary of $147 and $115, respectively, linked to the U.S. consumer price index (as of December 31, 2007 – $207 and $162, respectively). Both of the agreements will continue until terminated in accordance with their terms. Each of the agreements with these Officers may be terminated by the Company without cause upon 180 days prior written notice. Upon termination of their agreements for any reason, the Officers are entitled to payment in an amount equal to 150% of their last monthly salary, multiplied by the number of years of employment starting from January 1, 1993, which has already been paid.

In June 2007, the general assembly of the Company’s shareholders approved an amendment to the Officers’ employment agreements, according to which the Officers will be entitled to an annual salary of $350 and $260, respectively, subject to and commencing the first month after a period of 45 consecutive trading days in which the average closing price of the Company’s ordinary shares on The NASDAQ has been at least $15.50. Under the approved amendments, the Officers will not be entitled to any cash severance payments and they will not be entitled to any severance payments upon the termination of their employment. The amendments will be in force for a period of five years following its effective date.

(2)	In January 1993, the Company entered into a management and consulting agreement with Sivanir (Management Services) 1992 Ltd., a company which is jointly owned by other two executive officers whom are also principal shareholders (“Sivanir”). According to the agreement in force with Sivanir as of December 31, 2007, Sivanir is entitled to annual services fee of $108, linked to the U.S. consumer price index (as of December 31, 2007 – $153). The agreement with Sivanir is renewed automatically each year for an additional one year period, unless one party notifies the other of its termination upon 180 days advanced written notice.

In June 2007, the general assembly of the Company’s shareholders, approved an amendment to Sivanir’s agreement, according to which Sivanir will be entitled to an annual service fee of $260 subject to and commencing the first month after a period of 45 consecutive trading days in which the average closing price of the Company’s ordinary shares on The NASDAQ has been at least $15.50. The amendment will be in force for a period of five years following its effective date.

(3)	The contingent additional compensation described above qualifies for liability award under SFAS 123(R). The total compensation related thereto as of December 31, 2007 amounted to $396, determined based on the Monte Carlo option-pricing model.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 12 – COMMITMENTS AND CONTINGENCIES (cont.)

B.	Lease agreements

The Group has entered into operating lease agreements for the premises it uses, which have expiration dates through 2012. The minimum projected charges under the above leases, which are denominated mainly in U.S. dollars, are as follows:

Year Ending December 31,

2008	$614
2009	563
2010	222
2011	130
2012	38

$1,567

Office lease expenses totaled $182, $378 and $668 in the years ended December 31, 2005, 2006 and 2007, respectively.

C.	Royalties

The Group is committed to pay royalties on revenues derived from the sale of certain software products. Through December 31, 2007, no material transactions requiring the payments of royalties were recorded.

D.	The Company provided letters of indemnification to each of its directors and officers, and to Sivanir. Said letters bind the Company to indemnify such officers for liabilities or expenses they incur as a result of their acts in their capacity as directors and officers of the Company, in an aggregate amount not to exceed $3,500, to the extent that their liability is not covered under the Company’s directors’ and officers’ liability insurance policy.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 13 – SHAREHOLDERS’ EQUITY

A.	Description of ordinary shares

As of December 31, 2006 and 2007, the Company had 15,000,000 authorized ordinary shares, par value New Israeli Shekel (“NIS”) 1.00 each, of which 6,490,500 and 8,724,675 ordinary shares, respectively, were issued and outstanding as of such dates (net of 1,274,369 and 1,266,494 ordinary shares held by the Group, respectively).

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors.

Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B.	Public offering

In May 2007, the Company completed an initial public offering of its ordinary shares at a price of $13.50 per share. Following the offering, and including the partial exercise in June 2007 of an over-allotment option the Company granted the underwriters, the Company issued 2,226,300 of its ordinary shares, in consideration for gross proceeds of $30,055 (net of related costs – $26,652).

C.	Treasury stock

In March 2004, the Company’s Board of Directors resolved to designate up to NIS 1 million (approximately $222) for the purpose of purchasing during 2004 ordinary shares of the Company, at a price per share not to exceed NIS 12.00, and to authorize a committee of the Board of Directors, which was established for this purpose, to facilitate such resolution. As of December 31, 2006 and 2007, the Group holds 1,274,369 and 1,266,494 ordinary shares of the Company, respectively, constituting 16.4% and 12.7% of the Company’s ordinary shares as of such dates. An amount equal to the cost of the treasury stock ($2,773 as of December 31, 2007) may not be distributed as cash dividends. The treasury stock may be used in connection with option exercise.

In February 2008, the Company adopted a share repurchase program, allowing it to repurchase up to $2,000 of the Company’s ordinary shares over a period of 18 months in the open market, at times and prices that management considers appropriate, taking into account prevailing market conditions and other corporate considerations. Subsequent to the balance sheet date, the Company repurchased 89,027 of its ordinary shares under the program at a total purchase price of $672, or an average price of $7.55 per share.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 13 – SHAREHOLDERS’ EQUITY (cont.)

D.	Dividend policy

The Company has not adopted a dividend distribution policy. However, in each of the five years between 2002 and 2006, the Company paid dividends on an annual basis, and in January 2006 and 2007, the Company paid annual dividends in respect of previous year of NIS 1.00 ($0.22) and NIS 1.25 ($0.29) per ordinary share, or a total of $1,389 and $1,914, respectively.

Any future dividend distributions are subject to the discretion of the Company’s Board of Directors, dependent on factors deemed relevant by the Board.

The distribution of dividends also may be limited by the Israeli Companies Law, which permits the distribution of dividends only out of retained earnings or otherwise upon the permission of the Court.

E.	Employee option plans

(1)	2001 option plan – In March 2001, a committee of the Board of Directors adopted the 2001 option plan, under which the Company is authorized to grant to employees up to an aggregate of 200,000 options exercisable to ordinary shares of the Company. All options under this plan were granted as of the balance sheet date. As of December 31, 2007, 24,500 options under this plan are exercisable at an average exercise price of $2.44. A total of 152,750 options that were granted under this plan were exercised through December 31, 2007.

(2)	2005 option plan – In March 2005, a committeeof the Board of Directors adopted the 2005 option plan, under which the Company is authorized to grant to employees up to an aggregate of 200,000 options exercisable to ordinary shares of the Company. All options under this plan were granted as of the balance sheet date. As of December 31, 2007, 81,250 options under this plan are exercisable at an average exercise price of $6.30. A total of 1,250 options that were granted under this plan were exercised through December 31, 2007.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 13 – SHAREHOLDERS’ EQUITY (cont.)

E.	Employee option plans (cont.)

(3)	General terms of 2001 and 2005 option plans –The terms of the option plans are essentially identical, and stipulate that the exercise price per ordinary share will be the market price of the Company’s ordinary share on the Tel-Aviv Stock Exchange on the date of grant. Except as otherwise provided, 50% of the options granted under the plans vest and become exercisable upon the completion of two years of continuous employment with the Group with an additional amount of 25% of the options granted under the plans vesting and becoming exercisable upon the completion of each of the third and fourth years of such continuous employment. Options granted are exercisable for five years from the date of grant.

The ordinary shares underlying the options may be issued either from the treasury stock or by issuing new ordinary shares.

(4)	2007 Restricted Stock Units Plan

In August 2007, the Company’s Board of Directors approved the grant of up to 240,000 restricted stock units (“RSUs”) under the 2007 Restricted Stock Units Plan (“2007 RSU Plan”) to employees of the Group and non-employee directors and consultants of the Company. According to this plan, a restricted stock unit is a unit whose value is equal to an ordinary share of the Company at the date of grant (no shares shall be actually awarded to a grantee of RSUs). As of December 31, 2007, a total of 177,300 units under this plan were granted (the share price on the grant date was $11.7).

Fifty percent (50%) of the RSUs shall vest and become exercisable upon the completion of two years of continuous employment with the Group with an additional amount of 25% of the RSUs granted under the plan vesting and becoming exercisable upon the completion of each of the third and fourth years of such continuous employment.

According to the 2007 RSU Plan, if the average closing price of the Company’s ordinary shares over any 30-day period is 50% less than the closing price of the ordinary share on the date of award of the RSUs, the granted RSUs will be automatically cancelled with respect to unvested units. At each anniversary vesting date, the vested RSUs shall be settled by delivery of ordinary shares of the Company.

The cost of the RSUs granted as of December 31, 2007, determined based on the fair value as of the grant dates, amounted to a total of $1,031. The Company utilized the Monte Carlo Model to estimate fair value, in accordance with SFAS 123(R), utilizing the assumptions presented in section (7) below.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 13 – SHAREHOLDERS’ EQUITY (cont.)

E.	Employee option plans (cont.)

(5)	Summary of the status of all employee option and RSU plans

A summary of the status of the Company’s three employee option and RSU plans as of December 31, 2005, 2006 and 2007, as well as changes during each of the years then ended, is presented below:

	2 0 0 5		2 0 0 6		2 0 0 7
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price

Outstanding -
beginning of the year	187,500	$2.26	330,000	$4.33	229,250	$5.45

Granted	168,000	6.31	7,500	9.52	177,300 (*)	-

Exercised	(24,000)	2.23	(99,000)	2.20	(17,500)	2.60

Forfeited	(1,500)	2.22	(9,250)	3.56	(4,475)	1.81

Outstanding -
end of the year	330,000	4.33	229,250	5.45	384,575	3.11

Options exercisable -
end of the year	90,000	2.19	24,750	2.40	105,750	5.41

(*)	Comprised of RSUs granted – See Note 13E(4).

(6)	Summary of information about employee share options and RSU outstanding

The following table summarizes information about options and RSU under the Company’s three option and RSU plans that were outstanding as of December 31, 2007:

Exercise price	Number of options outstanding as of December 31, 2007	Weighted average remaining contractual life (in years)	Number of options exercisable as of December 31, 2007

2.40	36,625	1.38	24,250
6.27	150,500	2.23	75,250
6.70	13,750	2.35	6,250
9.52	7,500	3.63	-
-	176,200	2.61	-

	384,575	2.36	105,750

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 13 – SHAREHOLDERS’ EQUITY (cont.)

E.	Employee option plans (cont.)

(7)	Weighted Average grant-date fair value of options and RSU granted to employees

The weighted average grant-date fair value of the options and RSU granted during 2005, 2006 and 2007 to employees amounted to $2.65, $3.98 and $5.82 per option/RSU, respectively. The Company utilized the Black-Scholes (options) and Monte Carlo (RSUs) option-pricing models to estimate fair value utilizing the following assumptions, based on the requirements of SFAS 123(R), SAB 107 and SAB 110, for the years 2005, 2006 and 2007 (all in weighted averages):

	Year Ended December 31,
	2 0 0 5	2 0 0 6	2 0 0 7

Dividend yield	5.5%	5.5%	0% - 3.5%
Expected volatility	46% - 50%	48%	48% - 61%
Risk free interest rate	3.8% - 4.3%	4.8%	3.3% - 4.5%
Expected holding period (in years)	3.5 - 4.5	3.5 - 4.5	2 - 4

Dividend yield – Management used an expected dividend yield based primarily on past experience and management’s forecasts applicable as of the grant date.

Expected volatility – Management estimated volatility based on the historical volatility of the Company’s ordinary shares, being the only traded financial instrument of the Company, using in most cases daily observations of the Company’s price share to determine the standard deviation. Following the initial public offering described in section B above and with respect to the RSUs, management estimated volatility based on a blended rate based on historical data of the Company’s ordinary shares, along with volatility data of similar companies traded on the NASDAQ.

Risk free interest rate – The risk-free interest rate is based on the implied yield in effect at the time of each option/RSU grant, based on U.S. Treasury zero-coupon bond issued with equivalent remaining terms.

Expected holding period (expected term) – Management believes that as of the balance sheet date, the Company’s historical share option exercises do not provide a supportable and reasonable basis upon which to estimate expected term, as for its current historical data lacks sufficient experience and is not indicative to make reasonable expectations regarding the future. Accordingly, and as for the Company’s employee option plans have the characteristics of “plain vanilla”, the expected term is determined based on the simplified method illustrated by SAB 107 and SAB 110; and as for the RSUs, the expected term is identical to the vesting period.

Management estimates forfeiture rates at the date of grant, which are adjusted in subsequent periods. Management uses historical data to estimate pre-vesting option forfeiture rates and records share-based compensation expense only for those awards that are expected to vest.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 13 – SHAREHOLDERS’ EQUITY (cont.)

E.	Employee option plans (cont.)

(8)	Total compensation cost for share-based payment arrangements

The following table summarizes the effects of share-based compensation on statements of income line items:

	Year Ended December 31,
	2 0 0 5	2 0 0 6	2 0 0 7

Cost of services	$13	$18	$27
Research and development	16	16	16
Selling and marketing	101	96	125
General and administrative	10	11	9

	$140	$141	$177

Tax benefits	$50	$51	$56

NOTE 14 – FINANCIAL INSTRUMENTS

A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that imposes on one entity a contractual obligation either to deliver or receive cash or another financial instrument to or from a second entity. Examples of financial instruments include cash and cash equivalents, trade receivables, loans, investments (bonds and equity securities), trade accounts payable, accrued expenses, options and forward contracts.

The Company provides certain disclosures with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk, and the fair value of financial assets and liabilities.

A.	Concentrations of credit risks

All of the Group’s cash and cash equivalents as of December 31, 2006 and 2007, and marketable securities as of such dates, which represent highly rated corporate and government bonds, were deposited with major financial institutions in Israel, US, and Canada. The Group is of the opinion that the credit risk with respect to these balances is remote since the financial institutions with which these transactions are entered into are solid and well-established.

Exposure to credit risks relating to trade receivables is also limited, since the majority of the Company’s customers are governmental agencies and large and solidcorporations. The Group performs ongoing credit evaluations of its customers and generally does not require collateral. An appropriate allowance for doubtful accounts is included in trade receivables (see Notes 2G and 5B).

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 14 – FINANCIAL INSTRUMENTS (cont.)

B.	Fair value of financial instruments

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

(1)	The fair value of cash and cash equivalents, short-term deposits, trade receivables and trade accounts payable approximates their carrying amounts due to the short-term maturities of these financial instruments.

(2)	The fair value of marketable securities available-for-sale is identical to their carrying amounts since the carrying amounts are presented based on quoted market prices. The fair value of marketable securities held-to-maturity is similar to their carrying amounts since the addition of interest accrued to balance sheet date approximately reflects the changes in the fair value of these securities.

(3)	Cash deposits are presented according to their fair value based on statements provided by the financial institutions.

C.	Derivative financial instruments

The Group has only limited involvement with derivative financial instruments, which mainly include foreign exchange transactions (options contracts). These transactions do not qualify for hedge accounting under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. As of December 31, 2007, the Group did not hold any derivative financial instruments.

NOTE 15 – FINANCIAL INCOME, NET

A.	Composition

	Year Ended December 31,
	2 0 0 5	2 0 0 6	2 0 0 7

Gains related to marketable securities	$117	$192	$326
Interest from bonds (including commercial papers)	139	168	903
Exchange rate gains (losses)	(102)	164	241
Interest on cash deposits	66	32	99
Gains from traded options	39	2	-
Other	12	52	(18)

	$271	$610	$1,551

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 16 – INCOME TAXES

A.	Basis for measurement of results for tax purposes

The Company is taxed under the Israeli Tax Ordinance. The Company’s Israeli subsidiaries are taxed under the Israeli Tax Ordinance and Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”). Pursuant to the Inflationary Adjustments Law, results for tax purposes are measured in real terms, based on changes in the Israeli Consumer Price Index. Commencing 2007 (for the Company) and 2008 (for the Israeli subsidiaries), the Company and its Israeli subsidiaries will be taxed under the dollar regulations.

B.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “Industrial Company” as defined by this Law and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation, the right to deduct for tax purposes costs in connection with issuance of its shares to the public and amortization of goodwill.

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”)

According to the Investments Law, as amended in April 2005, an eligible investments program will be qualified for tax benefits as a “Benefited Enterprise” (rather than the previous terminology of “Approved Enterprise”) if it is a competitive industrial facility (as defined in the Investments Law) that will contribute to the independence of the Israeli economy and to Israel’s gross domestic product. In addition, a Benefited Enterprise should comply with minimum capital investments as provided in the Investment Law.

The Company’s research and development center established in Israel in November 2006, was recognized under the Investments Law as a Benefited Enterprise, entitling the Company to the following primary tax benefits:

—	Tax exemption – Through December 31, 2015, any income tax attributable to increase in the Company’s revenues on a stand alone basis over its average revenues for the years 2003-2005 ($3,456), will be tax exempt. In the event of a distribution of cash dividends from such tax exempt income, the Company would be required to pay corporate income taxes in respect of the amount distributed.

—	Accelerated depreciation – Fixed assets used by the Benefited Enterprise are entitled to accelerated depreciation rates during the first five tax years of the use of these assets.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 16 – INCOME TAXES (cont.)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”) (cont.)

Entitlement to the above tax benefits is subject to the Company’s compliance with the conditions stipulated by the Investments Law, the regulations promulgated thereunder and the certificate of approval for specific investments in the Benefited Enterprise. The major conditions under the Company’s certificate of approval relate to the number of research and development employees based in Israel and to the continuation of the Company’s current operations and activities.

In the event the Company fails to comply with such conditions, the benefits may be cancelled and the Company may be required to refund all or part of the amounts saved as a result of such tax benefits with interest and inflation adjustments based on the Israeli Consumer Price Index. As of December 31, 2007, the Company was in compliance with all applicable conditions.

Due to the classification of part of the Company’s enterprise as an Approved Enterprise and Benefited Enterprise under the Investments Law, the Company had accumulated undistributed retained earnings attributable to the Approved and Benefited Enterprise amounting to $3,246 as of December 31, 2007. In the event the Company distributes such amount, in whole or in part, as cash dividends, amounts distributed out of $355 will be then subject to tax at the rate of 25% (or 33.33% under certain conditions), and amounts distributed out of $2,891 will be subject to tax at the rate of 20% (in case of foreign shareholders percentage is over 50%), or 25% (in case of foreign shareholders percentage is less than 50%).

D.	Corporate tax rates

—	Israeli companies – Taxable income of the Company and its Israeli subsidiaries which is not attributable to an eligible program under the Investments Law is subject to corporate statutory tax at rates of 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. For each of the years ended December 31, 2005 and 2006, the corporate tax rate was 34% and 31%, respectively.

—	Foreign subsidiaries – The enacted statutory tax rates applicable to non-Israeli subsidiaries as of December 31, 2007 are as follows:

Company incorporated in the US - tax rate of approximately 36%.

Company incorporated in Canada - tax rate of 32%.

Company incorporated in Hong Kong - tax rate of 17.5%.

Company incorporated in the UK - tax rate of 20%.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 16 – INCOME TAXES (cont.)

E.	Carry forward tax losses

Carryforward tax losses and capital tax losses of certain subsidiaries as of December 31, 2007 amounted to approximately $338 and $738, respectively.

F.	Final tax assessments

The Company and its Israeli subsidiaries possess tax assessments which are deemed final through the year ended December 31, 2003. STARLIMS Corp. has received final assessments through the year ended December 31, 2005. STARLIMS Canada has received final assessments through the year ended December 31, 2004. The other subsidiaries have not been assessed for tax purposes since their incorporation.

G.	Deferred income taxes

(1)	The following is a summary of the components of the deferred tax benefits and liabilities reflected on the balance sheets:

	As of December 31,
	2 0 0 6	2 0 0 7

Net deferred tax liabilities - current
Differences due to tax reporting on cash basis	$449	$449
Available-for-sale marketable securities	-	(21)
Carryforward tax losses	(220)	(269)
Allowance for doubtful accounts	(98)	(61)
Depreciation and amortization	9	12
Options	(52)	(47)
Deferred revenues	(612)	(704)
Reserves and accruals	-	(230	)(*)

	(524)	(871)
Valuation allowance	181	248

Total current deferred tax liabilities, net	$(343)	$(623)

Net deferred tax liabilities - long-term
Differences due to tax reporting on cash basis	$1,347	$898
Depreciation and amortization	77	81
Options	-	(138)
Deferred revenues	(34)	-
Reserves and accruals	6	(221	)(*)

Total long-term deferred tax liabilities, net	$1,396	$620

(*)	Balances include short-term and long-term deferred tax assets at an aggregate amount of $325 regarding share issuance costs charged directly to shareholders' equity.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 16 – INCOME TAXES (cont.)

G.	Deferred income taxes (cont.)

(2)	The deferred taxes are presented in the balance sheets as follows:

	As of December 31,
	2 0 0 6	2 0 0 7

Current assets	$(39)	$(623)
Long-term assets	(304)	(221)
Long-term liabilities	1,396	841

	$1,053	$(3)

(3)	The deferred taxes were computed at tax rates of 17.5%-39.5%.

H.	Effective income tax rates

Following is a reconciliation of the theoretical tax expenses assuming all income is taxed at the regular tax rates applicable to Israeli companies (2005-34%, 2006-31%, 2007-29%) and the actual tax expenses:

	Year Ended December 31,
	2 0 0 5	2 0 0 6	2 0 0 7

Income before income taxes as reported in the
consolidated statements of income	$5,595	$5,546	$5,394

Theoretical tax expense	$1,902	$1,719	$1,564

Non-deductible expenses	51	43	6
Tax exempt income	(9)	(15)	(3)
Differences due to statutory tax rates	11	168	70
Tax exemption applicable to "Approved Enterprises"
and exempted income	-	-	(558)
Differences arising from the
basis of measurement for tax purposes	39	(96)	(39)
Differences attributable to utilization of carryforward
tax losses for which no deferred tax assets were
recorded	(24)	6	(78)
Tax expense in respect of previous years	11	(22)	(28)
Other	(12)	(41)	(49)

	$1,969	$1,762	$885

Effective tax rate	35%	32%	16%

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 16 – INCOME TAXES (cont.)

I.	Components of tax expenses

(1)	Income before income taxes included in the statements of income:

	Year Ended December 31,
	2 0 0 5	2 0 0 6	2 0 0 7

Israeli	$4,538	$4,878	$3,923
Non-Israeli	1,057	668	1,471

	$5,595	$5,546	$5,394

(2)	Income taxes included in the statements of income:

	Year Ended December 31,
	2 0 0 5	2 0 0 6	2 0 0 7

Current
Israeli	$1,619	$1,364	$534
Non-Israeli	198	224	1,083

	1,817	1,588	1,617

Deferred
Israeli	-	-	(136)
Non-Israeli	152	174	(596)

	152	174	(732)

	$1,969	$1,762	$885

J.	Tax positions

Each of the Company’s foreign subsidiaries files its income tax returns in the jurisdiction of its home country.

The Company adopted the provisions of FASB International No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007. The initial implementation of FIN 48 resulted in immaterial amounts to be recorded as liability for unrecognized tax benefits as of January 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance as of January 1, 2007	$-
Additions based on tax position related to the current year	69
Additions for tax positions of prior years	22

Balance as of December 31, 2007	$91

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 17 – EARNINGS PER SHARE

The following table provides a reconciliation of the ordinary shares used in computations of basic and diluted earnings per share:

	Year Ended December 31,
	2 0 0 5	2 0 0 6	2 0 0 7
	Thousand of shares

Weighted average number of issued ordinary shares	7,765	7,765	9,070
Less - weighted average number of shares
held as treasury stock	(1,384)	(1,306)	(1,270)

Weighted average number of outstanding ordinary shares used in
computation of basic earnings per share	6,381	6,459	7,800

Plus - incremental ordinary shares
from assumed exercise of options	126	101	97

Weighted average number of ordinary shares used in
computation of diluted earnings per share	6,507	6,560	7,897

Options to purchase 8,750, 7,500 and 176,200 ordinary shares were outstanding as of December 31, 2005, 2006 and 2007, respectively, but were not included in the computation of diluted earnings per share due to their anti-dilutive effect.

NOTE 18 – RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances –Balances with related parties as of December 31, 2006 and 2007 were insignificant.

B.	Transactions

	Year Ended December 31,
	2 0 0 5	2 0 0 6	2 0 0 7

Compensation of officers and directors	$575	$589	$603

Expenses related to directors	$31	$28	$106

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 19 – SEGMENTAL DISCLOSURE

A.	Operating segments

The Company makes segmental disclosure in accordance with the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) which requires segmentation based on the Group’s internal organization and reporting of revenue and other performance measures. The Company’s segments are designed to allocate resources internally and provide a framework to determine management responsibility. According to SFAS No. 131, operating segments are defined as components of an enterprise about which discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Accordingly, the Group has three reportable operating segments evaluated regularly by the Company’s Chief Executive Officer. The types of products and services provided by these segments are: (i) software licensing, (ii) maintenance, and (iii) services which include professional services, training and technical support. For additional information regarding these activities, see Note 2R.

Currently, the Company does not separately allocate operating expenses (that is, research and development, selling and marketing and general and administrative expenses) nor does it allocate specific assets to these segments, other than goodwill that is assigned in its entirety to the services operating segment. Thus, the segment information disclosed includes only revenues, cost of revenues and gross profit.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 19 – SEGMENTAL DISCLOSURE (cont.)

A.     Operating segments (cont.)

The following presents revenues and gross profit by each operating segment:

	Year Ended December 31, 2005				Year Ended December 31, 2006
	Software licensing	maintenance	Services	Total	Software licensing	maintenance	Services	Total

Revenues	$9,645	$2,169	$4,400	$16,214	$8,286	$2,841	$8,638	$19,765
Cost of revenues (*)	120	-	3,306	3,426	31	-	5,557	5,588

Gross profit	$9,525	$2,169	$1,094	$12,788	$8,255	$2,841	$3,081	$14,177

Operating expenses
Research and development				1,373				1,866
Selling and marketing				4,099				4,741
General and administrative				1,992				2,634

				7,464				9,241

Operating income				5,324				4,936
Financial, net				271				610

Income before income taxes				5,595				5,546
Income tax expense				1,969				1,762

Net income				$3,626				$3,784

	Year Ended December 31, 2007
	Software licensing	maintenance	Services	Total

Revenues	$10,656	$3,241	$9,878	$23,775
Cost of revenues (*)	374	-	8,095	8,469

Gross profit	$10,282	$3,241	$1,783	15,306

Operating expenses
Research and development				2,872
Selling and marketing				5,792
General and administrative				2,799

				11,463

Operating income				3,843
Financial income, net				1,551

Income before income taxes				5,394
Income tax expense				885

Net income				$4,509

(*)	Include immaterial amounts related to maintenance costs.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 19 – SEGMENTAL DISCLOSURE (cont.)

B.	Revenues by geographical areas

	Year Ended December 31,
	2 0 0 5	2 0 0 6	2 0 0 7

North America	$12,359	$14,689	$16,094
Latin America	1,833	1,690	1,987
Europe	1,256	2,682	3,235
Asia	682	516	2,110
Israel	84	188	349

	$16,214	$19,765	$23,775

C.	Enterprise-wide disclosure

The composition of the Group’s fixed assets, net according to their physical location is as follows:

	As of December 31,
	2 0 0 6	2 0 0 7

North America	$663	$690
Asia (Hong Kong)	61	177
Israel	757	734

	$1,481	$1,601

D.	Major customers (as percentage of total revenues)

	Year Ended December 31,
	2 0 0 5	2 0 0 6	2 0 0 7

Customer A	11%	18%	9%

S  I  G  N  A  T  U  R  E  S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STARLIMS Technologies Ltd. By: /s/ Itschak Friedman —————————————— Itschak Friedman Chief Executive Officer

By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Dated: March 31, 2008