Form 20-F
period 2008-12-31
STARLIMS Technologies Ltd
filed 2009-03-25
CIK 1396278

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report .................

Commission file number: 001-33487

STARLIMS Technologies Ltd.
(Exact Name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive offices)

Chaim Friedman, +972-3-7694000 (phone), +972-3-6474373 (fax)
32B Habarzel Street, Tel Aviv 69710, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Ordinary Shares, par value NIS 1.0 per share...............8,407,742 (as of December 31, 2008)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This annual report on Form 20-F is incorporated by reference into our Form S-8 Registration Statement File No. 333-146593.

INTRODUCTION

                STARLIMS Technologies Ltd. is a leading provider of laboratory information management systems, or LIMS, and has over 20 years of experience in the LIMS market. We develop, market and sell configurable off-the-shelf LIMS software solutions trade-named STARLIMS®. STARLIMS manages the collection, processing, storage, retrieval and analysis of information generated in laboratories. Our software improves the reliability of sampling processes, supports compliance with domestic and international regulations and industry standards, provides comprehensive reporting, monitoring and analysis capabilities, and enables our customers to manage their globally distributed laboratories more efficiently and effectively. We are one of the first LIMS vendors to offer a true web-based, configurable, off-the-shelf LIMS solution. The adaptable nature of our software allows us to offer solutions to customers in a wide range of industries and in multiple disciplines, but primarily in quality assurance and control, testing and monitoring, and research and development. Our STARLIMS software is used by more than 500 laboratories in over 40 countries around the world. The primary users of STARLIMS are government, manufacturing and life sciences organizations. Our strongest presence is in North America.

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

                We own the trademark and service mark STARLIMS, and we own the registered trademarks in the United States, the European Union and China for STARLIMS for computer software.All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

                Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also included in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects.”   Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                Not applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

                Not applicable.

ITEM 3.        KEY INFORMATION

A.            SELECTED FINANCIAL DATA

                The following selected consolidated financial data for and as of the five years ended December 31, 2008 are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our audited consolidated financial statements for the three years ended December 31, 2008 and as of December 31, 2007 and 2008 appear elsewhere in this annual report. Our selected consolidated financial data as of December 31, 2004, 2005 and 2006 and for the years ended December 31, 2004 and 2005 have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report. Our historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,

	2004	2005	2006	2007	2008

	(U.S. dollars in thousands, except share and per share data)

Statements of Income Data:
Revenues:
Software licensing	$5,191	$9,645	$8,286	$10,656	$10,238
Maintenance	1,615	2,169	2,841	3,241	5,234

Total product revenues	6,806	11,814	11,127	13,897	15,472
Services	2,826	4,400	8,638	9,878	9,770

Total revenues	9,632	16,214	19,765	23,775	25,242
Cost of Revenues:
Cost of products	92	120	31	374	409
Cost of services	1,928	3,306	5,557	8,095	9,137

Total cost of revenues	2,020	3,426	5,588	8,469	9,546

Gross profit	7,612	12,788	14,177	15,306	15,696
Research and development expenses	806	1,373	1,866	2,872	3,408
Selling and marketing expenses	3,087	4,099	4,741	5,792	6,299
General and administrative expenses	1,280	1,992	2,634	2,799	3,573

Operating income	2,439	5,324	4,936	3,843	2,416
Financial income, net	494	271	610	1,551	1,050
Income tax expense	846	1,969	1,762	885	589

Net income	$2,087	$3,626	$3,784	$4,509	$2,877

Basic earnings per share	$0.33	$0.57	$0.59	$0.58	$0.33

Weighted average number of ordinary shares used in computing basic earnings per share	6,352,922	6,380,774	6,459,030	7,799,583	8,591,614

Diluted earnings per share	$0.33	$0.56	$0.58	$0.57	$0.33

Weighted average number of ordinary shares used in computing diluted earnings per share	6,376,276	6,506,904	6,559,985	7,897,036	8,713,394
Dividends paid*	$1,064	$1,456	$1,389	$1,914	$2,918

_____________
* We paid annual dividends of NIS 0.75 per ordinary share in January 2004; NIS 1.00 per ordinary share in January 2005 and 2006 and NIS 1.25 per ordinary share in January 2007. In June 2008, we paid an annual dividend of NIS 1.15 per ordinary share, or $2.9 million in total.

	2004	2005	2006	2007	2008

	(U.S. dollars in thousands)

Balance Sheets Data:
Cash and cash equivalents	$2,422	$3,397	$2,539	$31,704	$21,942
Total assets	11,237	15,641	19,661	49,527	48,802
Working capital	6,630	7,928	9,460	39,025	36,351
Total shareholders’ equity	$7,442	$9,736	$13,969	$43,798	$42,011

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

Risks Related to Our Company

Recent worldwide economic downturn may adversely affect our customers, which directly impacts our business and results of operations.

                Our operations and performance depend on our customers, including those from the governmental sector, having adequate resources to purchase our products and services. The unprecedented turmoil in the credit markets and the global economic downturn generally adversely impact our customers and potential customers. These economic conditions have continued to deteriorate despite government intervention globally, and may remain volatile and uncertain for the foreseeable future. Customers have altered and may continue to alter their purchasing activities in response to lack of credit, economic uncertainty and concern about the stability of markets in general, and have reduced or delayed purchases of our products and services or other sales activities that affect purchases of our products and services. If we are unable to adequately respond to changes in demand resulting from deteriorating economic conditions, our financial condition and operating results may be materially adversely affected.

We are exposed to credit risk and payment delinquencies on our accounts receivable. This risk is heightened during periods when economic conditions worsen.

                Our outstanding accounts receivables are not covered by collateral. As economic conditions deteriorate, certain of our customers may face liquidity concerns and may delay or be unable to satisfy their payment obligations, which would have a material adverse effect on our financial condition and operating results.

Our cash and cash equivalents could be adversely affected if the financial institutions in which we hold our cash and cash equivalents fail.

                Our cash and cash equivalents are highly liquid investments with original maturities of three months or less at the time of purchase. We maintain the cash and cash equivalents with reputable major financial institutions. Deposits with these banks exceed the Federal Deposit Insurance Corporation insurance limits or similar limits in foreign jurisdictions. While we monitor daily the cash balances in the operating accounts and adjust the balances as appropriate, these balances could be adversely impacted if one or more of the financial institutions with which we deposit fails or is subject to other adverse conditions in the financial or credit markets. Access to our invested cash and cash equivalents could be impacted by adverse conditions in the financial and credit markets.

We operate in a highly competitive industry and, if we are not able to compete effectively, our business and operating results may be adversely affected.

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

                Our software products are generally shipped as binding orders are received, and accordingly, revenues in any quarter are dependent on orders booked and shipped in that quarter and can not be predicted with a high degree of certainty. Furthermore, a single sale transaction may represent a significant portion of our revenues and profit for a quarter. A delay in just one of these transactions from one quarter into a subsequent quarter, or a loss of one of these potential transactions, could cause our quarterly results to fluctuate significantly.

                Our quarterly revenues may also fluctuate in the future, as a result of a number of other factors including, without limitation:

•	government requirements that certain budgets be utilized during a specified period;

•	the timing of new product announcements and product introductions by us or our competitors;

•	market acceptance of new products, applications and product enhancements;

•	our success in expanding our sales and marketing programs;

•	deferrals of customer orders in anticipation of new products, applications, product enhancements, or public and private sector initiatives; and

•	general market and economic factors.

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

                In 2006, 2007 and 2008, sales to laboratories in the public sector accounted for 44%, 42% and 39% of our total revenues, respectively. Of the total revenues in 2006, 2007 and 2008, 32%, 33% and 27%, respectively, were attributable to U.S. federal, state and local government contracts. We believe that the success and growth of our business will continue to depend upon our successful procurement of government contracts. Companies that are not incorporated and located in the United States, or that are owned by non-U.S. entities, may be excluded from certain U.S. federal government projects. Our financial condition and operating results would be adversely affected if our U.S. subsidiary were excluded in the future from U.S. federal government projects because it is a foreign-owned company. In addition, the award of additional contracts from government agencies could be adversely affected by spending reductions or budget cutbacks at government agencies that currently use or are likely to use our products. Accordingly, changes in government contracting policies, budgetary constraints and delays or changes in the appropriations process could have an adverse affect on our business, financial condition and results of operations.

We could incur substantial costs resulting from software product liability claims relating to our software products or our customers’ use of our software products. Material software product errors could adversely affect our reputation, result in significant costs to us, expose us to a risk of litigation and possible liability and impair our ability to sell our software products in the future.

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

                In 2004, we were awarded a U.S. General Services Administration, or GSA, Information Technology Schedule 70, or GSA Schedule 70. The GSA Schedule 70 program is intended to facilitate efficient sales to U.S. federal government agencies and requires that we provide government agencies with ‘‘most-favored nation’’ type pricing with respect to sales of our products to the government agencies. In addition, government agencies that purchase our products pursuant to GSA contracts are permitted to conduct administrative audits of us as part of their routine audits and investigations of government contracts. As part of the audit process, among other things, the government agency may review our performance under the contract, cost structure, including the cost of comparable products to third parties, and compliance with applicable laws, regulations and standards. If any of our winning bids is found to be improperly priced, a portion of the revenue received by us may have to be refunded and an additional penalty may have to be paid by us. Any future audit with unfavorable results could materially adversely affect our competitive position, prospects and our operating results and financial condition. If our GSA Schedule 70 award is not extended after its initial term, which expires in July 2009, or if we do not comply with the terms of our contracts with the GSA, or if in the future the U.S. federal government ceases to do business with us or significantly decreases the amount of business it currently does with us, our revenues and prospects would be materially harmed.

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

                For the years ended December 31, 2006, 2007 and 2008, approximately 26%, 32% and 32%, respectively, of our revenues were derived from operations outside of North America. We expect that our international operations will account for a more significant portion of our revenues in the future. As a result of our international operations, we are exposed to many risks and uncertainties, including:

•	difficulties in staffing, managing and supporting operations in multiple countries;

•	different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future;

•	government currency control and restrictions on repatriation of earnings;

•	fluctuations in foreign currency exchange rates; and

•	political and economic changes, hostilities and other disruptions in regions where we currently operate or may operate in the future.

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

                In June 2006, we received a pre-ruling from the Israeli Tax Authority according to which a development center we established in November 2006 in Ashkelon, Israel will be regarded as a ‘‘Benefited Enterprise.’’  This entitles us to tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. The benefits include full exemption from corporate tax on undistributed taxable income attributable to the Benefited Enterprise, reduced tax on dividends and accelerated depreciation for manufacturing assets. For a ten-year period ending December 31, 2015, any taxable income attributable to an increase in the revenues we account for in Israel over $3.5 million will be tax exempt. The result of this tax benefit in 2008 was a reduction in our total tax expenses of approximately $300,000. The benefits are conditional on our compliance with certain conditions in the Investments Law and the terms of the pre-ruling from the Israeli Tax Authority. Under the Investments Law, we must comply with at least one of three conditions during the period of entitlement, of which the following two conditions are applicable to our business: (i) that revenues of our Benefited Enterprise from any single country not exceed 75% of its total revenues; and (ii) that at least 25% of our Benefited Enterprise’s revenues during the benefit period derive from sales into a single country with a population of at least 12 million. Under the pre-ruling, we are bound by several other requirements, including that we remain controlled and managed from Israel throughout the benefit period, that we not change our line of business or business model, and that we not significantly reduce the volume of our production or variety of our products. In addition, under the pre-ruling, during the benefit period, a certain percentage of our employees that are engaged in core research and development must be located in Israel; a certain percentage of our employees that are engaged in quality control must be located in Israel, and no fewer than 12 of our employees engaged in core research and development must have been recruited and be employed in Israel. If we do not comply with each of those conditions, we may be required to pay the monetary equivalent of the tax benefits we received under the pre-ruling, plus linkage differentials, interest and penalties, and the benefits may be discontinued, in whole or in part. Such a result would adversely affect our results of operations and financial condition.

We may engage in future acquisitions that may be expensive and time-consuming and from which we may not realize anticipated benefits.

                We may acquire additional businesses, technologies and products if we determine that these additional businesses, technologies and products are likely to serve our strategic goals. The specific risks we may encounter in these types of transactions may include:

•	potentially dilutive issuances of our securities, the incurrence of debt and contingent liabilities and amortization expenses related to intangible assets, which could adversely affect our results of operations and financial conditions;

•	the diversion of management’s attention from other business concerns;

•	difficulties in integrating the operations, technologies, products, existing contracts and personnel of the target business and realizing the anticipated synergies of the combined businesses;

•	the purchase price or other resources that we devote to an acquisition may exceed the value that we eventually realize from the acquisition, or that we could have realized had we allocated the amount of the purchase price or such other resources to a different business opportunity; and

•	the possibility that acquired assets will become impaired, requiring us to record an impairment charge to earnings, which could materially adversely affect our results of operations.

                The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business, financial condition and results of operations.

Claims that we or our technologies infringe upon the intellectual property or other proprietary rights of a third party may require us to incur significant costs, enter into royalty or licensing agreements or develop or license substitute technology.

                We may in the future be subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of a third party, and our technologies may now or in the future infringe such rights. The legal framework for software patents is rapidly evolving and software developers may increasingly be subject to infringement claims. Any claims of infringement could cause us to incur substantial costs defending against the claim, even if the claim is without merit, and could distract our management from our business. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. We might not be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all. We also may not be able to successfully develop alternative technology on a timely basis, if at all, or be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering, and to permit our customers to continue using, the applicable technology. In addition, we generally state in our customer agreements that we will indemnify our customers against third party infringement claims relating to our technology provided to the customer, and could be obligated to fund significant amounts in the event that a suit is brought directly against us and our customers. Infringement claims asserted against us or our distributors could have a material adverse effect on our business, results of operations or financial condition.

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

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

                Section 404 of the Sarbanes-Oxley Act of 2002 requires a company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its subsidiaries’ internal control over financial reporting. To comply with this statute, we are required to document and test our internal control procedures; our management is required to assess and issue a report concerning our internal control over financial reporting, and our independent registered public accounting firm will be required to issue an opinion on management’s assessment of those matters. Our compliance with Section 404 of the Sarbanes-Oxley Act started in connection with the filing of this annual report on Form 20-F in connection with which our management has assessed and issued a report regarding our internal control over financial reporting.  The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and new to us and require significant documentation, testing and possible remediation to meet the detailed standards under the rules.  During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied prior to the deadline imposed by the Sarbanes-Oxley Act.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Relating to Our Ordinary Shares

The price of our ordinary shares may be highly volatile and may decline in the future regardless of our operating performance.

                The market price of our ordinary shares could be subject to significant fluctuations in response to:

•	fluctuations in our quarterly or annual operating results;

•	changes in financial estimates or investment recommendations by securities analysts and our failure to achieve operating results consistent with securities analysts’ projections;

•	the public’s response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission and the Israeli Securities Authority;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	sales of ordinary shares by our directors, officers and significant shareholders;

•	announcements of technological innovations or enhanced or new products by us or our competitors;

•	the operating and stock price performance of other companies that investors may deem comparable to us;

•	broad market and industry factors;

•	changes in regulatory requirements that apply to our customers;

•	political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events; and

•	other events or factors in any of the countries in which we operate, including those resulting from war, incidents of terrorism, natural disasters or responses to such events.

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

Three of our shareholders, who are also directors and executive officers, are parties to a voting agreement, beneficially own in the aggregate approximately 34% of our ordinary shares and may be able to influence our affairs.

                Itschak Friedman, chairman of our board of directors and our chief executive officer, Dinu Toiba, vice chairman of our board of directors and our executive vice president and chief information officer, and Chaim Friedman, a director and our chief financial officer, are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005. The voting agreement also grants the parties a right of first refusal on sales of each other’s shares of our company. Such persons beneficially own an aggregate of approximately 34% of our outstanding shares. As a result, these persons may have a significant influence on the election of our directors and other matters requiring a shareholder vote. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

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

                We are incorporated in the State of Israel, and one of our research and development facilities is located in Israel. Two members of our management who also serve as directors, four other directors and approximately 14% of our staff is located in Israel. Accordingly, we are influenced to a limited extent by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could have a material adverse effect on our business, financial condition and results of operations.

                Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2008. There were extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006. Since June 2007, when Hamas effectively took control of the Gaza Strip, there have been extensive hostilities along Israel’s border with the Gaza Strip. Hamas and other Palestinian militants fired thousands of rockets and mortars into Israel before a six-month ceasefire went into effect in June 2008. Both sides largely honored the ceasefire. Following the expiration of the ceasefire, however, renewed rockets attacks from Gaza spurred Israel to initiate a coordinated aerial, naval and ground invasion into the Gaza strip. During that three-week operation, Hamas and other groups launched hundreds of rockets and mortar shells into Israel, some of which hit Ashkelon, the city in which our Israeli research and development center is located. Israel withdrew its forces from Gaza in January 2009, but tensions remain extremely high and rockets continue sporadically to be fired into Israel from Gaza. Ongoing violence between Israel and the Palestinians may have a negative effect on the research and development activities that we conduct in Israel and may adversely affect our share price.

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

                We are incorporated in Israel and some of our directors, executive officers and the Israeli experts named in this annual report reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, most of our assets and the assets of our executive officers and directors and some of the experts named in this annual report are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. For more information regarding the enforceability of civil liabilities against us, our directors and executive officers and the Israeli experts named in this annual report, including the terms under which certain judgments may be enforced by an Israeli court, please see ‘‘Enforceability of Civil Liabilities.’’

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements. We follow Israeli law and practice instead of NASDAQ rules regarding the director nomination process.

                As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. We follow Israeli law and practice instead of The NASDAQ Marketplace Rules regarding the director nomination process. As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regard to, among other things, composition of the board of directors, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.         INFORMATION ON THE COMPANY

A.            History and Development of the Company

                We were incorporated under the laws of the State of Israel in May 1986 as L.I.M.S. Laboratory Information and Management Systems Ltd. We changed our name to LIMS Laboratory Information Management Systems Ltd. in January 2006 and to STARLIMS Technologies Ltd. in April 2007. We are a public limited liability company under the Israeli Companies Law 5759-1999 and operate under this law and associated legislation. Our principal subsidiary, STARLIMS Corporation, is incorporated in Florida, the United States. In 2006, we established three additional subsidiaries, STARLIMS Canada organized in Canada, STARLIMS Asia Pacific organized in Hong Kong and STARLIMS Europe organized in the United Kingdom.In May 2008, we acquired STARLIMS UK, which served as our professional services provider in the United Kingdom, and we intend to merge the new subsidiary into STARLIMS Europe.  Our principal executive offices are located at 32B Habarzel Street, Tel Aviv 69710, Israel and our telephone number is + 972-3-7694000. STARLIMS Corporation is located at 4000 Hollywood Boulevard, Hollywood, Florida 33021-6755 and its telephone number is 954-964-8663. Our website address is http://www.starlims.com.  The information contained on our website is not a part of this annual report.

                Our capital expenditures for the years ended December 31, 2006, 2007 and 2008 were approximately $1.69 million, $520,000 and $1.74 million, respectively. The expenditures in 2006 were primarily attributable to the acquisition of STARLIMS Canada. The expenditures in 2008 were primarily attributable to the acquisition of STARLIMS UK.

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

Industry Background

                According to a study of the LIMS market recently published by ARC Advisory Group, the projected revenues for suppliers of commercials LIMS were approximately $395 million in 2008 and the global market is expected to grow at a compound annual rate of 3% through 2013, when it is expected to reach approximately $455 million.

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

                Additionally, demand has emerged for comprehensive scientific content management, primarily in research and development laboratories. Historically LIMS have been designed to manage structured sample data produced in quality control laboratories. Data produced in scientific research is primarily unstructured (such as an individual’s interpretation of data in the form of written reports, email discussions between colleagues and original raw data from instruments) and to date have not been managed effectively by LIMS. Such data is currently beginning to be managed by electronic laboratory notebooks, or ELNs, and SDMSs, which are in early stages of industry-adoption and are generally provided by small to mid-size software vendors and two major instrument manufacturers. Many industry participants believe that it is not viable for the scientific and analytical communities to continue to maintain separate repositories for structured and unstructured data. We believe that many of our current and prospective customers are seeking a single solution that incorporates disparate types of data, enabling users to efficiently store and re-use data rather than spend laborious time alternating between different data repositories. We recently developed what we believe is the first LIMS solution that provides SDMS and ELN functionalities. We released our first LIMS solution providing SDMS functionalities during the fourth quarter of 2007, and, in March 2009, we released our STARLIMS Electronic Notebook, which provides the functionality of ELNs used in routine analysis laboratories.

Our Strategy

                Our growth strategy is to:

                 Expand our international sales.  According to the recent ARC Advisory Group report on the LIMS market, the projected geographic distribution of LIMS revenues in 2008 was approximately 55% in North America, 35% in Europe, Middle East and Africa, 8% in the Asia Pacific region and 2% in Latin America. In 2006, 2007 and 2008, approximately 74%, 68% and 68% of our revenues, respectively, were derived from sales in North America. We entered into the fast growing and emerging markets of China, Southeast Asia and Eastern Europe in the last four years  and intend to leverage our position in these markets.  We also intend to continue to pursue market share in developed markets in Western Europe and the Pacific Rim, where we have been devoting more resources than in previous years.  We believe that these markets represent a significant opportunity for our LIMS solution.  For this purpose, in 2006, we established a subsidiary in Hong Kong and expanded our office in Latin America.  In May 2008, we acquired our professional services provider in the United Kingdom.  This acquisition enhances our service capabilities in the United Kingdom and assists in further expanding our operations throughout Europe.

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

                Continue to expand our product offerings to address the emerging requirements of the laboratory informatics market. Our recognized expertise and technology have enabled us to develop innovative solutions in a timely manner, including our web-based LIMS solution, our integrated SDMS and our recently released ELN. Our extended technology portfolio now allows us to offer a unified informatics platform that incorporates all three of these products. With a unified platform, customers no longer need to maintain multiple computing platforms, applications or costly interfaces, and it eliminates the need to train users on the configuration, synchronization and usage of multiple systems. Furthermore, depending on its specific priorities, each laboratory can select which components to implement first and add functions as needed. This strategy follows what we believe to be the prevailing view among  industry analysts that standalone laboratory technologies are converging, eliminating the traditional architectural distinctions between LIMS, ELN, and SDMS.  With the addition of our ELN component, we believe we are the first major LIMS provider to deliver a comprehensive solution that anticipates this convergence.  We intend to further strengthen this leading technology position by incorporating into our software platform additional solutions that are currently handled in an isolated manner.  We plan to develop these new software products internally, as well as through acquisitions and licensing of third-party technology providers.

                Continue to expand our product offerings to adjacent markets. An additional opportunity we are pursuing is in the market for clinical laboratory information systems, or LIS, particularly in the high-end or complex portion of that market in areas such as reference laboratories, clinical trials and bio-specimen management. We believe that portion of the LIS market can be well served with our existing products and we completed a number of transactions in that market during 2008.

                 Pursue business acquisitions.  We intend to pursue targeted complementary business acquisitions where we believe we can enhance value. We currently have no significant commitments, proposals, arrangements or agreements with respect to any acquisitions.

                 Hire Strategically. We have recently dedicated increased resources to hiring high-level, LIMS-industry veterans and intend to continue to do so in the future. In July 2007, we hired a 20-year veteran of the LIMS and general software industry to serve as our chief of business development, and hired another LIMS veteran to serve as our director of clinical operations in order to enable us to expand our business into the adjacent LIS  market. In May 2008, we established a strategic informatics consulting unit by acquiring the assets of a U.S.-based consultancy specializing in LIMS and laboratory informatics. The founder of that company, a veteran of 24 years in LIMS consultancy, now heads the new unit. In August 2008, we established an additional United Kingdom subsidiary as a result of the May 2008 acquisition of our long-standing professional services provider in the United Kingdom, and hired a 20-year LIMS veteran to serve as the general manager of the new subsidiary.  Should we discern similar opportunities in the future, we will continue to pursue them.

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

                Unlike many traditional web-enabled solutions, Version 10 of STARLIMS, which we introduced in March 2006, was developed as a true web-based LIMS solution. STARLIMS uses XML and other web-services to facilitate data management and decision-making within the laboratory and throughout the customer’s network. Our scalable, web-based STARLIMS software requires no desktop (client-side) installation or maintenance and enables us to offer a solution with enhanced interoperability and user experience, presenting real-time information on a global basis in an easy-to-use graphical format. Communications between client and server are achieved through standard web service messaging over hypertext transfer protocol, or HTTP, or a secure HTTP, or HTTPS. For increased security, client-side scripting code is run in an isolated, sand-box environment, which is separated from the server-side.

                With the development of our SDMS functionality, which we introduced at the end of 2007, our technology platform now has integrated capabilities to deal with unstructured data such as documents, and instrument generated files. These capabilities include facilities for the file capture, content extraction and routing of such content and files to predefined workflows carried out by STARLIMS or external systems.

                Leveraging our web-based LIMS and SDMS technologies, in March 2009 we released the STARLIMS Electronic Notebook, another step in creating a unified platform for the paperless laboratory. STARLIMS Electronic Notebook eliminates the need to maintain cumbersome and inefficient paper notebooks, enabling labs to record data in electronic format from the first moment it is created. Lost data and transcription errors are therefore minimized; data storage and retrieval are streamlined; and information is disseminated as soon as it is created. STARLIMS Electronic Notebook maps each of the steps defined in a standard operating procedure to an electronic worksheet, which ensures that all the required information is recorded, validated and carried out in strict compliance with the prescribed method. The result is a complete electronic record detailing each step in the analytical procedure, together with all the required supporting information (such as the materials, personnel, instruments and calculations employed in the process).

                With the release of STARLIMS Electronic Notebook, we are now able to offer an integrated solution that includes LIMS, SDMS and ELN. As an entirely web-based application, STARLIMS provides immediate access to data and supporting documentation to any authorized user enterprise-wide. There is no need to maintain multiple computing platforms, applications or costly interfaces, nor to train users on the configuration, synchronization and usage of multiple systems. Depending on its specific priorities, each laboratory can select which components to implement first and add functions as needed.

Professional Services

                We have built a highly trained professional service network with a presence in 21 countries, which has earned us a reputation for high-quality service. Our professional services team provides our customers with training and technical support and assists them in implementation of our products. As of December 31, 2008, 84 full-time employees were engaged in implementation and support. This core team is augmented by approximately 200 consultants employed by our global distribution and services network. The senior members of our professional services team have between 12 to 20 years of experience in the LIMS industry.

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

                A significant portion of our customers are government laboratories in industries such as public health, environmental science, forensic science, agriculture and water quality. In 2006, 2007 and 2008, sales to such laboratories accounted for 44%, 42% and 39% of our total revenues, respectively. Of total revenues in 2006, 2007 and 2008, 32%, 33% and 27%, respectively, were attributable to U.S. federal, state and local government contracts.  Our government customers include the California Animal Health and Food Safety Laboratory System, California Department of Health Services, Jamaican Ministry of Health, Singapore Health Services Authority, U.K. National Health Service, U.S. Air Force, U.S. Centers of Disease Control and Federal Bureau of Prisons.

                In 2004, the GSA (the procurement arm of the federal government) awarded to us a GSA Schedule 70. GSA Schedule 70 provides federal agencies with global access to information technology and telecommunications hardware, software and professional services without the need to seek bids from suppliers who are not GSA contract holders. Since there is no maximum order limitation under the multiple-award GSA Schedule 70, customers can use GSA Schedule 70 for large-scale, multi-million dollar LIMS implementations. Our GSA Schedule 70 award facilitates our participation in large scale U.S. government LIMS projects in areas of public health, food and water supply and scientific investigations. Our GSA contract is valid for five years, expiring in July 2009, and may be extended for three additional five-year periods at the option of the GSA. We believe such contract will be extended.

                In the corporate and private sector, we primarily serve the life sciences and manufacturing markets. Our life sciences customers include laboratories in industries such as pharmaceuticals, biopharmaceuticals, medical devices, biotechnology and contract research organizations. In the last two years we have focused on increasing our penetration into the life sciences sector. During 2008, we increased our revenue from life sciences customers by 30% compared to 2007. Revenue from customers in the life sciences represented 32% of total revenue for 2008 compared to 26% of total revenue for 2007.

                Our manufacturing customers include laboratories in industries such as oil and gas, chemical, food and beverage, metals and mining, consumer goods and automotive. Revenue from our manufacturing customers was 25% of total revenue in 2008 compared to 28% in 2007. The revenues from the manufacturing market declined during 2008 primarily due to the economic challenges that we saw in the second half of the year. Other customers in the private sector include contract laboratories that specialize in serving various industries (primarily environmental and food safety). Revenues from these customers represented approximately 4% of our total revenue in 2008.

                We do not believe we are dependent on any single customer. Amgen Inc., a leading U.S.-based biotechnology company that entered into a contract with us in 2005, represented approximately 18%, 9% and 5% of our total revenues for the years ended December 31, 2006, 2007 and 2008, respectively.

Sales and Marketing

                Prior to 1998, we developed LIMS software that was marketed, sold and supported exclusively by Varian Inc., a leading scientific instrument manufacturer. Since such time, we have been selling STARLIMS through our direct sales force and network of distributors. As of December 31, 2008, we employed 21 persons in sales and marketing as compared to 18 persons in sales and marketing as of December 31, 2007. Our marketing efforts focus on raising awareness for our products and generating qualified sales leads. Our direct sales force, which is the source of the majority of our revenues, is operated out of four global field offices in Florida, Canada, Hong Kong and United Kingdom. In addition, follow-on sales are accomplished by the efforts of our sales force and professional services team. As of December 31, 2008, our sales and marketing employees were located in the United States, Canada, Europe, Israel and the Asia Pacific region. In 2006, 2007 and 2008, approximately 83%, 84% and 81% of our revenues, respectively, were generated by our direct sales force and the remainder was generated by our distributors. In 2006, 2007 and 2008, none of our distributors accounted for more than 10% of our total revenues.

                We utilize the services of distributors in approximately 40  countries.  As of December 31, 2008, we had 29 distributors. We generally enter into a standard distribution agreement with each of our distributors, according to which the distributor is granted either an exclusive or non-exclusive right to market and sell our product offerings in a certain geographic area. Those agreements that grant exclusivity to certain geographic areas provide us the right to sell directly to specified international customers under worldwide agreements.

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

Competition

                The LIMS market is highly competitive and gradually consolidating  and is not dominated by any one LIMS provider.  However, we believe that the top five LIMS providers currently account for more than half of the global LIMS market. Additionally, our market is subject to shifting customer needs, periodic introductions of new products and changing technology.

                Our principal competitors are the LIMS divisions of multi-national laboratory equipment companies, such as Thermo Fisher Scientific Inc. and Life Technologies, as well as independent LIMS companies. To a lesser extent we also compete with system integrators and consulting firms specializing in software for laboratory testing, quality control and clinical trials. Some of our competitors have greater name recognition, longer operating histories and significantly greater resources than we have.

                Our ability to remain competitive will depend to a great extent upon our ongoing product development and ability to provide a high level of professional services and customer support. We believe that the principal competitive factors in our market include:

•	product functionality and breadth of integration across a wide range of laboratories;

•	performance, security, scalability, flexibility and reliability of the software;

•	quality of professional services and customer support;

•	reputation and financial stability;

•	cost and demonstrable benefits for customers;

•	speed and ease of implementation and integration; and

•	sales and marketing capabilities.

                We believe that we compete favorably with our competitors on the basis of these factors. There can be no assurance that our current or prospective competitors will not offer or develop products or services that are superior to, or that achieve greater market acceptance than, our products.

Intellectual Property

                Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing the proprietary rights of others. We rely upon a combination of trademark, trade secret, copyright and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring our employees and consultants to enter into confidentiality, non-competition and assignment of inventions agreements. These legal protections afford only limited protection for our technology. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. We own the trademark and service mark STARLIMS, and we own the registered trademarks in the United States, China and the European Union for STARLIMS for computer software. As is typical to our industry, we do not own any registered patents or pending patent applications. We currently hold several domain names, including the domain name ‘‘starlims.com.’’  Our agreements with employees, consultants and others who participate in development activities could be breached. We may not have adequate remedies for any breach, and our trade secrets may otherwise become known or independently developed by our competitors or other third parties. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in those jurisdictions.

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

Standards and Regulations

                Our operations are not subject to any specific regulations or obligatory standards. There are, however, voluntary guides published for sale to LIMS developers, notably those of ASTM International, previously known as the American Society for Testing and Materials, or ASTM. We follow and keep current with respect to the standards set out in the guides published by ASTM. We are also ISO (International Organization for Standardization) 9001:2000 certified through June 2011. Additionally, we are members of the American Society for Quality and the International Society for Pharmaceutical Engineering.

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

                ISO 17025, ‘‘General Requirements for the Competence of Calibration and Testing Laboratories,’’ is a prominent example of a quality standard affecting laboratories. This standard assists laboratories which have implemented its requirements to achieve consistent production of competent results. To be recognized as adhering to the standard, laboratories must be accredited and undergo periodic assessments of their activities. The principles underlying the requirements of the standard include capacity, exercise of responsibility, use of scientific method, objectivity of results, impartiality of conduct, traceability of measurement, repeatability of test and transparency of process.

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

                Regulation of the use and disclosure of personal medical information is complex and expanding. Federal legislation in the United States, known as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes a number of requirements on the use and disclosure of ‘‘protected health information,’’ which is individually identifiable. Health care facilities and providers who are involved in clinical trials may be subject to such requirements. HIPAA also imposes on these healthcare facilities and providers standards to assure the confidentiality of health information stored or processed electronically, including a series of administrative, technical and physical security procedures. This may affect us in several ways. Many users of our product offerings are directly regulated under HIPAA and, to the extent our products cannot be utilized in a manner that is consistent with the users’ HIPAA compliance requirements, our products will likely not be selected. In addition, we may be directly affected by HIPAA and similar state privacy laws. Under HIPAA, to the extent we perform functions or activities on behalf of customers that are directly regulated by such medical privacy laws, such customers may be required to obtain satisfactory assurance from us, in the form of a written agreement, that we will comply with various HIPAA requirements, including inspection by federal authorities. A breach of such an agreement may result in contractual liability to our customer or other adverse consequences. Regulation of medical information generally is increasing at the state and federal levels in the United States and elsewhere, and such regulations may negatively affect our business.

C.            ORGANIZATIONAL STRUCTURE

                Our principal subsidiary, STARLIMS Corporation, is incorporated in Florida, the United States. In 2006, we established three additional wholly-owned subsidiaries, STARLIMS Canada organized in Canada, STARLIMS Asia Pacific organized in Hong Kong and STARLIMS Europe organized in the United Kingdom. In May 2008, we acquired STARLIMS UK, which served as our professional services provider in the United Kingdom, and we intend to merge the new subsidiary into STARLIMS Europe.

D.            PROPERTY, PLANTS AND EQUIPMENT

                Our corporate headquarters are located at 32B Habarzel Street, Tel Aviv 69710, Israel, where we own and occupy approximately 2,600 square feet of office space.We lease approximately 10,000 square feet of office space in Hollywood, Florida for our U.S. subsidiary, STARLIMS Corporation, under a lease that expires in October 2009. The aggregate annual rent for our office space in Florida was approximately $318,000 in 2008. We lease approximately 7,500 square feet of space in Montreal, Canada for our Canadian subsidiary under a lease that expires in June 2011, at an annual rent of approximately $157,000. We lease approximately 3,000 square feet of space in Hong Kong for our Hong Kong subsidiary under a lease that expires in January 2010, at an annual rent of approximately $80,000.We lease approximately 3,000 square feet of space in Ashkelon, Israel for our Israeli research and development center under a lease that expires in December 2009, at an annual rent of approximately $33,000.  We lease approximately 1,260 square feet of space in Bolton, England for STARLIMS UK under a month-to-month lease, at an annual rent of approximately $65,500. From time to time we also lease, through staffing service providers, small offices in various locations to accommodate field sales personnel.

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

Background

                We were incorporated under the laws of the State of Israel in May 1986. Our ordinary shares have traded on the TASE since November 1993 and have also been listed on the NASDAQ Global Market (symbol: LIMS) since our public offering in the United States in May 2007. We develop, market and sell a configurable off-the-shelf LIMS software solution trade-named ‘‘STARLIMS.’’ Our principal subsidiary, STARLIMS Corporation, is incorporated in Florida, the United States. In 2006, we established three additional subsidiaries, STARLIMS Canada organized in Canada, STARLIMS Asia Pacific organized in Hong Kong and STARLIMS Europe organized in the United Kingdom.In May 2008, we acquired STARLIMS UK, which served as our professional services provider in the United Kingdom, and we intend to merge the new subsidiary into STARLIMS Europe.

                Our consolidated financial statements are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Overview

                We are a leading provider of LIMS and have over 20 years’ experience in the LIMS market. STARLIMS manages the collection, processing, storage, retrieval and analysis of information generated in laboratories. Our software improves the reliability of sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. In March 2006, we introduced a web-based LIMS solution, which enables our customers to manage their globally distributed laboratories more efficiently and effectively.

                Our STARLIMS solution is used by more than 500 laboratories in over 40 countries around the world and our strongest presence is in North America. The adaptable nature of our software allows us to offer solutions to customers in a wide range of industries and in multiple disciplines, primarily quality assurance and control, testing and monitoring, and research and development. The primary users of STARLIMS are government, life sciences and manufacturing organizations.

                We released our web-based, configurable off-the-shelf STARLIMS Version 10 in March 2006. Unlike many traditional LIMS that were augmented by web-enabled capabilities, STARLIMS Version 10 was developed from inception as a true web-based product. STARLIMS Version 10 requires no client-side installation or maintenance and enables us to offer a solution that facilitates global deployment and centralized management. We were among the first in the LIMS industry to offer such capabilities and since its release, we have experienced increased interest in STARLIMS Version 10, primarily from global organizations with multiple, widely distributed laboratories.

                Our release of STARLIMS Version 10 did not represent a change in our basic business model and we continue to offer our STARLIMS software under a perpetual license, which permits the installation of the software on the customer’s servers. We currently do not offer hosting services on our or any third party’s hardware, which eliminates the risks associated with the provision of such services. Upon the introduction of STARLIMS Version 10, we began to exclusively invest our marketing resources in creating increased market familiarity for web-based LIMS and discontinued our promotion of the prior client-server version of STARLIMS.

                We recently released what we believe is the first LIMS solution that provides SDMS and ELN functionalities. We released our first SDMS during the fourth quarter of 2007, and in March 2009, we released our STARLIMS Electronic Notebook, which provides the functionality of ELNs used in routine analysis laboratories.

                In January 2006, to increase our market share in the life sciences, we acquired all of the outstanding stock of STARLIMS Canada, a Canadian company that served as a distributor of our software products in Canada and as a subcontractor for implementation services in the United States. STARLIMS Canada is focused exclusively on servicing our customers in the life sciences. As of December 31, 2008, STARLIMS Canada employed a team of 23 engineers.

                In July 2006, we established a subsidiary in Hong Kong, STARLIMS Asia Pacific, which acquired certain assets and liabilities of a company that served as our business development office in the Asia Pacific region. As of December 31, 2008, STARLIMS Asia Pacific employed a team of 18 sales personnel and engineers focused on supporting our expansion efforts into the fast growing LIMS markets in China and South East Asia. In 2008, we expanded our reach within the more mature markets in the Asia Pacific region including Japan, Australia and New Zealand.

                In November 2006, we established a research and development center in Ashkelon, Israel, which employed 17 programmers as of December 31, 2008.

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

                In February 2008, we adopted a share repurchase program, allowing us to repurchase our ordinary shares over a period of 18 months in the open market, at times and prices that management considers appropriate, taking into account prevailing market conditions and other corporate considerations. The program limits us to aggregate purchases of up to $2.0 million. As of December 31, 2008, we had repurchased 326,308  ordinary shares under the program at a total purchase price of approximately $1.9 million, or an average price of $5.95 per share.  In conjunction with our repurchase program, we have established a Rule 10b5-1 trading plan, which provides for a scheduled repurchase mechanism that is managed by our broker.

                In May 2008, we established a strategic informatics consulting unit by acquiring the assets of a U.S.-based consultancy specializing in LIMS and laboratory informatics. The founder of that company, a veteran of 24 years in LIMS consultancy, now heads the new unit.

                In May 2008, we acquired STARLIMS UK, which served as our professional services provider in the United Kingdom, and hired a long-time LIMS veteran to serve as the general manager of the new subsidiary. We intend to merge the new subsidiary into STARLIMS Europe, which we established in July 2006. As of December 31, 2008,STARLIMS UK employed a team of 11 sales personnel and engineers, all focused on enhancing STARLIMS’s service capabilities in the United Kingdom and expanding our European operations.

Sources of Revenues

                We generate revenues from the sale of perpetual licenses to use STARLIMS, software maintenance, and related professional services. Our customers generally enter into a standard license and services agreement with us, under which they are granted a perpetual, non-exclusive license to use the STARLIMS software and are offered the right to purchase annual maintenance that provides updates and upgrades to our software if and when made available. In North America, Latin America, Asia Pacific and Europe, we offer our customers professional services, which include consulting services, implementation, training and technical support for the software. In other regions, where we do not operate directly, these services are provided by our network of distributors.

                The following table presents a breakdown of our revenues for each of the three years ended December 31, 2008:

	2006		2007		2008

	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues

	(U.S. dollars in thousands)

Software licensing	$8,286	42%	$10,656	45%	$10,238	40%
Maintenance	2,841	14%	3,241	13%	5,234	21%

Total product revenues	$11,127	56%	13,897	58%	15,472	61%
Services	8,638	44%	9,878	42%	9,770	39%

Total revenues	$19,765	100%	$23,775	100%	$25,242	100%

                The following table presents the geographic breakdown (based on information provided by our customers as to the intended place of use) of our revenues for each of the three years ended December 31, 2008:

	2006		2007		2008

	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues

	(U.S. dollars in thousands)

North America	$14,689	74%	$16,094	68%	17,203	68%
Europe	2,870	14%	3,584	15%	3,283	13%
Latin America	1,690	9%	1,987	8%	956	4%
Asia	516	3%	2,110	9%	3,800	15%

Total	$19,765	100%	$23,775	100%	25,242	100%

Cost of Revenues and Operating Expenses

                 Cost of Revenues.  Cost of products consists of purchases of third-party software components and other royalty payments to third parties. Cost of services consists primarily of salaries of employees of our professional services organization and subcontracting costs we incur when professional services are provided on our behalf by third party system integrators and consulting firms. Our professional services teams and subcontractors provide our customers with training and technical support and assist them in the implementation of STARLIMS. Our professional services staff increased slightly from 82 employees as of December 31, 2006 to 84 employees as of December 31, 2007 and 2008. In 2006, 2007 and 2008, salary and subcontracting costs represented 83%, 82% and 83% of our cost of services, respectively.

                Research and Development Expenses.  Research and development expenses consist primarily of salaries of programmers engaged in on-going research and development activities and other related expenses. We have historically focused our research and development efforts on increasing the functionality, performance and integration of STARLIMS with other business applications. Prior to November 2006, our research and development activities were conducted solely at our Florida facility. In November 2006, we established an additional research and development center in Ashkelon, Israel and had 17 programmers employed at that center as of December 31, 2008. Over the last three years we have completed major development cycles resulting in our web-based LIMS platform as well as our SDMS and ELN modules. Our research and development staff grew from 32 to 34 to 36 employees as of December 31, 2006, 2007 and 2008, respectively.

                 Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of salaries and related expenses for sales and marketing personnel, sales commissions, marketing campaigns, website related expenses, public relations, promotional materials, travel expenses and trade show exhibit expenses. We expect that selling and marketing expenses will increase as we expand our geographical reach and we increase our efforts to further establish the market adoption of our products. Our sales and marketing personnel grew from 17 to 18 to 21 employees as of December 31, 2006, 2007, and 2008, respectively.

                 General and Administrative Expenses.  General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, human resources and administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses. We expect that general and administrative expenses will increase in the future as we add personnel commensurate with the international growth of our business. Our management and administrative personnel was steady at 17 employees as of December 31, 2006 and 2007 and grew to 21 employees as of December 31, 2008.

                 Financial Income, Net.  Financial income, net consists primarily of income on marketable securities, interest on bonds and commercial paper, as well as interest on cash deposits and exchange rate gains (losses).

                 Income Tax Expense.  Our taxable income in Israel was subject to corporate tax at the statutory rate of 29% in 2007 and 27% in 2008.The applicable rate for 2009 is 26%; for 2010 and thereafter, it will be 25%.Our Israeli research and development center, established in Israel in November 2006, was recognized under the Israeli Law for the Encouragement of Capital Investments, 1959 as a ‘‘Benefited Enterprise,’’ entitling us to various tax benefits. Our benefit under this program commenced in the 2006 tax year and will be in effect for ten years ending in 2015. Any taxable income attributable to an increase in our revenues subject to Israeli tax over $3.5 million will be tax exempt in such period. In the event of distribution of cash dividends from income which was tax exempt, we would have to pay corporate tax in respect of the amount distributed. The benefits under our Benefited Enterprise are subject to our compliance with conditions under applicable law and the approval that we received from the Israeli Tax Authority. As of December 31, 2008, we were in compliance with all applicable conditions. The statutory tax rate applicable to our operations in the United States for 2008 was 36% and the rates applicable to our other foreign subsidiaries ranged from 16.5% to 31% in the year ended December 31, 2008. See Item 10E. “Additional Information - Taxation - Israeli Tax Considerations.”

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

                We recognize revenues pursuant to the provisions of American Institute of Certified Public Accountants Statement of Position, or SOP, 97-2, ‘‘Software Revenue Recognition,’’ or SOP 97-2, as amended by SOP 98-9, ‘‘Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions.’’

                While these statements of position govern the basis for recognition of revenues from our operations, judgment and the use of estimates are required in connection with the determination of the amount of software licensing and services revenues, as well as the amount of deferred revenues to be recognized in each future accounting period. Our ability to identify the type of elements included in our multiple-element software arrangements, to determine whether services are essential to the functionality of the software and to establish the vendor specific objective evidence, or VSOE, of fair value for the identified elements could materially impact the amount and timing of our recognized and deferred revenues.

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

                Revenues for arrangements that include services deemed as essential to the functionality of the software or involve significant production, modification, or customization of the software are recognized in accordance with SOP 81-1, ‘‘Accounting for Performance of Construction-Type and Certain Production-Type Contracts,’’ based on the percentage of completion method of accounting. If such arrangements include elements that do not qualify for contract accounting (such as bundled maintenance contracts), those elements are accounted for separately provided that all other applicable revenue recognition criteria are satisfied. Provisions for estimated losses attributable to uncompleted contracts are made in the period in which such losses are initially determined, in an amount equal to the estimated loss on the entire contract.

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

                Transactions of our subsidiaries that are in currencies other than the subsidiary’s functional currency are translated into the respective functional currency based on the currency exchange rates at the date of the transaction in accordance with the principles set forth in Statement of Financial Accounting Standards, or SFAS, No. 52, ‘‘Foreign Currency Translation,’’ or SFAS 52.  All transaction gains and losses from the translation of monetary balance sheet items resulting from transactions in currencies other than the functional currency are recorded as financial income (expenses) as they arise.

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

Stock-Based Compensation

                We account for stock-based compensation in accordance with the Financial Accounting Standards Board, or FASB, SFAS No. 123 (Revised 2004), ‘‘Share-Based Payment,’’ or SFAS 123(R), applying the modified prospective method, and with Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 107, ‘‘Share-Based Payment,’’ or SAB 107, and SAB 110.  In accordance with SFAS 123(R), we measure the compensation cost associated with share-based payment transactions based on the fair value on the respective grant date. Such transactions include options and restricted stock units awarded to employees and a liability award related to conditional adjustments to the salaries of certain officers (see Item 6.B “Directors, Senior Management and Employees- Compensation”).  The costs associated with the awards are expensed over the vesting period of each grant, according to the straight-line method.

                For employee option grants, the fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. For restricted stock units awarded to employees and the liability award, the fair value is estimated on the date of grant using the Monte-Carlo option-pricing model.  When determining fair value based on those pricing models, we use weighted average assumptions relating to the dividend yield, expected volatility, risk free interest rate, expected holding period of the option by the employee and forfeiture rates, in accordance with SAB 107.  Changes in our assumptions with respect to these components, or applying a different pricing model, may change the compensation award costs and amounts expensed in each period and consequently the results of our operations.  In 2006, 2007 and 2008, we incurred share-based compensation expense of $141,000, $177,000 and $488,000, respectively, attributable to all our share-based payments.  We expect that such expenses will increase in the future as we grant additional stock-based compensation awards and recruit additional employees.

Results of Operations

                The following table presents certain financial data expressed as a percentage of total revenues for the periods indicated:

	As of December 31,

	2006	2007	2008

Revenues:
Software licensing	41.9%	44.8%	40.6%
Maintenance	14.4	13.6	20.7
Services	43.7	41.6	38.7

Total revenues	100.0%	100.0%	100.0%
Cost of revenues	28.3	35.6	37.8

Gross profit	71.7	64.4	62.2
Operating expenses:
Research and development	9.4	12.0	13.5
Selling and marketing	24.0	24.4	25.0
General and administrative	13.3	11.8	14.1

Total operating expenses	46.7	48.2	52.6

Operating income	25.0	16.2	9.6
Financial income, net	3.1	6.5	4.1
Income tax expense	8.9	3.7	2.3

Net income	19.2%	19.0%	11.4%

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

                Revenues. Revenues increased from $23.8 million for the year ended December 31, 2007 to $25.2 million for the year ended December 31, 2008, an increase of 6.2%. Revenues from software licensing decreased from $10.7 million for the year ended December 31, 2007 to $10.2 million for the year ended December 31, 2008, a decrease of approximately 3.9%. The decrease in software licensing revenues in the year ended December 31, 2008 is primarily attributable to the general economic downturn, which has resulted in longer sales cycles and customers altering their purchasing activity, including opting for phased implementations.

                Revenues from maintenance increased from $3.2 million for the year ended December 31, 2007 to $5.2 million for the year ended December 31, 2008, an increase of 61.5%. The increase is primarily attributable to the growth of our customer base and high renewal rates on maintenance contracts. We expect our revenues from maintenance to grow in 2009 as a result of our larger installed base.

                Revenues from services decreased from $9.9 million for the year ended December 31, 2007 to $9.8 million for the year ended December 31, 2008, a decrease of 1.1%. The decrease is primarily attributable to the general economic downturn we encountered during the second half of 2008, which caused some of our customers to adjust their implementation schedules. Since we recognize service revenue based on pre-determined milestones or on a time-and-materials basis, the adjustment of implementation schedules had a negative impact on our ability to recognize revenue.

                 Cost of Revenues. Cost of services increased from $8.1 million for the year ended December 31, 2007 to $9.1 million for the year ended December 31, 2008, an increase of 12.9%. The increase is primarily attributable to the additional service staff of STARLIMS UK which we acquired in May 2008, and to increased use of specialized sub-contractors with credentials necessary for our government projects. Cost of products increased from $374,000 for the year ended December 31, 2007 to $409,000 for the year ended December 31, 2008, an increase of 9.4%, primarily due to payments to third party technology vendors.  Cost of revenues for the years ended December 31, 2007 and 2008 includes $27,000 and $144,000, respectively, of stock-based compensation recorded under SFAS 123(R).

                 Gross Profit.  Gross profit as a percentage of revenues decreased from 64% for the year ended December 31, 2007 to 62% for the year ended December 31, 2008. The decrease was primarily attributable to a lower gross margin from services, which decreased from 18% in 2007 to 7% in 2008. Towards the end of 2008, we better utilized our service resources, and we expect to significantly improve our service gross margin in 2009.

                 Research and Development Expenses.  Research and development expenses increased from $2.9 million for the year ended December 31, 2007 to $3.4 million for the year ended December 31, 2008, an increase of 18.7%. The increase is primarily attributable to the development of our SDMS and ELN products and our ongoing efforts to build an integrated informatics platform. Research and development expenses as a percentage of revenues increased from 12% for the year ended December 31, 2007 to 14% for the year ended December 31, 2008. Research and development expenses for the years ended December 31, 2007 and 2008 include $16,000 and $59,000, respectively, of stock-based compensation recorded under SFAS 123(R). With the release of our ELN functionality in March 2009, we have completed a significant development cycle, and we therefore believe that our research and development expenses will not significantly increase for 2009.

                 Selling and Marketing Expenses.  Selling and marketing expenses increased from $5.8 million for the year ended December 31, 2007 to $6.3 million for the year ended December 31, 2008, an increase of 8.8%. The increase is primarily attributable to the increase in our direct sales force from nine persons as of December 31, 2007 to 12 persons as of December 31, 2008 and an increase in distributor commissions related to the growth in our non-US sales. Selling and marketing expenses as a percentage of revenues increased from 24% for the year ended December 31, 2007 to 25% for the year ended December 31, 2008. Selling and marketing expenses for the years ended December 31, 2007 and 2008 include $125,000 and $260,000, respectively, of stock-based compensation recorded under SFAS 123(R).

                General and Administrative Expenses.  General and administrative expenses increased from $2.8 million for the year ended December 31, 2007 to $3.6 million for the year ended December 31, 2008, an increase of 27.7%. The increase is primarily attributable to costs associated with us being a U.S. public company and our compliance with the requirements of the Sarbanes-Oxley Act. General and administrative expenses as a percentage of revenues increased from approximately 12% for the year ended December 31, 2007 to approximately 14% for the year ended December 31, 2008. General and administrative expenses for the years ended December 31, 2007 and 2008 include $9,000 and $25,000, respectively, of stock-based compensation recorded under SFAS 123(R).

                 Financial Income, Net.  Financial income, net decreased from $1.6 million for the year ended December 31, 2007 to $1.0 million for the year ended December 31, 2008, a decrease of approximately 32.3%. The decrease is primarily attributable to lower interest rates on our cash balances and marketable securities and the depreciation of the Euro, Canadian dollar and British pound against the U.S. dollar, which decreased the U.S. dollar value of our cash balances in those currencies. We expect our financial income to decrease in 2009 as a result of the decrease in prevailing interest rates.

                 Income Tax Expense. Income tax expenses were $900,000 for the year ended December 31, 2007, or a 16% effective tax rate, compared to $600,000, or a 17% effective tax rate, for the year ended December 31, 2008. The increase in our effective tax rate in the year ended December 31, 2008 was primarily attributable to a slight change in the mix of sales in local countries and jurisdictions where we do business.

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

                 Cost of Revenues. Cost of services increased from $5.6 million for the year ended December 31, 2006 to $8.1 million for the year ended December 31, 2007, an increase of 46%. This increase is attributable to the expansion of our professional services, including the expansion of our Canadian-based subsidiary and the establishment of our Hong Kong subsidiary in July 2006, and an increased use of specialized sub-contractors with security clearances necessary for our government projects. Cost of products increased from $31,000 for the year ended December 31, 2006 to $374,000 for the year ended December 31, 2007, primarily due to purchases of software components required for our offering to the LIS market, which we recently entered. Cost of revenues for the years ended December 31, 2006 and 2007 includes $18,000 and $27,000, respectively, of stock-based compensation recorded under FASB SFAS 123(R).

                 Gross Profit.  Gross profit as a percentage of revenues decreased from 72% for the year ended December 31, 2006 to 64% for the year ended December 31, 2007. This decrease was primarily a result of an increased use of specialized sub-contractors with security clearances necessary for our government projects and increased cost of goods due to our entry into the LIS market.

                 Research and Development Expenses.  Research and development expenses increased from $1.9 million for the year ended December 31, 2006 to $2.9 million for the year ended December 31, 2007, an increase of 54%. Such increase is primarily attributable to the establishment of our development center in Israel in November 2006. Research and development expenses as a percentage of revenues increased from 9% for the year ended December 31, 2006 to 12% for the year ended December 31, 2007. Research and development expenses for each of the years ended December 31, 2006 and 2007 include $16,000 of stock-based compensation recorded under SFAS 123(R).

                 Selling and Marketing Expenses.  Selling and marketing expenses increased from $4.7 million for the year ended December 31, 2006 to $5.8 million for the year ended December 31, 2007, an increase of 22%. Of such increase, approximately $398,000 was attributable to our trade shows and expositions, primarily our customer conference, which took place in December 2007. Selling and marketing expenses as a percentage of revenues remained constant at approximately 24% for the years ended December 31, 2006 and 2007. Selling and marketing expenses for the years ended December 31, 2006 and 2007 include $96,000 and $125,000, respectively, of stock-based compensation recorded under SFAS 123(R).

                 General and Administrative Expenses.  General and administrative expenses increased from $2.6 million for the year ended December 31, 2006 to $2.8 million for the year ended December 31, 2007, an increase of 6%. An increase of approximately $271,000 was attributed to increased professional services fees and insurance expenses due to our initial public offering in the United States in May 2007. General and administrative expenses as a percentage of revenues decreased from approximately 13% for the year ended December 31, 2006 to approximately 12% for the year ended December 31, 2007. This decrease is due to the increase in our revenues, while the majority of our general and administrative expenses are of a fixed nature. General and administrative expenses for the years ended December 31, 2006 and 2007 include $11,000 and $9,000, respectively, of stock-based compensation recorded under SFAS 123(R).

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

Quarterly Results of Operations

                The following tables set forth certain quarterly financial information for each of the eight fiscal quarters ended December 31, 2008, in dollars and as a percentage of revenues. In management’s opinion, this data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this annual report and include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results that we might achieve for any future periods.

	For the Three Month Periods Ended

	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008

	(Unaudited) (U.S. dollars in thousands)

Statement of Income Data:
Revenues
Software licensing	$2,679	$2,032	$2,816	$3,129	$3,655	$2,393	$1,518	$2,672
Maintenance	727	790	814	910	1,005	1,318	1,445	1,466
Services	2,001	2,699	2,526	2,652	2,309	2,435	2,173	2,853

Total Revenues	5,407	5,521	6,156	6,691	6,969	6,146	5,136	6,991
Cost of Revenues	1,826	2,010	1,981	2,652	2,453	2,211	2,316	2,566

Gross Profit	3,581	3,511	4,175	4,039	4,516	3,935	2,820	4,425
Research and development expenses	676	669	705	822	833	856	901	818
Selling and marketing expenses	1,165	1,332	1,481	1,814	1,681	1,598	1,215	1,805
General and administrative expenses	573	671	757	798	904	832	783	1,054

Operating income	1,167	839	1,232	605	1,098	649	(79)	748
Financial income, net	131	222	569	629	550	316	122	62

Income before income tax	1,298	1,061	1,801	1,234	1,648	965	43	810
Income tax expense	187	196	249	253	278	170	4	137

Net income	$1,111	$865	$1,552	$981	$1,370	$795	$39	$673

	For the Three Month Periods Ended

	Mar. 31, 2007	June 30, 2007	Sept. 30, 2007	Dec. 31, 2007	Mar. 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008

	(Unaudited)

As a percentage of total revenues:
Revenues
Software licensing	49.5%	36.8%	45.8%	46.8%	52.4%	38.9%	29.6%	38.2%
Maintenance	13.5	14.3	13.2	13.6	14.4	21.4	28.1	21.0
Services	37.0	48.9	41.0	39.6	33.2	39.7	42.3	40.8

Total Revenues	100%	100%	100	100%	100%	100%	100%	100%
Cost of Revenues	33.8	36.4	32.2	39.6	35.2	36.0	45.1	36.7

Gross Profit	66.2	63.6	67.8	60.4	64.8	64.0	54.9	63.3
Research and development expenses	12.5	12.1	11.5	12.3	12.0	13.9	17.5	11.7
Selling and marketing expenses	21.5	24.1	24.1	27.1	24.1	26.0	23.7	25.8
General and administrative expenses	10.6	12.2	12.3	11.9	12.9	13.5	15.2	15.1

Operating income	21.6	15.2	20	9.0	15.8	10.6	(1.5)	10.7
Financial income, net	2.4	4.0	9.2	9.4	7.8	5.1	2.3	0.9

Income before income tax	24.0	19.2	29.3	18.4	23.6	15.7	0.8	11.6
Income tax expense	3.5	3.6	4.0	3.8	3.9	2.8	0.0	2.0

Net income	20.5%	15.7%	25.2%	14.7%	19.7%	12.9%	0.8%	9.6%

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

Impact of Currency Fluctuation

                We operate in the United States, Canada, Israel, Hong Kong and the United Kingdom. Our financial results, which are reported in U.S. dollars, are affected by changes in foreign currency. In 2008, approximately 12% of our expenses were paid in Canadian dollars, 16% in NIS and 4% in British pounds, which are primarily attributable to salary and salary-related expenses related to our operations in Canada, Israel and the United Kingdom.  The U.S. dollar cost of our operations in these locations is influenced by the exchange rate between the U.S. dollar and the foregoing currencies.  During 2008, the Canadian dollar depreciated against the U.S. dollar by approximately 24%; the NIS appreciated against the U.S. dollar by approximately 1%, and the British pound depreciated against the U.S. dollar by approximately 19%.  We cannot assure you that we will not be adversely affected in the future if such currencies appreciate against the U.S. dollar.

                In addition, approximately 15% of our marketable securities ($1.1 million, as of December 31, 2008) are NIS-denominated bonds. Consequently, our financial results are affected by fluctuations in the rates of exchange between the U.S. dollar and the NIS. In 2006, 2007 and 2008, the NIS appreciated against the U.S. dollar by approximately 8%, 9% and 1%, respectively.

                In 2006, 2007 and 2008, we recorded foreign currency exchange gains of $166,000, $241,000 and $79,000, respectively.

Conditions in Israel

                We are incorporated under the laws of the State of Israel, and one of our research and development facilities is located in Israel. Two members of our management who also serve as directors, four other directors and approximately 14% of our staff is located in Israel.   See Item 3D “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Effective Corporate Tax Rate

                Israeli companies are generally subject to corporate tax on their taxable income. The applicable rate for 2008 was 27%; for 2009, the applicable rate is 26%, and for 2010 and thereafter, it will be 25%.

                In June 2006, we received a pre-ruling from the Israeli Tax Authority according to which a development center we established in November 2006 in Ashkelon, Israel will be regarded as a ‘‘Benefited Enterprise.’’  This entitles us to tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. The benefits include full exemption from corporate tax on undistributed taxable income attributable to the Benefited Enterprise, reduced tax on dividends and accelerated depreciation for manufacturing assets. For a ten year period ending December 31, 2015, any taxable income attributable to an increase in the revenues we account for in Israel over the average annual revenues for the years 2003-2005 ($3.5 million) will be tax exempt. The result of this tax benefit in 2008 was a reduction of our total tax liability by approximately $300,000 and an increase of our effective tax rate from approximately 16% to approximately 17%. The benefits are conditional on our compliance with certain conditions in the Investments Law and the terms of the pre-ruling from the Israeli Tax Authority. See Item 10E. “Additional Information - Taxation - Israeli Tax Considerations – Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

                Our taxes outside Israel are dependent on our operations in each jurisdiction as well as relevant laws and treaties. Our company and its subsidiaries are each taxed individually and not on a consolidated basis.

Recently Issued Accounting Standards

                In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS 133,” or SFAS 161.  SFAS 161 applies to all derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” or SFAS 133.  The provisions of SFAS 161 require entities to provide greater transparency through additional disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, namely January 1, 2009 for our company. The adoption of SFAS 161 is not expected to have any effect on our financial position or results of operations.

                In April 2008, the FASB issued FASB Staff Position, or FSP, No. 142-3, “Determination of the Useful Life of Intangible Assets,” or FSP 142-3.  FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142.  The objective of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), “Business Combinations,” and other U.S. generally accepted accounting principles. FSP 142-3 will be effective beginning in fiscal year 2010. We are currently evaluating the impact that FSP 142-3 will have, if at all, on our consolidated financial statements and disclosures.

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

                As of December 31, 2007, we had approximately $31.7 million in cash and cash equivalents (which consist primarily of commercial paper), $195,000 in restricted short-term deposits and $3.2 million in marketable securities. As of December 31, 2008, we had approximately $21.9 million in cash and cash equivalents, $1.2 million in short-term deposits, $338,000 in restricted short-term deposits and $7.3 million in marketable securities.

                Capital expenditures for the years ended December 31, 2007 and 2008 were approximately $523,000 and $1.7 million, respectively. The increase in capital expenditure in 2008 was primarily due to our acquisition of STARLIMS UK. We currently have no significant capital spending or purchase commitments, but expect to continue to engage in capital spending consistent with anticipated growth in our operations, infrastructure and personnel.

Cash Flows

                The following table summarizes our cash flows for the periods presented:

	Year ended December 31,

	2007	2008

	($ in thousands)

Net cash provided by operating activities	$4,131	$2,210
Net cash provided by (used in) investing activities	124	(6,934)
Net cash provided by (used in) financing activities	24,795	(4,838)
The effect of exchange rate changes on cash and cash equivalents	115	(200)

Net increase (decrease) in cash and cash equivalents	29,165	(9,762)
Cash and cash equivalents at beginning of year	2,539	31,704

Cash and cash equivalents at end of year	$31,704	$21,942

                Operating Activities.   Net cash provided by operating activities was approximately $4.1 million for the year ended December 31, 2007. This amount was primarily attributable to net income of approximately $4.5 million. Net cash provided by operating activities was approximately $2.2 million for the year ended December 31, 2008. This amount was primarily attributable to net income of approximately $2.9 million.

                Investing Activities.   Net cash provided by investing activities was approximately $124,000 for the year ended December 31, 2007. Of the cash provided by investing activities during the year ended December 31, 2007, approximately $3.2 million was provided by proceeds from the sale of marketable securities, while approximately $2.4 million was used for purchases of marketable securities and approximately $0.5 million was used for purchases of property and equipment. Net cash used in investing activities was approximately $6.9 million for the year ended December 31, 2008. Of the cash used in investing activities in 2008, approximately $5.2 million was used for purchases of marketable securities and approximately $1.2 million was invested in short-term deposits.

                Financing Activities.   Net cash provided by financing activities was $24.8 million for the year ended December 31, 2007, primarily attributable to the $26.8 million proceeds from our initial public offering in the United States in May 2007. In January 2007, we distributed a dividend of $1.9 million. Net cash used in financing activities was $4.8 million for the year ended December 31, 2008, primarily attributable to the payment of an annual dividend of an aggregate $2.9 million and the repurchase of our shares for an aggregate $1.9 million under the repurchase plan that we adopted in February 2008.

                Since our initial public offering in Israel, we have repurchased our ordinary shares under four programs authorized by our Board of Directors in 1995, 2000, 2004 and 2008, respectively. As of December 31, 2007, we had repurchased an aggregate of 1,410,869 ordinary shares for approximately $3.5 million under the first three of these programs. As of December 31, 2008, we had repurchased an aggregate of 326,308 ordinary shares for approximately $1.9 million under the repurchase plan that we adopted in February 2008. All of the repurchased shares are held by us as treasury stock other than 147,000 ordinary shares, which were sold upon exercise of employee share options.

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

C.            Research and Development

                We place considerable emphasis on research and development to expand the capabilities of our existing products, to develop new products and to improve our existing technologies. We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and technology and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers. Our investment in research and development for the years ended December 31, 2006, 2007 and 2008, was $1.9 million, $2.9 million and $3.4 million, respectively. The increase in research and development expenses in 2008 was mainly attributable to the development of our SDMS and ELN products and our ongoing efforts to build an integrated informatics platform.As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications.

                As of December 31, 2008, our research and development staff consisted of 36 employees, of whom 17 employees were located in Florida, 17 were located in Israel, one was located in Canada and one was located in the United Kingdom, compared to 34 employees as of December 31, 2007, of whom 16 employees were located in Florida and 18 were  located in Israel.

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

F.            TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2008 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(U.S. dollars in thousands)

Operating lease obligations	$1,211	$613	$428	$170	–
Other long-term liabilities reflected on the balance sheet	–	–	–	–	–

Total	$1,211	$613	$428	$170	–

                As of December 31, 2008, our principal commitments consisted of obligations outstanding under operating leases. Our capital requirements are dependent on many factors, including market acceptance of our software product offerings and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. In the last three years, we have experienced substantial increases in our expenditures as a result of the growth in our operations and personnel. We intend to increase our expenditures in the future consistent with our anticipated growth. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

                Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position with the Company

Itschak Friedman	52	Chairman of the Board of Directors and Chief Executive Officer
Dinu Toiba	54	Vice Chairman of the Board of Directors, Executive Vice President and Chief Information Officer
Chaim Friedman	48	Director and Chief Financial Officer
Eyal Guterman	50	Director, Treasurer and Risk Management Officer
Jeff Ferguson	57	Chief Operating Officer
Clive Baron	55	Chief Business Development Officer
Simon Wood	49	Executive Director of Marketing and Education
Martin Bandel (1)	49	Director
Dov Kleiman (1)	52	Outside Director
Eliane Markowitz (1)	45	Outside Director
Ron Sandak (1)	52	Director
Itzchak Zilberberg	53	Director
___________________
(1) Member of our Audit Committee

                Messrs. Itschak Friedman, Dinu Toiba, Chaim Friedman, Eyal Guterman, Martin Bandel, Ron Sandak and Itzchak Zilberberg will serve as directors until our 2009 Annual General Meeting of Shareholders, and may all stand for reelection at such meeting. Mr. Dov Kleiman and Ms. Eliane Markowitz will serve as outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2010 annual general meeting of shareholders, following which their service as outside directors may be renewed for additional three-year terms subject to certain conditions. See Item 6C. “Directors and Senior Management –Board Practices - Outside and Independent Directors.”

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

                Dinu Toiba  has served as the vice chairman of our board of directors since our initial public offering in Israel in 1993 and currently also serves as vice president and chief information officer of our company. Mr. Toiba has been responsible for the development of our software since 1990. Mr. Toiba also serves as the vice president and a director of our U.S. subsidiary, STARLIMS Corporation. Mr. Toiba holds B.Sc. and M.Sc. degrees in mathematics from the University of Bucharest.

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

                Jeff Ferguson  has served as our chief operating officer since 2003. From July 1995 until January 2003, Mr. Ferguson served as the director of enterprise systems at Applied Biosystems, an Applera Corporation subsidiary. Mr. Ferguson holds a bachelor’s degree in education from Eastern Michigan University.

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

                Martin Bandel  has served as a director of our company since January 2007 and is a member of our audit committee. Mr. Bandel also serves as a director of STARLIMS Europe Ltd. Mr. Bandel is an independent consultant. From July 2000 to February 2008, Mr. Bandel served as the chief financial officer of Manhattan Loft Corporation. From May 1993 to July 2000, Mr. Bandel served as the chief financial officer of the Cromwell Land Group at Charterhouse Plc (now part of HSBC). From January 1991 to September 1993, Mr. Bandel served as an independent strategic and financial consultant for several businesses. Mr. Bandel holds a diploma in accountancy from the City of London University and has been a member of the Institute of Chartered Accountants in England and Wales since 1982 and of the Chartered Institute of Tax since 1983.

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

                Ron Sandak  was appointed as a director of our company by our board of directors in May 2008 and is a member of our audit committee. Mr. Sandak has been a self-employed certified public accountant in Israel since 1986. Mr. Sandak has served as director or internal auditor of a number of companies traded on the Tel Aviv Stock Exchange, and was a member of our board of directors and chairman of our audit committee from 1993 to 1998. Mr. Sandak has been a member of the Institute of Chartered Accountants in Israel and a certified public accountant since January 1985.

                Itzchak Zilberberg  was appointed as a director of our company by our board of directors in May 2008. Mr. Zilberberg has been a self-employed organizational consultant since 1995. Mr. Zilberberg served as vice president, human resources at Mul-T-Lock, an Israeli publicly-traded company, from 1987 to 1995. From 1980 to 1987, Mr. Zilberberg served as a head of the organizational psychology department of the Israel Defense Force’s Engineering Corps. Mr. Zilberberg holds a bachelor’s degree in behavioral sciences from Ben-Gurion University and a master’s degree in sociology from the Hebrew University of Jerusalem.

B.           COMPENSATION

                The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2008.

	Salaries, fees, commissions and bonuses*	Pension, retirement and similar benefits

All directors and executive officers as a group (12 persons)	$1,458,000	$61,000

____________
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

                Only the non-executive members of our board directors receive compensation from us in connection with their service as directors. Until May 27, 2008 (the date of the election of Ron Sandak and Itzchak Zilberberg as directors), we paid each non-executive director an annual fee of NIS 26,800 (approximately $6,600), a fee of NIS 1,090 (approximately $250) for each meeting of the board of directors or a committee attended in person and a fee of NIS 545 (approximately $150) for each meeting of the board of directors or committee attended by phone. Effective as of May 27, 2008, we increased the fees of our three non-executive directors who are not outside directors (within the meaning of the Israeli Companies Law) to an annual fee of NIS 44,220 (approximately $11,000), a fee of NIS 2,285 (approximately $550) for each meeting of the board of directors or a committee attended in person and NIS 1,143 (approximately $350) for each meeting of the board of directors or committee attended by phone. Shareholder approval for such increase was not required in accordance with the provisions of the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law. However, according to such regulations, shareholders holding at least 1% of the voting rights in our company can object to such fee increases and demand that the matter be subject to the approval of our shareholders voting at a general meeting. Such objection must be delivered to us within 14 days following the filing date of this Form 20-F. The fees of our outside directors have not changed.

                As of December 31, 2008, one executive officer held options to purchase 132,000 ordinary shares. Of such options, options to purchase 12,000 ordinary shares, exercisable at $2.40 per share, were granted under our 2001 Stock Option Plan and expire in May 2009 and options to purchase 120,000 ordinary shares, exercisable at $6.27 per share, were granted under our 2005 Stock Option Plan and expire in March 2010. The exercise price of such options is the closing price of our ordinary shares on the TASE on the day preceding the option grant date. In addition, as of December 31, 2008, three executive officers held an aggregate of 50,500 restricted stock units, or RSUs, granted under our 2007 Restricted Stock Unit Plan. Of the outstanding RSUs, 75% will vest upon the completion of two years of continuous employment following the grant date, and an additional 25% will vest upon the completion of three years of continuous employment following the grant date. See Item 6.E., “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

                Mr. Itschak Friedman, chairman of our board of directors and our chief executive officer, and Mr. Dinu Toiba, vice chairman of our board of directors and our executive vice president and chief information officer, both of whom are also principal shareholders of our company, are employed as officers of our U.S. subsidiary, STARLIMS Corporation, under agreements entered into on November 1, 1993. During the term of their employment, Messrs. Friedman and Toiba are required to provide services in the software industry exclusively through our company. Under their respective employment agreements, Messrs. Friedman and Toiba are entitled to monthly salaries of $12,250 and $9,600, respectively, linked to the U.S. consumer price index ($18,131 and $14,209 per month, respectively, as of December 31, 2008). Both of the agreements will continue until terminated in accordance with their terms. Each of the agreements with Messrs. Friedman and Toiba may be terminated by our company without cause upon 180 days prior written notice. Messrs. Friedman and Toiba have agreed not to compete with the business of our company for two years following termination of their employment and are subject to confidentiality undertakings during and following the term of the agreement. Upon termination of their agreements for any reason, Messrs. Friedman and Toiba are entitled to payment in an amount equal to 150% of their last monthly salary, multiplied by the number of years of employment starting from January 1, 1993. Since 1993, we have paid Messrs. Friedman and Toiba one and a half months salary at the end of each year instead of them being entitled to receive the 150% of their last monthly salary payment upon termination of their respective employment. In the years ended December 31, 2006, 2007 and 2008, such payments were $25,365, $25,865 and $27,196, respectively, for Mr. Friedman and $19,878, $20,255 and $21,313, respectively, for Mr. Toiba. Under amendments to the employment agreements of such officers of June 2007 and February 2009, they will be entitled to annual salaries of $360,000 and $260,000, respectively, once a period of 45 consecutive trading days has elapsed during which the average closing price of our ordinary shares on The NASDAQ Global Market has been at least $15.50, and subject to the approval, in its sole discretion, of our audit committee. Following such adjustments, the cash severance payments would no longer be made and such officers would not be entitled to any severance payment upon the termination of their employment. Such salary adjustments would be effective for a period of five years.

                In January 1993, we entered into a management and consulting agreement with Sivanir Management under which Mr. Chaim Friedman serves as our chief financial officer on a full time basis and Mr. Eyal Guterman serves as our treasurer and risk management officer on a part time (25%) basis. For these services, we agreed to pay Sivanir Management $9,000 per month, linked to the U.S. consumer price index. We paid Sivanir Management an aggregate $150,000, $153,000 and $159,000 in each of the years ended December 31, 2006, 2007 and 2008, respectively. The agreement with Sivanir Management is renewed automatically each year for an additional one year period, unless one party notifies the other of its termination upon 180 days advanced written notice. Under amendments to our management and consulting agreement with Sivanir Management of June 2007 and February 2009, Sivanir Management will be entitled to an annual service fee of $260,000 once a period of 45 consecutive trading days has elapsed during which the average closing price of our ordinary shares on The NASDAQ Global Market has been at least $15.50, and subject to the approval, in its sole discretion, of our audit committee. Such fee adjustment would be effective for a period of five years.

C.           BOARD PRACTICES

Election of Directors

                According to the Israeli Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

                Our articles of association provide that we may have no less than two and no more than 12 directors or such greater number as may be determined from time to time at a general meeting of shareholders. Our current board of directors consists of nine directors. In accordance with our articles of association and the Israeli Companies Law, all of our directors (other than our outside directors) are elected at annual meetings of our shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our outside directors, our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meetings and hold office until the next annual meeting of shareholders following the annual meeting at which they were elected. If the annual meeting of shareholders does not elect directors, the directors elected in the preceding meeting will continue in office. Directors, other than outside directors, may be removed earlier from office by resolution passed with the approval of the majority of the voting rights represented and voting at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies on the board until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number determined by the general meeting of shareholders.

                The Israeli Companies Law requires the board of directors of a public company to determine a minimum number of directors with ‘‘accounting and financial expertise.’’  Our board of directors determined, accordingly, that at least one director must have ‘‘accounting and financial expertise.’’

                We follow Israeli law and practice, instead of the requirements of the NASDAQ Marketplace Rules, with regard to the nomination process of directors, in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election, and our shareholders may nominate candidates for election as directors by the general meeting of shareholders. See Item 16G. “Corporate Governance.”

Outside and Independent Directors

                Outside Directors.  Under the Israeli Companies Law, public companies incorporated under the laws of the State of Israel are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, its controlling shareholder or any entity controlled by the Company or its controlling shareholder. The term ‘‘relative’’ means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. In general, the term ‘‘affiliation’’ includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. Under the Israeli Companies Law, the term ‘‘office holder’’ includes a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager.

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

                At least one of the outside directors elected must have ‘‘accounting and financial expertise’’ and any other outside director must have ‘‘accounting and financial expertise’’ or ‘‘professional qualification’’ as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, are not required to appoint an outside director with such ‘accounting and financial expertise’ if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have such ‘professional qualification.’

                The outside directors are elected by shareholders at a general meeting, provided that either:

•	the majority of shares voted at the meeting (not including abstentions), including at least one-third of the shares of the non-controlling shareholders voted at the meeting, vote in favor of the outside director; or

•	the majority of shares voted at the meeting (not including abstentions) vote in favor of the outside director and the total number of shares held by non-controlling shareholders that voted against the election of the outside director does not exceed one percent of all of the voting rights in the company.

                In general, outside directors serve for a three-year term and may be reelected to one additional three-year term. However, Israeli companies that are listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an outside director for further terms of not more than three years, each such reappointment being subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for a third term or more is in the best interest of the company.

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

                Our Board of Directors has two outside directors under Israeli law, Mr. Dov Kleiman, who has ‘‘accounting and financial expertise,’’ and Ms. Eliane Markowitz, who has ‘‘professional qualification,’’ as such terms are defined under the Israeli Companies Law.

                Independent Directors.   In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and that its audit committee consist solely of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. We currently comply with such requirements. Our Board of Directors has determined that each of Mr. Martin Bandel, Mr. Dov Kleiman, Ms. Eliane Markowitz, Mr. Ron Sandak and Mr. Itzchak Zilberberg qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ. Mr. Dov Kleiman and Ms. Eliane Markowitz are also our outside directors within the meaning of the Israeli Companies Law.

                In addition, under a recent amendment to the Israeli Companies Law, Israeli public companies may determine in their articles of association the number of independent directors, within the meaning of the Israeli Companies Law, that must serve on their board of directors. Under the Israeli Companies Law, such companies may further elect to adopt a provision in their articles of association whereby, in the event that there is no controlling shareholder or a ‘‘control block’’ in the company, the board of directors will have a majority of independent directors, and in the event that a controlling shareholder or a ‘‘control block’’ does exist in the company, at least one third of the board members will be independent directors. The term ‘‘control block’’ means shares conferring 25% or more of the voting rights in the company. A director who qualifies as an outside director within the meaning of the Israeli Companies Law and that the audit committee has approved such qualification, and who has not served as a director of the company for more than nine consecutive years, constitutes an ‘‘independent director” under the Israeli Companies Law. We have not included such a provision in our articles of association since our board of directors complies with the independent director requirements of the NASDAQ Marketplace Rules described above.

Audit Committee

                Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include: the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives. Under the Israeli Companies Law, the role of the audit committee is to identify faults in the business practices of the company, among other things, by consulting with the company’s independent registered public accounting firm and internal auditor, and to make recommendations to the board for remedying such faults. In addition, under the Israeli Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders.

                In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective ‘‘independence’’ requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

                Our audit committee consists of four members, Martin Bandel, Dov Kleiman, Eliane Markowitz and Ron Sandak, all of whom satisfy the respective ‘‘independence’’ requirements of the Securities and Exchange Commission and NASDAQ and are financially literate. Our board of directors has determined that each of Martin Bandel, Dov Kleiman and Ron Sandak qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. We believe that the composition and function of the audit committee comply with the requirements of Israeli law, the Securities and Exchange Commission and NASDAQ Marketplace Rules.

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

Directors’ Service Contracts

                Our U.S. subsidiary, STARLIMS Corporation, has entered into employment agreements with each of Mr. Itschak Friedman, our chief executive officer, who is also the chairman of our board of directors, and Mr. Dinu Toiba, our executive vice president and chief information officer, who is also vice chairman of our board of directors. See Item 6B. “Directors, Senior Management and Employees - Compensation.’’

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

                The indemnification provisions in a company’s articles of association may include:

•	a provision allowing the company to undertake in advance to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of events which the company’s board of directors deems foreseeable considering the company’s actual operations at the time of the undertaking, and to an amount or standard that the board of directors has determined as reasonable under the circumstances; and

•	a provision allowing the company to retroactively indemnify an office holder.

                Our articles of association permit us to indemnify our office holders in accordance with the Israeli Companies Law as currently in effect. We have provided each of our directors and officers, other than our two recent director appointees, a letter of indemnification for liabilities or expenses incurred as a result of their acts in their capacity as directors and officers of our company, in an aggregate amount not to exceed $3.5 million, to the extent that their liability is not covered under our directors’ and officers’ liability insurance policy.  The two new directors also will receive such a letter if our shareholders approve the same at our upcoming annual general meeting.

                 Limitations on Exemption, Insurance and Indemnification. The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following:

•	a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

•	any act or omission committed with intent to derive an unlawful personal gain; and

•	any fine or forfeiture imposed on the office holder.

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

D.            EMPLOYEES

                At December 31, 2008, we employed 162 full-time employees. Of these full-time employees, 21 employees were engaged in management and administration, 21 employees were engaged in sales and marketing, 84 employees were engaged in implementation and support and 36 employees were engaged in research and development. Of such employees, 105 were located in North America, 23 were located in the Asia Pacific region and 34 were located in Europe and the Middle East.

                At December 31, 2007, we employed 153 full-time employees. Of these full-time employees, 17 employees were engaged in management and administration, 18 employees were engaged in sales and marketing, 84 employees were engaged in implementation and support and 34 employees were engaged in research and development. Of such employees, 107 were located in North America, 20 were located in the Asia Pacific region and 26 were located in Europe and the Middle East.

                At December 31, 2006, we employed 148 full-time employees. Of these full-time employees, 17 employees were engaged in management and administration, 17 employees were engaged in sales and marketing, 82 employees were engaged in implementation and support and 32 employees were engaged in research and development. Of such employees, 113 were located in North America, 14 were located in the Asia Pacific region and 21 were located in Europe and the Middle East.

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

                We are subject to the labor laws and regulations of jurisdictions in the world where we have employees. With respect to our Israeli employees, Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). Our employees are not represented by any labor union. Since our inception, we believe that our relations with our employees are satisfactory.

E.            SHARE OWNERSHIP

                The following table sets forth certain information as of March 23, 2009 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)

Itschak Friedman	1,540,256	(3)	18.32%
Dinu Toiba	750,000	(3)	8.92%
Chaim Friedman	576,670	(3)(4)	6.86%
Eyal Guterman	379,852	(4)	4.52%
Jeff Ferguson	134,970	(5)	1.57%
Clive Baron	–		–
Simon Wood	–		–
Martin Bandel	–		–
Dov Kleiman	–		–
Eliane Markowitz	–		–
Ron Sandak	–		–
Itzchak Zilberberg	1,165		*

__________
* Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,407,742 ordinary shares issued and outstanding as of March 23, 2009 (excluding 1,590,177 ordinary shares held as treasury stock).

(3)	Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005. The voting agreement also grants the parties a right of first refusal on sales of each other’s shares of our company.

(4)	Includes half of the 64,703 ordinary shares held by Sivanir Ltd., an Israeli company jointly owned by Messrs. Chaim Friedman and Eyal Guterman.

(5)	Includes 132,000 shares that are subject to currently exercisable options.

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

                 Administration of the Option Plans.  The Option Plans are administered by our Board of Directors and may also be administered by a compensation committee of our Board of Directors, consisting of not fewer than two directors. In general, each member of such a compensation committee will be a non-employee director within the meaning of the Exchange Act, and an outside director within the meaning of the Internal Revenue Code of 1986, as amended. Subject to the provisions of the applicable Option Plan and applicable law, the compensation committee has the authority to establish those rules and regulations as they may deem appropriate for the proper administration of the Option Plans. Subject to the provisions of the applicable Option Plan, our Board of Directors and compensation committee have the authority to grant awards under the Option Plans, to interpret the provisions of the Option Plans and, subject to the requirements of applicable law, to prescribe, amend, and rescind rules and regulations relating to the Option Plan or any award under the Option Plans as they may deem necessary or advisable. All decisions made by our Board of Directors or the compensation committee pursuant to the provisions of the Option Plans will be final, conclusive and binding on all persons. No member of our Board of Director or compensation committee will be liable for any act performed or omitted to be performed by such member or any other member of the Board of Directors or compensation committee in connection with the Option Plans, except for the member’s own willful misconduct or as expressly provided by statute.

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

                As of December 31, 2008, options to purchase 27,750 ordinary shares were outstanding under the 2001 Plan, exercisable at an average exercise price of $2.47 per share, and options to purchase 170,000 ordinary shares were outstanding under the 2005 Plan, exercisable at an average exercise price of $6.45 per share. During 2008, our employees exercised options to purchase 9,375 ordinary shares under the 2001 Plan. No options awarded under the 2005 Plan were exercised during 2008. As of December 31, 2008, there were no ordinary shares available for future option grants under the 2001 Plan and 25,000 ordinary shares remained available for future option grants under the 2005 Plan.

2006 Employee Option Plan

                In January 2006, we adopted our Employee Option Plan, or the 2006 Israeli Plan, under which we are authorized to grant options to employees of our company and subsidiaries. The 2006 Israeli Plan is designed to reflect the provisions of the Israeli Income Tax Ordinance [New Version] - 1961, as amended, or the Israeli Tax Ordinance, which affords certain tax advantages to Israeli employees, officer and directors that are granted options in accordance with its terms. Up to 40,500 ordinary shares may be issued under the 2006 Israeli Plan; however, such number of ordinary shares is part of the aggregate 200,000 ordinary shares that may be issued under the 2005 Plan. In accordance with the Israeli Tax Ordinance and the 2006 Israeli Plan, the option awards are deposited and held in escrow for a period of at least 24 months from the date of grant.

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

                As of December 31, 2008, no options were outstanding under the 2006 Israel Plan. As of December 31, 2008, 25,000 ordinary shares were available for future option grants under the 2006 Israeli Plan; however, such number of ordinary shares is part of the aggregate ordinary shares that are available for future option grants under the 2005 Plan.

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

                As of August 13, 2008, we had awarded a total of 187,000 restricted stock units under the 2007 Plan. All of such restricted stock units terminated during the month of November 2008, when the market price of our ordinary shares fell below 50% of the grant price in each case. Concurrent with this termination, our board of directors replaced the terminated award of each employee with a new award for the same number of restricted stock units. As of December 31, 2008, we had awarded a total of 187,000 restricted stock units under the 2007 Plan, none of which is currently vested. As of December 31, 2008, 53,000 ordinary shares were available for future awards under the 2007 Plan.

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

                The following table sets forth certain information as of March 23, 2009 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)

Itschak Friedman	1,540,256	(3)	18.32%
Harel Insurance Investments and Financial Services Ltd.	852,353	(4)	10.14%
Dinu Toiba	750,000	(3)	8.92%
Chaim Friedman	576,670	(3)(5)	6.86%
Neil Gagnon	572,019	(6)	6.80%
Clal Insurance Enterprises Holdings Ltd.	559,756	(7)	6.66%

___________
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,407,742 ordinary shares issued and outstanding as of March 23, 2009 (excluding 1,590,177 ordinary shares held as treasury stock).

(3)	Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005. The voting agreement also grants the parties a right of first refusal on sales of each other’s shares of our company.

(4)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on May 5, 2008. Under the Schedule 13G,Harel Insurance Investments and Financial Services Ltd. disclaims beneficial ownership of 810,596 of the ordinary shares.

(5)	Includes half of the 64,703 ordinary shares held by Sivanir Ltd., an Israeli company jointly owned by Messrs. Chaim Friedman and Eyal Guterman.

(6)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 18, 2009. Based on the Schedule 13G/A, Gagnon Securities LLC is a registered investment adviser and furnishes investment advice to several funds, and Mr. Neil Gagnon is the managing member and the principal owner of Gagnon Securities LLC. Each of Mr. Neil Gagnon and Gagnon Securities LLC disclaims beneficial ownership of all securities held in such funds’ accounts.

(7)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2009. Under the Schedule 13G/A, Clal Insurance Enterprises Holdings Ltd., or Clal, and Clal Finance Ltd., a majority-owned subsidiary of Clal, disclaim beneficial ownership of the ordinary shares. In addition, the Schedule 13G/A states that by reason of the ownership interest of IDB Development Corporation Ltd. and IDB Holding Corporation (“IDB Holding”) in Clal, and by reason of the interests in, and relationships among them, with respect to IDB Holding, of Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat, such entities and persons may each be deemed a beneficial owner of the 559,756 ordinary shares deemed beneficially owned by Clal; however such persons and entities disclaim beneficial ownership of the 559,756 ordinary shares beneficially owned by Clal.

Significant Changes in the Ownership of Major Shareholders

                On November 20, 2007, Mr. Neil Gagnon filed a Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 439,693, or 5.04%, of our ordinary shares. On February 13, 2008, Mr. Neil Gagnon filed a Schedule 13G/A with the Securities and Exchange Commission reflecting beneficial ownership of 527,156, or 6.04%, of our ordinary shares as of December 31, 2007. On March 28, 2008, Gagnon Securities LLC, or Gagnon Securities, filed a Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 604,761, or 7.00%, of our ordinary shares as of March 30, 2008. The Schedule 13G filed by Gagnon Securities indicates that Gagnon Securities is an investment adviser and that it disclaims beneficial ownership of all securities held by its clients’ funds. In addition, such Schedule 13G indicates that prior filings were made on behalf of Gagnon Securities under the name Neil Gagnon and all future filings will be under the name of Gagnon Securities, provided that Mr. Gagnon’s personal ownership in our ordinary shares does not exceed 1% of our outstanding shares. On February 18, 2009, Gagnon Securities filed a Schedule 13G/A with the Securities and Exchange Commission reflecting beneficial ownership by it of 317,754, or 3.7%, of our ordinary shares as of December 31, 2008, and reflecting beneficial ownership by Mr. Neil Gagnon of 572,019, or 6.7%, of our ordinary shares as of such date. Each of Gagnon Securities and Mr. Neil Gagnon disclaims beneficial ownership of all securities held by the client funds of Gagnon Securities.

                Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman are parties to a voting agreement dated October 31, 1993, as amended on December 21, 2005, with respect to our ordinary shares beneficially owned by them. The voting agreement also grants the parties a right of first refusal on sales of each other’s shares of our company. Accordingly, Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman may be deemed to have shared voting power of the aggregate ordinary shares of our company beneficially owned by them. On February 13, 2008, Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman filed a Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership, in the case of Mr. Itschak Friedman, of 1,360,508 of our ordinary shares, in the case of Mr. Dinu Toiba, of 750,000 of our ordinary shares, and, in the case of Mr. Chaim Friedman, of 429,454 of our ordinary shares. Accordingly, Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman may be deemed to have shared voting power of a total of 2,539,782 of our ordinary shares beneficially owned by them as of such date. On October 28, 2008, Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman filed a Schedule 13D with the Securities and Exchange Commission reflecting beneficial ownership, in the case of Mr. Itschak Friedman, of 1,540,256, or 18.02%, of our ordinary shares, in the case of Mr. Dinu Toiba, of 750,000, or 8.78%, of our ordinary shares, and, in the case of Mr. Chaim Friedman, of 609,022, or 7.13%, of our ordinary shares. Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman may be deemed to have shared voting power of a total of 2,899,278 of our ordinary shares beneficially owned by them as of such date. Each of Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman disclaims beneficial ownership of the ordinary shares of our company that are not directly held by them or by entities controlled by them.

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

Major Shareholders Voting Rights

                Our major shareholders do not have different voting rights

Record Holders

                Based on our register of ordinary shares and information provided to us by our transfer agent, as of March 23, 2009, Cede & Co., the nominee of The Depository Trust Company, was the only holder of record of our ordinary shares in the United States, holding 2,469,641 of our ordinary shares representing approximately 29% of our outstanding shares (excluding treasury stock).  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders reside, since the record holders of a significant majority of our ordinary shares are nominees or other brokers, including Israel Discount Bank Nominees Company, which held ordinary shares representing approximately 71% of our outstanding shares as of March 23, 2009 (excluding treasury stock).

B.           RELATED PARTY TRANSACTIONS

                We have entered into a management and consulting agreement with Sivanir Management, which is jointly owned by Messrs. Chaim Friedman and Eyal Guterman, both of whom are directors of our company. Under the agreement, Mr. Chaim Friedman serves as our chief financial officer on a full time basis and Mr. Eyal Guterman serves as our treasurer and risk management officer on a part time basis, devoting approximately 25% of his business time and attention to our company. We paid Sivanir Management an aggregate of $150,000, $153,000 and $159,000 in each of the years ended December 31, 2006, 2007 and 2008, respectively. See Item 6B. “Directors, Senior Management and Employees - Compensation.’’

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

Dividend Distribution Policy

                We paid dividends of NIS 1.00 per ordinary share in January 2006, NIS 1.25 per ordinary share in January 2007, and NIS 1.15 per ordinary share in June 2008. Although we paid dividends on an annual basis during the five years prior to our initial public offering in the United States in May 2007, and once again in June 2008, we do not currently have a dividend distribution policy in place. Future dividend distributions are subject to the discretion of our board of directors and will depend on a number of factors, including our operating results, future capital resources available for distribution, capital requirements, financial condition, the tax implications of dividend distributions on our income, future prospects and any other factors our board of directors may deem relevant.

                The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of profits (as defined by the Israeli Companies Law) or otherwise upon the permission of the court. “Profits’’ are defined in the Israeli Companies Law as the balance of surpluses, or the surpluses accumulated over the past two years, whichever is the greater, in accordance with the latest adjusted financial statements, audited or reviewed, prepared by the company, provided that the date in respect of which the statements were prepared is no earlier than six months prior to the date of distribution. ‘‘Surplus’’ means sums included in a company’s shareholders’ equity originating from the net profit of the company, as determined according to generally accepted accounting principles, and sums other than share capital or premiums that are included in shareholders’ equity under generally accepted accounting principles and the Minister of Justice prescribed that they are to be considered surplus.

                In the event that we distribute cash dividends from tax exempt income attributable to any of our Approved Enterprise or Benefited Enterprise, we would have to pay corporate tax in respect of the amount distributed. See Item 10E. “Additional Information - Taxation - Israeli Tax Considerations – Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

B.           Significant Changes

                Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2008.

ITEM 9.            THE OFFER AND LISTING

A.            OFFER AND LISTING DETAILS

Annual Stock Information

                The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange

Year	High	Low	High	Low

2004	–	–	$4.00	$1.69
2005	–	–	$10.36	$3.52
2006	–	–	$10.94	$7.35
2007*	$13.78	$10.60	$14.20	$10.03
2008	$10.99	$3.15	$10.74	$3.29

____________
*  Prices of our ordinary shares on the NASDAQ Global Market for 2007 are from May 21, 2007 only.

Quarterly Stock Information

                The following table sets forth, for each of the full financial quarters in the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2007
First Quarter	–	–	$12.43	$10.03
Second Quarter*	$13.78	$12.45	$14.20	$11.84
Third Quarter	$13.07	$10.77	$12.67	$10.37
Fourth Quarter	$12.50	$10.60	$12.63	$10.36

2008
First Quarter	$10.99	$6.25	$10.74	$6.15
Second Quarter	$8.39	$6.52	$8.26	$6.28
Third Quarter	$8.09	$6.02	$7.64	$5.94
Fourth Quarter	$6.77	$3.15	$6.36	$3.29

__________
*  Prices of our ordinary shares on the NASDAQ Global Market are from May 21, 2007.

Monthly Stock Information

                The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange

	High	Low	High	Low

October 2008	$6.77	$3.36	$6.36	$3.48
November 2008	$4.00	$3.23	$3.83	$3.35
December 2008	$4.36	$3.15	$4.09	$3.29
January 2009	$4.80	$4.24	$4.74	$4.10
February 2009	$4.99	$4.30	$4.97	$4.25
March 2009 (until March 23)	$4.76	$3.72	$4.95	$3.88

B.           PLAN OF DISTRIBUTION

                Not applicable.

C.           MARKETS

                In November 1993, we completed an initial public offering of our ordinary shares in Israel and our ordinary shares have traded on the Tel Aviv Stock Exchange since such time. Since our public offering in the United States in May 2007, our ordinary shares have also been listed on the NASDAQ Global Market (symbol: LIMS).

D.           SELLING SHAREHOLDERS

                Not applicable.

E.            DILUTION

                Not applicable.

F.            EXPENSE OF THE ISSUE

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

                The rights attached to the ordinary shares are as follows:

                Dividend and Liquidation Rights.   The holders of our ordinary shares are entitled to their proportionate share of any cash dividend, share dividend or dividend in kind subsequently declared with respect to our ordinary shares. Dividends are paid to the holders of ordinary shares proportionate to the amounts that were paid up or were treated as having been paid up on the par value of the shares that they hold. Under the Israeli Companies Law a company may effect a distribution out of its profits (as defined by the Israeli Companies Law) provided that there is no reasonable concern that such distribution might deprive the company of its ability to meet its existing and anticipated liabilities as they become due. ‘‘Profits’’ are defined in the Israeli Companies Law as the balance of surpluses, or the surpluses accumulated over the past two years, whichever is the greater, in accordance with the latest adjusted financial statements, audited or reviewed, prepared by the company, provided that the date in respect of which the statements were prepared is no earlier than six months prior to the date of distribution. ‘‘Surplus’’ means sums included in a company’s shareholders’ equity originating from the net profit of the company, as determined according to generally accepted accounting principles, and sums other than share capital or premiums that are included in shareholders’ equity under generally accepted accounting principles and the Minister of Justice prescribed that they are to be considered surplus.

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

                Pursuant to our articles of association, our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders. If directors have not been elected at the general meeting, the directors who were elected at the previous meeting will continue in office. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. For information regarding the election of outside directors, see Item 6C. “Directors and Senior Management –Board Practices - Outside and Independent Directors.”

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

                Limitations on any existing or prospective major shareholder.  See Item 6C. “Directors and Senior Management –Board Practices - Approval of Related Party Transactions Under Israeli Law.”

Modification of Rights Attached to Shares

                The Israeli Companies Law provides that, unless otherwise provided by the articles of association, the rights of a particular class of shares may not be adversely modified without the approval of a separate class meeting of the affected class.

Annual and Special Meetings

                Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting. Depending on the matter to be voted upon, in general notice of at least 14 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as ‘‘special general meetings.’’  In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. The chairman of the board of directors presides at each of our general meetings. If there is no chairman or he or she is absent from the meeting within 15 minutes from the time set for the meeting or if he or she refuses to take the chair at the meeting, the members that are present may elect one of the directors as chairman of the meeting or where no director is present or if all the directors who are present refuse to take the chair – one of the members present may be elected to chair the meeting. The chairman of the board of directors is not entitled to a vote at a general meeting in his or her capacity as chairman.

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

Anti-Takeover Provisions; Mergers and Acquisitions

                Tender Offer . A person wishing to acquire shares, or any class of shares, of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital, or a class of shares, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or the class of shares, as the case may be. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to determine that the consideration for the acquired shares is less than the shares’ fair value and that the acquiring party should pay the shares’ fair value. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, or of the relevant class of shares, as the case may be, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would own over 90% of the company’s issued and outstanding share capital, or of the relevant class of shares.

                The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of a ‘‘control block.’’  Under the Israeli Companies Law shares conferring 25% or more of the voting rights in the company constitute a ‘‘control block.’’  The requirement for a tender offer does not apply if there is already another holder of a control block. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the acquirer would hold more than 45% of the voting rights in the company, unless there is another person holding more than 45% of the voting rights in the company. These requirements do not apply if:

•	the acquisition was made in a private placement the object of which was to confer to the acquiring party a ‘‘control block’’ where there is no holder of a ‘‘control block,’’ or to confer to the acquiring party 45% of the voting rights in the company where there is no holder of 45% of the voting rights in the company, and the private placement received the general meeting’s approval; or

•	the acquisition was from the holder of a ‘‘control block’’ and resulted in a person becoming the holder of a ‘‘control block;’’ or

•	the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in a person becoming a holder of more than 45% of the voting rights in the company.

                Merger .   The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, except under certain circumstances specified below, by the majority of each party’s shares voted on the proposed merger at a shareholders meeting convened upon prior notice of at least 35 days (which may be shortened to 14 days in certain circumstances). A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

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

•	Notwithstanding the foregoing, a merger is not subject to the approval of the shareholders of the target company if the target company is a wholly-owned subsidiary of the surviving company. A merger is not subject to the approval of the shareholders of the surviving company if:

•	the merger does not require the alteration of the memorandum or articles of association of the surviving company;

•	the acquiring company would not issue more than 20% of the voting rights thereof to the shareholders of the target company in the course of the merger and no person will become, as a result of the merger, a controlling shareholder of the surviving company, on a fully diluted basis;

•	neither the target company, nor any shareholder that holds 25% of the means of control of the target company is a shareholder of the surviving company; and

•	there is no person that holds 25% or more of the means of control in both companies.

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

D.            EXCHANGE CONTROLS

                The Israeli Currency Control Law, 5738-1978 provides that transactions in foreign currencies, and transactions with foreign residents, require a permit. Since 1998, when a new “general permit” was issued under the law, there have been no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions.

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

General Corporate Tax Structure

                Israeli companies were subject to corporate tax at the rate of 27% on taxable income for the year 2008 and were subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. The applicable corporate tax for 2009 is 26%; for 2010 and thereafter, the applicable tax rate will be 25%. However, the effective tax rate payable by a company that derives income from a benefited enterprise as further discussed below may be lower.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

                Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, Industrial Companies (as defined below) are entitled to the following tax benefits:

•	amortization of the expenses incurred in the purchase of know-how and patents, over an eight-year period;

•	expenses related to a public offering are deductible over a three-year period;

•	the right to file, under specified conditions, a consolidated tax return with other Israeli Industrial Companies under the same control that engage in the same economic sector; and

•	accelerated depreciation rates on equipment and buildings.

                Under the Industry Encouragement Law, an ‘‘Industrial Company’’ is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, exclusive of income from government loans, capital gains, interest and dividends, is derived from an ‘‘Industrial Enterprise’’ owned by it. An ‘‘Industrial Enterprise’’ is defined as an enterprise whose major activity in a given tax year is industrial production activity.

                We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

                The Law for the Encouragement of Capital Investment, 1959, or the Investment Law, provides that certain capital investments in production facilities that contribute to the economic independence of the Israeli economy and are deemed competitive facilities that contribute to the Israeli gross domestic product may, subject to the conditions specified in the law, be entitled to the status of an ‘‘Approved Enterprise.’’  A company having an Approved Enterprise is entitled to certain benefits, including Israeli Government cash grants and tax benefits.

                The Investment Law specifies certain conditions that an Approved Enterprise has to comply with, including compliance with the definition of an ‘‘Industrial Enterprise’’ as detailed in the Investment Law and minimum capital investments. In addition, for the status of an Approved Enterprise an entity must comply with at least one of the following conditions during the period of entitlement in order to enjoy the benefits:

•	that the Approved Enterprise engage primarily in biotechnology or nanotechnology and receive the prior approval of the Chairman of the Industrial Research and Technology Administration confirming this; or

•	that the Approved Enterprise’s revenues from any single country do not exceed 75% of the Approved Enterprise’s total revenues; or

•	that 25% of the Approved Enterprise’s revenues during the benefits period derive from sales within a single country with a population of at least 12 million.

                We monitor annually our compliance with the relevant conditions in order to ensure that we preserve our status as an Approved Enterprise.

                An Approved Enterprise that complies with one of the foregoing conditions and other terms specified in the Investment Law is a ‘‘Benefited Enterprise.’’  A Benefited Enterprise is entitled to accelerated depreciation for its manufacturing assets. In addition, a Benefited Enterprise is entitled to full exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% on undistributed income for the remainder of the benefits period. The duration of the remainder of the benefits period varies, depending on the level of foreign investment in the enterprise in each year, and the location of the enterprise. The scope of the reduction in the corporate tax rate is also dependant on the level of foreign investment in the enterprise. Foreign investment is determined pursuant to the percentage of a company’s share capital (conferring rights to profits, voting and appointment of directors) and shareholders loans owned by non-Israeli residents. The minimum amount of foreign investment for purposes of the Investment Law is NIS 5.0 million. A Benefited Enterprise located in Development Zone A, where we established a development center in November 2006, is exempt from corporate tax on undistributed income for ten years. A Benefited Enterprise located in Development Zone B is exempt from corporate tax on undistributed income for six years, and subject to a reduced corporate tax rate of 25% in the seventh year. A Benefited Enterprise located in an area other than Zone A or B is exempt from corporate tax on undistributed income for two years and subject to a reduced corporate tax rate of 25% in the following four years. However, if the enterprise has a foreign investment of 25% or more it will enjoy a reduced corporate tax rate during the four years following the six years of full exemption if located in Zone B, or if located in an area other than Zone A or B it will enjoy a reduced corporate tax rate during the eight years following the two years of full exemption. The reduced corporate tax rate would be 25%, unless the enterprise has a foreign investment of 49% or more. If the foreign investment is 49% or more but less than 74%, the reduced corporate tax rate would be 20%, if the foreign investment is 74% or more but less than 90% the reduced corporate tax rate would be 15%, and if the foreign investment is 90% or more the reduced corporate tax rate would be 10%. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year.

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

                In June 2006, we received a pre-ruling from the Israeli Tax Authority confirming that a development center which we established in November 2006 in the industrial zone of Ashkelon, Israel will be regarded a Benefited Enterprise. Benefited Enterprises located in this area, which is qualified as Zone A, may elect between a full exemption from corporate tax on undistributed profits or a reduced corporate tax of 11.5%. We have elected the full exemption option, which will apply to taxable income attributable to the Benefited Enterprise. In addition, we have retained earnings in the amount of $355,000 from an investment that was recognized as an Approved Enterprise and whose benefit period terminated in 1997, and retained earnings of approximately $3.2 million from an investment that was recognized as a Benefited Enterprise and whose benefit period will terminate in 2015. If these earnings were distributed as a dividend by the company, they would be subject to 25% corporate tax (or 33.33% under certain conditions), in addition to the income tax that will apply with respect to the dividend income paid to our shareholders.

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

Special Provisions Relating to Taxation under Inflationary Conditions

                The Israeli tax ordinance and regulations promulgated thereunder allow ‘‘Foreign-Invested Companies,’’ as defined in the Investments Law, that maintain their accounts in U.S. dollars in compliance with regulations published by the Israeli Minister of Finance, referred to as the Dollar Regulations, to base their tax returns on their operating results as reflected in their U.S. dollar financial statements. For these purposes, a Foreign-Invested Company is a company (i) more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, are held by persons who are not residents of Israel; and (ii) more than 25% of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the U.S. dollar exchange rate cannot change such election for a period of three years following the election. We qualify as a ‘‘Foreign-Invested Company’’ and elected to measure our results for tax purposes in the years 2008-2011 based on the U.S. dollar exchange rate. Our Israeli subsidiaries are taxed under the Dollar Regulations for the years 2008 to 2010.

                Through tax year 2007, our company was taxed under the provisions of The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, pursuant to which, results for tax purposes were measured in real terms, based on changes in the Israeli consumer price index. On February 26, 2008, the Israeli Parliament (the Knesset) enacted an amendment to the Inflationary Adjustments Law according to which the effective period of the Inflationary Adjustments Law ceased at the end of the 2007 tax year and as of the 2008 tax year, the provisions of the law no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations. In accordance with the amendment, commencing the 2008 tax year, income for tax purposes will no longer be adjusted to a real (net of inflation) measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses will no longer be linked to the Israeli consumer price index. However, the provisions regarding Foreign-Invested Companies remain in force.

Taxation of our Shareholders

Taxation of Non-Israeli Shareholders

                Taxation of Non-Israeli Shareholders on Receipt of Dividends.  According to Israeli tax law, non-Israeli residents are subject to income tax on income accrued or derived from sources in Israel. Dividends distributed by a company resident in Israel are deemed income accrued or derived from sources in Israel.

                Unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence, dividends from income attributed to our ‘‘Approved Enterprise’’ will be subject to income tax in Israel at the rate of 15%, and dividends from income which is not attributed to an ‘‘Approved Enterprise’’ will be subject to income tax in Israel at the rate of 20%, except for dividend distributed to ‘‘a substantial shareholder’’ which will be subject to tax at the rate of 25%. A ‘‘substantial shareholder’’ is a shareholder holding, either directly or indirectly, alone or together with another, at least 10% of any means of control in a company. The term ‘‘together with another’’ means together with a relative, or together with someone who is not a relative with whom the individual, either directly or indirectly, usually cooperates, pursuant to an agreement, with respect to the material affairs of the company. The relevant holdings for the purpose of determining whether a shareholder is a substantial shareholder are the shareholder’s holdings at the time of the distribution and at any time during the 12 months preceding the distribution. These taxes will be withheld at source from the amounts distributed as dividends. The withholding tax from dividends derived from traded securities by a ‘‘substantial shareholders’’ is limited to 25%.

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

Taxation of Israeli Shareholders

                Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 20%, or 25% for a shareholder that is considered a material shareholder (within the meaning of the Israeli Income Tax Ordinance) at any time during the 12-month period preceding such distribution. Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the 25% tax rate.

                Dividends paid from income derived from any of our approved enterprises or benefited enterprises are subject to tax, which is withheld at the source, at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability to this tax rate.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

                The following discussion summarizes the material U.S. federal income tax considerations applicable to the purchase, ownership and disposition of our ordinary shares. Unless otherwise stated, this summary deals only with shareholders that are U.S. Holders (as defined below) who hold their ordinary shares as capital assets.

                As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who is:

•	an individual citizen or resident of the United States or an individual treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (A)(i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (B) such trust validly elects to be treated as a United States person.

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

                This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the US-Israel Tax Treaty, each as in effect as of the date of this annual report. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

•	insurance companies;

•	dealers in stocks, securities or currencies;

•	financial institutions and financial services entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that receive ordinary shares in connection with the performance of services;

•	tax-exempt organizations;

•	persons that hold ordinary shares as part of a straddle or appreciated financial position or as part of a hedging, conversion or other integrated instrument;

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as consideration for their services;

•	individual retirement and other tax-deferred accounts;

•	expatriates of the United States and certain former long-term residents of the United States;

•	persons liable for the alternative minimum tax;

•	persons having a “functional currency” other than the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more, by voting power or value, of our company.

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

                Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

•	that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and, if a tax treaty applies, is attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States; or

•	in the case of any gain realized by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

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

                As an alternative to making a QEF election, a U.S. Holder of passive foreign investment company stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark to market election is made, is generally treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in its income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a passive foreign investment company, will be capital gain or loss. The mark-to-market election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a passive foreign investment company that is “regularly traded” on a “qualified exchange or other market.”  Generally, a “qualified exchange or other market” includes a national securities exchange that is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Exchange Act. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that The NASDAQ Global Market will constitute a qualified exchange or other market for this purpose. However, we can not be certain that our ordinary shares will continue to trade on The NASDAQ Global Market or that the ordinary shares will be regularly traded for this purpose.

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

F.             DIVIDEND AND PAYING AGENTS

                Not applicable.

G.            STATEMENT BY EXPERTS

                Not applicable.

H.            DOCUMENTS ON DISPLAY

                We are subject to the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

                As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been audited by an independent registered public accounting firm, and we file reports with the Securities and Exchange Commission on Form 6-K containing (among other things) unaudited condensed interim financial information for the first three quarters of each fiscal year and press releases. We post our annual report on Form 20-F and Form 6-Ks on our website (www.starlims.com) promptly following their filing with the Securities and Exchange Commission.  The information on our website is not incorporated by reference into this annual report.

                This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov). You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission’s website at http://www.sec.gov.  The Exchange Act file number for our Securities and Exchange Commission filings is 001-33487.

                The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

                The documents concerning our company referred to in this annual report may also be inspected at our offices located at32B Habarzel Street, Tel Aviv 69710, Israel.

I.             SUBSIDIARY INFORMATION

                Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

                We do not believe that we have any material exposure to interest rate risk other than sensitivity to prevailing interest rates that may affect income from our cash deposits, commercial paper and marketable securities.

Foreign Currency Exchange Risk

                We operate in the United States, Canada, Israel, Hong Kong and the United Kingdom. Our financial results, which are reported in U.S. dollars, are affected by changes in foreign currency. In 2008, approximately 12% of our expenses were paid in Canadian dollars, 16% in NIS and 4% in British pounds, which are primarily attributable to salary and salary-related expenses related to our operations in Canada, Israel and the United Kingdom.  The U.S. dollar cost of our operations in these locations is influenced by the exchange rate between the U.S. dollar and the foregoing currencies.  During 2008, the Canadian dollar depreciated against the U.S. dollar by approximately 24%; the NIS appreciated against the U.S. dollar by approximately 1%, and the British pound depreciated against the U.S. dollar by approximately 19%.  We cannot assure you that we will not be adversely affected in the future if the such currencies appreciate against the U.S. dollar.

                In addition, approximately 15% of our marketable securities ($1.1 million, as of December 31, 2008) are NIS-denominated bonds. Consequently, our financial results are affected by fluctuations in the rates of exchange between the U.S. dollar and the NIS. In 2006, 2007 and 2008, the NIS appreciated against the U.S. dollar by approximately 8%, 9% and 1%, respectively.

                In 2006, 2007 and 2008, we recorded foreign currency exchange gains of $166,000, $241,000 and $79,000, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

                None.

Use of Proceeds

                We sold an aggregate of 2,226,300 ordinary shares (including over allotment option shares) in our initial public offering on May 23, 2007. The aggregate offering price was approximately $30.1 million. The amount of underwriting discount paid by us in the offering was $2.1 million and the costs of the offering, not including the underwriting discount, were approximately $1.3 million. The net proceeds that we received as a result of the offering were approximately $27 million. None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning 10% or more of any class of our equity securities, or to any of our affiliates. As of December 31, 2008, all of our net proceeds were in cash and cash equivalents and marketable securities. We intend to use such net proceeds for general corporate purposes, including working capital and capital expenditures.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

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

Management’s Annual Report on Internal Control over Financial Reporting

                Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

                Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

                Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2008, our internal control over financial reporting is effective.

                This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

                There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

                Our board of directors has determined that each of Dov Kleiman, Martin Bandel and Ron Sandak, each of whom is an independent director, qualifies as an audit committee financial expert as defined by rules of the Securities and Exchange Commission.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

                The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm. Since the listing of our ordinary shares on the NASDAQ Global Market in May 2007, all of such fees were pre-approved in advance by our Audit Committee.

	Year Ended December 31,

Services Rendered	2007	2008

Audit (1)	$100,000	$111,000
Audit-related	–	–
Tax (2)	56,000	33,000
Other (3)	171,000	–

Total	$327,000	$144,000
______________
(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit and reviews of our interim financial results submitted to the Securities and Exchange Commission on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees relate to services provided by tax experts of our independent registered public accounting firm in connection with transfer pricing and Israeli tax matters.

(3)	Other fees in 2007 primarily relate to services provided in connection with our initial public offering in the United States in May 2007.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

              Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

                In February 2008, we adopted a share repurchase program, allowing us to repurchase our ordinary shares over a period of 18 months in the open market, at times and prices that management considers appropriate, taking into account prevailing market conditions and other corporate considerations. The program limits us to aggregate purchases of up to $2.0 million. As of December 31, 2008, we had repurchased 326,308 ordinary shares under the program at a total purchase price of approximately $1.9 million, or an average price of $5.95 per share. In conjunction with our repurchase program, we have established a Rule 10b5-1 trading plan, which provides for a scheduled repurchase mechanism that is managed by our broker.

                The following table sets forth, for each of the months indicated, the total number of shares purchased by us, the average price paid per share, the number of shares purchased as part of our publicly announced repurchase programs and the approximate dollar value of shares that may yet be purchased under the programs.

Period in 2008	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs

February	3,000	7.73	3,000	1,976,000
March	87,727	7.47	87,727	1,321,000
April	27,800	7.05	27,800	1,126,000
May	8,300	7.06	8,300	1,066,500
June	55,420	6.76	55,420	692,000
July	3,500	6.24	3,500	670,500
August	15,900	7.46	15,900	552,000
September	14,024	7.21	14,024	451,000
November	106,932	3.57	106,932	70,000
December	3,705	3.35	3,705	57,000

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

                Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

                In connection with our initial public offering in the United States in May 2007, we provided NASDAQ with a notice of non-compliance with Rule 4350 with respect to the requirements regarding the directors’ nominations process. Instead, we follow Israeli law and practice in accordance with which our board of directors is authorized to recommend to our shareholders director nominees for election, and our shareholders may nominate candidates for election as directors by the general meeting of shareholders. See Item 6C. “Directors, Senior Management and Employees - Board Practices - Election of Directors.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

                We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements of STARLIMS Technologies Ltd.

ITEM 19.	EXHIBITS

                Index to Exhibits

Exhibit	Description

1.1	English Translation of Memorandum of Association of the Registrant (1)

1.2	English Translation of Articles of Association of the Registrant (2)

1.3	English Translation of Certificate of Name Change (3)

2.1	Specimen of Ordinary Share Certificate (4)

3.1	English Translation of Voting Agreement dated October 31, 1993 by and among Messrs. Itschak Friedman, Dinu Toiba and Chaim Friedman, as amended on December 21, 2005 (5)

4.1	English Translation of Management and Consulting Agreement dated November 1, 1993 with Sivanir (Management Services) 1992 Ltd. (6)

4.2	2001 Option Plan (7)

4.3	2005 Option Plan (8)

4.4	English Translation of 2006 Employee Option Plan (9)

4.5	2007 Restricted Stock Unit Plan (10)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu

_________________

(1)	Filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1/A, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(2)	Filed as Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1/A, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(3)	Filed as Exhibit 3.3 to the Registrant’s Registration Statement on Form F-1, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(4)	Filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1/A, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(5)	Filed as Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(6)	Filed as Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(7)	Filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(8)	Filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(9)	Filed as Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1, registration number 333-142605, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(10)	Filed as Exhibit 4.5 to the Registrant’s Annual Report for the year ended December 31, 2007, and incorporated herein by reference.

STARLIMS TECHNOLOGIES LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
STARLIMS Technologies Ltd.

We have audited the accompanying consolidated balance sheets of STARLIMS Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and other comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of STARLIMS Technologies Ltd. and its subsidiaries as of December 31, 2007 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 24, 2009

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data and per share data)

		As of December 31,
	Note	2 0 0 7	2 0 0 8

ASSETS
Current Assets
Cash and cash equivalents		$31,704	$21,942
Short-term deposits		-	1,191
Restricted short-term deposits		195	338
Marketable securities	4	1,012	5,686
Trade receivables (net of allowance
for doubtful accounts of $192 and $238, respectively)	5	9,215	10,341
Other current assets	6	1,667	2,891

Total current assets		43,793	42,389

Long-Term Assets
Marketable securities - held-to-maturity	4	2,206	1,608
Other long-term assets	7	564	949
Fixed assets, net	8	1,601	1,416
Goodwill	3	1,326	2,227
Other intangible assets, net	9	37	213

Total long-term assets		5,734	6,413

Total assets		$49,527	$48,802

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Trade accounts payable		$201	$934
Deferred revenues		2,276	2,876
Other current liabilities and accrued expenses	10	2,291	2,228

Total current liabilities		4,768	6,038

Long-Term Liabilities
Long-term deferred revenues		68	251
Accrued severance pay	11	52	19
Deferred taxes	16	841	483

Total long-term liabilities		961	753

Commitments and Contingencies	12

Shareholders' Equity	13
Ordinary shares, NIS 1.00 par value;
authorized 15,000,000 shares as of December 31, 2007 and 2008;
issued 9,994,544 and 9,997,919 shares as of December 31, 2007 and 2008 respectively; outstanding 8,724,675, and 8,407,742 shares as of December 31,
2007 and 2008, respectively		3,151	3,152
Additional paid-in capital		30,893	31,355
Accumulated other comprehensive income		260	(27)
Retained earnings		12,267	12,198
Treasury stock, at cost - 1,269,869 and 1,590,177 ordinary shares, respectively		(2,773)	(4,667)

Total shareholders' equity		43,798	42,011

Total liabilities and shareholders' equity		$49,527	$48,802

The accompanying notes form an integral part of the consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)

		Year Ended December 31,
	Note	2 0 0 6	2 0 0 7	2 0 0 8

Revenues	19
Software licensing		$8,286	$10,656	$10,238
Maintenance		2,841	3,241	5,234

Total product revenues		11,127	13,897	15,472
Services		8,638	9,878	9,770

Total revenues		19,765	23,775	25,242

Cost of revenues
Cost of products		31	374	409
Cost of services		5,557	8,095	9,137

Total cost of revenues		5,588	8,469	9,546

Gross profit		14,177	15,306	15,696

Operating expenses
Research and development		1,866	2,872	3,408
Selling and marketing		4,741	5,792	6,299
General and administrative		2,634	2,799	3,573

Total operating expenses		9,241	11,463	13,280

Operating income		4,936	3,843	2,416

Financial income, net	15	610	1,551	1,050

Income before income taxes		5,546	5,394	3,466

Income tax expense	16	1,762	885	589

Net income		$3,784	$4,509	$2,877

Basic earnings per share		$0.59	$0.58	$0.33

Weighted average number of ordinary shares used in
computing basic earnings per share	17	6,459,030	7,799,583	8,591,614

Diluted earnings per share		$0.58	$0.57	$0.33

Weighted average number of ordinary shares used in
computing diluted earnings per share	17	6,559,985	7,897,036	8,713,394

The accompanying notes form an integral part of the consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
AND OTHER COMPREHENSIVE INCOME
(U.S. dollars in thousands, except share data)

	Ordinary shares (*)
	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Treasury Stock, at cost	Total

Balance as of January 1, 2006	7,765	$2,600	$4,468	$12	$5,888	$(3,232)	$9,736
Comprehensive income:
Net income					3,784		3,784
Translation adjustment of financial
statements of subsidiaries				(24)			(24)
Gains (losses) on marketable
securities available-for-sale, net
of tax:
Realized gains included in net income				(103)			(103)
Unrealized gains				219			219

Total comprehensive income							3,876

Issuance of treasury stock against
exercise of options			(284)			500	216
Stock-based compensation			141				141

Balance as of December 31, 2006	7,765	2,600	4,325	104	9,672	(2,732)	13,969
Comprehensive income:
Net income					4,509		4,509
Translation adjustment of financial
statements of subsidiaries				232			232
Gains (losses) on marketable
securities available-for-sale, net
of tax:
Realized gains included in net income				(90)			(90)
Unrealized gains				14			14

Total comprehensive income							4,665

Proceeds from issuance of shares, net	2,226	551	26,426				26,977
Dividend declared					(1,914)		(1,914)
Purchase of treasury stock						(93)	(93)
Issuance of treasury stock against
exercise of options	3		(35)			52	17
Stock-based compensation			177				177

Balance as of December 31, 2007	9,994	3,151	30,893	260	12,267	(2,773)	43,798
Comprehensive income:
Net income					2,877		2,877
Translation adjustments of
financial statements of subsidiaries				(259)			(259)
Accumulate effect of first-time
adoption of SFAS 159				14	(28)		(14)
Gains (losses) on marketable
securities, net of tax:
Realized gains included in net income				(42)			(42)

Total comprehensive income							2,562

Issuance of shares against exercise of
options		1					1
Dividend declared					(2,918)		(2,918)
Issuance of treasury stock against
exercise of options	3		(26)			49	23
Purchase of treasury stock						(1,943)	(1,943)
Stock-based compensation			488				488

Balance as of December 31, 2008	$9,997	$3,152	$31,355	$(27)	$12,198	$(4,667)	$42,011

(*)	Number of shares is presented in thousands.

The accompanying notes form an integral part of the consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended December 31,
	2 0 0 6	2 0 0 7	2 0 0 8

CASH FLOWS - OPERATING ACTIVITIES
Net income	$3,784	$4,509	$2,877
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	378	510	593
Stock-based compensation	141	177	488
Gains related to marketable securities	(192)	(326)	(79)
Capital loss on sale of fixed assets	-	8	3
Increase (decrease) in accrued severance pay	-	20	(32)
Deferred income taxes	174	(732)	(459)
The effect of exchange rate changes	(164)	(241)	54
Changes in assets and liabilities:
Increase in trade receivables	(1,406)	(30)	(834)
Increase (decrease) in allowance for doubtful accounts	80	(99)	46
Decrease (increase) in other current assets	(460)	75	(607)
Increase (decrease) in trade accounts payable	(15)	(182)	509
Increase in deferred revenues	408	395	783
Increase (decrease) in other current liabilities	(587)	47	(1,132)

Net cash provided by operating activities	2,141	4,131	2,210

CASH FLOWS - INVESTING ACTIVITIES
Investments in marketable securities	(1,982)	(740)	(4,761)
Proceeds from sale of marketable securities	2,380	1,563	703
Investment in held-to-maturity marketable securities	-	(1,706)	(428)
Proceeds from redemption of held-to-maturity securities	-	1,685	466
Investments in deposits, net	(235)	(101)	(1,245)
Loans to employees, net	(164)	(64)	(281)
Purchase of fixed assets	(640)	(523)	(374)
Proceeds from sale of fixed assets	-	10	11
Purchase of other intangible assets	-	-	(75)
Acquisition of subsidiaries, net of cash acquired, and business operation (A)	(1,049)	-	(950)

Net cash provided by (used in) investing activities	(1,690)	124	(6,934)

CASH FLOWS - FINANCING ACTIVITIES
Proceeds from issuance of shares, net of issuance costs	-	26,785	-
Deferred share issuance costs and issuance costs	(133)	-	-
Proceeds from sale of treasury stock against exercise of options	216	17	23
Dividends paid	(1,389)	(1,914)	(2,918)
Purchase of treasury stock by the Company	-	(93)	(1,943)

Net cash provided by (used in) financing activities	(1,306)	24,795	(4,838)

THE EFFECT OF EXCHANGE RATE
CHANGES ON CASH AND CASH EQUIVALENTS	(3)	115	(200)

Increase (decrease) in cash and cash equivalents	(858)	29,165	(9,762)
Cash and cash equivalents at the beginning of the year	3,397	2,539	31,704

Cash and cash equivalents at the end of the year	$2,539	$31,704	$21,942

The accompanying notes form an integral part of the consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)
(U.S. dollars in thousands)

	Year Ended December 31,
	2 0 0 6	2 0 0 7	2 0 0 8

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES

Cash paid during the year for income taxes	$1,439	$1,995	$1,807

APPENDIX A – ACQUISITION OF SUBSIDIARIES AND BUSINESS OPERATION

	Year Ended December 31,
	2 0 0 6	2 0 0 7	2 0 0 8

Current assets (excluding cash and cash equivalents)	$(844)	$-	$(566)
Fixed assets, net	(120)	-	(16)
Current liabilities	1,164	-	707
Goodwill and other intangible assets	(1,249)	-	(1,075)

	$(1,049)	$-	$(950)

The accompanying notes form an integral part of the consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

STARLIMSTechnologiesLtd. (the “Company”), an Israeli company whose shares are traded on the Tel-Aviv Stock Exchange and the NASDAQ Global Market (separately and together with its subsidiaries, the “Group”), develops, markets and sells configurable off-the-shelf laboratory information management system (“LIMS”) software solutions trade-named “STARLIMS.”

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

As of December 31, 2008, the Group includes the following foreign wholly-owned subsidiaries:

—	STARLIMS Corp. is incorporated and based in Florida, the United States. This subsidiary sells directly to customers in the United States and engages distributors in other regions.

—	STARLIMS Canada is incorporated in Canada and based in Montreal. This subsidiary mainly provides professional services on behalf of STARLIMS Corp. to customers in the life sciences, and also manages direct sales in Canada.

—	STARLIMS Asia Pacific is incorporated and based in Hong Kong. This subsidiary manages the Group’s operations in Asia.

—	STARLIMS Europe, which was established in July 2006, is incorporated in the United Kingdom and based in London.

—	STARLIMS United Kingdom is incorporated in the United Kingdom and based in Bolton. This subsidiary is responsible for the Group’s operations in the United Kingdom. The Company intends to merge this subsidiary with STARLIMS Europe.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Presentation

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

C.	Functional Currency and Financial Statements in U.S. Dollars

The reporting currency of the Group is the U.S. dollar. The majority of the Group’s revenues are generated in U.S. dollars (“U.S. dollars”, or “$”) or linked to the U.S. dollar. In addition, a substantial portion of the Group’s costs are incurred in U.S. dollars. The Company’s management determined that the U.S. dollar is the primary currency of the economic environment in which the Group operates. The functional currency of the Company, its Israeli subsidiaries and STARLIMS Europe is the U.S. dollar. The functional currency of each of the Company’s other subsidiaries is the respective local currency.

Transactions in currencies other than each Group-entity’s functional currency are translated into the respective functional currency based on the currency exchange rates at the date of the transaction, in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All gains and losses from translation of monetary balance sheet items and transactions denominated in currencies other than the functional currency are recorded in the statements of income as financial income, net as they arise. Financial income, net in 2006, 2007 and 2008 includes net foreign currency transaction gains (losses) of $164, $241 and ($54), respectively.

The financial statements of STARLIMS Canada, STARLIMS Asia Pacific and STARLIMS United Kingdom, whose functional currency is other than the U.S. dollar, are translated into U.S. dollars prior to their inclusion in the consolidated financial statements, in accordance with the provisions of SFAS 52, as follows: assets and liabilities are translated using the year-end exchange rates; and statements of income transactions are translated at the date of the transaction using the current exchange rates. Translation adjustments gains (losses) for 2006, 2007 and 2008 in the amount of $(24), $232 and $(259), respectively, are presented in shareholders’ equity as “Accumulated Other Comprehensive Income” (“OCI”).

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

The Group considers as cash equivalents all highly liquid investments, which include high rated short-term commercial paper and short-term bank deposits with an original maturity date of three months or less that are not restricted as to withdrawal or use.

F.	Marketable Securities

Commencing January 1, 2008, the Group applies FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, according to which the Group’s investments in marketable securities are presented at fair value, with changes in fair value recognized in financial income, net. All investments in marketable securities, other than those classified as held-to-maturity, are presented at fair value.

Through December 31, 2007, the Group accounted for investments in marketable securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities” as follows:

(1)	Marketable securities available-for-sale – Investments in marketable securities that are not classified as held-to-maturity securities are classified as available-for-sale securities. Marketable securities available-for-sale include debt and equity securities and are measured at their fair value as of the balance sheet date. Gains and losses derived from fair value adjustments, net of tax, are presented in shareholders’ equity under OCI. Upon realization of these securities, gains (losses) presented in the OCI are classified to financial income, net. Costs attributable to realized securities and amounts reclassified out of OCI are determined based on the specific identification method.

(2)	Marketable securities held-to-maturity – Investments in marketable securitie that the Group has the positive intention and ability to hold until maturity are classified as held-to-maturity securities. Such investments are presented at amortized cost with the addition of interest accrued to balance sheet date (such interest represents the computed yield on cost from acquisition to maturity). Interest and amortization of premium related to these securities are included in financial income, net.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is determined as a percentage of the balance of the trade receivables based on management estimates and past experience. When and if there is a specific evidence based on which, in management’s estimation, collectibility is not assured, the allowance for doubtful accounts is computed on the specific identification basis.

H.	Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated based on the straight-line method, over the estimated economic useful lives of the assets, as follows:

Years

Long-term land lease and buildings	25
Computers and peripheral equipment	3
Office furniture and equipment (mainly 7 years)	5, 7

Leasehold improvements are amortized by the straight-line method over the shorter of the term of the lease or the estimated useful life of the improvements.

I.	Other Intangible Assets

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with FASB Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Other acquired intangible assets, comprised of service and distribution rights, that are not deemed to have indefinite lives, are amortized on a straight-line method over a period of up to three years.

J.	Impairment of long-lived assets

Impairment examinations and recognition are performed and determined based on the provisions of FASB Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires long-lived assets and certain identifiable assets that are held for use be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is determined by a comparison of the carrying amount of the asset and the amount of undiscounted future net cash flows to be generated by the asset. In the event that an asset is considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the asset exceeds its estimated fair value. During 2006, 2007 and 2008, no impairment losses have been identified.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Goodwill

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. Under SFAS 142, goodwill is not amortized to earnings, but rather is subject to periodic testing for impairment, at the reporting unit level, at least annually or more frequently if certain events or indicators of impairment occur. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Measurement of an impairment loss is an estimate, performed based on the following: If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The Group uses the discounted cash flow method to determine the fair value of the reporting unit. During 2006, 2007 and 2008, no impairment losses have been identified.

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

Amounts contributedwith respect to the Group’s non-Israeli employees, all of which are under defined contribution plans, are accounted for in accordance with the provisions of FASB Statement No. 87 “Employers’ Accounting for Pensions”. Such contributions are expensed as incurred.

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

(3)	Tax positions taken or expected to be taken are accounted for in accordance with the provisions of FIN 48. The term “tax position” refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. A tax position can result in a permanent reduction of income tax payable, a deferral of income taxes otherwise currently payable to future years, or a change in the expected realization of deferred tax assets.

The financial statements effects of a tax position is initially recorded when it is more-likely-than-not, based on the technical merits, the facts, circumstances and information available as of the balance sheet date, that the position will be sustained upon examination by the relevant taxing position. Management evaluates each tax position without consideration of the possibility of offset or aggregation with other positions.

A tax position that meets the more-likely-than-not threshold measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. A previously recognized tax position is derecognized in the first period in which it is no longer more-likely-than-not that the tax position would be sustained upon examination by an appropriate taxing authority.

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

The Group, from time to time, enters into foreign exchange transactions, mainly traded options. The results of these transactions, which do not qualify for hedge accounting, are reflected in the statements of income in financial income, net. Gains from such transactions for each of the years ended December 31, 2006, 2007 and 2008 were determined based on fair value, and amounted to $2, $0 and $133, respectively.

P.	Fair Value of Financial Instruments

The financial instruments of the Group consist primarily of cash and cash equivalents, short-term deposits, restricted short-term deposits, marketable securities, trade receivables, trade accounts payable and other receivables and payables. In view of their nature, the fair value of financial instruments included in the working capital are usually identical or close to their carrying amounts as of the balance sheet date.

Q.	Treasury Stock

The ordinary shares of the Company held by the Group (“treasury stock”) are presented at cost and deducted from the Company’s shareholders’ equity. The results of realization of the ordinary shares accounted for as treasury stock are reflected in the statements of changes in shareholders’ equity.

R.	Revenue Recognition

The Group’s revenues are derived from licensing its STARLIMS software products, which include annual maintenance contracts, and rendering services which typically include consulting, implementation, training and technical support. The Group’s typical licensing transaction provides a perpetual non-exclusive license to use STARLIMS software products, which use is restricted in terms of either the number of users or the specified locations of use. The Group generally licenses its software products under multiple element arrangements, in cases where the customer requires a combination of maintenance, consulting, implementation, training, or other services, in addition to the software license.

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

Revenues for arrangements that include services deemed as essential to the functionality of the software, or involve significant production, modification, or customization of the software, are recognized in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. Accordingly, these revenues are recognized based on the percentage of completion method. If such arrangements include elements that do not qualify for contract accounting (generally bundled Maintenance Contracts), such elements are accounted for separately provided that all applicable revenue recognition criteria are satisfied. Provisions for estimated losses attributable to uncompleted contracts are made in the period in which such losses are initially determined, in an amount equal to the estimated loss on the entire contract.

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

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Cost of Revenues

—	Cost of products – Cost of products include purchases and royalties for third party software components, which are directly related to the sale of products.

—	Cost of services – Cost of services include payroll costs of professional service employees, sub-contracting costs related to providing services, and other direct and indirect costs related to the provision of professional services, training and technical support.

T.	Research and Development Costs

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

U.	Selling and Marketing Costs

—	Advertising and sales promotion costs – Advertising and sales promotion costs are charged to selling and marketing expenses as incurred. Such expenses totaled $752, $1,164 and $782 in the years ended December 31, 2006, 2007 and 2008, respectively.

—	Commissions to distributors – In transactions in which the Group is the primary obligor, entitled commissions to distributors are included in selling and marketing expenses. Such commissions are accrued for in the period in which the related revenues are recorded.

In arrangements in which sales are made to the distributor under non-exchangeable, non-refundable and non-returnable terms and the distributor is considered as the end-customer, entitled commissions to distributors are characterized as a reduction from revenues. Such commissions are accrued for in the period in which the related revenues are recorded.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Other Comprehensive Income

Other comprehensive income, presented in shareholders’ equity, includes the effect of translation adjustments of financial statements of subsidiaries whose functional currency is not the U.S. dollar. The accumulated other comprehensive income as of December 31, 2007 and 2008 amounted to $260 and $(27), respectively. Such amounts are comprised primarily of the effect of translation adjustments.

W.	Stock-Based Compensation

The Group accounts for stock-based compensation to employees and officers in accordance with FASB Statement No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123(R)”), applying the modified prospective application method, and Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 107 (“SAB 107”) and SAB 110.

In accordance with SFAS 123(R), the Group measures the compensation costs associated with share-based payment transactions, which include grants of options and restricted stock units (“RSUs”) to employees, including modifications associated with RSUs, based on the fair value at the grant date. The costs associated with the awards to employees are expensed over the vesting period of each grant, according to the straight-line method. The fair value of each option granted to employees is estimated on the date of grant using the Black-Scholes option-pricing model; the fair value of each RSU granted to employees is estimated on the date of grant using the Monte Carlo option-pricing model; all with the weighted average assumptions detailed in Note 13E(7).

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

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Y.	Recent Accounting Pronouncements

(1)	SFAS No. 161

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS 133” (“SFAS 161”). SFAS 161 applies to all derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). The provisions of SFAS 161 require entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, namely January 1, 2009 for the Group. The adoption of SFAS 161 in not expected to have any effect on the Company’s, financial position or results of operations.

(2)	FSP 142-3

In April 2008, the FASB issued FASB Staff Position 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The objective of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), “Business Combinations”, and other U.S. generally accepted accounting principles. FSP 142-3 will be effective beginning in fiscal year 2010. The Company is currently evaluating the impact that FSP 142-3 will have, if any, on its consolidated financial statements and disclosures.

Z.	Reclassification

Certain financial statement data for prior years have been reclassified to conform to current year financial statement presentation. The reclassification did not impact net income, working capital or cash flows from operations as previously reported.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 3 –	SIGNIFICANT ACQUISITION

	A.	In January 2006, the Company acquired all of the outstanding stock of a Canadian company (“STARLIMS Canada”), for a consideration of $1,566. STARLIMS Canada had served as a distributor in Canada of the Group’s software products and as a subcontractor for implementation services in the United States, and has specialized in the life sciences for more than ten years, was acquired as part of the Group’s strategy to expand the Group’s presence in these industries. The transaction was accounted for in accordance with SFAS 141 “Business Combination” and SFAS 142. The results of operations of STARLIMS Canada have been included in the consolidated financial statements commencing January 2006.

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

The following unaudited pro forma summary presents results of operations data for 2005 as though the acquisition of STARLIMS Canada has been completed at the beginning of that year:

Revenues
Software licensing	$9,700
Maintenance	2,568

Total product revenues	12,268
Services	4,920

Total revenues	$17,188

Gross profit	$13,718

Operating income	$5,567

Net income	$3,717

Earnings per share
Basic	$0.58

Diluted	$0.57

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 4 –	MARKETABLE SECURITIES

	A.	Marketable securities

	Cost	Gross unrealized gains	Gross unrealized losses	Aggregate fair value

As of December 31,
2007	$1,008	$18	$14	$1,012

2008	$5,640	$170	$124	$5,686

Composition	As of December 31, 2007		As of December 31, 2008

	Cost	Fair value	Cost	Fair value

USD and USD linked bonds	$997	$1,002	$5,319	$5,384
Other	$11	$10	$321	$302

	$1,008	$1,012	$5,640	$5,686

The bonds held as of December 31, 2008 will mature between 2009 and 2030.

B.	Marketable securities held-to-maturity

	Amortized cost	Aggregate fair value

As of December 31,
2007 (2)	$2,206	$2,217

2008 (1) (2)	$1,608	$1,677

Composition	As of December 31, 2007		As of December 31, 2008

	Cost	Fair value	Cost	Fair value

USD and USD linked bonds	$1,099	$1,049	$818	$832
Other	$1,107	$1,168	$790	$845

	$2,206	$2,217	$1,608	$1,677

All bonds held as of December 31, 2007 and December 31, 2008 will mature between 2010 and 2014, primarily in 2014.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 5 –	TRADE RECEIVABLES

	A.	Trade receivables consist of the following:

	As of December 31,

	2 0 0 7	2 0 0 8

Billed trade receivables	$6,285	$8,262
Unbilled trade receivables	2,930	2,079

	$9,215	$10,341

B.	Changes in allowance for doubtful accounts:

	Year Ended December 31,

	2 0 0 6	2 0 0 7	2 0 0 8

Allowance for doubtful accounts - beginning of year	$211	$291	$192
Provisions for the year
(included in general and administrative expenses)	333	(85)	141
Write off of bad debts	(253)	(14)	(95)

Allowance for doubtful accounts - end of year	$291	$192	$238

NOTE 6 –	OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of December 31,

	2 0 0 7	2 0 0 8

Prepaid expenses	$589	$410
Deferred tax assets	623	1,104
Tax advances, net	48	43
Advances to suppliers and sub-contractors	113	15
Government authorities	14	1,118
Others	280	201

	$1,667	$2,891

NOTE 7 –	OTHER LONG-TERM ASSETS

Other long-term assets consist of the following:

	As of December 31,

	2 0 0 7	2 0 0 8

Deposits	$29	$131
Loans and grants to employees	314	417
Deferred cost	–	36
Deferred tax assets	221	365

	$564	$949

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 8 –	FIXED ASSETS, NET

	A.	Composition

	As of December 31,

	2 0 0 7	2 0 0 8

Cost:
Long-term land lease and buildings (D below)	$684	$684
Computers and peripheral equipment	1,621	1,848
Office furniture and equipment	690	678
Leasehold improvements	180	236

	3,175	3,446
Less: accumulated depreciation and amortization	1,574	2,030

	$1,601	$1,416

B.	For the geographical location of the Group’s fixed assets, see Note 19C.

C.	Depreciation and amortization expenses for the years ended December 31, 2006, 2007 and 2008 were $252, $434 and $510, respectively.

D.	The majority of the perpetual land lease and buildings as of December 31, 2008 consists of the Company’s offices in Israel. These premises are currently occupied under a long-term lease from the Israel Lands Authority. The Company has no obligation for lease payments.

NOTE 9 –	OTHER INTANGIBLE ASSETS, NET

Other assets, net consist of the following:

	As of December 31,

	2 0 0 7	2 0 0 8

Identified intangible assets (see Note 3)
Cost	$112	$371
Less: accumulated amortization	(75)	(158)

	$37	$213

	As of December 31,

	2 0 0 7	2 0 0 8

Identified intangible assets (see Note 3)
Cost	$112	$371
Less: accumulated amortization	(75)	(158)

	$37	$213

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 10 –	OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

Other current liabilities and accrued expenses consist of the following:

	As of December 31,

	2 0 0 7	2 0 0 8

Employees	$532	$625
Government authorities	981	–
Advances from customers	29	–
Creditors due to purchase of subsidiary	–	262
Commissions to distributors	197	321
Accrued expenses	441	494
Deferred taxes	–	450
Others	111	76

	$2,291	$2,228

NOTE 11 –	ACCRUED SEVERANCE PAY

	A.	Israeli Employees - Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli law, is generally based upon length of service and the employee’s last monthly salary. The severance pay liability with respect to Israeli employees, which reflects the undiscounted amount of the liability, is, in part, covered by insurance policies and by regular deposits with recognized severance pay funds. The amounts so funded are not reflected separately on the balance sheets, as the severance pay risks have been irrevocably transferred to the insurance companies and severance pay funds. Severance pay liability not covered by the insurance policies and severance funds is fully provided for in the financial statements on an undiscounted basis.

	B.	Non-Israeli Employees - The Group’s non-Israeli subsidiaries provide various defined contribution plans for the benefit of their employees according to each subsidiary’s local requirements. Under these plans, contributions to funds are based on a specified percentage of the employees’ salaries.

	C.	Costs relating to all of the Group’s employee severance benefits and defined contribution plans amounted to $151, $263 and $222 in the years ended December 31, 2006, 2007 and 2008, respectively.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 12 –	COMMITMENTS AND CONTINGENCIES

	A.	Compensation of executive officers whom are also principal shareholders

(1)	Under agreements entered into in November 1993, two executive officers who are also principal shareholders (“Officers”) are entitled to an annual salary of $147 and $115, respectively, linked to the U.S. consumer price index (as of December 31, 2008 - $218 and $171, respectively). Both of the agreements will continue until terminated in accordance with their terms. Each of the agreements with these Officers may be terminated by the Company without cause upon 180 days prior written notice. Upon termination of their agreements for any reason, the Officers are entitled to payment in an amount equal to 150% of their last monthly salary, multiplied by the number of years of employment starting from January 1, 1993, which has already been paid.

In June 2007, the Company’s shareholders approved an amendment to the Officers’ employment agreements, according to which the Officers will be entitled to an annual salary of $350 and $260, respectively, subject to and commencing after a period of 45 consecutive trading days during which the average closing price of the Company’s ordinary shares on the NASDAQ Stock Market has been at least $15.50. Under the approved amendments, the Officers will not be entitled to any cash severance payments and they will not be entitled to any severance payments upon the termination of their employment. The amendments will be in force for a period of five years following its effective date. In February 2009, the Company accepted notice from the Officers consenting that in addition to the fulfillment of the above conditions the amendments will be contingent upon the discretionary approval of the Company’s Audit Committee.

(2)	In January 1993, the Company entered into a management and consulting agreement with Sivanir (Management Services) 1992 Ltd. (“Sivanir”), a company jointly owned by two other executive officers who are also principal shareholders of the Company. According to the agreement with Sivanir as of December 31, 2008, Sivanir is entitled to an annual service fee of $108, linked to the U.S. consumer price index (as of December 31, 2008 - $160). The agreement with Sivanir is renewed automatically each year for an additional one year period, unless one party notifies the other of its termination upon 180 days advanced written notice.

In June 2007, the Company’s shareholders approved an amendment to the agreement with Sivanir, according to which Sivanir will be entitled to an annual service fee of $260 subject to and commencing after a period of 45 consecutive trading days during which the average closing price of the Company’s ordinary shares on the NASDAQ Stock Market has been at least $15.50. The amendment will be in force for a period of five years following its effective date. In February 2009, the Company accepted a notice from Sivanir consenting that in addition to the fulfillment of the above conditions the amendments will be contingent upon the discretionary approval of the Company’s Audit Committee.

(3)	As of December 31, 2007 and 2008, the additional compensation described above which is based on the Company’s share price, qualifies as a liability award under SFAS 123(R). The total compensation related thereto as of December 31, 2007 and 2008 amounted to $396 and $62, respectively, determined based on the Monte Carlo option-pricing model.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 12 –	COMMITMENTS AND CONTINGENCIES (cont.)

	B.	Lease agreements

The Group has entered into operating lease agreements for the premises it uses, which have expiration dates through 2012. The minimum projected charges under the above leases, which are denominated mainly in U.S. dollars, are as follows:

Year Ending December 31,

2009	$613
2010	251
2011	177
2012	104
2013	66

$1,211

Office lease expenses totaled $378, $668 and $738 for the years ended December 31, 2006, 2007 and 2008, respectively. The increase in 2008 and 2007 in comparison to 2006 is attributable mainly to the lease of office space in Canada and Hong Kong for the first time.

C.	Royalties

The Group is committed to pay royalties on revenue derived from the sale of certain software products. Royalties totaled $162 in 2008. Through December 31, 2007, no material transactions requiring the payments of royalties were recorded.

D.	The Company provided letters of indemnification to each of its directors and officers, and to Sivanir. Such letters bind the Company to indemnify such officers for liabilities or expenses they incur as a result of their acts in their capacity as directors and officers of the Company, in an aggregate amount not to exceed $3,500, to the extent that their liability is not covered under the Company’s directors’ and officers’ liability insurance policy.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 13 –	SHAREHOLDERS’ EQUITY

	A.	Description of ordinary shares

As of December 31, 2007 and 2008, the Company had 15,000,000 authorized ordinary shares, par value New Israeli Shekel (“NIS”) 1.00 each, of which 8,724,675 and 8,407,742 ordinary shares, respectively, were issued and outstanding as of such dates (net of 1,269,869 and 1,590,177 ordinary shares held by the Group, respectively).

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors.

Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B.	Public offering

In May 2007, the Company completed an initial public offering of its ordinary shares in the United States, at a price of $13.50 per share. Following the offering, and including the partial exercise in June 2007 of an over-allotment option the Company granted the underwriters, the Company issued an aggregate 2,226,300 ordinary shares, in consideration of gross proceeds of $30,055 (net of related costs - $26,652).

C.	Treasury stock

In February 2008, the Company adopted a share repurchase program, allowing it to repurchase up to $2,000 of the Company’s ordinary shares over a period of 18 months in the open market, at times and prices that management considers appropriate, taking into account prevailing market conditions and other corporate considerations. As of December 31, 2008, the Company had repurchased 326,308 of its ordinary shares under the program at a total purchase price of $1,943, or an average price per share of $5.95.

As of December 31, 2007 and 2008, the Company held 1,269,869 and 1,590,177 ordinary shares, respectively, constituting 12.7% and 15.9% of the Company’s outstanding ordinary shares as of such dates. An amount equal to the cost of the treasury stock ($4,667 as of December 31, 2008) may not be distributed as cash dividends. The treasury stock may be used in connection with exercise of options granted under the Company’s option plans.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 13 –	SHAREHOLDERS’ EQUITY (cont.)

	D.	Dividend policy

The Company has not adopted a dividend distribution policy. However, in each of the five years between 2003 and 2007, the Company paid dividends on an annual basis. In January 2006 and 2007 and in May 2008, the Company paid annual dividends in respect of previous year of NIS 1.00 ($0.22), NIS 1.25 ($0.29) and NIS 1.15 ($0.33) per ordinary share, or a total of $1,389, $1,914 and $2,918, respectively.

On March 24, 2009, the Company’s board of directors approved the payment of a dividend of NIS 1.34 ($0.33) per ordinary share, or a total of $2,774.

Any future dividend distributions are subject to the discretion of the Company’s Board of Directors, dependent on factors deemed relevant by the Board.

The distribution of dividends also may be limited by the Israeli Companies Law, which permits the distribution of dividends only out of retained earnings or otherwise upon the permission of the Court.

With respect to taxation of dividends distributed out of the Company’s Approved and Benefited Enterprises, see Note 16C.

E.	Employee option plans

(1)	2001 option plan - In March 2001, a committee of the Board of Directors adopted the 2001 option plan, under which the Company is authorized to grant options to employees to purchase up to an aggregate of 200,000 ordinary shares of the Company. All options under this plan were granted as of the balance sheet date. As of December 31, 2008, options to purchase 27,625 ordinary shares were exercisable under this plan at an average exercise price of $2.45. A total of options to purchase 162,125 ordinary shares that were granted under this plan were exercised through December 31, 2008.

(2)	2005 option plan - In March 2005, a committee of the Board of Directors adopted the 2005 option plan, under which the Company is authorized to grant options to employees to purchase up to an aggregate of 200,000 ordinary shares of the Company. All options under this plan were granted as of the balance sheet date. As of December 31, 2008, options to purchase 125,625 ordinary shares under this plan are exercisable at an average exercise price of $6.40. A total of options to purchase 1,250 ordinary shares that were granted under this plan were exercised through December 31, 2008.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 13 –	SHAREHOLDERS’ EQUITY (cont.)

	E.	Employee option plans (cont.)

(3)	General terms of 2001 and 2005 option plans - The terms of the option plans are essentially identical, and stipulate that the exercise price per ordinary share will be the market price of the Company’s ordinary share on the Tel-Aviv Stock Exchange on the date of grant. Except as otherwise provided, 50% of the options granted under the plans vest and become exercisable upon the completion of two years of continuous employment with the Group with an additional amount of 25% of the options granted under the plans vesting and becoming exercisable upon the completion of each of the third and fourth years of such continuous employment. Options granted are exercisable for five years from the date of grant.

The ordinary shares underlying the options may be issued either from the treasury stock or by issuing new ordinary shares.

(4)	2007 Restricted Stock Units Plan

In August 2007, the Company’s Board of Directors approved the grant of up to 240,000 restricted stock units (“RSUs”) under the 2007 Restricted Stock Units Plan (“2007 RSU Plan”) to employees of the Group and non-employee directors and consultants of the Company. According to this plan, an RSU is a unit whose value is equal to an ordinary share of the Company at the date of grant (no shares will be actually awarded to a grantee of RSUs). As of August 13, 2008, the Company awarded a total of 187,000 RSUs under the 2007 Plan. All of such RSUs terminated during the month of November 2008, when the market price of the Company’s ordinary shares fell below 50% of the grant price in each case. Concurrently with this termination, the Board of Directors replaced the terminated award of each employee with a new award for the same number of RSUs. As of December 31, 2008, the Company awarded a total of 187,000 RSUs under the 2007 Plan, none of which is currently vested.

Seventy five percent (75%) of the RSUs will vest and become exercisable upon the completion of two years of continuous employment with the Group with an additional amount of 25% of the RSUs granted under the plan vesting and becoming exercisable upon the completion of the third year of such continuous employment.

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

The total cost of the RSUs granted as of December 31, 2008, determined based on the fair value as of the grant dates, amounted to a total of $1,317 .The Company utilized the Monte Carlo Model to estimate fair value, in accordance with SFAS 123(R), utilizing the assumptions presented in section (7) below.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 13 –	SHAREHOLDERS’ EQUITY (cont.)

	E.	Employee option plans (cont.)

(5)	Summary of the status of all employee option and RSU plans

A summary of the status of the Company’s three employee option and RSU plans as of December 31, 2006, 2007 and 2008, as well as changes during each of the years then ended, is presented below:

	2 0 0 6		2 0 0 7		2 0 0 8

	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price

Outstanding -
beginning of the year	330,000	$4.33	229,250	$5.45	384,575	3.11

Granted	7,500	9.52	177,300 (*)	–	25,500	–

Exercised	(99,000)	2.20	(17,500)	2.60	(9,375)	2.40

Forfeited	(9,250)	3.56	(4,475)	1.81	(15,950)	0.53

Outstanding -
end of the year	229,250	5.45	384,575	3.11	384,750	3.03

Options exercisable -
end of the year	24,750	2.40	105,750	5.41	153,250	5.69

(*)	Comprised of RSUs granted – See Note 13E(4).

(6)	Summary of information about employee share options and RSUs outstanding

The following table summarizes information about options and RSUs under the Company’s three option and RSU plans that were outstanding as of December 31, 2008:

Exercise price	Number of options outstanding as of December 31, 2008	Weighted average remaining contractual life (in years)	Number of options exercisable as of December 31, 2008

2.40	27,250	0.38	27,250
6.27	150,500	1.23	112,875
6.70	12,500	1.35	9,375
9.52	7,500	2.63	3,750
–	187,000	2.88	–

	384,750	2.00	153,250

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 13 –	SHAREHOLDERS’ EQUITY (cont.)

	E.	Employee option plans (cont.)

(7)	Weighted Average grant-date fair value of options and RSUs granted to employees

The weighted average grant-date fair value of the options and RSUs granted during 2006, 2007 and 2008 to employees amounted to $3.89, $5.82 and $1.53 per option/RSU, respectively. The Company utilized the Black-Scholes (options) and Monte Carlo (RSUs) option-pricing models to estimate fair value utilizing the following assumptions, based on the requirements of SFAS 123(R), SAB 107 and SAB 110, for the years 2006, 2007 and 2008 (all in weighted averages):

	Year Ended December 31,

	2 0 0 6	2 0 0 7	2 0 0 8

Dividend yield	5.5%	0% - 3.5%	0% -10%
Expected volatility	48%	48% - 61%	69% - 71%
Risk free interest rate	4.8%	3.3% - 4.5%	1.1% - 3.1%
Expected holding period (in years)	3.5 - 4.5	2 - 4	2 - 3

Dividend yield - Management used an expected dividend yield based primarily on past experience and management’s forecasts applicable as of the grant date.

Expected volatility - Management estimated volatility based on the historical volatility of the Company’s ordinary shares, being the only traded financial instrument of the Company, using in most cases daily observations of the Company’s price share to determine the standard deviation. Following the initial public offering in the United States described in section B above and with respect to the RSUs, management estimated volatility on a blended rate consisting of historical volatility data of the Company’s ordinary shares, along with volatility data of similar companies traded on the NASDAQ.

Risk free interest rate - The risk-free interest rate is based on the implied yield in effect at the time of each option/RSU grant, based on U.S. Treasury zero-coupon bond issued with equivalent remaining terms.

Expected holding period (expected term) – Management believes that as of the balance sheet date, the Company’s historical share option exercises do not provide a supportable and reasonable basis upon which to estimate expected term, because its current historical data lacks sufficient experience and is not indicative to make reasonable expectations regarding the future. Accordingly, and because the Company’s employee option plans have the characteristics of standard option plans (“plain vanilla”), the expected term is determined based on the simplified method illustrated by SAB 107 and SAB 110; and with respect to RSUs, the expected term is identical to the vesting period.

Management estimates forfeiture rates at the date of grant, which are adjusted in subsequent periods. Management uses historical data to estimate pre-vesting option forfeiture rates and records share-based compensation expense only for those awards that are expected to vest.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 13 –	SHAREHOLDERS’ EQUITY (cont.)

	E.	Employee option plans (cont.)

(8)	Total compensation cost for share-based payment arrangements

The following table summarizes the effects of share-based compensation on statements of income line items:

	Year Ended December 31,

	2 0 0 6	2 0 0 7	2 0 0 8

Cost of services	$18	$27	$144
Research and development	16	16	59
Selling and marketing	96	125	260
General and administrative	11	9	25

	$141	$177	$488

Tax benefits	$51	$56	$135

NOTE 14 –	FINANCIAL INSTRUMENTS

A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that imposes on one entity a contractual obligation either to deliver or receive cash or another financial instrument to or from a second entity. Examples of financial instruments include cash and cash equivalents, deposits, trade receivables, loans, investments (bonds and equity securities), trade accounts payable, accrued expenses, options and forward contracts.

The Company provides certain disclosures with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk, and the fair value of financial assets and liabilities.

A.	Concentrations of credit risks

All of the Group’s cash and cash equivalents as of December 31, 2007 and 2008, and marketable securities as of such dates, were deposited with major financial institutions in Israel, the United States, the United Kingdom, Hong Kong and Canada. The Group is of the opinion that the credit risk with respect to these balances is remote since the financial institutions with which these transactions are entered into are solid and well-established.

Exposure to credit risks relating to trade receivables is also limited, since the majority of the Company’s customers are governmental agencies and large and solid corporations. The Group performs ongoing credit evaluations of its customers and generally does not require collateral. An appropriate allowance for doubtful accounts is included in trade receivables (see Notes 2G and 5B).

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 14 –	FINANCIAL INSTRUMENTS (cont.)

	B.	Fair value of financial instruments

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

(1)	The fair value of cash and cash equivalents, short-term deposits, trade receivables and trade accounts payable approximates their carrying amounts due to the short-term maturities of these financial instruments.

(2)	The fair value of marketable securities held-to-maturity is similar to their carrying amounts since the addition of interest accrued to balance sheet date approximately reflects the changes in the fair value of these securities.

(3)	Cash deposits and marketable securities are presented according to their fair value based on the closing market prices of the securities at the balance sheet date.

C.	Derivative financial instruments

The Group has only limited involvement with derivative financial instruments, which mainly include foreign exchange transactions (options contracts). These transactions do not qualify for hedge accounting under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities“. As of December 31, 2007 and 2008, the Group did not hold any derivative financial instruments.

NOTE 15 –	FINANCIAL INCOME, NET

	A.	Composition

	Year Ended December 31,

	2 0 0 6	2 0 0 7	2 0 0 8

Gains related to marketable securities	$192	$326	$119
Interest from bonds (including commercial paper)	168	903	752
Exchange rate gains (losses) and forward transactions, net	166	241	79
Interest on cash deposits	32	99	161
Other	52	(18)	(61)

	$610	$1,551	$1,050

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 16 –	INCOME TAXES

	A.	Basis for measurement of results for tax purposes

The Company and its Israeli subsidiaries are taxed under the Israeli Tax Ordinance and Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”). Pursuant to the Inflationary Adjustments Law, which was canceled for 2008 and thereon, results for tax purposes were measured in real terms, based on changes in the Israeli consumer price index. Commencing 2008, the Company and its Israeli subsidiaries are taxed under regulations that allow ‘‘Foreign-Invested Companies’’ (as defined in the Investments Law) that maintain their accounts in U.S. dollars in compliance with regulations published by the Israeli Minister of Finance (the Dollar Regulations), to base their tax returns on their operating results as reflected in their U.S. dollar financial statements in lieu of the principles set forth by the Tax Ordinance.

	B.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “Industrial Company,” as defined by this law, and as such is entitled to certain tax benefits, consisting mainly of accelerated depreciation, the right to deduct for tax purposes costs in connection with issuance of its shares to the public and amortization of goodwill.

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”)

According to the Investments Law, as amended in April 2005, eligible investments program will qualify for tax benefits as a “Benefited Enterprise” (rather than the previous terminology of “Approved Enterprise”) if it is a competitive industrial facility (as defined in the Investments Law) that will contribute to the independence of the Israeli economy and to Israel’s gross domestic product. In addition, a Benefited Enterprise should comply with minimum capital investments as provided in the Investment Law.

The Company’s research and development center, established in Israel in November 2006, was recognized under the Investments Law as a Benefited Enterprise, entitling the Company to the following primary tax benefits:

•	Tax exemption – Through December 31, 2015, any income tax attributable to increase in the Company’s revenues on a stand alone basis over its average revenues for the years 2003-2005 ($3,456), will be tax exempt. In the event of a distribution of a cash dividend from such tax exempt income, the Company would be required to pay corporate income taxes in respect of the amount distributed.

•	Accelerated depreciation – Fixed assets used by the Benefited Enterprise are entitled to accelerated depreciation rates during the first five tax years of the use of these assets.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 16 –	INCOME TAXES (cont.)

	C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”) (cont.)

Entitlement to the above tax benefits is subject to the Company’s compliance with the conditions stipulated by the Investments Law, the regulations promulgated thereunder and a pre-ruling from the Israeli Tax Authority with respect to the Benefited Enterprise. The major conditions under the pre-ruling relate to the number of research and development employees based in Israel and to the continuation of the Company’s current operations and activities.

In the event the Company fails to comply with such conditions, the benefits may be cancelled and the Company may be required to refund all or part of the amounts saved as a result of such tax benefits with interest and inflation adjustments based on the Israeli consumer price index. As of December 31, 2008, the Company was in compliance with all applicable conditions.

Due to the classification of part of the Company’s enterprise as an Approved Enterprise and Benefited Enterprise under the Investments Law, the Company had accumulated undistributed retained earnings attributable to the Approved and Benefited Enterprise amounting to $3,544 as of December 31, 2008. In the event the Company distributes such amount, in whole or in part, as a cash dividend, amounts distributed out of $355 will be then subject to tax at the rate of 25% (or 33.33% under certain conditions), and amounts distributed out of $3,189 will be subject to tax at the rate of 20% (in case of foreign shareholders percentage is over 50%), or 25% (in case of foreign shareholders percentage is less than 50%).

D.	Corporate tax rates

•	Israeli companies - Taxable income of the Company and its Israeli subsidiaries which is not attributable to an eligible program under the Investments Law is subject to corporate statutory tax at rates of 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. For each of the years ended December 31, 2006 and 2007, the corporate tax rate was 31% and 29%, respectively.

•	Foreign subsidiaries - The enacted statutory tax rates applicable to non-Israeli subsidiaries as of December 31, 2008 are as follows:
Company incorporated in the United States – tax rate of approximately 36%.
Company incorporated in Canada – tax rate of approximately 31%.
Company incorporated in Hong Kong – tax rate of 16.5%.
Company incorporated in the United Kingdom – tax rate of 21%.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 16 –	INCOME TAXES (cont.)

	E.	Carry forward tax losses

Carryforward tax losses and capital tax losses of certain subsidiaries as of December 31, 2008 amounted to approximately $267 and $639, respectively.

F.	Final tax assessments

The Company and its Israeli subsidiaries possess tax assessments which are deemed final through the year ended December 31, 2004. STARLIMS Corp. has received final assessments through the year ended December 31, 2006. STARLIMS Canada has received final assessments through the year ended December 31, 2005. STARLIMS UK has received final assessments through the year ended December 31, 2007.

The other subsidiaries have not been assessed for tax purposes since their incorporation

G.	Deferred income taxes

(1)	The following is a summary of the components of the deferred tax benefits and liabilities reflected on the balance sheets:

	As of December 31,

	2 0 0 7		2 0 0 8

Net deferred tax liabilities - current
Differences due to tax reporting on cash basis	$449		$449
Available-for-sale marketable securities	(21)		21
Carryforward tax losses	(269)		(224)
Allowance for doubtful accounts	(61)		(59)
Depreciation and amortization	12		12
Options	(47)		–
Deferred revenues	(704)		(654)
Reserves and accruals	(230	)(*)	(359)

	(871)		(814)
Valuation allowance	248		160

Total current deferred tax liabilities, net	$(623)		(654)

Net deferred tax liabilities - long-term
Differences due to tax reporting on cash basis	$898		$449
Depreciation and amortization	81		93
Options	(138)		(340)
Reserves and accruals	(221	)(*)	(84)

Total long-term deferred tax liabilities, net	$620		$118

(*)	Balances include short-term and long-term deferred tax assets at an aggregate amount of $325 regarding share issuance costs charged directly to shareholders’ equity.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 16 –	INCOME TAXES (cont.)

	G.	Deferred income taxes (cont.)

(2)	The deferred taxes are presented in the balance sheets as follows:

	As of December 31,

	2 0 0 7	2 0 0 8

Short –term assets	$(623)	$(1,104)
Short-term liabilities	–	450
Long-term assets	(221)	(365)
Long-term liabilities	841	483

	$(3)	$(536)

(3)	The deferred taxes were computed at tax rates of 16.5%-39.5%.

H.	Effective income tax rates

Following is a reconciliation of the theoretical tax expenses assuming all income before tax is taxed at the regular tax rates applicable to Israeli companies (2006-31%, 2007-29%, 2008-27%) and the actual tax expenses:

	Year Ended December 31,

	2 0 0 6	2 0 0 7	2 0 0 8

Income before income taxes as reported in the
consolidated statements of income	$5,546	$5,394	$3,466

Theoretical tax expense	$1,719	$1,564	$936

Non-deductible expenses	43	6	28
Tax exempt income	(15)	(3)	–
Differences due to statutory tax rates	168	70	57
Tax exemption applicable to “Approved Enterprises”
and exempted income	–	(558)	(301)
Differences arising from the
basis of measurement for tax purposes	(96)	(39)	–
Differences attributable to utilization of carryforward
tax losses for which no deferred tax assets were
recorded	6	(78)	(15)
Tax income in respect of previous years	(22)	(28)	(399)
Tax expense in respect of FIN 48	–	91	275
Other	(41)	(140)	8

	$1,762	$885	$589

Effective tax rate	32%	16%	17%

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 16 –	INCOME TAXES (cont.)

I.	Components of tax expenses

(1)	Income before income taxes included in the statements of income:

	Year Ended December 31,

	2 0 0 6	2 0 0 7	2 0 0 8

Israeli	$4,878	$3,923	$1,984
Non-Israeli	668	1,471	1,482

	$5,546	$5,394	$3,466

(2)	Income taxes included in the statements of income:

	Year Ended December 31,

	2 0 0 6	2 0 0 7	2 0 0 8

Current
Israeli	$1,362	$581	$424
Non-Israeli	248	1,064	1,133

	1,610	1,645	1,557

Deferred
Israeli	–	(136)	27
Non-Israeli	174	(596)	(596)

	174	(732)	(569)

In respect of previous years
Israeli	2	(47)	(259)
Non-Israeli	(24)	19	(140)

	(22)	(28)	(399)

	$1,762	$885	$589

J.	Tax positions

Each of the Company’s foreign subsidiaries files its income tax returns in the jurisdiction of its home country. The Company adopted the provisions of FASB International No. 48, “Accounting for Uncertainty in Income Taxes“ (“FIN 48”) on January 1, 2007. The initial implementation of FIN 48 resulted in immaterial amounts to be recorded as liability for unrecognized tax benefits as of January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance as of January 1, 2007	$–
Additions based on tax position related to the current year	69
Additions for tax positions of prior years	22

Balance as of December 31, 2007	91
Additions based on tax position related to the current year	234
Additions for tax positions of prior years	41

Balance as of December 31, 2008	$366

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 17 –	EARNINGS PER SHARE

The following table provides a reconciliation of the ordinary shares used in computations of basic and diluted earnings per share:

	Year Ended December 31,

	2 0 0 6	2 0 0 7	2 0 0 8

	Thousand of shares

Weighted average number of issued ordinary shares	7,765	9,070	9,997
Less - weighted average number of shares
held as treasury stock	(1,306)	(1,270)	(1,405)

Weighted average number of outstanding ordinary shares used in
computation of basic earnings per share	6,459	7,800	8,592

Plus - incremental ordinary shares
from assumed exercise of options	101	97	121

Weighted average number of ordinary shares used in
computation of diluted earnings per share	6,560	7,897	8,713

Options to purchase 7,500, 176,200 and 20,000 ordinary shares were outstanding as of December 31, 2006, 2007 and 2008, respectively, but were not included in the computation of diluted earnings per share due to their anti-dilutive effect.

NOTE 18 –	RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances – Balances with related parties as of December 31, 2007 and 2008 were insignificant.

B.	Transactions

	Year Ended December 31,

	2 0 0 6	2 0 0 7	2 0 0 8

Compensation of officers and directors	$589	$603	$651

Expenses related to directors	$28	$106	$158

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 19 –	SEGMENTAL DISCLOSURE

	A.	Operating segments

The Company makes segmental disclosure in accordance with the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”), which requires segmentation based on the Group’s internal organization and reporting of revenue and other performance measures. The Company’s segments are designed to allocate resources internally and provide a framework to determine management responsibility. According to SFAS No. 131, operating segments are defined as components of an enterprise with respect to which discrete financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Accordingly, the Group has three reportable operating segments evaluated regularly by the Company’s Chief Executive Officer. The types of products and services provided by these segments are: (i) software licensing, (ii) maintenance, and (iii) services which include professional services, training and technical support. For additional information regarding these activities, see Note 2R.

Currently, the Company does not separately allocate operating expenses (that is, research and development, selling and marketing and general and administrative expenses) nor does it allocate specific assets to these segments, other than goodwill associated with the acquisition of STARLIMS Canada that is assigned in its entirety to the services operating segment. Goodwill associated with the acquisition of STARLIMS UK is assigned to all of the Company’s operating segments. Accordingly, the segment information disclosed includes only revenues, cost of revenues and gross profit.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 19 –	SEGMENTAL DISCLOSURE (cont.)

	A.	Operating segments (cont.)

The following presents revenues and gross profit by each operating segment:

	Year Ended December 31, 2006				Year Ended December 31, 2007
	Software licensing	Maintenance	Services	Total	Software licensing	Maintenance	Services	Total

Revenues	$8,286	$2,841	$8,638	$19,765	$10,656	$3,241	$9,878	$23,775
Cost of revenues (*)	31	–	5,557	5,588	374	–	8,095	8,469

Gross profit	$8,255	$2,841	$3,081	$14,177	$10,282	$3,241	$1,783	$15,306

Operating expenses
Research and development				1,866				2,872
Selling and marketing				4,741				5,792
General and administrative				2,634				2,799

				9,241				11,463

Operating income				4,936				3,843
Financial income, net				610				1,551

Income before income taxes				5,546				5,394
Income tax expense				1,762				885

Net income				$3,784				$4,509

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 19 –	SEGMENTAL DISCLOSURE (cont.)

	A.	Operating segments (cont.)

	Year Ended December 31, 2008
	Software licensing	Maintenance	Services	Total

Revenues	$10,238	$5,234	$9,770	$25,242
Cost of revenues (*)	409	–	9,137	9,546

Gross profit	$9,829	$5,243	$633	$15,696

Operating expenses
Research and development				3,408
Selling and marketing				6,299
General and administrative				3,573

				13,280

Operating income				2,416
Financial income, net				1,050

Income before income taxes				3,466
Income tax expense				589

Net income				$2,877

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share data)

NOTE 19 –	SEGMENTAL DISCLOSURE (cont.)

	B.	Revenues by geographical areas

	Year Ended December 31,

	2 0 0 6	2 0 0 7	2 0 0 8

North America	$14,689	$16,094	$17,203
Latin America	1,690	1,987	956
Europe	2,682	3,235	3,089
Asia	516	2,110	3,800
Israel	188	349	194

	$19,765	$23,775	$25,242

C.	Non current assets by geographical areas

The composition of the Group’s fixed assets, net according to their physical location is as follows:

	As of December 31,

	2 0 0 7	2 0 0 8

North America	$690	$531
Asia (Hong Kong)	177	161
Europe ( United Kingdom)	–	10
Israel	734	714

	$1,601	$1,416

D.	Major customers (as percentage of total revenues)

	Year Ended December 31,

	2 0 0 6	2 0 0 7	2 0 0 8

Customer A	18%	9%	5%

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

Dated: March 25, 2009